      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 20, 1994


                                                       REGISTRATION NO. 33-53667

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            BANKAMERICA CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                                6025                               94-168731
(STATE OR OTHER JURISDICTION           (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
              OF                      CLASSIFICATION CODE NUMBER)               IDENTIFICATION NO.)
      INCORPORATION OR
       ORGANIZATION)

     555 CALIFORNIA STREET, SAN FRANCISCO, CALIFORNIA 94104, (415) 622-3530 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                 CHERYL SOROKIN
                     EXECUTIVE VICE PRESIDENT AND SECRETARY
                            BANKAMERICA CORPORATION
                             BANK OF AMERICA CENTER
     555 CALIFORNIA STREET, SAN FRANCISCO, CALIFORNIA 94104, (415) 622-3530 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                  STEVEN D. KRIEG                                    RODNEY R. PECK
              BANK OF AMERICA NT & SA                           PILLSBURY MADISON & SUTRO
              LEGAL DEPARTMENT (3017)                             235 MONTGOMERY STREET
               555 CALIFORNIA STREET                             SAN FRANCISCO, CA 94104
              SAN FRANCISCO, CA 94104                                (415) 983-1000
                  (415) 953-4862
             RICHARD S. BRENNAN, ESQ.                            EDWARD D. HERLIHY, ESQ.
               MAYER, BROWN & PLATT                          WACHTELL, LIPTON, ROSEN & KATZ
             190 SOUTH LASALLE STREET                        51 WEST 52ND STREET, 33RD FLOOR
                 CHICAGO, IL 60603                                 NEW YORK, NY 10019
                  (312) 701-7300                                     (212) 403-1207

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                                                  PROPOSED MAXIMUM PROPOSED MAXIMUM    AMOUNT OF
   TITLE OF EACH CLASS OF        AMOUNT TO BE      OFFERING PRICE    AGGREGATE      REGISTRATION
 SECURITIES TO BE REGISTERED      REGISTERED          PER UNIT     OFFERING PRICE      FEE(1)
- --------------------------------------------------------------------------------------------------
Common Stock(2), par value
$1.5625 per share............   24,000,000 shares  Not Applicable  Not Applicable   $303,307.29


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


(1) Previously paid.



(2) Associated with the Common Stock are Preferred Share Purchase Rights that will not be exercisable or evidenced separately from the Common Stock prior to the occurrence of certain events.


                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            BANKAMERICA CORPORATION

        CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K

                                                                      LOCATION IN PROXY
                           FORM S-4 ITEM                            STATEMENT/PROSPECTUS
           ----------------------------------------------   -------------------------------------
A.  INFORMATION ABOUT THE TRANSACTION
        1. Forepart of Registration Statement and Outside
           Front Cover Page of Prospectus................   Outside front cover page of Proxy
                                                              Statement-Prospectus
        2. Inside Front and Outside Back Cover Pages of
           Prospectus....................................   Available Information; Incorporation
                                                              of Certain Documents by Reference;
                                                              Table of Contents
        3. Risk Factors, Ratio of Earnings to Fixed
           Charges and Other Information.................   Summary; The Meeting; The Merger;
                                                              Certain Considerations with Respect
                                                              to the Merger and Operations After
                                                              the Merger
        4. Terms of the Transaction......................   Summary; The Meeting; The Merger;
                                                              Certain Considerations with Respect
                                                              to the Merger and Operations After
                                                              the Merger; The Merger Agreement;
                                                              The Stock Option Agreement;
                                                              Description of BAC Capital Stock;
                                                              Comparison of Rights of
                                                              Stockholders of BAC and
                                                              Continental; Other Matters
        5. Pro Forma Financial Information...............   Summary; Pro Forma Combined Financial
                                                              Information
        6. Material Contacts with the Company Being
           Acquired......................................   Summary; The Merger
        7. Additional Information Required for Reoffering
           by Persons and Parties Deemed to Be
           Underwriters..................................   Inapplicable
        8. Interests of Named Experts and Counsel........   Experts; Legal Matters
        9. Disclosure of Commission Position on
           Indemnification for Securities Act
           Liabilities...................................   Inapplicable
B.  INFORMATION ABOUT THE REGISTRANT
       10. Information with Respect to S-3 Registrants...   Available Information; Incorporation
                                                              of Certain Documents by Reference;
                                                              Summary; BankAmerica Corporation;
                                                              Pro Forma Combined Financial
                                                              Information; Capitalization of
                                                              BankAmerica Corporation
       11. Incorporation of Certain Information by
           Reference.....................................   Incorporation of Certain Documents by
                                                              Reference
       12. Information with Respect to S-2 or S-3
           Registrants...................................   Inapplicable
       13. Incorporation of Certain Information by
           Reference.....................................   Inapplicable
       14. Information with Respect to Registrants Other
           Than S-3 or S-2 Registrants...................   Inapplicable

                                                                      LOCATION IN PROXY
                           FORM S-4 ITEM                            STATEMENT/PROSPECTUS
           ----------------------------------------------   -------------------------------------
C.  INFORMATION ABOUT THE COMPANY
  BEING ACQUIRED
       15. Information with Respect to S-3 Companies.....   Available Information; Incorporation
                                                              of Certain Documents by Reference;
                                                              Summary; Continental Bank
                                                              Corporation; Pro Forma Combined
                                                              Financial Information
       16. Information with Respect to S-2 or S-3
           Companies.....................................   Inapplicable
       17. Information with Respect to Companies Other
           Than S-3 or S-2 Companies.....................   Inapplicable
D.  VOTING AND MANAGEMENT INFORMATION
       18. Information if Proxies, Consents or
           Authorizations are to be Solicited............   Incorporation of Certain Documents by
                                                              Reference; Summary; The Meeting;
                                                              The Merger
       19. Information if Proxies, Consents or
           Authorizations are not to be solicited or in
           an Exchange Offer.............................   Inapplicable

                         [CONTINENTAL BANK CORPORATION]

Dear Continental Common Stockholder:

     I am pleased to invite you to attend our 1994 Annual Meeting of Stockholders, which will begin at 10:00 a.m. in the Arthur Rubloff Auditorium of The Art Institute of Chicago, Columbus Drive and East Monroe Street, Chicago, Illinois, on Monday, June 27, 1994.

     At the meeting, you will be asked to approve the merger of Continental Bank Corporation into BankAmerica Corporation. As a result of the merger, Continental common stockholders will have the right to convert their shares into either all cash or all BankAmerica common shares, subject to the election and allocation procedures described in the attached Proxy Statement-Prospectus. The actual number of BankAmerica shares and the amount of cash will be determined based on a formula set forth in the merger agreement, which takes into consideration (i) the average of the closing prices per share of BankAmerica common stock as reported by the New York Stock Exchange for the ten trading days ending on the tenth calendar day immediately prior to the anticipated effective date of the merger (such average price is referred to herein as the "Final BAC Stock Price") and (ii) the total number of shares of Continental common stock outstanding. The formula will be adjusted if the Final BAC Stock Price is more than $55.84 and is subject to possible adjustment if the Final BAC Stock Price is less than $36.16, as described in the attached Proxy Statement-Prospectus. Based on the closing price of BankAmerica common stock on May 11, 1994 of $45.125, a Continental common stockholder receiving all cash would receive $37.14 per share and a Continental common stockholder receiving all stock would receive 0.8230 shares of BankAmerica common stock for each share of Continental common stock.

     THE CONTINENTAL BOARD OF DIRECTORS, BY UNANIMOUS VOTE OF ALL DIRECTORS, HAS APPROVED THE TERMS OF THE MERGER AGREEMENT AND RECOMMENDS THAT CONTINENTAL STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE MERGER.

     Approval of the merger by Continental stockholders requires the approval of a majority of the outstanding shares of Continental common stock. Continental's directors and executive officers have indicated that they will vote in favor of the proposal to approve the merger at the meeting.

     You will also vote at the meeting for the election of directors and the appointment of independent accountants. The directors and the independent accountants will serve for the ensuing year or until such time as the merger is effective. The Continental Board of Directors recommends that stockholders vote FOR the proposed slate of directors and FOR the selection of Price Waterhouse as independent accountants.

     IT IS IMPORTANT THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. AN ABSTENTION OR FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER. ACCORDINGLY, PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY YOUR PROXY CARD IN THE ENCLOSED ENVELOPE. YOU MAY ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON IF YOU WISH, EVEN THOUGH YOU HAVE PREVIOUSLY RETURNED YOUR PROXY.

     THE NOTICE OF MEETING AND PROXY STATEMENT-PROSPECTUS DESCRIBING THESE IMPORTANT MATTERS ARE ATTACHED. IN ADDITION, YOUR ATTENTION IS DIRECTED TO THE ENCLOSED 1993 ANNUAL REPORT. If you require assistance in completing your proxy card or have questions about voting procedures or the Proxy Statement-Prospectus, please feel free to contact Joseph Alaimo, Continental's Director of Investor Relations, at (312) 828-4764.

                                          THOMAS C. THEOBALD
                                          Chairman

May 23, 1994

                          CONTINENTAL BANK CORPORATION
                            ------------------------

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                            ------------------------

To the Stockholders of Continental Bank Corporation:

     You are hereby notified that the Annual Meeting of Stockholders of Continental Bank Corporation will be held in the Arthur Rubloff Auditorium of The Art Institute of Chicago, Columbus Drive and East Monroe Street, Chicago, Illinois, on Monday, June 27, 1994 at 10:00 a.m., Chicago time, for the purpose of considering and voting upon:

          1. The approval and adoption of the Restated Agreement and Plan of Merger, dated as of January 27, 1994, between Continental Bank Corporation ("Continental") and BankAmerica Corporation ("BAC"), including the merger (the "Merger") of Continental with and into BAC and the transactions contemplated thereby, including without limitation, certain provisions benefitting directors, executive officers and employees of Continental;

          2. The election of a Board of Directors to serve until the next annual meeting of stockholders of Continental or, if earlier, the consummation of the Merger and until their successors are elected and have qualified;

          3. The appointment of Price Waterhouse as independent accountants for the year 1994 or, if earlier, until the consummation of the Merger; and

          4. Such other matters as may properly come before the Meeting.

     The close of business on May 6, 1994 has been fixed as the record date for determination of stockholders entitled to notice of and to vote at the Meeting. A list of such stockholders will be maintained ten days prior to the Meeting at the office of Continental Bank, National Association, 231 South LaSalle Street, Chicago, Illinois.

                                          RICHARD S. BRENNAN
                                          Secretary

Chicago, Illinois

May 23, 1994


- --------------------------------------------------------------------------------

            PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY,
                 WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.

         THE CONTINENTAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
            STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT
               THE MERGER AGREEMENT AND FOR ITEMS 2 AND 3 ABOVE.
- --------------------------------------------------------------------------------

                          CONTINENTAL BANK CORPORATION

                                PROXY STATEMENT

         FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 27, 1994
                            ------------------------

                            BANKAMERICA CORPORATION

                                   PROSPECTUS

     This Proxy Statement-Prospectus ("Proxy Statement-Prospectus") is being furnished to the stockholders of Continental Bank Corporation ("Continental") in connection with the solicitation of proxies by the Continental Board of Directors (the "Continental Board") for use at the Annual Meeting of Stockholders of Continental to be held in the Arthur Rubloff Auditorium of The Art Institute of Chicago, Columbus Drive and East Monroe Street, Chicago, Illinois, on Monday, June 27, 1994 at 10:00 a.m., Chicago time, and at any adjournment or postponement thereof (the "Meeting").

     At the Meeting, the stockholders of record of Continental common stock, par value $4 per share ("Continental Common Stock"), as of the close of business on May 6, 1994 will consider and vote upon a proposal to approve and adopt a Restated Agreement and Plan of Merger, dated as of January 27, 1994 (the "Merger Agreement"), by and between BankAmerica Corporation ("BAC") and Continental and the transactions contemplated thereby, including without limitation, certain provisions benefitting directors, executive officers and employees of Continental, as more fully described herein. A copy of the Merger Agreement is attached to this Proxy Statement-Prospectus as Annex A. As more fully described herein, pursuant to the Merger Agreement, Continental will merge into BAC (the "Merger"), and the shares of Continental Common Stock outstanding at the effective time of the Merger (other than shares with respect to which appraisal rights are perfected) will be converted, subject to the election and allocation procedures described herein, into either (x) a number of shares of common stock of BAC, par value $1.5625 per share (the "BAC Common Stock"), or (y) an amount in cash without interest. The number of shares and the amount of cash will be determined based on a formula set forth in the Merger Agreement which takes into consideration (i) the average of the closing prices per share of BAC Common Stock as reported by the New York Stock Exchange, Inc. ("NYSE") on the NYSE composite transactions tape for the ten consecutive days on which shares of BAC Common Stock are traded on the NYSE ending on the tenth calendar day immediately prior to the anticipated effective date of the Merger (the "Determination Date") (such average price, the "Final BAC Stock Price") and (ii) the total number of shares of Continental Common Stock outstanding on the Determination Date. The formula will be adjusted if the Final BAC Stock Price is more than $55.84 (the "Ceiling Price") and is subject to possible adjustment if the Final BAC Stock Price is less than $36.16 (the "Floor Price"), all as more fully described herein. Annex B to this Proxy Statement-Prospectus sets forth the amount of cash and the number of BAC shares to be issued in the Merger per share of Continental Common Stock based on various assumed Final BAC Stock Prices and an assumed total number of shares of Continental Common Stock outstanding on the Determination Date.

     Based on the closing price on the NYSE of BAC Common Stock on May 11, 1994 of $45.125 per share, a Continental common stockholder receiving all cash would receive $37.14 per share and a Continental common stockholder receiving all stock would receive 0.8230 shares of BAC Common Stock for each share of Continental Common Stock. If the Final BAC Stock Price is equal to either the Floor Price or the Ceiling Price, a Continental common stockholder receiving all cash would receive $33.41 or $41.59 per share, respectively, and a Continental common stockholder receiving all stock would receive 0.9239 shares or 0.7449 shares of BAC Common Stock, respectively, for each share of Continental Common Stock.

     Each outstanding share of preferred stock of Continental, other than shares of Continental Adjustable Rate Cumulative Preferred Stock, Series 2, as to which appraisal rights are perfected, will be converted in the Merger into one share of preferred stock of BAC having substantially the same terms.

     This Proxy Statement-Prospectus also serves as a prospectus for BAC under the Securities Act of 1933, as amended (the "Securities Act"), for the issuance of shares of BAC Common Stock (including the associated preferred share purchase rights described under "DESCRIPTION OF BAC CAPITAL STOCK -- BAC Common Stock and Rights" issued with respect to such shares) in the Merger. On May 11, 1994, the closing prices on the NYSE composite transactions tape of BAC Common Stock and Continental Common Stock were $45.125 and $35.25, respectively.


     At the Meeting, holders of Continental Common Stock will also consider and vote upon the election of a Board of Directors to serve until the next annual meeting of stockholders of Continental or, if earlier, the consummation of the Merger and the appointment of Price Waterhouse to serve as independent accountants for Continental for the year 1994 or, if earlier, until the consummation of the Merger. This Proxy Statement-Prospectus and the accompanying Notice of Annual Meeting and proxy card are first being mailed to Continental Common Stockholders on or about May 23, 1994.


THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS PROXY STATEMENT-PROSPECTUS. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. STOCKHOLDERS ARE STRONGLY URGED
 TO READ AND CONSIDER CAREFULLY THIS PROXY STATEMENT-PROSPECTUS IN ITS
  ENTIRETY.
                            ------------------------

THE SECURITIES TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
 NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
      CRIMINAL OFFENSE.
                            ------------------------


          THE DATE OF THIS PROXY STATEMENT-PROSPECTUS IS MAY 23, 1994.

                               TABLE OF CONTENTS

                                                           PAGE
                                                           ----
AVAILABLE INFORMATION....................................     3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........     3
SUMMARY..................................................     5
    The Parties..........................................     5
    The Meeting and Votes Required.......................     5
    The Merger...........................................     6
        General..........................................     6
        Merger Consideration -- Continental Common
          Stock..........................................     6
        Election Procedures..............................     7
        Merger Consideration -- Continental Preferred
          Stock..........................................     8
        Recommendation of the Board of Directors.........     8
        Opinion of Financial Advisor.....................     9
        Regulatory Approvals Required....................     9
        Conditions to the Merger; Termination............     9
        Interests of Certain Persons in the Merger.......    10
        Certain Considerations with Respect to the Merger
          and Operations after the Merger................    11
        Stock Option Agreement...........................    11
        Appraisal Rights.................................    11
        Summary of Income Tax Consequences...............    11
    Election of Continental Directors and Ratification of
      Auditors...........................................    12
    Market Price and Dividend Data.......................    12
    Summary Historical and Pro Forma Combined Financial
      Data...............................................    13
    Comparative Per Share Data...........................    17
BANKAMERICA CORPORATION..................................    18
CONTINENTAL BANK CORPORATION.............................    18
THE MEETING..............................................    19
    General..............................................    19
    Date, Place and Time.................................    19
    Record Date..........................................    19
    Votes Required.......................................    19
    Voting and Revocation of Proxies.....................    20
    Solicitation of Proxies..............................    20
THE MERGER...............................................    21
    Background of the Merger.............................    21
    Recommendation of the Board of Directors and Reasons
      for the Merger.....................................    23
    Opinion of Financial Advisor.........................    25
    Summary of Financial Analyses........................    27
    Merger Consideration.................................    29
    Election Procedures..................................    31
    Allocation...........................................    32
    Effective Time.......................................    33
    Conversion of Shares; Procedures for Exchange of
      Certificates; Dividends............................    33
    Stock Exchange Listing...............................    34
    Dividends............................................    34
    Interests of Certain Persons in the Merger...........    35
    Accounting Treatment.................................    37
    Certain Federal Income Tax Consequences..............    38
    Effect on Employee Benefit Plans.....................    40
    Appraisal Rights.....................................    40
CERTAIN CONSIDERATIONS WITH RESPECT TO THE MERGER AND
  OPERATIONS AFTER THE MERGER............................    44
    Management and Operations After the Merger...........    44
    Certain Considerations with Respect to the Merger....    44
THE MERGER AGREEMENT.....................................    44
    The Merger...........................................    44
    Representations and Warranties of BAC and
      Continental........................................    45
    Conditions to Consummation of the Merger.............    46
    Conduct of Continental's Business Prior to the
      Merger.............................................    47
    Additional Agreements................................    48
    Termination..........................................    50
    Amendment and Waiver.................................    51
    Expenses.............................................    51

                                                           PAGE
                                                           ----
THE STOCK OPTION AGREEMENT...............................    51
    Shares Subject to the Option.........................    51
    Adjustment of Number of Shares Subject to the
      Option.............................................    51
    Exercise of the Option...............................    52
    Termination of the Option............................    53
    Repurchase at Option of BAC..........................    53
    Substitute Option....................................    54
    Repurchase of Substitute Option or Shares............    54
    Assignability........................................    54
    Notice of Exercise...................................    54
PRO FORMA COMBINED FINANCIAL INFORMATION.................    55
CAPITALIZATION OF BANKAMERICA CORPORATION................    66
DESCRIPTION OF BAC CAPITAL STOCK.........................    67
    General..............................................    67
    BAC Common Stock and Rights..........................    67
    Outstanding Preferred Stock..........................    68
    BAC Adjustable Rate Preferred Stock, Series 1........    71
    BAC Adjustable Rate Cumulative Preferred Stock,
      Series 2...........................................    72
COMPARISON OF RIGHTS OF STOCKHOLDERS OF BAC AND
  CONTINENTAL............................................    74
    Special Meetings.....................................    74
    Proxies..............................................    75
    Notice of Stockholder Business.......................    75
    Notice of Director Nominations.......................    75
    Stockholder Meetings.................................    75
    Indemnification......................................    75
    Rights Plans.........................................    76
OTHER MATTERS............................................    76
    Regulatory Approvals Required........................    76
    Certain Pending Litigation...........................    77
PRINCIPAL AND OTHER STOCKHOLDERS OF CONTINENTAL..........    78
ELECTION OF CONTINENTAL DIRECTORS........................    79
    Director Compensation................................    83
EXECUTIVE OFFICER COMPENSATION...........................    84
    Report of Human Resources Committee..................    84
    Summary Compensation Table...........................    87
    Option Grants in 1993................................    88
    Aggregated Option/SAR Exercises in 1993 and
      Option/SAR Values at Year-End 1993.................    89
    Pension Plan.........................................    89
    Executive Termination Agreements.....................    90
    Reports of Beneficial Ownership......................    91
STOCK PERFORMANCE GRAPH..................................    91
CERTAIN TRANSACTIONS.....................................    91
RATIFICATION OF INDEPENDENT ACCOUNTANTS..................    92
STOCKHOLDER PROPOSALS....................................    92
EXPERTS..................................................    92
LEGAL MATTERS............................................    92
OTHER BUSINESS AT THE MEETING............................    93
ANNEX A      RESTATED AGREEMENT AND PLAN OF MERGER
ANNEX B      ILLUSTRATIVE CALCULATIONS OF STOCK
             CONSIDERATION, CASH CONSIDERATION AND STOCK
             AMOUNT
ANNEX C      SECTION 262 OF THE DELAWARE GENERAL CORPORATION
             LAW
ANNEX D      STOCK OPTION AGREEMENT
ANNEX E      FORM OF CERTIFICATE OF DESIGNATION, PREFERENCES
             AND RIGHTS OF BAC ADJUSTABLE RATE PREFERRED
             STOCK, SERIES 1
ANNEX F      FORM OF CERTIFICATE OF DESIGNATION, PREFERENCES
             AND RIGHTS OF BAC ADJUSTABLE RATE CUMULATIVE
             PREFERRED STOCK, SERIES 2
ANNEX G      OPINION OF GOLDMAN, SACHS & CO.

     NO PERSON IS AUTHORIZED BY BAC OR CONTINENTAL TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN ANY INFORMATION OR REPRESENTATION CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS, IN CONNECTION WITH THE OFFERING AND THE SOLICITATION MADE BY THIS PROXY STATEMENT-PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES, IN ANY JURISDICTION IN WHICH A SOLICITATION OR OFFERING MAY NOT LAWFULLY BE MADE.

     NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF BAC OR CONTINENTAL SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

     Under the rules and regulations of the Securities and Exchange Commission (the "SEC"), the solicitation of Continental Common Stockholders to approve the Merger Agreement and the Merger constitutes an offering of BAC Common Stock to be issued in conjunction with the Merger. Accordingly, BAC has filed with the SEC a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such offering. This Proxy Statement-Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Copies of the Registration Statement are available from the SEC, upon payment of prescribed rates. Statements contained in this Proxy Statement-Prospectus or in any document incorporated by reference in this Proxy Statement-Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

     BAC and Continental are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, proxy statements, reports and other information are filed with the SEC by BAC and Continental. Material filed by BAC and Continental can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices in Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511) and in New York (Seven World Trade Center, 13th Floor, New York, New York 10048), and copies of such material can be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material can be inspected at the offices of the New York, Pacific and Chicago Stock Exchanges, where BAC Common Stock and Continental Common Stock are listed.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     BAC incorporates herein by reference (a) BAC's Annual Report on Form 10-K for the year ended December 31, 1993, (b) BAC's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, (c) BAC's current reports on Form 8-K dated January 19, January 27, March 11, March 21, March 29, April 20 and May 12, 1994, (d) the description of BAC Common Stock set forth in the Registration Statement on Form 8-A dated May 25, 1976 (as amended by Forms 8 dated June 14, August 18 and September 10, 1976), and (e) the description of BAC's Preferred Share Purchase Rights set forth in the Registration Statement on Form 8-A dated April 13, 1988 (as amended by Form 8 dated August 20, 1991). See "DESCRIPTION OF BAC CAPITAL STOCK."

     Continental incorporates herein by reference (a) Continental's Annual Report on Form 10-K for the year ended December 31, 1993, (b) Continental's Amendment No. 1 to Annual Report on Form 10-K dated April 29, 1994, (c) Continental's Amendment No. 2 to Annual Report on Form 10-K dated May 13, 1994,
(d) Continental's Amendment No. 3 to Annual Report on Form 10-K dated May 16, 1994, (e) Continental's

Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, (f) Continental's Amendment No. 1 to Quarterly Report on Form 10-Q dated May 12, 1994, (g) Continental's current reports on Form 8-K dated February 7, March 17 and April 1, 1994, and (h) the description of Continental Common Stock contained in Continental's Registration Statement on Form S-3 dated May 7, 1993.

     THIS PROXY STATEMENT-PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THERE WILL BE PROVIDED WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A PROXY STATEMENT-PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON AND BY FIRST CLASS MAIL OR OTHER EQUALLY PROMPT MEANS WITHIN ONE BUSINESS DAY OF RECEIPT OF SUCH REQUEST, A COPY OF ANY OR ALL DOCUMENTS INCORPORATED HEREIN BY REFERENCE (EXCLUDING EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED THEREIN BY REFERENCE). WITH RESPECT TO DOCUMENTS OF BAC INCORPORATED HEREIN BY REFERENCE, REQUESTS SHOULD BE DIRECTED TO BANKAMERICA CORPORATION, CORPORATE SECRETARY'S OFFICE, P.O. BOX 37000, SAN FRANCISCO, CALIFORNIA 94137 (TELEPHONE (415) 622-3530). WITH RESPECT TO DOCUMENTS OF CONTINENTAL INCORPORATED HEREIN BY REFERENCE, REQUESTS SHOULD BE DIRECTED TO CONTINENTAL BANK CORPORATION, INVESTOR RELATIONS, 231 SOUTH LASALLE STREET, CHICAGO, ILLINOIS 60697 (TELEPHONE (312) 828-4764). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE MEETING TO WHICH THIS PROXY STATEMENT-PROSPECTUS RELATES, ANY SUCH REQUEST SHOULD BE MADE BY JUNE 20, 1994.

     All reports and definitive proxy or information statements filed by BAC and Continental pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Proxy Statement-Prospectus and prior to the termination of the offering of the BAC Common Stock to which this Proxy Statement-Prospectus relates shall be deemed to be incorporated by reference into this Proxy Statement-Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.

     ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS RELATING TO BAC HAS BEEN SUPPLIED BY BAC, AND ALL INFORMATION RELATING TO CONTINENTAL HAS BEEN SUPPLIED BY CONTINENTAL. NEITHER BAC NOR CONTINENTAL WARRANTS THE ACCURACY OR COMPLETENESS OF INFORMATION RELATING TO THE OTHER PARTY.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement-Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Proxy Statement-Prospectus, in the attached Annexes and in the documents incorporated by reference. Stockholders are urged to read carefully this Proxy Statement-Prospectus and the attached Annexes in their entirety.

THE PARTIES

     BankAmerica Corporation ("BAC") and Continental Bank Corporation ("Continental"), through their respective banking and other subsidiaries, each provides banking and financial services throughout the United States and in selected overseas markets to customers, including individuals, corporations, governments and other institutions. BAC is headquartered at 555 California Street, San Francisco, California 94104, telephone (415) 622-3530. Continental is headquartered at 231 South LaSalle Street, Chicago, Illinois 60697, telephone
(312) 828-2345. See "BANKAMERICA CORPORATION" and "CONTINENTAL BANK
CORPORATION."

THE MEETING AND VOTES REQUIRED

     The annual meeting of the Continental Common stockholders (including any adjournments or postponements thereof, the "Meeting") will be held on Monday, June 27, 1994 at 10:00 a.m., Chicago time, in the Arthur Rubloff Auditorium of The Art Institute of Chicago, Columbus Drive and East Monroe Street, Chicago, Illinois. Only holders of record of Continental common stock, par value $4 per share ("Continental Common Stock"), and depositary shares representing Continental Adjustable Rate Cumulative Preferred Stock, Series 2, $100 stated value ("Continental Series 2 Preferred Stock"), at the close of business on May 6, 1994 (the "Record Date") will be entitled to notice of the Meeting, and only holders of record of Continental Common Stock ("Continental Common Stockholders") at the close of business on the Record Date will be entitled to vote at the Meeting. At the Meeting, Continental Common Stockholders will be asked to consider and to vote on (i) the approval and adoption of the Restated Agreement and Plan of Merger, dated as of January 27, 1994 (the "Merger Agreement"), by and between BAC and Continental and the transactions contemplated thereby, (ii) the election of 13 directors to the Continental Board of Directors (the "Continental Board"), (iii) the ratification of the appointment of Price Waterhouse as independent accountants for Continental for the year 1994 and (iv) such other matters as may properly come before the Meeting.

     The consideration and vote by Continental Common Stockholders on the proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby is referred to herein as the "vote on the Merger," and the approval and adoption thereof is referred to as the "approval of the Merger." The approval of the Merger by the Continental Common Stockholders will constitute approval and adoption of the Merger Agreement and each of the transactions contemplated by the Merger Agreement, including, without limitation, certain provisions benefitting directors, executive officers and employees of Continental, as more fully described herein. See "THE MERGER--Interests of Certain Persons in the Merger."

     The affirmative vote of the holders of a majority of the outstanding shares of Continental Common Stock is required for approval of the Merger. Holders of shares of Continental Preferred Stock are not entitled to vote on any of the matters to be considered at the Meeting.

     As of the Record Date, there were 51,504,036 shares of Continental Common Stock outstanding, of which 3,470,191 shares or approximately 6.7% were beneficially owned by directors and executive officers of Continental and their respective affiliates. The directors and executive officers of Continental have indicated that they intend to vote the shares of Continental Common Stock held by them for approval of the Merger. As of the Record Date, trust departments of BAC subsidiaries held 25,890 shares or approximately 0.05% of the shares of Continental Common Stock outstanding in a variety of personal and corporate trust relationships. These trust departments maintained no voting or dispositive power with respect to 22,590 of such shares, maintained voting but not dispositive power with respect to 1,000 of such shares, and maintained dispositive and voting power with respect to 2,300 of such shares. To BAC's best knowledge, as of the Record Date, directors and executive officers of BAC did not beneficially own any shares of Continental Common Stock.

     Approval of the Merger by BAC's stockholders is not required.

     Directors will be elected by a plurality of the votes of shares of Continental Common Stock present in person or represented by proxy at the Meeting. The ratification of the appointment of Price Waterhouse as independent accountants requires the affirmative vote of the holders of a majority of the outstanding shares of Continental Common Stock present in person or represented by proxy at the Meeting and entitled to vote thereon.

     For additional information relating to the Meeting, see "THE MEETING," "ELECTION OF CONTINENTAL DIRECTORS" and "RATIFICATION OF INDEPENDENT ACCOUNTANTS."

     A Continental Common Stockholder may revoke a proxy at any time before it is voted by the filing of an instrument revoking the proxy or of a duly executed proxy bearing a later date with the Corporate Secretary of Continental prior to or at the Meeting, or by attending the Meeting and voting in person. Attendance at the Meeting will not by itself constitute revocation of a proxy.

THE MERGER

     General. The Merger Agreement provides that Continental will merge into BAC, with BAC being the surviving entity. See "THE MERGER -- Background of the Merger."

     Merger Consideration -- Continental Common Stock. The Merger Agreement provides that, at the effective time of the Merger (the "Effective Time") and subject to the election and allocation procedures provided for therein, each share of Continental Common Stock outstanding at the Effective Time (other than shares with respect to which appraisal rights are perfected) will be converted into either: (i) a number of shares of BAC Common Stock determined as described below (such number of shares of BAC Common Stock being hereinafter referred to as the "Stock Consideration"); or (ii) an amount in cash without interest determined as described below (such cash amount being hereinafter referred to as the "Cash Consideration"). The actual Stock Consideration and Cash Consideration will be determined based on a formula, set forth in the Merger Agreement, which takes into consideration (i) the average of the closing prices per share of BAC Common Stock as reported on the New York Stock Exchange, Inc. ("NYSE") composite transactions tape for the ten consecutive days on which shares of BAC Common Stock are traded on the NYSE (the "Valuation Period") ending on the tenth calendar day prior to the anticipated Effective Time (the "Determination Date") (such average price, the "Final BAC Stock Price") and (ii) the total number of shares of Continental Common Stock outstanding at the Determination Date. A table is provided in Annex B of this Proxy Statement-Prospectus which sets forth the amount of cash and BAC Common Stock to be issued in the Merger and the actual number of shares of BAC Common Stock to be issued in the Merger per share of Continental Common Stock based upon various assumed Final BAC Stock Prices and an assumed total number of shares of Continental Common Stock outstanding at the Determination Date. Based on the closing price on the NYSE of BAC Common Stock on May 11, 1994 of $45.125 per share, a Continental Common Stockholder receiving all cash would receive $37.14 per share of Continental Common Stock and a Continental Common Stockholder receiving all stock would receive 0.8230 shares of BAC Common Stock for each share of Continental Common Stock. If the Final BAC Stock Price is equal to either the Floor Price or the Ceiling Price, a Continental Common Stockholder receiving all cash would receive $33.41 or $41.59 per share, respectively, and a Continental Common Stockholder receiving all stock would receive 0.9239 shares or 0.7449 shares of BAC Common Stock, respectively, for each share of Continental Common Stock.

     As described below, the value of the Stock Consideration to be received for each share of Continental Common Stock being converted to BAC Common Stock (basing the value of the Stock Consideration on the Final BAC Stock Price) and the Cash Consideration to be received for each share of Continental Common Stock being converted to cash will be equal and will be calculated as follows:

          (i) Stock Consideration: a number of shares of BAC Common Stock equal to the sum of (A) .4158 and (B) the quotient obtained by dividing $18.375 by the Final BAC Stock Price.

          (ii) Cash Consideration: cash equal to the sum of (A) $18.375 and (B) the product of .4158 and the Final BAC Stock Price.

     No fractional shares of BAC Common Stock will be issued to any Continental Common Stockholders upon surrender of their certificates representing Continental Common Stock in connection with the Merger. In lieu thereof, Continental Common Stockholders will be entitled to a cash payment for fractional shares.

     Under the Merger Agreement, the aggregate number of shares of BAC Common Stock to be issued in the Merger (the "Stock Amount") is equal to the product of
(x) 0.8152 and (y) 51% of the total number of shares of Continental Common Stock outstanding at the Determination Date. As set forth in Annex B hereto, the Stock Amount will be approximately 21,400,000 shares of BAC Common Stock assuming that there are 51,472,510 shares of Continental Common Stock outstanding at the Determination Date. Under the Merger Agreement, the Stock Amount (i) will not change if the Final BAC Stock Price is between $36.16 (the "Floor Price") and $55.84 (the "Ceiling Price"), (ii) will be adjusted downward if the Final BAC Stock Price is greater than the Ceiling Price and (iii) is subject to possible adjustment upward if the Final BAC Stock Price is less than the Floor Price and if BAC elects to make the per share stock and cash adjustments set forth in the Merger Agreement.

     Under the Merger Agreement, the aggregate cash payable by BAC to Continental Common Stockholders pursuant to the Merger will equal a fixed amount regardless of the Final BAC Stock Price (except for immaterial changes due to rounding) and will vary only according to the total number of shares of Continental Common Stock outstanding at the Determination Date. For example, if there are 51,472,510 shares of Continental Common Stock outstanding at the Determination Date, then the aggregate cash payable by BAC to Continental Common Stockholders who are to receive cash will equal approximately $946 million.

     Under the Merger Agreement, if the Final BAC Stock Price is less than the Floor Price, Continental will have the ability to terminate the Merger Agreement prior to the Effective Time unless BAC exercises its option, within five days of Continental's election to terminate the Merger Agreement, to adjust upward the Stock Consideration, the Cash Consideration and the Stock Amount. In the event BAC makes such an adjustment, the Stock Amount will be increased and the Stock Consideration and the Cash Consideration will be at least equal in value to the per share stock and cash consideration that would have been received if the Final BAC Stock Price had been equal to the Floor Price. For example, as illustrated in Annex B hereto, if the Final BAC Stock Price is $34.00 and this adjustment is made, then the Cash Consideration will increase from $32.51 per share to $33.41 per share, the Stock Consideration will increase from 0.9562 to
0.9827 and the Stock Amount will increase from approximately 21,400,000 shares to approximately 22,760,000 shares. This adjustment will only be made, at BAC's option, if the Final BAC Stock Price is less than the Floor Price. BAC may exercise its option to make this adjustment whether or not Continental exercises its right to terminate the Merger Agreement. See "THE MERGER
AGREEMENT -- Termination."

     Under the Merger Agreement, if the Final BAC Stock Price is greater than the Ceiling Price, then the Cash Consideration, the Stock Consideration and the Stock Amount will be decreased so that the value of the per share cash and stock consideration that would be receivable by Continental Common Stockholders will be the same as if the Final BAC Stock Price were equal to the Ceiling Price. For example, as set forth in Annex B hereto, if the Final BAC Stock Price is $58.00, then the Cash Consideration will decrease from $42.49 per share to $41.59 per share, the Stock Consideration will be reduced to 0.7171 and the Stock Amount will decrease from approximately 21,400,000 shares to approximately 20,602,000 shares. Under the Merger Agreement, such downward adjustment in the Cash Consideration, the Stock Consideration and the Stock Amount will automatically be made if the Final BAC Stock Price is greater than the Ceiling Price.

     ALTHOUGH THE STOCK CONSIDERATION WILL BE BASED ON THE AVERAGE OF MARKET PRICES OF BAC COMMON STOCK DURING THE VALUATION PERIOD (I.E., THE FINAL BAC STOCK PRICE), THE MARKET PRICE OF BAC COMMON STOCK MAY FLUCTUATE AND, ON THE DATE OF RECEIPT OF SHARES OF BAC COMMON STOCK BY HOLDERS OF CONTINENTAL COMMON STOCK, MAY BE MORE OR LESS THAN THE FINAL BAC STOCK PRICE.

     Election Procedures. Thirty-five days before the anticipated Effective Time, Chemical Trust Company of California (the "Exchange Agent") will send to each Continental Common Stockholder who is a stockholder of record as of five business days prior to such date an election form to be used by each such Continental Common Stockholder to elect to receive in the Merger either all cash or all whole shares of BAC

Common Stock plus cash in lieu of any fractional shares or to make no election in respect of such holder's shares of Continental Common Stock. Each holder of at least 10,000 shares of Continental Common Stock who elects to receive the Stock Consideration or the Cash Consideration in the Merger may also elect to have such holder's shareholdings divided into blocks of 5,000 shares of Continental Common Stock with any remaining shares being added to one of the 5,000 share blocks for purposes of the allocation procedures discussed below under "THE MERGER -- Allocation." Continental Common Stockholders who do not make such election or who own fewer than 10,000 shares of Continental Common Stock will have all of their shareholdings treated as a single share block.

     Because the number of shares of BAC Common Stock to be issued and the amount of cash to be paid in the Merger will be fixed under the election and allocation procedures set forth in the Merger Agreement, the extent to which such elections will be accommodated will depend upon the respective numbers of Continental Common Stockholders who elect to receive cash or BAC Common Stock or who make no election. An election by a Continental Common Stockholder to receive cash may instead result in receipt of shares of BAC Common Stock (plus cash in lieu of any fractional share) for some or all of such holder's shares of Continental Common Stock, or an election by a Continental Common Stockholder to receive shares of BAC Common Stock may instead result in receipt of cash for some or all of such holder's shares of Continental Common Stock. Continental Common Stockholders who do not timely submit properly completed election forms by 5:00 p.m., eastern standard time, on the twentieth calendar day following, but not including, the mailing date of the election forms will be deemed to have made no election as to whether they receive BAC Common Stock or cash in the Merger. Because the deadline for return of the election forms will occur prior to the end of the Valuation Period, the Final BAC Stock Price will not be determined by the time Continental Common Stockholders will be required to submit their election forms. See "THE MERGER -- Election Procedures" and
" -- Allocation."

     BECAUSE THE AGGREGATE NUMBER OF SHARES OF BAC COMMON STOCK AND THE AGGREGATE AMOUNT OF CASH TO BE EXCHANGED IN THE MERGER WILL BE FIXED UNDER THE ELECTION AND ALLOCATION PROCEDURES DESCRIBED HEREIN, NO ASSURANCE CAN BE GIVEN THAT AN ELECTION BY ANY GIVEN CONTINENTAL COMMON STOCKHOLDER WILL BE HONORED WITH RESPECT TO ANY OR ALL SHARES OF CONTINENTAL COMMON STOCK HELD BY SUCH HOLDER. THUS, HOLDERS MAY NOT RECEIVE THEIR REQUESTED FORM OF CONSIDERATION. SEE "THE MERGER--ELECTION PROCEDURES" AND "--ALLOCATION." IN THE EVENT A HOLDER OF CONTINENTAL COMMON STOCK RECEIVES BOTH BAC COMMON STOCK AND CASH (OTHER THAN CASH FOR FRACTIONAL SHARES), THE RECEIPT OF SUCH CASH COULD BE SUBJECT TO TAX AS A DIVIDEND. SEE "THE MERGER -- CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

     Because the tax consequences of receiving cash or BAC Common Stock will differ, Continental Common Stockholders are urged to read carefully the information set forth under the caption "THE MERGER -- Certain Federal Income Tax Consequences."

     Merger Consideration -- Continental Preferred Stock. At the Effective Time, each outstanding share of Continental Adjustable Rate Preferred Stock, Series 1, $50 stated value (the "Continental Series 1 Preferred Stock"), and Continental Adjustable Rate Cumulative Preferred Stock, Series 2, $100 stated value (the "Continental Series 2 Preferred Stock," and collectively with the Continental Series 1 Preferred Stock, the "Continental Preferred Stock"), except for shares of Continental Series 2 Preferred Stock as to which appraisal rights are perfected, will be converted, respectively, into one share of BAC Adjustable Rate Preferred Stock, Series 1, $50 stated value (the "BAC Series 1 Preferred Stock"), and one share of BAC Adjustable Rate Cumulative Preferred Stock, Series 2, $100 stated value (the "BAC Series 2 Preferred Stock," and together with the BAC Series 1 Preferred Stock, the "BAC Mirror Preferred"). The BAC Series 1 Preferred Stock and the BAC Series 2 Preferred Stock will have substantially the same terms as the Continental Series 1 Preferred Stock and the Continental Series 2 Preferred Stock, respectively. See "DESCRIPTION OF BAC CAPITAL
STOCK -- BAC Adjustable Rate Preferred Stock, Series 1" and "-- BAC Adjustable Rate Cumulative Preferred Stock, Series 2."

     Recommendation of the Board of Directors. The Board of Directors of Continental, by unanimous vote of all directors, has approved the Merger Agreement and the transactions contemplated thereby. The Continental Board believes that the terms of the Merger Agreement are in the best interests of Continental and its stockholders, and recommends that Continental Common Stockholders vote FOR approval and adoption of the Merger Agreement. See "THE
MERGER -- Recommendation of the Board of Directors and Reasons for the Merger."

     Opinion of Financial Advisor. Goldman, Sachs & Co. ("Goldman Sachs") have delivered their written opinion, dated May 16, 1994, to the Continental Board that the Stock Consideration and the Cash Consideration to be received by Continental Common Stockholders pursuant to the Merger Agreement are each fair to Continental Common Stockholders receiving such consideration. Continental has agreed to pay Goldman Sachs a fee for their services which is in part contingent on the consummation of the Merger. See "THE MERGER -- Opinion of Financial Advisor." The full text of Goldman Sachs' written opinion, dated May 16, 1994, which sets forth the assumptions made, matters considered and limits on their review, is attached hereto as Annex G. Continental Common Stockholders are urged to and should read such opinion in its entirety.

     Regulatory Approvals Required. The Merger is subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Illinois Commissioner of Banks and Trust Companies (the "Illinois Commissioner"). BAC submitted applications seeking approval of the Merger to the Federal Reserve Board and the Illinois Commissioner in April 1994. Certain aspects of the Merger may require notifications to, or approvals from, certain other federal authorities and banking or other regulatory authorities in certain states, as well as in certain of the foreign jurisdictions in which BAC and Continental currently operate. There can be no assurance that the Federal Reserve Board, the Illinois Commissioner or any other regulatory authority will approve or take other required action with respect to the Merger. See "OTHER MATTERS -- Regulatory Approvals Required."

     Conditions to the Merger; Termination. The obligations of BAC and Continental to consummate the Merger are subject to various conditions, including, but not limited to, obtaining requisite Continental Common Stockholder and regulatory approvals, the absence of breaches of representations and warranties by the other party, authorization for listing (subject to official notice of issuance) on the NYSE of the additional shares of BAC Common Stock, the BAC Series 1 Preferred Stock and the depositary shares representing interests in the shares of the BAC Series 2 Preferred Stock to be issued in connection with the Merger, and the receipt by Continental of an opinion of counsel with respect to certain federal income tax consequences of the Merger. In addition, it will be a condition to the obligations of BAC to consummate the Merger that there will not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any governmental authority which imposes any condition or restriction upon BAC or its subsidiaries after the Merger which, in BAC's reasonable business judgment, would be burdensome in the context of the transactions contemplated by the Merger Agreement (other than such caused by any share repurchase program of BAC). It will also be a condition to the obligations of BAC that, since the date of the Merger Agreement, there will have been no material adverse change in the financial condition, results of operations, businesses, assets or prospects of Continental or certain of its subsidiaries and, except for matters previously included in disclosure schedules delivered to BAC, Continental will not be subject to any pending or threatened legal proceedings or any potential unasserted claims or liabilities not included in such disclosure schedules unless BAC has determined, in the exercise of its reasonable business judgment, that such matters likely would not have, either individually or in the aggregate, a material adverse effect on Continental (which for purposes of this condition will be deemed to exist if involving losses, liabilities (which if contingent could reasonably be expected to result in loss), costs or expenses exceeding $75 million), except for matters incurred in the ordinary course of business since January 27, 1994. See "THE MERGER AGREEMENT -- Conditions to Consummation of the Merger."

     The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual consent of BAC and Continental, or by either party if: (i) the Federal Reserve Board or the Illinois Commissioner denies approval of the Merger and such denial becomes final and nonappealable; (ii) the Merger is not consummated on or before January 27, 1995, unless the failure to consummate the Merger is due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations thereunder; (iii) the other party breaches its obligations in a manner which is material in the context of the transactions contemplated by the Merger Agreement; or (iv) there shall exist any inaccuracies or omissions in the representations or warranties of the other party contained in the Merger Agreement, the circumstances as to which either individually or in the aggregate have, or reasonably could be expected to have, a material adverse effect on such other party (except that, with respect to any inaccuracies or omissions in the representations or warranties of Continental, a material adverse effect shall be deemed to have occurred if involving losses, liabilities (which if contingent could reasonably be expected to result in loss), costs or expenses of more than $75 million).

     The Merger Agreement may also be terminated at Continental's election if the Final BAC Stock Price is less than the Floor Price, unless BAC elects to adjust upward the consideration payable to Continental Common Stockholders. There are other termination provisions in the Merger Agreement. See "THE MERGER AGREEMENT -- Termination."

     Interests of Certain Persons in the Merger. Certain executive officers and directors of Continental may receive economic benefits as a result of the Merger under various benefit plans and employment arrangements and subject to the fulfillment of conditions specified in such plans and arrangements, which in the aggregate equal approximately $23,000,000, assuming that all such specified conditions have been satisfied, including in the case of the termination arrangements discussed below, that employment of the covered executive officers has been terminated.

     The Merger Agreement provides for, among other things, (i) indemnification of Continental directors, officers and employees and the maintenance of directors' and officers' liability insurance by BAC for six years following the Merger; (ii) the availability of other special BAC severance programs for eligible Continental employees; (iii) the conversion of stock options held by certain officers of Continental who have termination agreements with Continental (Messrs. Higgins, Huber, O'Neill, Sherman, Stocker, Theobald and Thompson) into options to purchase BAC Common Stock with an extended exercise period following termination under certain circumstances; and (iv) the conversion of stock options held by certain other Continental employees into options to purchase BAC Common Stock with an extended exercise period following termination under certain circumstances. The Merger will constitute a "change of control" under the termination agreements of the seven individuals referenced in clause (iii), with estimated costs aggregating approximately $15,000,000 if triggered after a change of control, and will accelerate the vesting of all unvested options held by these officers as well as those held by William M. Goodyear and Michael J. Murray, executive officers of Continental. Currently, such executives have been granted options, which will not have vested by August 1, 1994, to purchase 376,667 shares of Continental Common Stock, representing a net aggregate value of such unvested options to such executives of $5,741,305 assuming a value of $37.14 per share of Continental Common Stock. For information with respect to the vested and unvested options as of December 31, 1993 and stock held by such executives as of the Record Date, see "EXECUTIVE OFFICER
COMPENSATION -- Aggregated Option/SAR Exercises in 1993 and Option/SAR Values at Year-End 1993" and "PRINCIPAL AND OTHER STOCKHOLDERS OF CONTINENTAL." Certain additional non-cash benefits to Mr. Theobald for two years after consummation of the Merger will have an estimated value of $125,000 per year. In addition, Messrs. Goodyear and Murray will become executive officers of BAC subsidiaries and will each receive lump sum payments of $1,000,000 in exchange for their waiver of rights under termination agreements with Continental and will each be eligible to be included in the severance program to be adopted by BAC pursuant to the terms of the Merger Agreement.

     BAC has agreed to adopt, effective as of the Effective Time, a severance program covering certain eligible senior officers of Continental and its subsidiaries under which, among other things, severance payments may be made to such officers in the event they are terminated as a result of the Merger. BAC has also agreed to adopt, effective as of the Effective Time, a severance program covering certain other eligible employees of Continental and its subsidiaries in the event they are terminated as a result of the Merger. Such severance programs are subject to certain conditions, limitations and exceptions. These severance programs will not apply to Continental employees who are party to termination agreements with Continental other than Messrs. Goodyear and Murray as described above.

     Continental executive officers and directors who own Continental Common Stock or who hold options to purchase Continental Common Stock will have such holdings exchanged into the Stock Consideration and/or the Cash Consideration or into rights with respect to BAC Common Stock, respectively, as a result of the Merger.

     See "THE MERGER -- Interests of Certain Persons in the Merger."

     Certain Considerations with Respect to the Merger and Operations after the Merger. For a discussion of certain factors which should be considered by Continental Common Stockholders in deciding whether to approve and adopt the Merger Agreement, see "CERTAIN CONSIDERATIONS WITH RESPECT TO THE MERGER AND OPERATIONS AFTER THE MERGER."

     Stock Option Agreement. Following the execution of the Merger Agreement, Continental, as a condition to, and in consideration for entering into, the Merger Agreement, granted BAC an option to purchase up to 10,169,000 shares of Continental Common Stock (the "Option Shares") at an exercise price of $37.50 per share (the "Stock Option").

     The Stock Option is exercisable only upon the occurrence of certain events after execution of the Merger Agreement as set forth in the Stock Option Agreement entered into between BAC and Continental (the "Stock Option Agreement"), none of which has occurred as of the date hereof. See "THE STOCK OPTION AGREEMENT."

     Appraisal Rights. Subject to compliance with the procedures set forth in
Section 262 of the Delaware General Corporation Law (the "Delaware Corporation Law"), the full text of which is attached hereto as Annex C, Continental Common Stockholders and holders of record of Continental Series 2 Preferred Stock are entitled to appraisal rights in connection with the Merger. Holders of Continental Series 1 Preferred Stock are not entitled to appraisal rights in connection with the Merger. All shares of Continental Series 2 Preferred Stock are presently held by a depositary pursuant to the terms of the deposit agreement among Continental, Mellon Bank, N.A., as depositary, and the holders from time to time of the depositary receipts issued by the depositary thereunder. A holder of depositary receipts evidencing depositary shares representing interests in shares of Continental Series 2 Preferred Stock who wishes to exercise appraisal rights with respect to the Continental Series 2 Preferred Stock underlying such depositary shares must withdraw such shares of Continental Series 2 Preferred Stock from the depositary in order to become the record holder of such Continental Series 2 Preferred Stock prior to making a demand for appraisal. Any demand for appraisal must be made and delivered in writing to Continental by the record holder prior to the vote on the Merger by Continental Common Stockholders at the Meeting. Failure to take any of the steps required under Section 262 of the Delaware Corporation Law on a timely basis may result in the loss of appraisal rights. See "THE MERGER -- Appraisal Rights."


     Summary of Income Tax Consequences. Continental has received an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Continental, that, under current federal income tax law and regulations and based on certain customary representations set forth therein, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), that BAC and Continental will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and that no gain or loss will be recognized by the stockholders of Continental to the extent they receive BAC Mirror Preferred, or receive Stock Consideration solely in exchange for shares of Continental Common Stock (except for cash received (and taxed as capital gain or loss) in lieu of a fractional share interest in BAC Common Stock). If the consideration received in the Merger by a Continental Common Stockholder who owns no Continental Preferred Stock consists entirely of Cash Consideration, that Continental Common Stockholder should realize and recognize a taxable gain or loss, represented by the difference between that Continental Common Stockholder's adjusted basis in the Continental Common Stock surrendered in the transaction and the amount of cash received. If a Continental Common Stockholder who owns no Continental Preferred Stock or a holder of Continental Series 2 Preferred Stock who owns no Continental Common Stock, receives cash in the Merger because the Continental Common Stockholder or the holder of the Continental Series 2 Preferred Stock exercised and perfected appraisal rights under Delaware law, gain or loss will be recognized by the stockholder to the extent of the difference between the amount of cash received and the adjusted tax basis of the shares of Continental stock surrendered in the transaction. Unless dividend treatment applies, gain or loss will be a capital gain or loss if the Continental stock is held as a capital asset; the Code contains limitations on the deductibility of capital losses. No gain or loss will be recognized by BAC or by Continental in the Merger. For a more complete description of federal income tax consequences of the Merger, including a discussion of the consequences of receiving the Stock Consideration and Cash Consideration in the Merger, see "THE MERGER -- Certain Federal Income Tax Consequences."

     Because of the complexity of the tax laws and the individual nature of the tax consequences of the Merger to each Continental stockholder, each stockholder should consult a tax advisor concerning the applicable federal, state, local and foreign tax consequences of the Merger.

ELECTION OF CONTINENTAL DIRECTORS AND RATIFICATION OF AUDITORS

     In addition to voting on the Merger, Continental Common Stockholders will be asked at the Meeting to elect 13 directors to the Continental Board of Directors and to ratify the appointment of Price Waterhouse as independent accountants for Continental for the year 1994. Directors will serve until the next annual meeting of stockholders of Continental or, if earlier, the consummation of the Merger and until their successors are duly elected and have qualified. All nominees have been recommended for election by the Committee on Directors of the Continental Board.

MARKET PRICE AND DIVIDEND DATA

     BAC Common Stock is listed for trading on the NYSE and on the Chicago, Pacific, London and Tokyo Stock Exchanges, and Continental Common Stock is listed on the NYSE and on the Chicago, Pacific and London Stock Exchanges.

     The following table sets forth, for the periods indicated, the range of high and low sales prices per share for BAC Common Stock as reported on the NYSE composite transactions tape as reported in the Western Edition of The Wall Street Journal and for Continental Common Stock as reported on the NYSE composite transactions tape. The table also sets forth, for the periods indicated, the quarterly cash dividends per share paid by BAC and Continental, respectively, on such shares.

                                                                                    CASH DIVIDENDS
                                    BAC                   CONTINENTAL                PER SHARE OF
                               COMMON STOCK              COMMON STOCK                COMMON STOCK
                            -------------------       -------------------       ----------------------
                             HIGH         LOW          HIGH         LOW          BAC       CONTINENTAL
                            -------     -------       -------     -------       ------     -----------
1991
     First Quarter........  $37.00      $23.13        $13.25      $ 8.25        $0.300       $ 0.250
     Second Quarter.......   40.38       35.13         15.25       11.00         0.300         0.250
     Third Quarter........   44.50       33.00         16.00       10.50         0.300         0.150
     Fourth Quarter.......   44.75       30.63         11.38        8.00         0.300         0.150
1992
     First Quarter........   46.25       35.38         17.38        9.13         0.325         0.150
     Second Quarter.......   49.75       38.13         19.63       15.25         0.325         0.150
     Third Quarter........   46.75       40.25         19.63       15.75         0.325         0.150
     Fourth Quarter.......   48.25       40.88         22.00       15.13         0.325         0.150
1993
     First Quarter........   55.50       43.00         28.25       19.50         0.350         0.150
     Second Quarter.......   53.88       40.50         28.38       21.38         0.350         0.150
     Third Quarter........   49.13       43.38         27.38       22.88         0.350         0.150
     Fourth Quarter.......   47.00       40.63         28.50       23.25         0.350         0.150
1994
     First Quarter........   48.88       38.75         35.50       25.75         0.400         0.150
     Second Quarter
       (through
       May 11, 1994)......   46.25       38.88         35.63       31.88         0.400         0.150

     The following table sets forth the last reported sales prices per share of BAC Common Stock and Continental Common Stock, reported as described above, on January 27, 1994, the last trading day before the announcement of the Merger Agreement, and on May 11, 1994, the latest practicable trading day before the printing of this Proxy Statement-Prospectus, and equivalent per share prices for Continental Common Stock based on the BAC Common Stock prices.

                                                     BAC           CONTINENTAL       CONTINENTAL
                                                COMMON STOCK      COMMON STOCK        PRO FORMA
                                                    PRICE             PRICE         EQUIVALENT(A)
                                                -------------     -------------     -------------
    January 27, 1994..........................     $45.750           $27.875           $ 37.40
    May 11, 1994..............................      45.125            35.250             37.14

- ---------------

(a) Represents the equivalent of one share of Continental Common Stock calculated by multiplying the BAC Common Stock price at the close of business on January 27, 1994 and May 11, 1994, respectively, by an implied exchange ratio that represents the Stock Consideration assuming the Final BAC Stock Price were equal to such BAC Common Stock prices.

     On April 30, 1994, there were approximately 162,484 holders of record of BAC Common Stock, and on May 6, 1994 there were approximately 8,277 Continental Common Stockholders.

     CONTINENTAL COMMON STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR BAC COMMON STOCK AND CONTINENTAL COMMON STOCK IN CONNECTION WITH VOTING THEIR SHARES AND MAKING ELECTIONS TO RECEIVE THE STOCK CONSIDERATION OR THE CASH CONSIDERATION DURING THE ELECTION PERIOD.

     Continental Series 1 Preferred Stock and the depositary shares representing interests in Continental Series 2 Preferred Stock are each listed for trading on the NYSE. The following table sets forth the high and low sales prices per share of such stock on the NYSE composite transactions tape on January 27, 1994, the last trading day before the announcement of the Merger Agreement, and on May 11, 1994, the latest practicable trading day before the printing of this Proxy Statement-Prospectus.

                                                                              CONTINENTAL
                                                  CONTINENTAL                  SERIES 2
                                                   SERIES 1                 PREFERRED STOCK
                                                PREFERRED STOCK            DEPOSITARY SHARES
                                              -------------------         -------------------
                                               HIGH         LOW            HIGH         LOW
                                              -------     -------         -------     -------
    January 27, 1994........................  $50.500     $50.250         $27.375     $27.250
    May 11, 1994............................   50.500      50.250          27.375      27.250

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

     The following tables set forth (i) consolidated historical summary financial data for the periods and as of the dates indicated for BAC and its consolidated subsidiaries and for Continental and its consolidated subsidiaries and (ii) pro forma combined summary financial data for the periods and as of the date indicated, giving effect to the Merger as if it had been consummated on January 1, 1993 for income statement information and on March 31, 1994 for balance sheet information. Pro forma adjustments made to arrive at the pro forma combined amounts are based on the purchase method of accounting and a preliminary allocation of the purchase price. However, changes to the adjustments included in the pro forma combined financial information set forth below are expected as evaluations of assets and liabilities are completed and additional information becomes available. In addition, the results of operations of Continental subsequent to March 31, 1994 will affect the allocation of the purchase price. Accordingly, the final pro forma combined amounts will differ from those set forth below.

     The following information should be read in conjunction with and is qualified in its entirety by the consolidated financial statements and accompanying notes of BAC and Continental included in the documents described under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and the pro forma combined financial statements and accompanying discussion and notes set forth under "PRO FORMA COMBINED FINANCIAL INFORMATION." The Pro Forma Combined Summary Financial Data is intended for informational purposes and is not necessarily indicative of the future financial position or future results of operations of the combined company or of the financial position or the results of operations of the combined company that would have actually occurred had the Merger been in effect as of the date or for the periods presented.

               BAC CONSOLIDATED HISTORICAL SUMMARY FINANCIAL DATA

                                             QUARTER ENDED
                                               MARCH 31,                          YEAR ENDED DECEMBER 31,
(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER   -------------------   ------------------------------------------------------------
              SHARE DATA)                 1994(A)    1993(A)    1993(A)      1992(A)        1991         1990         1989
                                          --------   --------   --------     --------     --------     --------     --------
CONSOLIDATED SUMMARY OF OPERATIONS
Interest income.........................  $  2,813   $  2,925   $ 11,627     $ 11,613     $  9,860     $ 10,249     $  9,559
Interest expense........................     1,019      1,082      4,186        4,895        5,388        6,097        5,536
                                          --------   --------   --------     --------     --------     --------     --------
Net interest income.....................     1,794      1,843      7,441        6,718        4,472        4,152        4,023
Provision for credit losses.............       125        248        803        1,009          805          905          770
                                          --------   --------   --------     --------     --------     --------     --------
Net interest income after provision for
  credit losses.........................     1,669      1,595      6,638        5,709        3,667        3,247        3,253
Noninterest income......................     1,003      1,089      4,273        3,649        2,408        2,074        1,830
Noninterest expense.....................     1,784      1,835      7,483        6,676        4,202        3,922        3,735
                                          --------   --------   --------     --------     --------     --------     --------
Income before income taxes and
  extraordinary credit..................       888        849      3,428        2,682        1,873        1,399        1,348
Provision for income taxes..............       375        365      1,474        1,190          749          522          528
                                          --------   --------   --------     --------     --------     --------     --------
Income before extraordinary credit......       513        484      1,954        1,492        1,124          877          820
Extraordinary credit resulting from
  previously unrecognized tax
  benefits..............................        --         --         --           --           --          238          283
                                          --------   --------   --------     --------     --------     --------     --------
Net income..............................  $    513   $    484   $  1,954     $  1,492(b)  $  1,124     $  1,115     $  1,103
                                          --------   --------   --------     --------     --------     --------     --------
                                          --------   --------   --------     --------     --------     --------     --------
EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE
Income before extraordinary credit......  $   1.27   $   1.19   $   4.79     $   4.24(b)  $   4.81     $   3.85     $   3.79
Extraordinary credit resulting from
  previously unrecognized tax
  benefits..............................        --         --         --           --           --         1.10         1.40
                                          --------   --------   --------     --------     --------     --------     --------
Net income..............................  $   1.27   $   1.19   $   4.79     $   4.24(b)  $   4.81     $   4.95     $   5.19
                                          --------   --------   --------     --------     --------     --------     --------
                                          --------   --------   --------     --------     --------     --------     --------
EARNINGS PER COMMON SHARE --
  ASSUMING FULL DILUTION
Income before extraordinary credit......  $   1.26   $   1.19   $   4.76     $   4.21     $   4.78     $   3.84     $   3.74
Extraordinary credit resulting from
  previously unrecognized tax
  benefits..............................        --         --         --           --           --         1.10         1.37
                                          --------   --------   --------     --------     --------     --------     --------
Net income..............................  $   1.26   $   1.19   $   4.76     $   4.21(b)  $   4.78     $   4.94     $   5.11
                                          --------   --------   --------     --------     --------     --------     --------
                                          --------   --------   --------     --------     --------     --------     --------
STOCK DATA
Dividends declared per common share.....  $   0.40   $   0.35   $   1.40     $   1.30     $   1.20     $   1.00     $   0.60
Book value per common share(c)..........     39.67      36.95      39.58        35.88        30.78        27.21        23.31
Number of common shares outstanding at
  period end (in thousands).............   350,029    354,069    357,912      348,603      218,880      213,364      210,319
CONSOLIDATED BALANCE SHEET DATA(c)
Loans (net of unearned income and
  allowance for credit losses)..........  $119,961   $121,474   $122,871     $121,788     $ 84,214     $ 82,903     $ 72,530
Total assets............................   197,212    184,198    186,933      180,646      115,509      110,728       98,764
Deposits................................   142,589    140,280    141,618      137,883       94,067       92,321       81,186
Long-term debt..........................    13,828     14,310     13,508       14,326        3,101        2,648        2,699
Subordinated capital notes..............       606      2,071        607        2,069        1,277        1,283        1,376
Total stockholders' equity..............    16,863     16,062     17,144       15,488        8,063        6,419        5,534
RETURN ON AVERAGE
Total assets............................      1.07%      1.06%      1.05%        0.90%        0.99%        1.04%        1.14%
Total stockholders' equity..............     12.17      12.54      12.00        11.84        15.78        18.68        23.10
AVERAGE TOTAL STOCKHOLDERS' EQUITY TO
  AVERAGE TOTAL ASSETS..................      8.78%      8.46%      8.79%        7.60%        6.25%        5.55%        4.91%

- ---------------

(a) This financial information reflects the effects of the merger with Security Pacific Corporation ("SPC") subsequent to its consummation on April 22, 1992.

(b) Earnings and earnings per share were affected by the net effect of nonrecurring items, including the accrual of restructuring expenses related to the merger with SPC and a net gain on the sale of the payroll processing business of Bank of America National Trust and Savings Association. If the nonrecurring items had been excluded from the results of operations, net income would have been $1,682 million for the year ended December 31, 1992. In addition, earnings per common and common equivalent share would have been $4.85 and earnings per common share, assuming full dilution, would have been $4.81 for the year ended December 31, 1992.

(c) As of period end.

           CONTINENTAL CONSOLIDATED HISTORICAL SUMMARY FINANCIAL DATA

                                                QUARTER ENDED
                                                  MARCH 31,                          YEAR ENDED DECEMBER 31,
 (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER     -------------------     -------------------------------------------------------
               SHARE DATA)                    1994        1993        1993        1992        1991        1990        1989
                                             -------     -------     -------     -------     -------     -------     -------
CONSOLIDATED SUMMARY OF OPERATIONS
Interest income..........................    $   276     $   297     $ 1,121     $ 1,301     $ 1,839     $ 2,634     $ 2,835
Interest expense.........................        168         174         657         812       1,352       2,136       2,295
                                             -------     -------     -------     -------     -------     -------     -------
Net interest income......................        108         123         464         489         487         498         540
Provision for credit losses..............         30          56         181         125         340         118          44
                                             -------     -------     -------     -------     -------     -------     -------
Net interest income after provision for
  credit losses..........................         78          67         283         364         147         380         496
Noninterest income.......................        144         144         640         475         477         436         452
Noninterest expense......................        156         151         683         597         680         722         652
                                             -------     -------     -------     -------     -------     -------     -------
Income (loss) from continuing operations
  before income taxes and cumulative
  effect of accounting change............         66          60         240         242         (56)         94         296
Provision (credit) for income taxes......          3          (1)        (18)         20          17           6          10
                                             -------     -------     -------     -------     -------     -------     -------
Income (loss) from continuing
  operations.............................         63          61         258         222         (73)         88         286
Loss from business held for sale.........         --          --          --          --          (3)        (13)       (139)
                                             -------     -------     -------     -------     -------     -------     -------
Income (loss) before cumulative effect of
  accounting change......................         63          61         258         222         (76)         75         147
Cumulative effect of accounting change
  for income taxes.......................         --          80          80          --          --          --          --
                                             -------     -------     -------     -------     -------     -------     -------
Net income (loss)........................    $    63     $   141     $   338     $   222     $   (76)    $    75     $   147
                                             -------     -------     -------     -------     -------     -------     -------
                                             -------     -------     -------     -------     -------     -------     -------
EARNINGS PER COMMON AND COMMON EQUIVALENT
  SHARE
Income (loss) from continuing operations
  and before cumulative effect of
  accounting change......................    $  1.02     $  0.96     $  4.12     $  3.44     $ (2.03)    $  0.95     $  4.64
Loss from business held for sale.........         --          --          --          --       (0.05)      (0.25)      (2.58)
Income from cumulative effect of
  accounting change......................         --        1.44        1.47          --          --          --          --
                                             -------     -------     -------     -------     -------     -------     -------
Income (loss)............................    $  1.02     $  2.40     $  5.59     $  3.44     $ (2.08)    $  0.70     $  2.06
                                             -------     -------     -------     -------     -------     -------     -------
                                             -------     -------     -------     -------     -------     -------     -------
STOCK DATA
Dividends declared per common share......    $  0.15     $  0.15     $  0.60     $  0.60     $  0.80     $  1.00     $  0.85
Book value per common share(a)...........      30.02       26.33       30.01       24.06       20.89       23.73       24.01
Number of common shares outstanding at
  period end (in thousands)..............     51,473      53,874      50,814      53,699      53,767      49,687      49,687
CONSOLIDATED BALANCE SHEET DATA(b)
Loans (net of unearned income and
  allowance
  for credit losses).....................    $11,394     $11,931     $11,401     $12,074     $13,471     $15,042     $15,314
Total assets.............................     22,760      22,008      22,601      22,467      24,008      27,143      29,549
Deposits.................................     12,869      13,223      13,542      14,144      15,735      16,098      17,176
Long-term debt...........................      1,190       1,076       1,168         980         983         917       1,103
Total stockholders' equity...............      1,934       1,810       1,923       1,688       1,512       1,665       1,680
RETURN ON AVERAGE(c)
Total assets.............................       1.16%       1.13%       1.20%       1.01%      (0.30)%      0.30%      0.97%
Total stockholders' equity...............      13.14       14.43       14.12       13.94       (4.55)       5.29       16.93
AVERAGE TOTAL STOCKHOLDERS' EQUITY TO
  AVERAGE TOTAL ASSETS...................       8.86%       8.16%       8.52%       7.23%       6.52%       5.60%      5.75%

- ---------------

(a) Assumed conversion of Junior Perpetual Convertible Preferred Stock outstanding until it was converted to common stock in June 1991.

(b) As of period end.

(c) Based on continuing operations.

                   PRO FORMA COMBINED SUMMARY FINANCIAL DATA

                                 QUARTER ENDED MARCH 31, 1994                  YEAR ENDED DECEMBER 31, 1993
                           ----------------------------------------      ----------------------------------------
    (DOLLAR AMOUNTS IN            HISTORICAL                                    HISTORICAL
        MILLIONS,          ------------------------      PRO FORMA       ------------------------      PRO FORMA
   EXCEPT PER SHARE DATA)    BAC        CONTINENTAL     COMBINED(A)        BAC        CONTINENTAL     COMBINED(A)
                           --------     -----------     -----------      --------     -----------     -----------
CONSOLIDATED SUMMARY OF
  OPERATIONS
Interest income........... $  2,813       $   276        $   3,090       $ 11,627       $ 1,121        $  12,722
Interest expense..........    1,019           168            1,180          4,186           657            4,775
                           --------     -----------     -----------      --------     -----------     -----------
Net interest income.......    1,794           108            1,910          7,441           464            7,947
Provision for credit
  losses..................      125            30              155            803           181              984
                           --------     -----------     -----------      --------     -----------     -----------
Net interest income after
  provision for credit
  losses..................    1,669            78            1,755          6,638           283            6,963
Noninterest income........    1,003           144            1,147          4,273           640            4,913
Noninterest expense.......    1,784           156            1,946          7,483           683            8,203
                           --------     -----------     -----------      --------     -----------     -----------
Income from continuing
  operations before income
  taxes...................      888            66              956          3,428           240            3,673
Provision for (benefit
  from) income taxes......      375             3              399          1,474           (18)           1,571
                           --------     -----------     -----------      --------     -----------     -----------
Income from continuing
  operations.............. $    513       $    63        $     557       $  1,954       $   258        $   2,102
                           --------     -----------     -----------      --------     -----------     -----------
                           --------     -----------     -----------      --------     -----------     -----------
EARNINGS PER COMMON AND
  COMMON EQUIVALENT
  SHARE................... $   1.27       $  1.02        $    1.33(c)    $   4.79       $  4.12(b)     $    4.96(c)
EARNINGS PER COMMON SHARE
  -- ASSUMING FULL
  DILUTION................ $   1.26           N/A        $    1.31       $   4.76           N/A        $    4.89
STOCK DATA
Dividends declared per
  common share............ $   0.40       $  0.15        $    0.40       $   1.40       $  0.60        $    1.40
Book value per common
  share at period end.....    39.67         30.02            40.02          39.58         30.01              N/A
Average number of common
  and common equivalent
  shares outstanding (in
  thousands)..............  357,569        53,800          368,040(c)     357,680        54,414          368,151(c)
CONSOLIDATED BALANCE SHEET
  DATA (AT PERIOD END)
Loans (net of unearned
  income and allowance for
  credit losses).......... $119,961       $11,394        $ 131,343
Total assets..............  197,212        22,760          219,711
Deposits..................  142,589        12,869          155,591
Long-term debt and
  subordinated capital
  notes...................   14,434         1,190           15,681
Total stockholders'
  equity..................   16,863         1,934           18,096

- ---------------

(a) Adjustments necessary to arrive at the pro forma combined data are described in the Notes to the Pro Forma Combined Financial Information. Such adjustments and, therefore, the pro forma combined amounts are subject to change.

(b) Based on income from continuing operations.

(c) Pro forma combined earnings per common and common equivalent share is based on pro forma combined income from continuing operations less preferred stock dividends and the pro forma combined average number of common and common equivalent shares outstanding and is not necessarily indicative of actual earnings per share presently or in the future. The pro forma combined average number of shares outstanding consists of the average number of BAC historical common and common equivalent shares outstanding and approximately 10,471,000 shares of newly issued BAC Common Stock. BAC expects to repurchase approximately $500 million in market value of BAC Common Stock prior to the Effective Time and the pro forma combined average number of shares outstanding reflects this repurchase. During the quarter ended March 31, 1994, BAC repurchased 8,161,000 shares of its common stock on the open market for $345 million. Subsequent to March 31, 1994, BAC repurchased on the open market the remaining $155 million of BAC Common Stock.

N/A -- Not applicable.

COMPARATIVE PER SHARE DATA

     The following table sets forth for BAC Common Stock and Continental Common Stock certain historical, pro forma combined and pro forma equivalent per share financial information for the quarter ended March 31, 1994 and for the year ended December 31, 1993. The pro forma combined amounts included in the table below are based on the purchase method of accounting and a preliminary allocation of the purchase price. However, changes to the adjustments included in the pro forma combined financial information set forth below are expected as evaluations of assets and liabilities are completed and additional information becomes available. In addition, the operations of Continental subsequent to March 31, 1994 will affect the allocation of the purchase price. Accordingly, the final pro forma combined amounts will differ from those set forth below. The following information should be read in conjunction with and is qualified in its entirety by the consolidated financial statements and accompanying notes of BAC and Continental included in the documents described under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and the pro forma combined financial statements and accompanying discussion and notes set forth under "PRO FORMA COMBINED FINANCIAL INFORMATION."

                                                          QUARTER ENDED       YEAR ENDED
                                                          MARCH 31, 1994   DECEMBER 31, 1993
                                                          --------------   -----------------
        BAC COMMON STOCK
        Income per common and common equivalent share:
             Historical.................................      $ 1.27            $  4.79
             Pro forma combined.........................        1.33               4.96
        Dividends per common share:
             Historical.................................        0.40               1.40
             Pro forma combined.........................        0.40               1.40
        Book value per common share at period end:
             Historical.................................       39.67              39.58
             Pro forma combined.........................       40.02                N/A
        CONTINENTAL COMMON STOCK
        Income per common share:
             Historical(a)..............................      $ 1.02            $  4.12
             Pro forma equivalent(b)....................        1.09               4.08
        Dividends per common share:
             Historical.................................        0.15               0.60
             Pro forma equivalent(b)....................        0.33               1.15
        Book value per common share at period end:
             Historical.................................       30.02              30.01
             Pro forma equivalent(b)....................       32.94                N/A

- ---------------

(a) Based on income from continuing operations.

(b) Amounts are calculated by multiplying the BAC pro forma combined amounts by an implied exchange ratio of 0.8230. This ratio represents the Stock Consideration assuming for purposes of these calculations that the Final BAC Stock Price will be equal to the BAC Common Stock price at the close of business on May 11, 1994.

N/A -- Not applicable

                            BANKAMERICA CORPORATION

     BAC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and was incorporated in the State of Delaware in 1968. At March 31, 1994, BAC including its consolidated subsidiaries was the second largest bank holding company in the United States, based on total assets of $197.2 billion.

     Bank of America National Trust and Savings Association, a national banking association ("Bank of America"), became a subsidiary of BAC in 1969. Bank of America began business in San Francisco, California as the Bank of Italy in 1904 and adopted its present name in 1930. The capital stock of Bank of America is the principal asset of BAC.

     On April 22, 1992, Security Pacific Corporation ("SPC") was merged with and into BAC. SPC's principal subsidiary, Security Pacific National Bank, was also merged with and into Bank of America on that date.

     BAC also owns all of the capital stock of Seafirst Corporation, a registered bank holding company ("Seafirst"), the principal asset of which is the capital stock of Seattle-First National Bank ("SFNB"). SFNB is a national banking association headquartered in the State of Washington. BAC acquired Seafirst in 1983.

     In addition to the merger with SPC, BAC has expanded its presence in the western United States through several acquisitions beginning in 1989. As of March 31, 1994, BAC's subsidiaries operate retail bank branches in Alaska, Arizona, Hawaii, Idaho, Nevada, New Mexico, Oregon and Texas, in addition to California and Washington.

     BAC, through its various subsidiaries, provides a diversified range of financial services to its customers. BAC, primarily through Bank of America and its other domestic banking subsidiaries, provides consumer banking services (including residential real estate and other consumer loans, deposit and investment services and credit card products and services) and other retail banking services.

     BAC, through its banking and other subsidiaries, provides wholesale banking and financial products and services throughout the United States and in overseas markets to business customers, including corporations, middle market companies, governments and other institutions. These products and services encompass corporate lending, business finance, leasing, cash management services, trade finance and investment banking services, including interest rate risk and foreign exchange management products, capital markets products and advisory and venture capital services.

     BAC's principal executive offices are located at 555 California Street, San Francisco, California 94104 (telephone (415) 622-3530).

     For additional information relating to BAC and the combined company that would result from the Merger, see "THE MERGER," "CERTAIN CONSIDERATIONS WITH RESPECT TO THE MERGER AND OPERATIONS AFTER THE MERGER" and "PRO FORMA COMBINED FINANCIAL INFORMATION."

                          CONTINENTAL BANK CORPORATION

     Continental is a bank holding company registered under the BHCA, the principal asset of which is all of the outstanding stock of Continental Bank, National Association, a national banking association ("Continental Bank"). Continental was incorporated in the State of Delaware in November 1968, and Continental Bank became its wholly owned subsidiary in March 1969. Continental Bank (and its predecessors) have been in business for more than 135 years. It is expected that, upon consummation of the Merger, Continental Bank, which will then be a wholly owned subsidiary of BAC, will be renamed "Bank of America Illinois."

     Continental engages in four principal activities: (i) business financing, providing credit in almost every form and helping customers access external debt markets; (ii) specialized financial and operating services, including cash management, financial risk-management, trust, investment and private banking services; (iii) trading in investment, foreign-exchange and risk-management instruments, for customers and its own account; and (iv) equity finance and investing, as both principal and arranger.

     Continental's principal executive offices are located at 231 South LaSalle Street, Chicago, Illinois 60697 (telephone (312) 828-1614).

     For additional information relating to Continental and the combined company that would result from the Merger, see "THE MERGER," "CERTAIN CONSIDERATIONS WITH RESPECT TO THE MERGER AND OPERATIONS AFTER THE MERGER" and "PRO FORMA COMBINED FINANCIAL INFORMATION."

                                  THE MEETING
GENERAL

     This Proxy Statement-Prospectus is being furnished to Continental Common Stockholders in connection with the solicitation of proxies by the Continental Board for use at the Meeting to vote on the Merger, to elect the Continental Board to serve until the next annual meeting of stockholders of Continental or, if earlier, the consummation of the Merger and until their successors are duly elected and have qualified, to ratify the selection of Price Waterhouse as Continental's independent public accountants for 1994, and to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof. Each copy of this Proxy Statement-Prospectus mailed to Continental Common Stockholders is accompanied by a form of proxy for use at the Meeting. Holders of shares of Continental Preferred Stock are not entitled to vote on any of the matters expected to be presented at the Meeting.

     This Proxy Statement-Prospectus is also furnished by BAC to Continental Common Stockholders as a prospectus in connection with the shares of BAC Common Stock to be issued upon consummation of the Merger.

DATE, PLACE AND TIME

     The Meeting will be held in the Arthur Rubloff Auditorium of The Art Institute of Chicago, Columbus Drive and East Monroe Street, Chicago, Illinois, at 10:00 a.m., Chicago time, on Monday, June 27, 1994.

RECORD DATE

     The Continental Board has fixed the close of business on May 6, 1994 as the record date for the determination of Continental Common Stockholders entitled to receive notice of and to vote at the Meeting (the "Record Date").

VOTES REQUIRED

     As of the Record Date, there were outstanding 51,504,036 shares of Continental Common Stock. A quorum for the Meeting requires the presence in person or by proxy of holders of a majority of the outstanding shares of Continental Common Stock.

     The Merger. Approval and adoption of the Merger Agreement by Continental Common Stockholders requires the affirmative vote of a majority of the outstanding shares of Continental Common Stock. Holders of shares of Continental Preferred Stock are not entitled to vote on the matters to be considered at the Meeting. Abstentions and failures to vote (including broker non-votes) will have the same effect as a vote against the Merger.

     Election of Directors. Directors will be elected by a plurality of the votes of shares of Continental Common Stock present in person or represented by proxy at the Meeting with the result that abstentions and failures to vote (including broker non-votes) will not affect the outcome of the election.

     Ratification of Accountants. The ratification of the appointment of Price Waterhouse as independent accountants requires the affirmative vote of the holders of a majority of the outstanding shares of Continental Common Stock present in person or represented by proxy at the Meeting and entitled to vote thereon. Abstentions will have the same effect as a vote against the ratification of the appointment, while broker non-votes will not affect this outcome.

     Share Ownership. Continental's directors and executive officers and their respective affiliates, who beneficially own 3,470,191 shares or approximately 6.7% of the shares of Continental Common Stock outstanding as of the Record Date, have indicated that they intend to vote their shares for approval and adoption of the Merger Agreement. As of the Record Date, Continental's subsidiaries held 2,793,681 shares or approximately 5.4% of the shares of Continental Common Stock in various fiduciary, representative and custodial capacities. Such shares will be voted in accordance with the governing agreements and applicable law.

     As of the Record Date, BAC beneficially owned no shares of Continental Common Stock. Trust departments of BAC subsidiaries held 25,890 shares or approximately 0.05% of the shares of Continental Common Stock outstanding in a variety of personal and corporate trust relationships. Such shares will be voted in accordance with the governing agreements and applicable law. To BAC's best knowledge, as of the Record Date, directors and executive officers of BAC did not beneficially own any shares of Continental Common Stock.

VOTING AND REVOCATION OF PROXIES

     Shares of Continental Common Stock represented by a proxy properly signed and received at or prior to the Meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. IF A PROXY IS SIGNED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, THE SHARES OF CONTINENTAL COMMON STOCK REPRESENTED BY THE PROXY WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE MERGER, FOR THE ELECTION OF THE 13 DIRECTORS NAMED THEREIN AND FOR THE RATIFICATION OF PRICE WATERHOUSE AS CONTINENTAL'S INDEPENDENT ACCOUNTANTS FOR 1994. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the proxy is voted by the filing of an instrument revoking it or of a duly executed proxy bearing a later date with the Corporate Secretary of Continental prior to or at the Meeting, or by voting in person at the Meeting. All written notices of revocation and other communications with respect to revocation of Continental proxies should be addressed to: Continental Bank Corporation, 231 South LaSalle Street, Chicago, Illinois 60697, Attention:
Corporate Secretary. Attendance at the Meeting will not in and of itself constitute a revocation of a proxy.

     The Continental Board is not aware of any business to be acted upon at the Meeting other than as described herein. If, however, other matters are properly brought before the Meeting, including any adjournments or postponements thereof, the persons appointed as proxies will have discretion to vote or act thereon according to their best judgment, except that properly executed proxies voted against the Merger will not be voted for any such adjournment or postponement. The grant of a proxy will also confer discretionary authority on the persons named in the proxy to vote on matters incident to the conduct of the Meeting.

     THE CONTINENTAL BOARD OF DIRECTORS, BY UNANIMOUS VOTE OF ALL DIRECTORS, APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AS BEING IN THE BEST INTERESTS OF CONTINENTAL AND ITS STOCKHOLDERS. THE CONTINENTAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CONTINENTAL COMMON STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     CONTINENTAL COMMON STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. IF THE MERGER IS APPROVED, AN ELECTION FORM WITH INSTRUCTIONS WITH RESPECT TO THE SURRENDER OF CONTINENTAL COMMON STOCK CERTIFICATES WILL BE MAILED TO EACH CONTINENTAL COMMON STOCKHOLDER 35 DAYS BEFORE THE ANTICIPATED EFFECTIVE TIME.

SOLICITATION OF PROXIES

     In addition to solicitation by mail, directors, officers and employees of Continental, who will not be specifically compensated for such services, may solicit proxies from Continental Common Stockholders personally or by telephone or telegram or other forms of communication. Brokerage house nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in doing so.

     In addition, Continental has retained Morrow & Co., Inc. to assist in the solicitation of proxies from its stockholders. The fees to be paid to such firm for such services by Continental are not expected to exceed $8,000 plus reasonable expenses.

                                   THE MERGER
BACKGROUND OF THE MERGER

     Since 1987, Continental has accomplished a comprehensive restructuring to maintain and enhance its financial position and profitability in the face of changing conditions in the banking and financial services industries, the particular challenges facing Continental relating to its financial difficulties in the mid-1980s and the circumstances it has faced thereafter. Continental has developed new businesses (such as asset-based lending) and skills (such as corporate finance advisory services), exited or reduced underperforming lines of business (such as European corporate finance) and recognized, addressed and resolved substantial amounts of problem assets. In recent years, Continental has continued to sharpen its focus on servicing the needs of corporate customers and on improving its marketing and credit administration practices while streamlining and simplifying its operations. Continental improved the stability of its funding by increasing medium-and long-term funding to $4.8 billion in 1993 from $1.5 billion in 1987, while reducing its total assets by $7.5 billion to $22.6 billion at year-end 1993. Despite this significant reduction in assets, from 1987 to 1993 Continental's revenues increased 26% from $876 million to $1.1 billion, while operating expenses rose 5% from $645 million to $683 million; income from continuing operations (and before special provisions in 1987) increased from $193 million to $258 million; its ratio of operating expenses to total revenues improved from 74% to 56%, while revenues per employee increased from $108,000 to $262,000. Continental's ratio of equity to assets increased from 4.5% at year-end 1987 to 8.5% at year-end 1993. The allowance for loan losses equaled 2.8% of loans at year-end 1993, up from 1.3% at year-end 1987. See "SUMMARY -- Summary Historical and Pro Forma Combined Financial
Data -- Continental Consolidated Historical Summary Financial Data."

     Despite the significant progress made by Continental in recent years, developments in the financial services industry combined with specific challenges particular to Continental led the management and the Continental Board to consider, from time to time, several strategic alternatives aimed at enhancing stockholder value, including: (i) continuing to operate Continental as configured, coupled with ongoing efforts to improve operating performance, (ii) changing the mix of Continental's core businesses through internal growth and/or acquisitions, and (iii) a business combination between Continental and a strategic acquiror. In addition to earlier considerations of these alternatives, the Continental Board evaluated these and related matters, including a possible strategic alliance between Continental and its stockholders and a strategically positioned acquiror, at meetings held in September and October of 1993. No determination to proceed with any of these alternatives occurred at this time.

     Continental's financial advisor, Goldman Sachs, has also reviewed with Continental from time to time valuation information regarding Continental on a stand-alone basis and the feasibility of business combination transactions by or with Continental. As part of Continental's exploration of strategies to maximize shareholder value, Continental's senior management has had preliminary contacts from time to time with selected banking organizations believed to be potentially interested in business combination transactions.

     Beginning in mid-1993 and continuing during the fall of 1993, Continental's senior management held exploratory discussions concerning a combination transaction with several of these organizations (including BAC) that were deemed most likely to be interested in such a transaction, based on earlier contacts and other information obtained by management and Goldman Sachs; in addition, Goldman Sachs had exploratory discussions with certain of these organizations. The exploratory discussions with BAC included discussions of potential transaction structures, an exchange and review of information about both parties and a consideration of a variety of other matters, but no specific transaction was proposed.

     In October 1993, as part of its periodic strategic review, the Continental Board reviewed the challenges facing Continental and discussed in general terms Continental's alternatives in addressing them. In addition, as part of Continental's continued, long-term efforts to reduce expenses, the Continental Board authorized management to begin the process of converting its principal subsidiary, Continental Bank, from a national banking association to an Illinois state-chartered bank.

     On December 13, 1993, the Continental Board again reviewed Continental's short-and long-term strategic alternatives. The Continental Board and management discussed the substantial changes that the banking and financial service industries are undergoing. The Continental Board and management noted that such industries are characterized by increasing consolidation, intensifying competition and continued growth through acquisition by many of the larger domestic banking organizations. The Continental Board and management also concluded that, despite improvements in Continental's financial position and operating performance discussed above, a number of structural challenges remained. Among other things, the Continental Board discussed Continental's small core deposit base (relative to similarly sized banking organizations) and its consequent dependency on relatively high-cost purchased funds; Continental's smaller size (relative to banking organizations active in Continental's businesses) and the consequent constraints on its ability to service its larger borrowers and to make significant investments in a number of its processing businesses; and the perception of the financial markets that earnings from certain of Continental's core businesses might not be sustainable or might have limited growth prospects. The Continental Board and management also considered the fact that Continental Common Stock continued to trade at low multiples of book value and earnings relative to similarly sized banking organizations; that as a result, Continental's ability to diversify its mix of core businesses through acquisitions was constrained; and that there was a risk that a continued strategy of independence and gradual diversification would not result in higher long-term stockholder value. As part of this discussion, Goldman Sachs reviewed with the Continental Board certain long-term financial forecasts prepared by Continental's management that reflected a strategy of independence. Continental's management also reviewed in detail with the Continental Board the discussions and contacts that had been made with third parties regarding a possible business combination, and Goldman Sachs discussed with the Continental Board possible acquirors of Continental. Discussion focused particularly on a possible acquisition of Continental by BAC and one other possible acquiror as offering the best prospects for a business combination transaction with Continental.

     Following this discussion at the December 13 meeting, the Continental Board authorized management to pursue discussions with BAC and such other possible acquiror regarding a possible business combination with a view toward further consideration by the Continental Board if a proposal with respect to such a transaction were developed. During December 1993 and early January 1994, after execution of a mutual confidentiality agreement pursuant to which each party agreed to hold confidential information provided to it by the other, senior management of BAC and Continental conducted preliminary business reviews and, together with their legal and financial advisors, engaged in preliminary discussions regarding the possible terms of a business combination proposal. BAC and Continental each received from the other information relating to its operations, financial condition and credit quality and conducted a preliminary due diligence review of the other's operations, credit quality, accounting, tax and legal matters. Continental and the other possible acquiror also entered into a mutual confidentiality agreement and held preliminary discussions and conducted business reviews.

     Discussions with BAC and the other possible acquiror continued through mid-January 1994. On January 19, 1994, the Continental Board met and reviewed with Continental's management and advisors the status of the discussions to date. Based on the progress of these discussions and the status and terms of the proposals of each potential acquiror, the Continental Board authorized Continental management to pursue further discussions solely with BAC. In addition, the Continental Board authorized Continental to enter into an agreement that BAC had required as a condition of further discussions between the two companies, pursuant to which (i) each company would, until February 14, 1994, neither seek nor respond to business combination proposals from third parties and (ii) if between the date of such agreement and February 14, 1994, such company entered into discussions, negotiations or any agreement with a third party regarding a business combination or otherwise breached its obligations under the agreement, each company would reimburse the other for the other's expenses related to the possible combination between the parties and, if such a combination with a third party occurred, pay the other $25 million, less amounts previously reimbursed for expenses.

     Following that meeting, commencing on January 20, 1994, Continental and BAC entered into the agreement described above, BAC and its advisors continued their business review of Continental, Continental and its advisors continued their due diligence investigation of BAC and the parties and their respective advisors engaged in arm's-length negotiations concerning a possible business combination. Senior management of BAC and Continental, together with their financial and legal advisors, negotiated the terms of the Merger Agreement and related agreements, including the Stock Option Agreement. Matters negotiated during this time included the terms of the consideration to be received by Continental Common Stockholders, including the finalization of a Floor Price and the establishment of a Ceiling Price (see "-- Merger Consideration"), the fact that because BAC had not had an opportunity to conduct a complete due diligence investigation of Continental it would be granted a period of time to do so after execution of the Merger Agreement and the terms of the proposed severance program for Continental employees who may be terminated as a result of the Merger. See "-- Interests of Certain Persons in the Merger." Following further negotiations between respective managements and their financial and legal advisors, the parties agreed, subject to their respective boards' approvals, on the remaining terms and conditions of the Merger Agreement and the Stock Option Agreement. The negotiations between Continental and BAC continued through January 27, 1994 and resulted in the execution and delivery of the Merger Agreement and the Stock Option Agreement.

RECOMMENDATION OF THE BOARD OF DIRECTORS AND REASONS FOR THE MERGER

     On January 27, 1994, the Continental Board convened to consider in detail the Merger and the other transactions contemplated by the Merger Agreement. At this meeting, representatives of Goldman Sachs reviewed the proposed financial terms of the Merger Agreement with the Continental Board and delivered their written opinion that, as of that date, the Stock Consideration and Cash Consideration to be received by Continental Common Stockholders pursuant to the Merger Agreement were each fair to Continental Common Stockholders receiving such consideration. See "-- Opinion of Financial Advisor." After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, considering, among other things, the matters discussed below and the opinion of Goldman Sachs referred to above, the Continental Board, by unanimous vote of all directors, approved the Merger Agreement and the transactions contemplated thereby as being in the best interests of Continental and its stockholders.

     THE CONTINENTAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CONTINENTAL COMMON STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     In connection with its approval of the Merger Agreement and the Stock Option Agreement, the Continental Board considered and approved the adoption, and the execution and delivery, prior to the Merger Agreement, of an amendment to the Rights Agreement, dated as of July 22, 1991, between Continental and Continental Bank, as rights agent (the "Rights Agreement"), in order to permit the execution of the Merger Agreement and the Stock Option Agreement and the consummation of the Merger and the other transactions contemplated thereby to occur without triggering the exercisability under the Rights Agreement of the preferred stock purchase rights relating to each outstanding share of Continental Common Stock (the "Rights") issued thereunder.

     In reaching its conclusion to approve the Merger Agreement and the Stock Option Agreement, the Continental Board considered all factors it deemed material, as follows:

          (a) The Continental Board analyzed information with respect to the financial condition, results of operations, cash flow, businesses and prospects of Continental. In this regard, the Continental Board noted the impact of Continental's size, source of funds and debt ratings on Continental's funding costs and the potential benefits of BAC's large retail deposit base, substantial liquidity and ability to access the public debt markets and other sources of funding at a lower cost.

          (b) The Continental Board considered the written opinion of Goldman Sachs that, as of January 27, 1994, the Stock Consideration and Cash Consideration to be received by holders of Continental Common Stock pursuant to the Merger Agreement were each fair to Continental Common Stockholders receiving such consideration. See "-- Opinion of Financial Advisor."

          (c) The Continental Board considered the recent market prices for Continental Common Stock and BAC Common Stock, the relationship between such prices and certain financial data relating to the companies and that the Stock Consideration and Cash Consideration to be received by Continental Common Stockholders in the Merger represented a significant premium over recent and historical prices for Continental Common Stock over the last decade. See "-- Opinion of Financial Advisor" and "SUMMARY -- Market Price and Dividend Data."

          (d) The Continental Board considered that the Merger would create a strategic alliance between BAC and Continental for the benefit of their respective stockholders in that the combined company would be significantly more diversified in lines of business and geographically than Continental on a stand-alone basis and that, as a result, the combined company's vulnerability to adverse developments would potentially be less than Continental's on a stand-alone basis, which would potentially be reflected in the perception of the combined company by the rating agencies and the financial markets.

          (e) The Continental Board also considered that the Merger represented a strategic alliance between BAC and Continental, that a significant portion of Continental Common Stockholders would have the opportunity to participate in a combined company that the Continental Board expected to have a significant potential for growth, and that there were a number of benefits that could reasonably be expected to be realized by Continental Common Stockholders from their continuing interest in the combined company and the expected benefits of the strategic alliance, including, but not limited to, the future stock value and earnings per share prospects of the combined company, the combined company's financial strength and its consequent enhanced ability to develop Continental's businesses, the potential for cross-marketing services to customers of the two companies and increased access to the combined company's customers, the opportunity to diversify earnings, the business synergies that might be realized, and consequent cost savings, and the potential effect of the Merger on the perception of the combined company's businesses by the rating agencies and the financial markets. The Continental Board also considered that the combined company's prospects were likely to be enhanced as a result of the Merger because of the operational fit between the two companies, including, but not limited to, the prospect for combining BAC's financial, managerial and other resources provided in part by its relatively large size and geographic scope, as well as BAC's global network and its foreign exchange and other operations with Continental's strong relationships with its business customers, its presence in the Midwest and its strength as a skilled, customer-driven provider of financial services to businesses generally and of corporate and middle-market lending and corporate payment processing in particular.

          (f) The Continental Board considered BAC's proposal to commit publicly as part of the announcement of the Merger to further the strategic alliance described above by moving the administrative headquarters of Bank of America's U.S. Corporate Banking Group to Chicago following the Merger, which Continental expects will result in continued opportunity for Continental's operations to benefit the Continental Common Stockholders who receive BAC Common Stock in the Merger and Continental's employees, its customers and the communities that Continental and its subsidiaries currently serve.

          (g) The Continental Board analyzed the financial condition, businesses and prospects of BAC, including, but not limited to, information with respect to its recent and historic stock and earnings performance and its relatively strong credit position and access to the capital markets.

          (h) The Continental Board considered the current operating environment, including, but not limited to, the continued consolidation and increasing competition in the banking and financial services industries, the prospect for further changes in these industries and the importance of financial resources to being able to capitalize on developing opportunities in these industries.

          (i) The Continental Board considered the other terms of the Merger Agreement and the Stock Option Agreement, including that: (i) the Merger would generally be tax free to Continental Common Stockholders to the extent they receive BAC Common Stock in the Merger, and Continental Common Stockholders will generally have the option of receiving cash or stock in the Merger, subject to the limitations set forth in the Merger Agreement;
     (ii) the Merger Agreement provides Continental with the ability to terminate the Merger Agreement if the Final BAC Stock Price is less than $36.16, subject to BAC's right to increase the stock and cash consideration to be issued to Continental's Stockholders in the Merger; and (iii) the Merger Agreement permits continued payment of dividends to Continental Common Stockholders prior to the Effective Time. See "-- Merger Consideration" and "-- Certain Federal Income Tax Consequences."

          (j) The Continental Board considered the detailed financial analyses, pro forma and other information with respect to Continental and BAC discussed by Goldman Sachs as well as the Continental Board's own knowledge of Continental, BAC and their respective businesses.

          (k) The Continental Board considered the effect on Continental Common Stockholders' value of Continental continuing as a stand-alone entity compared to the effect of its combining with BAC in light of the factors summarized above with respect to the financial condition and prospects of the two companies on a stand-alone basis and of the combined company and the current economic and financial environment, including, but not limited to, other possible strategic alternatives, the results of the contacts and discussions between Continental and its financial advisors and various third parties and the belief of the Continental Board and management that the Merger offered the best transaction available to Continental and its stockholders. See "-- Background of the Merger."

          (l) The Continental Board considered the likelihood of the Merger being approved by the appropriate regulatory authorities. See "OTHER MATTERS -- Regulatory Approvals Required."

     In addition, in reaching its conclusion to approve the Merger Agreement and the transactions contemplated thereby, the Continental Board considered the terms of the Stock Option Agreement (including, but not limited to, that the exercise price was slightly above the value of the per share consideration to be issued in the Merger, based on the market price per share of BAC Common Stock on January 27, 1994), the fact that the Merger Agreement generally prohibits Continental from proposing, discussing, negotiating or entering into agreements relating to alternative transactions prior to the Effective Time and requires the payment of certain termination fees to BAC in certain events, the fact that BAC required such provisions as a condition to entering into the Merger Agreement and the fact that BAC agreed to commit publicly as part of the announcement of the Merger to move the administrative headquarters of Bank of America's U.S. Corporate Banking Group to Chicago following the Merger. See "THE MERGER AGREEMENT -- Additional Agreements -- No Solicitation of Transactions; Termination Payment" and "THE STOCK OPTION AGREEMENT."

     The foregoing discussion of the information and factors considered by the Continental Board is not intended to be exhaustive but is believed to include all material factors considered by the Continental Board. In reaching its determination to approve and recommend the Merger, the Continental Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Continental Board received the advice of independent counsel. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, considering, among other things, the matters discussed above and the opinion of Goldman Sachs referred to above, the Continental Board, by unanimous vote of all directors, approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Stock Option Agreement, as being in the best interests of Continental and its stockholders. The Continental Board is unanimous in its recommendation that Continental Common Stockholders vote for approval of the Merger.

OPINION OF FINANCIAL ADVISOR

     Pursuant to an engagement letter dated January 11, 1994 (the "Engagement Letter"), Continental retained Goldman Sachs as its exclusive financial advisor in connection with the possible merger or business combination of Continental. Goldman Sachs are an internationally recognized investment banking firm and are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs are familiar with Continental, having provided certain investment banking services to Continental from time to time, including acting as managing underwriter of a number of offerings of Continental's securities and as a financial advisor to Continental in recent years and having acted as financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. Goldman Sachs have also provided certain investment banking services to BAC from time to time, including acting as managing underwriter of a public offering of subordinated notes of BAC in February 1993 and advising BAC in the sale of certain of its real estate assets in 1993, and may provide investment banking services to BAC in the future.

The Continental Board selected Goldman Sachs to act as Continental's exclusive financial advisor based on Goldman Sachs' familiarity with Continental and Goldman Sachs' substantial experience in mergers and acquisitions and in securities valuation generally.

     On January 27, 1994, Goldman Sachs delivered their written opinion to the Continental Board that, as of such date, the Stock Consideration and the Cash Consideration to be received by Continental Common Stockholders pursuant to the Merger Agreement were each fair to Continental Common Stockholders receiving such consideration. Goldman Sachs subsequently confirmed their January 27, 1994 written opinion by delivery of their written opinion dated May 16, 1994.

     THE FULL TEXT OF THE GOLDMAN SACHS WRITTEN OPINION DATED MAY 16, 1994, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THEIR REVIEW, IS ATTACHED HERETO AS ANNEX G. HOLDERS OF SHARES OF CONTINENTAL COMMON STOCK ARE URGED TO AND SHOULD READ SUCH OPINION IN ITS ENTIRETY.
     In connection with their opinion dated May 16, 1994, Goldman Sachs reviewed, among other things, the Merger Agreement and the Stock Option Agreement; the Registration Statement, including the Proxy Statement-Prospectus; Annual Reports to Stockholders of BAC and Annual Reports on Form 10-K of Continental and BAC for the five years ended December 31, 1993; Annual Reports to Stockholders of Continental for the four years ended December 31, 1992 and a draft Annual Report to Stockholders of Continental for the year ended December 31, 1993; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Continental and BAC; certain other communications from Continental and BAC to their respective stockholders; and certain internal financial analyses and forecasts for Continental and BAC prepared by their respective managements. Goldman Sachs also held discussions with members of the senior management of Continental and BAC regarding the past and current business operations, regulatory relationships, financial condition and future prospects of their respective companies. Goldman Sachs reviewed the reported price and trading activity for shares of Continental Common Stock and shares of BAC Common Stock, compared certain financial and stock market information for Continental and BAC with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry specifically and other industries generally and performed such other studies and analyses as Goldman Sachs considered appropriate.

     Goldman Sachs relied, without independent verification, upon the accuracy and completeness of all of the financial and other information reviewed by them for purposes of their opinions. In that regard, Goldman Sachs assumed, with the consent of the Continental Board, that the financial forecasts, including, without limitation, projected cost savings and operating synergies resulting from the Merger and projections regarding underperforming and nonperforming assets and net chargeoffs were reasonably prepared on a basis reflecting the best currently available judgments and estimates of Continental and BAC and that such forecasts would be realized in the amounts and at the times contemplated thereby. Goldman Sachs are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with the consent of the Continental Board, that such allowances for each of Continental and BAC are in the aggregate adequate to cover all such losses. Goldman Sachs did not review individual credit files nor did they make an independent evaluation or appraisal of the assets and liabilities of Continental or BAC or any of their respective subsidiaries. Goldman Sachs also assumed that BAC will receive all necessary regulatory approvals without undue delay. Goldman Sachs have advised Continental that, for purposes of their written opinion dated May 16, 1994, Goldman Sachs did not consider that the receipt by BAC of all necessary regulatory approvals (including the expiration of all applicable waiting periods) for the consumation of the transactions contemplated by the Merger Agreement within 12 months of the date of the Merger Agreement would constitute undue delay. In addition, at the direction of the Continental Board, Goldman Sachs discussed the possibility of a potential business combination transaction involving Continental with a limited number of other parties.

     Pursuant to the terms of the Engagement Letter, Continental has agreed to pay Goldman Sachs (i) a fee of $2,000,000 upon the delivery by Goldman Sachs of their written opinion dated January 27, 1994 and (ii) if the Merger is consummated, a transaction fee equal to (a) the sum of 0.30% of the aggregate consideration paid in such transaction for the first $1,610,000,000 in aggregate consideration, plus 0.65% of the aggregate consideration paid in such transaction in excess of $1,610,000,000, minus (b) any other fees already paid pursuant to the Engagement Letter. In addition, Continental has agreed to reimburse Goldman Sachs for their reasonable out-of-pocket expenses, including the fees and disbursements of their counsel, plus any sales, use or similar taxes arising in connection with their engagement, and to indemnify Goldman Sachs against certain liabilities relating to or arising out of their engagement, including liabilities under the federal securities laws.

SUMMARY OF FINANCIAL ANALYSES

     The following is a summary of the material financial analyses utilized by Goldman Sachs in connection with providing their written opinion dated January 27, 1994 to the Continental Board but does not purport to be a complete description of the analyses performed by Goldman Sachs. Goldman Sachs utilized substantially the same types of financial analyses in preparing their written opinion dated May 16, 1994 as they utilized in providing their January 27, 1994 written opinion.

     Selected Company Analysis. Goldman Sachs reviewed and compared actual and estimated selected financial, operating and stock market information for Continental and BAC with corresponding information for selected banking organizations with significant wholesale banking businesses, including Bankers Trust New York Corporation, The Bank of New York Company, Inc., The Chase Manhattan Corporation, Chemical Banking Corporation, Citicorp, First Chicago Corp., J.P. Morgan & Co. Inc. and NBD Bancorp, Inc. (collectively, the "Selected Group One Banks"), and for selected banking organizations with significant retail banking businesses, including Banc One Corporation, First Union Corporation, Norwest Corporation, PNC Financial Corp. and Wells Fargo & Company (collectively, the "Selected Group Two Banks"), based on publicly available information, consensus analysts' estimates for the Selected Group One Banks and the Selected Group Two Banks and financial forecasts for Continental and BAC prepared by their respective managements. Such analysis indicated that, for the Selected Group One Banks and the Selected Group Two Banks, (i) the median estimated 1994 price-earnings multiples were 8.0x and 9.4x, respectively, as compared to corresponding values of 9.4x for Continental and 8.4x for BAC, (ii) the median values of market capitalization as a multiple of book value were 1.38x and 1.72x, respectively, as compared to corresponding values of 0.92x for Continental and 1.13x for BAC, (iii) the median ratio of nonperforming assets as a percentage of total loans plus other real estate owned was 2.9% and 2.0%, respectively, as compared to corresponding values of 4.2% for Continental and 3.5% for BAC, (iv) the median ratio of reserves as a percentage of nonperforming loans was 123% and 164%, respectively, as compared to corresponding values of 100% for Continental and 89% for BAC and (v) the median after-tax return on equity was 17.1% and 17.5%, respectively, as compared to corresponding values of 7.9% for Continental and 12.9% for BAC. In addition, such analysis indicated that, for the Selected Group One Banks, the median of equity investment and trading revenues as a percentage of total revenues was 12% as compared to corresponding values of 26% for Continental and 6% for BAC.

     Selected Transaction Analysis. Goldman Sachs analyzed certain information relating to approximately 50 bank acquisitions, including five bank acquisitions (excluding mergers of equals) announced since January 1, 1991 in which the aggregate consideration was greater than $1 billion (the "Selected Recent Large Acquisitions"), 19 bank acquisitions accounted for as poolings of interests announced during 1993 in which the aggregate consideration was greater than $100 million (the "Selected 1993 Poolings"), six bank acquisitions accounted for as purchases during 1993 in which the aggregate consideration was greater than $100 million (the "Selected 1993 Purchases"), 19 bank acquisitions accounted for as poolings of interests announced during 1992 in which the aggregate consideration was greater than $100 million (the "Selected 1992 Poolings") and one bank acquisition accounted for as a purchase during 1992 in which the aggregate consideration was greater than $100 million (the "Selected 1992 Purchase"). For purposes of such analysis, Goldman Sachs assumed a market price per share of BAC Common Stock of $44.75 (the market price per share of BAC Common Stock on January 26, 1994) and that certain tax benefits were no longer available to Continental. Such analysis indicated that, for the Selected Recent Large Acquisitions, the Selected 1993 Poolings, the Selected 1993 Purchases and the Selected 1992 Poolings, the median values of the premium paid as a percentage of market capitalization (calculated prior to the public announcement of a possible acquisition of the acquired banking organization or the acquiror's interest in the transaction) were 32%, 28%, 33% and 40%, respectively, as compared to a corresponding value for the premium paid pursuant to the Merger as a multiple of Continental's pre-public announcement market capitalization of 34%, based on a

Continental Common Stock closing price on the NYSE of $27.625 per share on January 26, 1994. Because the Selected 1992 Purchase involved the acquisition of subsidiaries, information regarding the premium to market capitalization paid was not available. Such analysis also indicated that, for the Selected Recent Large Acquisitions, the Selected 1993 Poolings, the Selected 1993 Purchases, the Selected 1992 Poolings and the Selected 1992 Purchase, the median values of the aggregate consideration paid as a multiple of tangible book value were 1.6x, 2.3x, 1.8x, 2.0x and 1.2x, respectively, as compared to a corresponding value for the aggregate consideration payable pursuant to the Merger as a multiple of Continental's tangible book value of 1.23x. In addition, such analysis indicated that (i) for the Selected Recent Large Transactions, the median value of the aggregate consideration paid as a multiple of the acquired banking organizations' next year's projected earnings was 13.8x as compared to the corresponding value for the aggregate consideration paid pursuant to the Merger as a multiple of Continental's after-tax estimated next year's earnings of 12.6x and (ii) for the Selected 1993 Poolings, the Selected 1993 Purchases, the Selected 1992 Poolings and the Selected 1992 Purchase, the median value of the aggregate consideration paid as a multiple of the acquired banking organizations' latest twelve months' ("LTM") after-tax earnings were 15.3x, 35.0x, 17.5x and 9.0x, respectively, as compared to the corresponding value for the aggregate consideration paid pursuant to the Merger as a multiple of Continental's after-tax LTM earnings of 17.6x.

     Pro Forma Analysis. Goldman Sachs analyzed certain financial information for the pro forma combined entity resulting from the Merger based on financial forecasts for Continental and BAC prepared by their respective managements (based in part on projected cost savings and operating synergies resulting from the Merger for the pro forma combined entity prepared by Continental's management). Such analysis indicated that (i) estimated 1994 and 1995 earnings per share for the pro forma combined entity would generally be higher than were forecasted for BAC as a stand-alone entity and (ii) the tangible book value per share, the tangible common equity ratio, the Tier 1 capital ratio and the Tier 1 capital leverage ratio would be lower than for BAC as a stand-alone entity.

     Stock Trading Analysis. Goldman Sachs reviewed and analyzed the historical trading prices and volumes for shares of Continental Common Stock, on a daily basis from January 25, 1993 through January 25, 1994 and on a monthly basis from December 1988 through December 1993, and the number of shares of Continental Common Stock traded at various prices from January 25, 1989 through January 25, 1994 and from January 25, 1993 through January 25, 1994. Goldman Sachs also reviewed and analyzed the historical trading prices and volumes for shares of BAC Common Stock on a daily basis from January 5, 1994 through January 26, 1994 and on a monthly basis from December 1988 through December 1993.

     Other Analyses. Goldman Sachs also reviewed selected investment research reports on, and earnings estimates for, Continental and BAC and analyzed available information regarding the ownership and ownership profiles of shares of Continental Common Stock.

     General. The foregoing is a summary of the material financial analyses performed by Goldman Sachs, but does not purport to be a complete description of the analyses performed by Goldman Sachs. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at their fairness determination, Goldman Sachs considered the results of all such analyses. No Selected Group One Bank or Selected Group Two Bank is identical to Continental and none of the Selected Recent Large Acquisitions, the Selected 1993 Poolings, the Selected 1993 Purchases, the Selected 1992 Poolings or the Selected 1992 Purchase is identical to the Merger. Accordingly, Goldman Sachs indicated to the Continental Board that analyses of the results described above under Selected Company Analysis and Selected Transaction Analysis are not mathematical, but rather involve complex considerations and judgments concerning differences in operating and financial characteristics including, among other things, differences in revenue composition and earnings performance among Continental, BAC and the selected companies and transactions reviewed. The analyses were prepared solely for purposes of Goldman Sachs' providing their written opinions, dated January 27, 1994, and May 16, 1994, to the Continental Board as to the fairness of the Stock Consideration and the Cash Consideration to be received by Continental Common Stockholders, and do not purport to be appraisals or necessarily reflect the prices at which Continental or its securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses.

MERGER CONSIDERATION

     Continental Common Stock. The Merger Agreement provides that, at the Effective Time and subject to the election and allocation procedures provided for therein, each share of Continental Common Stock outstanding at the Effective Time (other than shares with respect to which appraisal rights are perfected), subject to certain exceptions described in this Proxy Statement-Prospectus with respect to shares owned by BAC, Continental or their subsidiaries, will be converted into either: (i) a number of shares of BAC Common Stock determined as described below (such number of shares of BAC Common Stock issuable in respect of each share of Continental Common Stock is referred to in this Proxy Statement-Prospectus as the "Stock Consideration"); or (ii) an amount in cash without interest determined as described below (such cash amount is referred to in this Proxy Statement-Prospectus as the "Cash Consideration"). The actual Stock Consideration and Cash Consideration will be determined based on a formula, set forth in the Merger Agreement, which takes into consideration (i) the average of the closing prices per share of BAC Common Stock as reported on the NYSE composite transactions tape for the ten consecutive days on which shares of BAC Common Stock are traded on the NYSE (the "Valuation Period") ending on the tenth calendar day prior to the anticipated Effective Time (the "Determination Date") (such average price is referred to in this Proxy Statement-Prospectus as the "Final BAC Stock Price") and (ii) the total number of shares of Continental Common Stock outstanding at the Determination Date. This formula will be adjusted so as to decrease the number of shares of BAC Common Stock which would otherwise be issuable if the Final BAC Stock Price is more than $55.84 (the "Ceiling Price") and is subject to possible adjustment so as to increase the number of shares of BAC Common Stock which would otherwise be issuable if the Final BAC Stock Price is less than $36.16 (the "Floor Price"). The Merger Agreement may be terminated at Continental's election if the Final BAC Stock Price is less than the Floor Price, subject to BAC's right to extinguish such termination election by agreeing within five days of Continental's election to effect such termination to adjust upward the consideration payable to Continental Common Stockholders. A table is provided in Annex B of this Proxy Statement-Prospectus which sets forth the actual number of shares of BAC Common Stock to be issued in the Merger and the amount of cash and BAC Common Stock to be issued in the Merger in respect of each share of Continental Common Stock to be converted in the Merger based upon various assumed Final BAC Stock Prices and an assumed total number of shares of Continental Common Stock outstanding at the Determination Date. Based on the closing price of BAC Common Stock on the NYSE on May 11, 1994 of $45.125 per share, a Continental Common Stockholder receiving all cash would receive $37.14 per share of Continental Common Stock and a Continental Common Stockholder receiving all stock would receive 0.8230 shares of BAC Common Stock for each share of Continental Common Stock. If the Final BAC Stock Price is equal to either the Floor Price or the Ceiling Price, a Continental Common Stockholder receiving all cash would receive $33.41 or $41.59 per share, respectively, and a Continental Common Stockholder receiving all stock would receive 0.9239 shares or 0.7449 shares of BAC Common Stock, respectively, for each share of Continental Common Stock.

     As described below, the value of the Stock Consideration to be received for each share of Continental Common Stock being converted to BAC Common Stock (basing the value of the Stock Consideration on the Final BAC Stock Price) and the Cash Consideration to be received for each share of Continental Common Stock being converted to cash will be equal and will be calculated as follows:

          (i) Stock Consideration: a number of shares of BAC Common Stock equal to the sum of (A) .4158 and (B) the quotient obtained by dividing $18.375 by the Final BAC Stock Price.

          (ii) Cash Consideration: cash equal to the sum of (A) $18.375 and (B) the product of .4158 and the Final BAC Stock Price.

     Under the Merger Agreement, the aggregate number of shares of BAC Common Stock to be issued in the Merger (the "Stock Amount") is equal to the product of
(x) 0.8152 and (y) 51% of the total number of shares of Continental Common Stock outstanding at the Determination Date. (The Merger Agreement also provides that if Continental, at the Effective Time of the Merger, has outstanding more shares of Continental Common Stock than are contemplated to be outstanding or subject to option pursuant to the representations and warranties of Continental in the Merger Agreement, then, at BAC's election and notwithstanding any other provisions of the Merger Agreement and without limiting any of BAC's rights under the Merger Agreement, the Stock Amount, the Cash Consideration and the Stock Consideration will be adjusted downward to reflect the greater number of shares outstanding.) As set forth in Annex B hereto, the Stock Amount will be approximately 21,400,000 shares of BAC Common Stock assuming that there are 51,472,510 shares of Continental Common Stock outstanding at the Determination Date. Under the Merger Agreement, in addition to the impact of the number of shares of Continental Common Stock outstanding or subject to option at the Determination Date, the Stock Amount (i) will not change if the Final BAC Stock Price is between the Floor Price and the Ceiling Price, (ii) will be adjusted downward if the Final BAC Stock Price is greater than the Ceiling Price and (iii) is subject to possible adjustment upward if the Final BAC Stock Price is less than the Floor Price and if BAC elects to make the per share stock and cash adjustments set forth in the Merger Agreement.

     Under the Merger Agreement, the aggregate cash payable by BAC to Continental Common Stockholders pursuant to the Merger will equal a fixed amount regardless of the Final BAC Stock Price (except for immaterial changes due to rounding) and will vary only according to the total number of shares of Continental Common Stock outstanding at the Determination Date. For example, if there are 51,472,510 shares of Continental Common Stock outstanding at the Determination Date, then the aggregate cash payable by BAC to Continental Common Stockholders who are to receive cash will equal approximately $946 million.

     Under the Merger Agreement, the Stock Consideration, the Cash Consideration and the Stock Amount are subject to adjustment upward, at BAC's option, if the Final BAC Stock Price is less than the Floor Price. In such a case, the Stock Amount will be increased and the Stock Consideration and the Cash Consideration will be at least equal in value to the per share stock and cash consideration that would have been received if the Final BAC Stock Price had been equal to the Floor Price. For example, as illustrated in Annex B hereto, if the Final BAC Stock Price is $34.00 and this adjustment is made, then the Cash Consideration will increase from $32.51 per share to $33.41 per share, the Stock Consideration will increase from 0.9562 to 0.9827 and the Stock Amount will increase from approximately 21,400,000 shares to approximately 22,760,000 shares. This adjustment described immediately above will only be made, at BAC's option, if the Final BAC Stock Price is less than the Floor Price, and may be made whether or not Continental has exercised its right to terminate the Merger Agreement. If BAC so elects to increase the Cash Consideration, the Stock Consideration and the Stock Amount, then such right of Continental to terminate the Merger Agreement will be extinguished.

     Under the Merger Agreement, if the Final BAC Stock Price is greater than the Ceiling Price, then the Cash Consideration, the Stock Consideration and the Stock Amount will be decreased so that the value of the per share cash and stock consideration that would be receivable by Continental Common Stockholders will be the same as if the Final BAC Stock Price were equal to the Ceiling Price. For example, as set forth in Annex B hereto, if the Final BAC Stock Price is $58.00, then the Cash Consideration will decrease from $42.49 per share to $41.59 per share, the Stock Consideration will be reduced to 0.7171 and the Stock Amount will decrease from approximately 21,400,000 shares to approximately 20,602,000 shares. Under the Merger Agreement, such downward adjustment in the Cash Consideration, the Stock Consideration and the Stock Amount will automatically be made if the Final BAC Stock Price is greater than the Ceiling Price.

     BECAUSE THE AGGREGATE NUMBER OF SHARES OF BAC COMMON STOCK AND THE AGGREGATE AMOUNT OF CASH TO BE EXCHANGED IN THE MERGER WILL BE FIXED UNDER THE ELECTION AND ALLOCATION PROCEDURES DESCRIBED HEREIN, NO ASSURANCE CAN BE GIVEN THAT AN ELECTION BY ANY GIVEN CONTINENTAL COMMON STOCKHOLDER WILL BE HONORED WITH RESPECT TO ANY OR ALL SHARES OF CONTINENTAL COMMON STOCK HELD BY SUCH HOLDER. THUS, HOLDERS MAY NOT RECEIVE THEIR REQUESTED FORM OF CONSIDERATION. SEE "-- ELECTION PROCEDURES" AND "-- ALLOCATION."

     The Merger Agreement provides that if BAC or Continental effects a stock dividend, reclassification, recapitalization, stock split, reverse stock split, exchange of shares or similar transaction after the date hereof and before the Effective Time, the Stock Consideration, the Cash Consideration and the Stock Amount will be appropriately adjusted.

     ALTHOUGH THE STOCK CONSIDERATION WILL BE BASED ON THE AVERAGE OF MARKET PRICES OF BAC COMMON STOCK DURING THE VALUATION PERIOD (I.E., THE FINAL BAC STOCK PRICE), THE MARKET PRICE OF BAC COMMON STOCK MAY FLUCTUATE AND, ON THE DATE OF RECEIPT OF SHARES OF BAC COMMON STOCK BY HOLDERS OF CONTINENTAL COMMON STOCK, MAY BE MORE OR LESS THAN THE FINAL BAC STOCK PRICE. CONTINENTAL COMMON STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR BAC COMMON STOCK AND CONTINENTAL COMMON STOCK IN CONNECTION WITH VOTING THEIR SHARES AND MAKING ELECTIONS DURING THE ELECTION PERIOD TO RECEIVE THE STOCK CONSIDERATION OR THE CASH CONSIDERATION.

     Each of the shares of Continental capital stock held by BAC or any of its wholly owned subsidiaries or Continental or any of its wholly owned subsidiaries, other than shares held by BAC or any of its wholly owned subsidiaries or Continental or any of its wholly owned subsidiaries in a fiduciary capacity or as a result of debts previously contracted, will be canceled and retired at the Effective Time, and no consideration will be issued in exchange therefor in the Merger.

     No fractional shares of BAC Common Stock will be issued to any Continental Common Stockholder upon surrender of their certificates representing Continental Common Stock in connection with the Merger. Each Continental Common Stockholder who would otherwise have been entitled to receive a fraction of a share of BAC Common Stock will receive, in lieu thereof, cash without interest in an amount equal to such fraction of a share of BAC Common Stock multiplied by the closing price of one share of BAC Common Stock at the close of business on the trading day next preceding the Effective Time as reported by The Wall Street Journal under the heading "New York Stock Exchange Composite Transactions."

     Continental Preferred Stock. At the Effective Time, subject to certain exceptions described in this Proxy Statement-Prospectus with respect to shares owned by BAC, Continental or their subsidiaries, each outstanding share of Continental Series 1 Preferred Stock and Continental Series 2 Preferred Stock, except for shares of Continental Series 2 Preferred Stock as to which appraisal rights are perfected, will be converted, respectively, into one share of BAC Series 1 Preferred Stock and one share of BAC Series 2 Preferred Stock. The BAC Series 1 Preferred Stock and the BAC Series 2 Preferred Stock will have substantially the same terms as the Continental Series 1 Preferred Stock and the Continental Series 2 Preferred Stock, respectively. See "DESCRIPTION OF BAC CAPITAL STOCK -- BAC Adjustable Rate Preferred Stock, Series 1" and "-- BAC Adjustable Rate Cumulative Preferred Stock, Series 2."

ELECTION PROCEDURES

     Thirty-five days before the anticipated Effective Time (the "Mailing Date"), Chemical Trust Company of California, acting in its capacity as Exchange Agent (the "Exchange Agent"), will send to each Continental Common Stockholder who is a stockholder of record on the date which is five business days prior to such date an election form ("Election Form") and other appropriate transmittal materials permitting such holder (i) to elect to receive the Stock Consideration in the Merger in respect of all of such Continental Common Stockholder's shares (the "Stock Election Shares"), (ii) to elect to receive the Cash Consideration in the Merger in respect of all of such Continental Common Stockholder's shares (the "Cash Election Shares") or (iii) to indicate that such holder makes no election (the "No Election Shares"). Shares of Continental Common Stock which are not covered by an effective, properly completed Election Form will be deemed to be No Election Shares. Each holder of at least 10,000 shares of Continental Common Stock who elects to receive the Stock Consideration or the Cash Consideration in the Merger may also elect to have such holder's shareholdings divided into blocks of 5,000 shares of Continental Common Stock with any remaining shares being added to one of the 5,000 share blocks (the "Stock Blocks") for purposes of the allocation procedures discussed below under "-- Allocation." Continental Common Stockholders who do not make such election or who own fewer than 10,000 shares of Continental Common Stock will have all of their share holdings treated as a single Stock Block.

     SUBJECT TO POSSIBLE ADJUSTMENT AS DESCRIBED ABOVE, A FIXED NUMBER OF SHARES OF BAC COMMON STOCK WILL BE ISSUED IN THE MERGER. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT EACH CONTINENTAL COMMON STOCKHOLDER WILL RECEIVE THE FORM OF CONSIDERATION THAT SUCH HOLDER ELECTS WITH RESPECT TO ANY OR ALL SHARES OF CONTINENTAL COMMON STOCK HELD BY SUCH HOLDER. IF THE ELECTIONS RESULT IN AN OVERSUBSCRIPTION IN RESPECT OF SHARES OF CONTINENTAL COMMON STOCK WHICH WOULD OTHERWISE RECEIVE EITHER THE STOCK CONSIDERATION OR THE

CASH CONSIDERATION, THE PROCEDURES FOR ALLOCATING BAC COMMON STOCK AND CASH, DESCRIBED BELOW UNDER "--ALLOCATION," WILL BE FOLLOWED BY THE EXCHANGE AGENT.

     TO MAKE AN EFFECTIVE ELECTION, A CONTINENTAL COMMON STOCKHOLDER MUST SUBMIT A PROPERLY COMPLETED ELECTION FORM SO THAT IT IS ACTUALLY RECEIVED BY THE EXCHANGE AGENT AT OR PRIOR TO THE ELECTION DEADLINE (AS DEFINED BELOW) IN ACCORDANCE WITH THE INSTRUCTIONS ON THE ELECTION FORM. AN ELECTION FORM WILL BE PROPERLY COMPLETED ONLY IF ACCOMPANIED BY CERTIFICATES REPRESENTING ALL SHARES OF CONTINENTAL COMMON STOCK COVERED THEREBY. THE "ELECTION DEADLINE" IS 5:00 P.M., EASTERN STANDARD TIME, ON THE TWENTIETH CALENDAR DAY FOLLOWING, BUT NOT INCLUDING, THE DATE OF MAILING OF THE ELECTION FORM OR SUCH OTHER DATE UPON WHICH BAC AND CONTINENTAL MUTUALLY AGREE.

     Any Election Form may be revoked or changed by written notice from the person submitting such Election Form to the Exchange Agent, but to be effective such notice must actually be received by the Exchange Agent at or prior to the Election Deadline. In such circumstances, the certificate or certificates representing Continental Common Stock covered by any revoked Election Form will be returned to the person who submitted the Election Form to the Exchange Agent upon written request to that effect from the holder who submitted the Election Form. The Exchange Agent will have reasonable discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made, and such determination will be final.

     BAC will make available one or more Election Forms as may be reasonably requested by all persons who become holders (or beneficial owners) of Continental Common Stock between a date as of five business days prior to the Mailing Date and the close of business on the business day prior to the Election Deadline (as defined below).

     Because the Election Deadline will occur prior to the end of the Valuation Period, the Final BAC Stock Price will not be determined by the time Continental Common Stockholders will be required to submit their Election Forms.

     In addition, in the event the Final BAC Stock Price is below the Floor Price and Continental elects to terminate the Merger Agreement and BAC does not elect to increase the Stock Consideration and the Cash Consideration so as to prevent such termination, the Exchange Agent will promptly return stock certificates representing shares of Continental Common Stock submitted with Election Forms. In such event, shares of Continental Common Stock held through The Depository Trust Company are expected to be available for sale or transfer promptly following BAC's decision not to increase the Stock Consideration and the Cash Consideration in light of Continental's election to so terminate; however, certificates representing shares of Continental Common Stock held directly by Continental Common Stockholders will be returned by registered mail (with attendant delay). The Exchange Agent and BAC have agreed to use their commercially reasonable efforts to cooperate with Continental and Continental Common Stockholders to facilitate return of certificates representing shares of Continental Common Stock in the event of such termination, but return other than by registered mail will only be made at the expense, written direction and risk of Continental Common Stockholders, accompanied by a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

ALLOCATION

     Within fifteen days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, the Exchange Agent will be required to effectuate the allocation among holders of Continental Common Stock to receive BAC Common Stock or cash upon consummation of the Merger in the manner described below.

     If the number of Stock Election Shares is less than the Stock Amount, then:

          (i) all Stock Election Shares will be converted into the right to receive BAC Common Stock;

          (ii) the Exchange Agent will select, by random selection, first from among the holders of No Election Shares, a sufficient number of such holders ("Stock Designees") and then, if necessary, a sufficient number of Stock Blocks ("Designated Stock Shares") held by holders of Cash Election Shares, so that the number of shares of BAC Common Stock that will be issued in the Merger equals as closely as practicable the Stock Amount, and all shares held by the Stock Designees and, if any, all Designated Stock Shares, will be converted into the right to receive BAC Common Stock; and

          (iii) the Cash Election Shares that are not Designated Stock Shares and the No Election Shares that are not held by Stock Designees will be converted into the right to receive cash.

     If the number of Stock Election Shares is greater than the Stock Amount, then:

          (i) all Cash Election Shares and No Election Shares will be converted into the right to receive cash;

          (ii) the Exchange Agent will select, by random selection, a sufficient number of Stock Blocks ("Designated Cash Shares") held by holders of Stock Election Shares, so that the number of shares of BAC Common Stock that will be issued in the Merger equals as closely as practicable the Stock Amount, and any Designated Cash Shares will be converted into the right to receive cash; and

          (iii) the Stock Election Shares that are not Designated Cash Shares will be converted into the right to receive BAC Common Stock.

     If the number of shares of BAC Common Stock that would be issued upon conversion of the Stock Election Shares into BAC Common Stock is equal or nearly equal (as determined by the Exchange Agent) to the Stock Amount, then all Stock Election Shares will be converted into BAC Common Stock, and all Cash Election Shares and No Election Shares will be converted into the right to receive cash.

     If the number of shares of BAC Common Stock that would be issued upon conversion into BAC Common Stock of the Stock Election Shares and the No Election Shares is equal or nearly equal (as determined by the Exchange Agent) to the Stock Amount, then all Cash Election Shares will be converted into the right to receive cash and all Stock Election Shares and No Election Shares will be converted into the right to receive BAC Common Stock.

     The random selection process to be used by the Exchange Agent will consist of such processes as will be mutually determined by BAC and Continental and as will be further described in the Election Form.

     BECAUSE THE TAX CONSEQUENCES OF RECEIVING CASH OR BAC COMMON STOCK WILL DIFFER, CONTINENTAL COMMON STOCKHOLDERS ARE URGED TO READ CAREFULLY THE INFORMATION SET FORTH UNDER THE CAPTION "-- CERTAIN FEDERAL INCOME TAX CONSEQUENCES." BECAUSE THE STOCK CONSIDERATION CAN FLUCTUATE IN VALUE FROM THE DETERMINATION MADE DURING THE VALUATION PERIOD, THE ECONOMIC VALUE PER SHARE RECEIVED BY CONTINENTAL COMMON STOCKHOLDERS WHO RECEIVE THE STOCK CONSIDERATION MAY, AS OF THE DATE OF RECEIPT BY THEM, BE MORE OR LESS THAN THE AMOUNT OF CASH CONSIDERATION PER SHARE RECEIVED BY CONTINENTAL COMMON STOCKHOLDERS WHO RECEIVE CASH CONSIDERATION.

     The failure to submit timely a properly completed Election Form will result in a Continental Common Stockholder having no choice as to the receipt of BAC Common Stock or cash in the Merger. See "-- Election Procedures."

EFFECTIVE TIME

     The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or such later time as is specified in such certificate. The filing with respect to the Merger will occur on the first day which is (i) the last business day of the month, (ii) after satisfaction (or waiver) of the regulatory approval condition to consummation of the Merger, and (iii) at least two business days after satisfaction (or waiver) of the remaining conditions to BAC's and Continental's obligations to effect the Merger. See "THE MERGER AGREEMENT -- Conditions to Consummation of the Merger."

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES; DIVIDENDS

     Conversion of Shares. The conversion of Continental Common Stock into BAC Common Stock or the right to receive cash, Continental Series 1 Preferred Stock into BAC Series 1 Preferred Stock and Continental Series 2 Preferred Stock into BAC Series 2 Preferred Stock, respectively, will occur automatically at the Effective Time.

     Procedures for Exchange of Certificates. Transmittal forms with respect to Continental Common Stock will be distributed along with the Election Forms to each holder of Continental Common Stock who is a holder of record on the date which is five business days prior to the mailing of the Election Forms. Such transmittal and Election Forms will contain instructions with respect to the surrender of certificates representing Continental Common Stock to be exchanged for BAC Common Stock or cash. See "-- Election Procedures."

     As soon as practicable after the Effective Time, the Exchange Agent will send a transmittal form to each former Continental Common Stockholder who has not yet returned the Election Form and share certificates and to each holder of outstanding Continental Preferred Stock (including any depositary holding shares of Continental Series 2 Preferred Stock) who is a holder of record as of the Effective Time. The transmittal form will contain instructions with respect to the surrender of certificates representing Continental Series 1 Preferred Stock and Continental Series 2 Preferred Stock to be exchanged for BAC Series 1 Preferred Stock and BAC Series 2 Preferred Stock, respectively. Except as may be otherwise required by the depositary, holders of depositary shares representing an interest in Continental Series 2 Preferred Stock will not be required to execute any transmittal forms with respect to the exchange of receipts representing depositary shares.

     Neither BAC nor the Exchange Agent will be liable to any former stockholder of Continental for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     Any shares of Continental Common Stock or Continental Series 2 Preferred Stock with respect to which appraisal rights have been properly perfected will be purchased in accordance with the procedures described under "-- Appraisal Rights" and under Section 262 of the Delaware Corporation Law attached as Annex C to this Proxy Statement-Prospectus.

     CONTINENTAL STOCKHOLDERS SHOULD NOT FORWARD CONTINENTAL STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL FORMS. CONTINENTAL COMMON STOCKHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Dividends. Until the certificates representing Continental Common Stock and Continental Preferred Stock are surrendered for exchange pursuant to the Merger Agreement, each such certificate will be deemed to evidence only the right to receive upon surrender the Cash Consideration, Stock Consideration or BAC Mirror Preferred and holders of such certificates will not receive the Cash Consideration (if such certificates are to be converted into cash in the Merger), the Stock Consideration, the BAC Mirror Preferred or dividends on the Stock Consideration or the BAC Mirror Preferred into which such shares have been converted. When such certificates are surrendered, the Cash Consideration, the Stock Consideration, the BAC Mirror Preferred and any such unpaid dividends will be paid without interest. Each certificate which represents shares of Continental Common Stock or Continental Preferred Stock outstanding at the Effective Time will be deemed to evidence ownership of the cash or the shares of BAC Common Stock or BAC Mirror Preferred into which those shares have been converted by virtue of the Merger.

STOCK EXCHANGE LISTING

     It is a condition to each party's obligation to consummate the Merger that the shares of BAC Common Stock, BAC Series 1 Preferred Stock and the depositary shares representing interests in BAC Series 2 Preferred Stock to be issued in connection with the Merger be approved for listing on the NYSE, subject to official notice of issuance. See "THE MERGER AGREEMENT--Conditions to Consummation of the Merger--Conditions to Each Party's Obligation to Effect the Merger."

DIVIDENDS

     Under the Merger Agreement, Continental has agreed that, until the Effective Time, it will not declare or pay any dividends other than regular quarterly dividends ($0.15 per share) on Continental Common Stock and on Continental Preferred Stock. See "THE MERGER AGREEMENT--Conduct of Continental's Business Prior to the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     The Merger Agreement provides that, for six years after the Effective Time, BAC will indemnify, defend and hold harmless the present and former officers, directors, employees and agents of Continental and its subsidiaries against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permitted under Delaware law and by the charter and by-laws of Continental as in effect on the date of the Merger Agreement. The Merger Agreement also provides that BAC, for a period of six years after the Effective Time, will maintain in effect the policies of directors' and officers' liability insurance maintained by Continental (provided that BAC may substitute therefor policies of at least the same coverage and amounts containing terms and conditions no less favorable to the beneficiaries thereof) with respect to claims arising from facts or events which occurred before the Effective Time, provided that BAC will not be obligated to make annual premium payments for such insurance to the extent such premiums would exceed 200% of the premiums paid by Continental for such insurance as of the date of the Merger Agreement. See "THE MERGER AGREEMENT--Additional Agreements--Indemnification by BAC."

     At the Effective Time, William M. Goodyear, Vice Chairman of Continental, will assume the position of Chairman and Chief Executive Officer of Bank of America Illinois and will continue to be responsible for middle-market and private banking business, and Michael J. Murray, Vice Chairman of Continental, will become a Group Executive Vice President of Bank of America responsible for leading the combined corporate banking businesses of Bank of America's U.S. Corporate Banking Group and Continental's corporate banking group.

     During negotiations regarding the Merger, BAC expressed the desire that previously executed termination agreements between Continental and Mr. Goodyear and Mr. Murray be extinguished prior to completion of the Merger. This led to negotiations among BAC, Continental and Messrs. Goodyear and Murray, which resulted in BAC, Continental and each of Messrs. Goodyear and Murray entering into agreements pursuant to which such officers will waive all rights under their previously executed termination agreements with Continental in exchange for the lump sum payment by Continental to each such officer of $1,000,000 (less deductions for taxes and other withholdings) immediately prior to the Effective Time of the Merger. Had Messrs. Goodyear and Murray not agreed to the extinguishment of their termination agreements with Continental, estimated costs associated with those agreements would have been well in excess of $1,000,000 if triggered after a change of control. Messrs. Goodyear and Murray will also be eligible to participate in the severance program described below to be adopted by BAC pursuant to the terms of the Merger Agreement. Messrs. Goodyear and Murray will each be treated as a Vice Chairman for purposes of calculating the severance pay which such officers may be eligible to receive under such severance program to be adopted by BAC pursuant to the terms of the Merger Agreement, as well as for purposes of treatment of stock options, and each will be eligible to receive the maximum payment available to a Vice Chairman. In addition, the full amount of applicable bonuses Messrs. Goodyear and Murray actually received (other than the $1,000,000 bonuses referred to immediately above) will be used in calculating severance pay, no cap on severance pay will be imposed pursuant to Section 280G of the Code and BAC will pay any excise taxes caused by the payment of such severance pay.

     Continental has entered into senior executive termination agreements ("Termination Agreements") with Messrs. Higgins, Huber, O'Neill, Sherman, Stocker, Theobald and Thompson. The Termination Agreements generally provide that if, within two years subsequent to a "change of control" of Continental (such as by virtue of the Merger), the officer's employment is terminated, or the officer terminates his employment as the result of certain specified actions taken by Continental or its successor, the officer shall be entitled to receive:
(i) two times the officer's annual base salary, payable over a two-year period;
(ii) a lump sum payment equal to two times the amount determined by multiplying the officer's base salary by the average percentage of bonus to base salary paid to the officer during the previous two years; (iii) the extension of life insurance and medical, health, and disability plan coverage (or receipt of equivalent coverage) for two years to the extent such plans are offered by Continental during such two-year period and to the extent not received in connection with other employment; (iv) a retirement benefit equivalent to vested retirement benefits and two years additional credited service under Continental's ordinary retirement plans; (v) an amount equal to two years of basic matching employer contributions under Continental's Employees Savings Incentive Plan and Trust;

(vi) a payment equal to the tax, if any, payable by the officer as a result of provisions of Section 280G of the Code or any other similar law applicable to "change of control" arrangements; and (vii) outplacement counseling services within two years from the date of termination. The Merger will constitute a "change of control" under the Termination Agreements. If payments under the Termination Agreements are triggered after a change of control, estimated costs associated with these agreements would be approximately $1,500,000, $2,500,000, $2,300,000, $2,000,000, $1,400,000 and $1,400,000 for Messrs. Higgins, Huber,
O'Neill, Sherman, Stocker and Thompson, respectively. In the event of a change of control, estimated costs associated with Mr. Theobald's Termination Agreement would be approximately $3,900,000, and certain additional non-cash benefits to Mr. Theobald for two years after consummation of the Merger would have an estimated value of $125,000 per year. The estimated costs associated with all these termination arrangements aggregate approximately $15,250,000 for the seven executives. Although it currently has not done so, BAC or its subsidiaries may offer one or more of such officers employment terms in the future, which, if accepted, could entail the waiver of their rights under their Termination Agreements. If, within two years after termination, the officer becomes employed by an employer that is in direct competition with Continental and its subsidiaries or their successors, then the amount of salary and bonus payments under the applicable Termination Agreement are offset by any salary and bonus received in connection with such other employment. The officer is not required to seek other employment or otherwise mitigate the amount of any payments. The Termination Agreements contain an initial termination date of December 31, 1994 (December 31, 1995 for Mr. O'Neill's Termination Agreement) but, beginning December 31, 1992 (December 31, 1993 for Mr. O'Neill's Termination Agreement), and each December 31 thereafter, automatically extend for one additional year unless either party gives notice of cancellation 90 days prior to such December
31. The expiration of such Termination Agreements would not, however, affect the rights or obligations of Continental or the officer arising from a "change of control" occurring prior to such expiration.

     The Merger will also constitute a "change of control" accelerating the vesting of all unvested Continental employee stock options held by Messrs. Higgins, Huber, O'Neill, Sherman, Stocker, Theobald, Thompson, Goodyear and Murray as of the Effective Time, under the terms of the stock option agreements evidencing such options. Currently, such executives have been granted options, which will not have vested by August 1, 1994, to purchase 376,667 shares of Continental Common Stock, representing an aggregate value to such executives of $5,741,305 assuming a value of $37.14 per share of Continental Common Stock. As discussed below, all Continental employee stock options outstanding at the Effective Time will be converted into rights with respect to BAC Common Stock, and, accordingly, the value realizable upon exercise by the holders of such options will depend upon the price of BAC Common Stock at the time of such exercise.

     The Merger Agreement provides for (i) the conversion of Continental employee stock options and stock appreciation rights other than stock appreciation rights under Continental's 1991 performance unit plan ("Continental Options") held by seven Continental executives who are parties to existing Termination Agreements with Continental (Messrs. Higgins, Huber, O'Neill, Sherman, Stocker, Theobald and Thompson), into such rights with respect to BAC Common Stock, and the assumption by BAC of such Continental Options, with adjustments to the number of shares and price per share to reflect the Stock Consideration, which option may be exercised during the time provided in accordance with the stock option agreement by which it is evidenced and, if longer, within a one-year period following a termination of employment entitling such employees to termination benefits under such termination agreements so long as the exercise period does not extend past the stated expiration date of the stock options and (ii) the conversion of Continental Options held by other Continental employees into such rights with respect to BAC Common Stock, and the assumption by BAC of such Continental Options, with adjustments to the number of shares and price per share to reflect the Stock Consideration and with an extended exercise period for certain employees who receive severance pay under BAC's severance program to be adopted as of the Effective Time, to the extent such stock options are vested as of the employee's separation date or would have vested had the employee remained employed during the particular employee's severance pay period (except for options issued within six months of the separation date) in accord with and subject to the severance program, equal to the time provided in accordance with the stock option agreement by which it is evidenced and, if longer, within a one-year period from the employee's separation date under the severance program but not past the stated expiration date of the stock options. At the Effective Time, all rights with respect to Continental Common

Stock pursuant to stock appreciation rights granted under Continental's 1991 performance unit plan (the "Continental 1991 Plan"), which are outstanding at the Effective Time, whether or not then exercisable, will be settled for cash provided that the amount payable for each stock appreciation right granted by Continental in March 1991 will not exceed $2.62, and the amount payable for each stock appreciation right granted by Continental in May 1991 will not exceed $0.435. The stock appreciation rights described in the preceding sentence are held by approximately 112 present and former employees of Continental and its subsidiaries, and the aggregate amount payable upon settlement for cash of all such rights is expected to be $1,672,164.

     In connection with the Merger, BAC has agreed to adopt a severance program which will be similar in all material respects to BAC's Merger Transition Program and U.S. Senior Management Transition Program (which were certain programs adopted in connection with SPC's merger into BAC in 1992) with respect to severance pay and stock treatment and similar in all material respects to BAC's Employee Transition Program with respect to all other benefits. According to the terms of these programs, which are subject to certain conditions, limitations and exceptions, eligible Continental employees may receive payments, in the event they are terminated as a result of the Merger, equal to three weeks' base pay for each full year of credited service, subject to a minimum of three months' base pay and a maximum of 18 months' base pay. Under these same programs, eligible members of senior management of Continental, in the event such employees are terminated as a result of the Merger, may receive payments which range in amount (according to such employee's title or level) from 1.5 to
2.5 times the employee's "monthly pay" (as such term is defined in the severance program) times the number of full years of credited service, subject to a minimum ranging from 12 to 24 times monthly pay and a maximum ranging from 18 to 30 times monthly pay. For example, employees with the title "Vice Chairman" will receive an amount equal to 2.5 times their monthly pay times the number of such employee's full years of credited service; but not less than 24 times monthly pay and not more than 30 times monthly pay. These severance programs will not apply to Continental employees who are party to termination agreements with Continental other than Messrs. Goodyear and Murray as described above.

     BAC has agreed to maintain such severance program in effect for not less than twelve months following the Effective Time, provided that benefits under such program may be modified or eliminated earlier if they are of little financial consequence to recipients.

     Continental executive officers and directors who own Continental Common Stock or who hold options to purchase Continental Common Stock will have such holdings converted into the Stock Consideration and/or the Cash Consideration or into rights with respect to BAC Common Stock, respectively, as a result of the Merger. For information with respect to the stock ownership of Continental directors and executive officers, see "PRINCIPAL AND OTHER STOCKHOLDERS OF CONTINENTAL." For information with respect to Continental employee stock options and stock appreciation rights held by the executive officers of Continental named in the Summary Compensation Table, including the value of such options and rights as of December 31, 1993, see "EXECUTIVE OFFICER
COMPENSATION -- Aggregated Option/SAR Exercises in 1993 and Option/SAR Values at Year-End 1993."

     Pursuant to Continental's Stock Plan for Directors (see "ELECTION OF CONTINENTAL DIRECTORS -- Director Compensation"), the Merger will constitute a "change of control" causing the forfeiture restrictions to lapse on 6,272 shares of Continental Common Stock owned by directors (other than salaried officers of Continental or its subsidiaries) and received subject to these restrictions at their election in lieu of annual retainer and meeting fees.

     APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE CONTINENTAL COMMON STOCKHOLDERS WILL ALSO CONSTITUTE APPROVAL OF THE FOREGOING BENEFITS TO BE RECEIVED BY CONTINENTAL'S DIRECTORS, EXECUTIVE OFFICERS AND OTHER EMPLOYEES.

     For a description of the ownership interests of Continental's directors and executive officers, see "PRINCIPAL AND OTHER STOCKHOLDERS OF CONTINENTAL."

ACCOUNTING TREATMENT

     The Merger will be accounted for by BAC under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended ("APB No. 16"). Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the Effective Time. Income of the combined company will not include income (or loss) of Continental prior to the Effective Time.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary description of the material federal income tax consequences of the Merger. This summary is not a complete description of all of the consequences of the Merger and, in particular, may not address federal income tax considerations that may affect the treatment of a stockholder which, at the Effective Time, already owns some BAC stock, which is a foreign corporation, a tax exempt entity, or an individual who acquired Continental Common Stock pursuant to an employee stock option, or which exercises some form of control over Continental. Each stockholder's individual circumstances may affect the tax consequences of the Merger to such stockholder. In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable foreign, state or local laws. Consequently, each Continental stockholder is advised to consult a tax advisor as to the specific tax consequences of the Merger to that stockholder.

     General. It is intended that the Merger qualify as a reorganization under
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), that BAC and Continental be treated under Section 368(b) as parties to the reorganization and that the exchange by the Continental Common Stockholders and holders of Continental Preferred Stock of their Continental shares for BAC shares or cash have the tax treatment set forth below.


     Neither BAC nor Continental has requested or will request an advance ruling from the Internal Revenue Service ("IRS") as to the tax consequences of the Merger. Continental has received an opinion from Wachtell, Lipton, Rosen & Katz, its special counsel, that, based on certain customary representations set forth therein, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, that BAC and Continental will each be a party to that reorganization and that no gain or loss will be recognized by the stockholders of Continental to the extent they receive BAC Common Stock or BAC Mirror Preferred solely in exchange for their Continental shares.



     Based on such opinion, the material results will be as follows. No gain or loss will be recognized by BAC or by Continental as a result of the Merger. A Continental Common Stockholder who receives solely Stock Consideration (except for cash in lieu of fractional shares, discussed below) in exchange for all shares of Continental Common Stock actually owned by him or her will not recognize any gain or loss upon such exchange for federal income tax purposes. A stockholder who receives solely BAC Mirror Preferred in exchange for all shares of Continental Preferred Stock actually owned by him or her will not recognize any gain or loss upon such exchange for federal income tax purposes. The tax basis of the Stock Consideration or BAC Mirror Preferred received in such exchanges will be equal (except for the basis attributable to any fractional shares of BAC Common Stock, discussed below) to the basis of the Continental Common Stock or Continental Preferred Stock surrendered in exchange therefor. Provided the Continental Common Stock or Continental Preferred Stock so surrendered was held as a capital asset at the time of the exchange, the holding period of the Stock Consideration or BAC Mirror Preferred received will include the holding period of shares of Continental Common Stock or Continental Preferred Stock surrendered.


     A Continental Common Stockholder who owns no Continental Preferred Stock and who receives solely Cash Consideration in exchange for all of his or her shares of Continental Common Stock should recognize a gain or loss for federal income tax purposes equal to the difference between the cash received and the Continental Common Stockholder's tax basis in the Continental Common Stock surrendered in exchange therefor. Assuming such Continental Common Stockholder, at the time of the exchange, held the Continental Common Stock as a capital asset, such gain or loss should be capital gain or loss and, if so treated, will be long-term capital gain or loss if the Continental Common Stockholder's holding period at that time is more than one year. The Code contains limitations on the extent to which stockholders may deduct capital losses from ordinary income.

     A Continental Common Stockholder who owns both Continental Preferred Stock and Continental Common Stock, and who receives Cash Consideration, will recognize no gain or loss on the exchange of the Continental Preferred Stock for BAC Mirror Preferred, and will recognize gain, but not loss, on the receipt of

Cash Consideration with respect to the Continental Common Stock. Such gain may be taxable as a dividend, under rules described further below. Any loss not so recognized will be included in the adjusted basis of the BAC Mirror Preferred received in the exchange.

     Receipt of Part Cash, Part BAC Common Stock. The Merger Agreement provides that Continental Common Stockholders are entitled to elect to receive either all Stock Consideration, or all Cash Consideration, or to make no election; however, in certain circumstances, a Continental Common Stockholder may receive both Stock Consideration and Cash Consideration. If a Continental Common Stockholder does receive in the Merger both Stock Consideration and Cash Consideration, as discussed below, the receipt of the Cash Consideration could be taxed as a dividend. A Continental Common Stockholder's tax consequences will also depend on whether Continental shares were purchased at different times at different prices. If they were, while the Continental Common Stockholder would not recognize gain or loss on the shares of Continental Common Stock exchanged for BAC Common Stock and the basis would carry over, he or she could recognize gain, but could not recognize loss, on the receipt of Cash Consideration in exchange for other shares of Continental Common Stock. Such gain might be taxed as a dividend, as described below. Any disallowed loss would be included in the adjusted basis of the BAC Common Stock. Such a Continental Common Stockholder is strongly advised to consult his or her own tax advisor respecting the tax consequences of the Merger on that stockholder.

     Possible Dividend Treatment. The constructive ownership rules of Section 318 of the Code are important in determining whether a holder of Continental Common or Preferred Stock who receives a combination of BAC Common or Preferred Stock and cash in the Merger will receive capital gain or ordinary dividend treatment of any gain recognized by that stockholder. Those rules apply in certain specified circumstances to attribute ownership of shares of a corporation from the stockholder actually owning the shares, whether an individual, a trust, a partnership or a corporation, to certain members of the individual's family or to certain individuals, trusts, partnerships or corporations in which that stockholder has an ownership or beneficial interest, or which have an ownership or beneficial interest in that stockholder. A stockholder is also considered under these rules to own any shares with respect to which that stockholder holds exercisable options.

     Except in the case of cash received in lieu of a fractional share, discussed below, the determination of whether a cash payment received in the Merger has the effect of the distribution of a dividend will be made by comparing the proportionate interest of the stockholder after the Merger with the proportionate interest the stockholder would have had if the stockholder had received solely Stock Consideration, or solely BAC Common Stock and BAC Mirror Preferred. This comparison is made as though BAC had issued in the Merger to such stockholder solely its BAC Common Stock (or BAC Common Stock and BAC Mirror Preferred) and, in a hypothetical redemption under the rules of Section 302 of the Code, BAC had redeemed such portion of its BAC Common Stock as represented in value, at the time of the Merger, the amount of cash the stockholder received. In making this comparison, the constructive ownership rules of the Code apply. The amount of any such dividend, so determined, is limited to that stockholder's ratable share of the accumulated earnings and profits of Continental at the Effective Time.

     Under IRS guidelines, a hypothetical redemption involving a minority BAC stockholder whose relative stock interest in BAC is minimal, who exercises no control over the affairs of BAC and who experiences a reduction in the stockholder's proportionate stock interest, will not receive dividend treatment of the cash received in these circumstances, under the rules of Section 302(b)(1) of the Code. Because the determination of whether a cash payment will be treated as having the effect of the distribution of a dividend generally will depend in part upon the facts and circumstances of each holder of Continental Common Stock (for example, whether or not such stockholder also owns any BAC stock), such stockholders are strongly advised to consult their own tax advisors regarding the tax treatment of cash received in the Merger.

     Cash in Lieu of Fractional Shares. Continental Common Stockholders who hold Continental Common Stock as a capital asset and who receive in the Merger, in exchange for such stock, solely BAC Common Stock and cash in lieu of a fractional share interest in BAC Common Stock will be treated as having received such fraction of a share of BAC Common Stock and then as having received cash in redemption by BAC of the fractional share interest. Under IRS guidelines, since the cash is being distributed in lieu of fractional shares solely for the purpose of saving BAC the expense and inconvenience of issuing and transferring fractional shares, and is not separately bargained-for consideration, the cash received will be treated as having been received in part or full payment in exchange for the fractional share of stock redeemed, and as capital gain or loss, not as a dividend.

     Exercise of Appraisal Rights. The transaction will be a taxable event for holders solely of shares of Continental Common Stock or Continental Series 2 Preferred Stock who perfect appraisal rights under Delaware law and receive solely cash in exchange for their shares. Such a stockholder should recognize capital gain or loss, assuming that the shares are held by such stockholder as a capital asset at the Effective Time, equal to the difference between the amount of cash received and the stockholder's tax basis in the shares surrendered.

     Backup Withholding. Unless an exemption applies, the Exchange Agent will be required to withhold, and will withhold, 31% of any cash payments to which a stockholder or other payee is entitled pursuant to the Merger, unless the stockholder or other payee provides his or her tax identification number (social security number or employer identification number) and certifies that such number is correct. Each stockholder and, if applicable, each other payee is required to complete and sign the Substitute Form W-9 that will be included as part of the transmittal letter to avoid backup withholding (or W-8 if the stockholder is a nonresident alien or foreign entity), unless an applicable exemption exists and is proved in a manner satisfactory to BAC and the Exchange Agent.

     THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. SINCE THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THE CONTINENTAL COMMON STOCKHOLDERS DEPEND TO A GREAT EXTENT ON WHETHER THEY RECEIVE BAC COMMON STOCK OR CASH, IT IS IMPORTANT THAT EACH CONTINENTAL COMMON STOCKHOLDER RETURN THE ELECTION FORM, SO THAT IT IS RECEIVED BEFORE THE ELECTION DEADLINE.

EFFECT ON EMPLOYEE BENEFIT PLANS

     Pursuant to the Merger Agreement, BAC and Continental have agreed that Continental employee benefit plans will remain in effect temporarily after the Effective Time. As soon as practicable after the Effective Time, Continental employee benefit plans will be discontinued or merged into BAC plans and employees of Continental will become eligible for the employee benefit plans of BAC on the same terms as such plans and benefits are generally offered from time to time to employees of Bank of America, in comparable positions with Bank of America. Such employees will be credited for the years of service with Continental and its affiliates under the employee benefit plans to be provided by BAC to such employees, to the same extent such service was recognized for similar plans of Continental. However, with respect to any pension benefit plan of BAC, such service will be counted only for purposes of vesting, eligibility for participation and early retirement and the rate of prospective benefit accrual.

APPRAISAL RIGHTS

     Record holders of Continental Common Stock or Continental Series 2 Preferred Stock are entitled to appraisal rights under Section 262 of the Delaware Corporation Law in connection with the Merger. Record holders of Continental Series 1 Preferred Stock are not entitled to such appraisal rights. The following provides a discussion of the material provisions of the law pertaining to appraisal rights under the Delaware Corporation Law. Such discussion is not a complete statement of such law and is qualified in its entirety by the full text of Section 262 which is presented in its entirety as Annex C to this Proxy Statement-Prospectus. Although record holders of Continental Series 2 Preferred Stock are entitled to appraisal rights, such holders are not entitled to vote on the Merger. Except as set forth herein, stockholders of BAC and Continental will not be entitled to appraisal rights in connection with the Merger.

     All record holders of Continental Common Stock or record holders of Continental Series 2 Preferred Stock who wish to exercise their appraisal rights with respect to such shares must comply with the procedures of Section 262 of the Delaware Corporation Law.

     All shares of Continental Series 2 Preferred Stock are presently held by the Depositary pursuant to the terms of the Deposit Agreement among Continental, Mellon Bank, N.A., as Depositary, and the holders from time to time of the depositary receipts issued by the Depositary thereunder. A holder of depositary receipts evidencing depositary shares ("Depositary Shares") representing interests in shares of Continental Series 2 Preferred Stock is not a holder of record of the underlying shares of Continental Series 2 Preferred Stock. Therefore, any such holder wishing to exercise appraisal rights must withdraw such shares of Continental Series 2 Preferred Stock from the Depositary in order to become a record holder of such shares and deliver to Continental a written demand for appraisal prior to the vote by holders of Continental Common Stock on the Merger at the Meeting and otherwise fully comply with all the procedures for perfecting appraisal rights. A holder may withdraw only whole shares of Continental Series 2 Preferred Stock underlying such Depositary Shares. The Depositary will not exercise appraisal rights on behalf of a holder of Depositary Shares.

     Holders of Depositary Shares representing interests in whole shares of Continental Series 2 Preferred Stock who wish to withdraw such whole shares may do so by delivering to the Depositary at Mellon Bank, N.A., c/o Mellon Securities Trust Company, 85 Challenger Road, Ridgefield Park, New Jersey 07660 the receipts evidencing Depositary Shares and such documents or certificates as may be required by the Depositary. A holder of Depositary Shares who withdraws shares of Continental Series 2 Preferred Stock in order to demand appraisal of such shares will be entitled to redeposit such shares (or the shares of BAC Mirror Preferred received therefor in the Merger) with the Depositary and to receive in exchange therefor receipts evidencing Depositary Shares in the event
(i) such holder subsequently withdraws such demand for appraisal within the period for withdrawal pursuant to Section 262 of the Delaware Corporation Law as described below, (ii) appraisal rights are not available for shares of Continental Series 2 Preferred Stock because the Merger is not consummated or
(iii) such holder loses or otherwise fails to perfect such holder's appraisal rights. In order to redeposit shares of Continental Series 2 Preferred Stock (or the shares of BAC Mirror Preferred received therefor in the Merger) with the Depositary, such holder must deliver to the Depositary the certificates for such shares, together with instructions that such shares be so redeposited, each in a form satisfactory to the Depositary. Such delivery shall not be later than the 30th day after the earlier of (i) the withdrawal of such demand for appraisal by such holder, (ii) notice of Continental that appraisal rights are not available for such shares because the Merger was not consummated or (iii) the date on which such holder loses or otherwise fails to perfect such holder's appraisal rights. Continental will notify any holder of Depositary Shares who so withdraws shares of Continental Series 2 Preferred Stock in the event appraisal rights in respect of such shares of Continental Series 2 Preferred Stock are not available because the Merger is not consummated. Any holder wishing to withdraw or redeposit shares as aforesaid should contact the Depositary at the address set forth above.

     The Depositary has fixed the close of business on the Record Date as the record date for determining which holders of Depositary Shares are entitled to receive notice of the Meeting. This Proxy Statement-Prospectus constitutes such notice.

     Section 262. Under the Delaware Corporation Law, record holders of shares of Continental Common Stock and Continental Series 2 Preferred Stock who follow the procedures set forth in Section 262 will be entitled to have their shares of Continental Common Stock and Continental Series 2 Preferred Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court.

     Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the Meeting, not less than 20 days prior to the meeting, Continental must notify each of the record holders of Continental Common Stock and Continental Series 2 Preferred Stock at the close of business on the Record Date that such appraisal rights are available and include in each such notice a copy of Section 262. This Proxy Statement-Prospectus constitutes such notice. Any such stockholder who wishes to exercise appraisal rights should review Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the Delaware Corporation Law.

     A record holder of shares of Continental Common Stock or Continental Series 2 Preferred Stock wishing to exercise appraisal rights must deliver to Continental before the vote by holders of Continental Common Stock on the Merger at the Meeting, a written demand for appraisal of such holder's shares of Continental Common Stock or Continental Series 2 Preferred Stock. Such written demand must reasonably inform Continental of the identity of the stockholder of record and that such record stockholder intends thereby to demand appraisal of such shares. In addition, a holder of shares of Continental Common Stock or Continental Series 2 Preferred Stock wishing to exercise appraisal rights must hold of record such shares on the date the written demand for appraisal is made and must continue to hold of record such shares through the Effective Time.

     Only a holder of record of shares of Continental Common Stock or Continental Series 2 Preferred Stock is entitled to assert appraisal rights for such shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates.

     If the shares of Continental Common Stock or Continental Series 2 Preferred Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of Continental Common Stock or Continental Series 2 Preferred Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds Continental Common Stock or Continental Series 2 Preferred Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the Continental Common Stock or Continental Series 2 Preferred Stock held for one or more beneficial owners while not exercising such rights with respect to the Continental Common Stock or Continental Series 2 Preferred Stock held for other beneficial owners. In such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all Continental Common Stock or Continental Series 2 Preferred Stock held in the name of the record owner. Holders of Continental Common Stock or Continental Series 2 Preferred Stock who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

     All written demands for appraisal of Continental Common Stock or Continental Series 2 Preferred Stock should be sent or delivered to Corporate Secretary, Continental Bank Corporation, 231 South LaSalle Street, Chicago, Illinois 60697, and must be received before the vote on the Merger by holders of Continental Common Stock at the Meeting.

     Within ten days after the Effective Time, BAC, as the surviving corporation in the Merger, must send a notice as to the effectiveness of the Merger to each person who has satisfied the appropriate provisions of Section 262. Within 120 days after the Effective Time, but not thereafter, BAC, or any holder of shares of Continental Common Stock or Continental Series 2 Preferred Stock who is entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of such shares. BAC is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Continental Common Stock or Continental Series 2 Preferred Stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. A holder of Continental Common Stock or Continental Series 2 Preferred Stock will fail to perfect, and effectively lose, the right to appraisal if no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time.

     Within 120 days after the Effective Time, any record holder of shares of Continental Common Stock or Continental Series 2 Preferred Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from BAC a statement setting forth the aggregate number of shares of Continental Common Stock or Continental Series 2 Preferred Stock not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statements must be mailed within ten days after a written request therefor has been received by BAC.

     If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the holders of shares of Continental Common Stock or Continental Series 2 Preferred Stock entitled to appraisal rights and will appraise the "fair value" of the shares of Continental Common Stock or Continental Series 2 Preferred Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger. Holders considering seeking appraisal should be aware that the fair value of their shares of Continental Common Stock or Continental Series 2 Preferred Stock as determined under Section 262 could be more than, the same as, or less than the value of the consideration they would receive pursuant to the Merger Agreement if they did not seek appraisal of their shares of Continental Common Stock or Continental Series 2 Preferred Stock. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy.

     The Court will determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Continental Common Stock or Continental Series 2 Preferred Stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of shares of Continental Common Stock or Continental Series 2 Preferred Stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of Continental Common Stock or Continental Series 2 Preferred Stock entitled to appraisal.

     Any holder of shares of Continental Common Stock or Continental Series 2 Preferred Stock who has followed the foregoing procedures and who has thereby duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the shares of Continental Common Stock or Continental Series 2 Preferred Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares of Continental Common Stock or Continental Series 2 Preferred Stock as of a date prior to the Effective Time).

     A holder of shares of Continental Common Stock or Continental Series 2 Preferred Stock will fail to perfect, or effectively lose, the right to appraisal if no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time. If any holder of shares of Continental Common Stock who demands appraisal of shares under Section 262 fails to perfect, or effectively withdraws or loses the right to appraisal, as provided in the Delaware Corporation Law, the shares of Continental Common Stock of such holder will be converted into shares of BAC Common Stock or cash in accordance with the election procedures described in "-- Election Procedures" and "-- Allocation." If any holder of shares of Continental Series 2 Preferred Stock who demands appraisal of shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the Delaware Corporation Law, the shares of Continental Series 2 Preferred Stock of such holder will be converted into shares of BAC Series 2 Preferred Stock in accordance with the Merger Agreement. A holder may withdraw a demand for appraisal by delivering to BAC a written withdrawal of the demand for appraisal and acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of BAC. BAC will regard any record holder of Continental Common Stock who has delivered the above-mentioned written demand for appraisal and who subsequently delivers an Election Form pursuant to the procedures described under "-- Election Procedures" as having withdrawn such demand for appraisal.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DELAWARE CORPORATION LAW FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

     The foregoing is a summary of certain of the provisions of Section 262 of the General Corporation Law of the State of Delaware and is qualified in its entirety by reference to the full text of such Section, a copy of which is attached hereto as Annex C.

               CERTAIN CONSIDERATIONS WITH RESPECT TO THE MERGER
                        AND OPERATIONS AFTER THE MERGER

MANAGEMENT AND OPERATIONS AFTER THE MERGER

     Upon the consummation of the Merger, the separate corporate existence of Continental will cease and Continental will be merged with and into BAC, and Continental's largest subsidiary, Continental Bank, will be renamed "Bank of America Illinois." Following the Merger, it is intended that the administrative headquarters of Bank of America's U.S. Corporate Banking Group will be moved to Chicago. BAC expects that, after the Effective Time, John Richman, a member of the Continental Board since 1980, will become a member of the Board of Directors of BAC.

     BAC currently anticipates that, after the Effective Time, it may redeem all or a portion of the BAC Mirror Preferred. The decision to redeem, and the amount of BAC Mirror Preferred to be so redeemed, are dependent upon receipt of regulatory approval, interest rates at the time such decision is made and the aggregate amount of cash and the aggregate value of shares of BAC Common Stock to be issued in the Merger, among other things.

CERTAIN CONSIDERATIONS WITH RESPECT TO THE MERGER

     BAC anticipates that after the Effective Time, a large percentage of Continental's existing employees and customers will be retained. It is possible, however, that a greater than expected number of Continental customers will move their banking relationships to other financial institutions. It is also possible that a greater than anticipated number of Continental employees will not be retained. There also may be unanticipated operational or organizational difficulties encountered in relocating the administrative headquarters of Bank of America's U.S. Corporate Banking Group to Chicago. In addition, while BAC expects to achieve modest operating cost savings through the consolidation of certain operations, the elimination of duplicative corporate and administrative expenses and the elimination of certain positions at Continental and within BAC, there can be no assurance that BAC will be able to fully realize such cost savings.

     There also can be no assurance given as to the future market value of BAC Common Stock and BAC Mirror Preferred after the Merger. For a discussion and analysis of BAC's financial results, including its rate of return on average total assets, its rate of return on average common stockholders' equity, its ratio of common stockholders' equity to total assets and its earnings per common and common equivalent share, see BAC's 1993 Annual Report on Form 10-K for the year ended December 31, 1993. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     In deciding whether to approve and adopt the Merger Agreement, Continental Common Stockholders should take particular note of the foregoing matters and other matters contained herein or in those documents incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                              THE MERGER AGREEMENT

     The following is a summary of the material provisions of the Merger Agreement, which is attached as Annex A to this Proxy Statement-Prospectus and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

THE MERGER

     The Merger Agreement provides that, following the approval of the Merger by Continental Common Stockholders and the satisfaction or waiver of the other conditions to the Merger, Continental will be merged with and into BAC. The Merger will become effective upon the filing with the Secretary of State of the State of Delaware of a duly executed Certificate of Merger or at such time thereafter as is provided in the Certificate of Merger (the "Effective Time"). At the Effective Time, the capital stock of Continental will be converted into capital stock of BAC or will be exchanged for cash, as discussed elsewhere in this Proxy Statement-Prospectus. See "THE
MERGER -- Merger Consideration" and "-- Conversion of Shares; Procedures for Exchange of Certificates; Dividends."

REPRESENTATIONS AND WARRANTIES OF BAC AND CONTINENTAL

     Representations and Warranties of BAC. The Merger Agreement contains representations and warranties by BAC including, but not limited to: (i) BAC's organization, standing and similar corporate matters; (ii) the execution, delivery and enforceability of the Merger Agreement and the Stock Option Agreement; (iii) the delivery to Continental of certain of BAC's financial statements; (iv) the material accuracy, as of the date of mailing to Continental Common Stockholders, of information provided by BAC in connection with this Proxy Statement-Prospectus, and the material compliance with law of the form of documents which BAC is responsible for filing with any governmental entity in connection with the Merger and related transactions; (v) the due authorization and valid issuance of the BAC Common Stock and the BAC Mirror Preferred; (vi) the absence of any action by BAC and certain of its subsidiaries which would prevent the Merger from qualifying as a reorganization under Section 368 of the Code; (vii) the employment of brokers and finders in connection with the Merger and related transactions; (viii) BAC's allowance for credit losses and the allowance for credit losses of certain of its subsidiaries; (ix) except as disclosed and except in the ordinary course of business consistent with past practice, the absence since September 30, 1993 of liabilities material to BAC and certain of its subsidiaries when taken as a whole, and the absence of changes or other events involving a prospective change in the business, assets, financial condition or results of operations or prospects of BAC or certain of its subsidiaries which has had or is reasonably likely to have, a material adverse effect; and (x) the absence of material pending or threatened litigation against BAC and certain of its subsidiaries except as disclosed in certain filings with the SEC.

     Representations and Warranties of Continental. The Merger Agreement contains representations and warranties by Continental including, but not limited to: (i) the structure, organization, standing and similar corporate matters of Continental and certain of its subsidiaries; (ii) the capital structure of Continental; (iii) Continental's authorization to enter into the Merger and related transactions and the execution, delivery, performance and enforceability of the Merger Agreement, the Stock Option Agreement and related documents; (iv) the delivery to BAC of documents filed by Continental with the SEC and the Office of the Comptroller of the Currency and the accuracy of information contained therein; (v) the material accuracy of information supplied by Continental in connection with the Registration Statement and this Proxy Statement-Prospectus and the material compliance with law of the form of documents Continental is responsible for filing with any governmental entity in connection with the Merger and related transactions; (vi) compliance with applicable law; (vii) the absence of material pending or threatened litigation against Continental and certain of its subsidiaries, except as disclosed; (viii) the filing of tax returns and payment of taxes; (ix) contracts relating to certain employment, consulting and benefits matters; (x) retirement and other employee benefit plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (xi) the absence of enforcement agreements with bank regulators, except as disclosed; (xii) except as disclosed and except in the ordinary course of business consistent with past practice, the absence since September 30, 1993, of liabilities material to Continental and certain of its subsidiaries, and the absence of changes or events involving a prospective adverse change in the business, assets, financial condition or results of operations or prospects of Continental and certain of its subsidiaries; (xiii) the inapplicability of Section 203 of the Delaware Corporation Law and other state takeover laws, relating to business combinations with interested stockholders, to the Merger and related transactions; (xiv) the absence of defaults by Continental and certain of its subsidiaries under certain contracts; (xv) good title to properties, free of liens except as specified;
(xvi) the adequacy of allowances for credit losses of Continental and certain of its subsidiaries; (xvii) the absence of action by Continental and certain of its subsidiaries which would prevent the Merger from qualifying as a reorganization under Section 368 of the Code; (xviii) except as disclosed, the absence of certain contracts that would restrict the business opportunities of Continental and certain of its subsidiaries; (xix) the maintenance of adequate insurance; (xx) the interest of certain persons in the business of Continental or certain of its subsidiaries;
(xxi) the absence of actions or conditions which would give rise to liabilities under environmental laws; (xxii) the accuracy of accounting and loan records; (xxiii) the enforceability of certain intellectual property rights; and (xxiv) the legality, enforceability and prudence of entering into certain interest rate risk management agreements.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Conditions to Each Party's Obligation to Effect the Merger. Each of BAC and Continental's obligations to effect the Merger are subject to various conditions, unless waived, which include, in addition to other customary closing conditions, the following:

          (i) The Continental Common Stockholders shall have approved all matters relating to the Merger required to be approved by such stockholders by the vote required under the Delaware Corporation Law at the Meeting;

          (ii) All necessary governmental approvals for the Merger shall have been obtained, including the approvals of all bank regulators and all state securities and "blue sky" permits, and any waiting periods imposed by any governmental entity with respect to the Merger shall have expired;

          (iii) The S-4 shall have been declared effective and shall not be subject to a stop order;

          (iv) There shall not be any injunction or restraining order preventing the consummation of the Merger in effect nor shall any proceeding by any governmental entity seeking the same be pending nor shall the Merger be illegal under any applicable law; and

          (v) The shares of BAC Common Stock and BAC Mirror Preferred which shall be issued to the holders of the capital stock of Continental upon consummation of the Merger shall have been authorized for listing on the NYSE.

     Conditions to the Obligations of Continental to Effect the Merger. The obligations of Continental to effect the Merger are subject to the fulfillment or waiver prior to the Effective Time of the following additional conditions:

          (i) The representations and warranties of BAC set forth in the Merger Agreement shall not, as of the date of execution of the Merger Agreement and as of the Effective Time, contain any inaccuracies or omissions which could be expected to have a material adverse effect on BAC;

          (ii) BAC shall have performed in all material respects its obligations under the Merger Agreement prior to the Effective Time;

          (iii) Continental shall have received certain legal opinions from counsel to BAC and comfort letters of BAC's independent auditors pertaining to certain financial matters; and

          (iv) Continental shall have received the opinion of Wachtell, Lipton, Rosen & Katz to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized by stockholders of Continental to the extent they receive BAC Common Stock or BAC Mirror Preferred solely in exchange for shares of Continental Common Stock or Continental Preferred Stock.

     Conditions to the Obligations of BAC to Effect the Merger. The obligations of BAC to effect the Merger are subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

          (i) The representations and warranties of Continental set forth in the Merger Agreement shall not, as of the date of execution of the Merger Agreement and as of the Effective Time, contain any inaccuracies or omissions which reasonably could be expected to have a material adverse effect on Continental (which in any event for purposes of this condition shall be deemed to have occurred if involving losses, liabilities (which if contingent could reasonably be expected to result in loss), costs or expenses of more than $75 million);

          (ii) Continental shall have performed in all material respects its obligations under the Merger Agreement;

          (iii) All consents or waivers (other than of governmental entities) which are necessary to permit the succession by BAC to all material rights, obligations and interests of Continental shall have been obtained;

          (iv) BAC shall have received certain legal opinions from counsel to Continental and comfort letters from Continental's independent auditors;

          (v) Any cease and desist orders or other regulatory agreements binding upon Continental or any of its subsidiaries shall be terminated;

          (vi) There shall be no pending or threatened material actions against BAC, Continental or any subsidiary of either with respect to the Merger or the transactions contemplated thereby;

          (vii) Except for matters previously included in disclosure schedules delivered to BAC, there shall be no suit, action or proceeding, or any investigation or inquiry by any governmental entity, pending or, to the knowledge of Continental, threatened against Continental or certain of its subsidiaries, unless BAC determines in the exercise of its reasonable business judgment that such proceedings likely would not have a material adverse effect on Continental (which in any event for purposes of this condition will be deemed to occur if involving losses, liabilities (which if contingent could reasonably be expected to result in loss), costs or expenses of more than $75 million, except for proceedings, claims or liabilities incurred since the date of the Merger Agreement in the ordinary course of business);

          (viii) Continental shall have paid all fees of certain attorneys, accountants, investment bankers and other advisors who rendered services in connection with the Merger and related transactions;

          (ix) None of the events described in Section 11(a)(ii) or 13 of the Continental Rights Agreement has occurred, and the rights thereunder have not become nonredeemable nor exercisable for capital stock of BAC;

          (x) There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any governmental entity which imposes any condition or restriction upon BAC or its subsidiaries, which in the reasonable business judgment of BAC would be burdensome in the context of the Merger; and

          (xi) From the date of the Merger Agreement, there shall have been no material adverse change in the financial condition, results of operations, businesses, assets or prospects of Continental or certain of its subsidiaries.

CONDUCT OF CONTINENTAL'S BUSINESS PRIOR TO THE MERGER

     Pursuant to the Merger Agreement, Continental has agreed that it will, and will cause certain of its subsidiaries to, prior to the Effective Time: (i) conduct its business in the usual regular and ordinary course consistent with past practice and (ii) use its best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

     In addition, pursuant to the Merger Agreement, Continental has agreed that, prior to the Effective Time, it will not take, and will not permit any of its subsidiaries that are subject to its control to take, without the prior written consent of BAC, certain actions, including without limitation the following: (i) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise become responsible for obligations of individuals or entities, or make any loan; (ii) adjust, split, combine or reclassify any capital stock; (iii) make, declare or pay any dividend on Continental Common Stock in excess of $0.15 per share per quarter (payable only out of certain dividendable earnings), or make, declare or pay any dividend on Continental Preferred Stock other than regular dividends; (iv) with certain exceptions, make any other distribution on, redeem, purchase or otherwise acquire, any shares of its capital stock or grant any stock appreciation rights, awards or rights to acquire any shares of its capital stock; (v) issue any additional shares of capital stock, or any securities or obligations convertible into capital stock except pursuant to the exercise of the Continental Options; (vi) sell, transfer or dispose of any property or assets to (or cancel or assign the indebtedness of) an entity or individual other than a wholly owned subsidiary, except in the ordinary course of business consistent with past practice or pursuant to agreements in force at January 27, 1994; (vii) make any material investment in an individual or entity other than a wholly owned subsidiary, or discontinue any lines of business of Continental or its subsidiaries except in the ordinary course of business; (viii) terminate, or make any adverse material changes in, any material contract or agreement, except in the ordinary course of business consistent with past practice and except for renewals of contracts without material adverse changes in terms; (ix) increase the compensation or benefits of any of its directors, officers or employees except in the ordinary course of business consistent with past practice, or accelerate the vesting of any stock options other than certain severance-related accelerations discussed under "THE MERGER -- Interests of Certain Persons in the Merger"; (x) settle any claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice; (xi) amend its certificate of incorporation or its by-laws or allow certain of its subsidiaries to do so, or amend any provision of or redeem any rights under the Stockholder Rights Plan adopted by Continental on July 22, 1991 (the "Continental Rights Agreement"); and (xii) enter into any new employment arrangements other than at-will employment, or enter into certain consulting or independent contractor agreements.

ADDITIONAL AGREEMENTS

     Additional Covenants of BAC and Continental. The Merger Agreement contains additional covenants of each of BAC and Continental to, among other things: (i) allow the other party reasonable access to its officers, employees, agents, books, records and properties; (ii) cooperate with one another and use reasonable efforts to cause the Merger to occur, including conferring with one another on a regular basis, advising one another of potentially adverse changes and filing all necessary reports with bank regulators; (iii) consult with one another as to the form of any press release or other public disclosure related to the Merger; (iv) refrain from any actions which would cause the Merger Agreement to become unenforceable in accordance with its terms; and (v) coordinate with one another with respect to the declaration of any dividends in respect of BAC Common Stock and Continental Common Stock, in order that the holders of such stock will not receive two dividends or fail to receive one dividend in any calendar quarter.

     Additional Covenants of Continental. The Merger Agreement contains additional covenants of Continental to, among other things:

          (i) notify BAC of (a) any material change in the condition of its business operations or those of its subsidiaries, (b) any complaints or investigations against it or its subsidiaries by any governmental entity,
     (c) the institution or threat of material litigation against it or any of its subsidiaries or (d) any event that might cause any of its representations, warranties or covenants set forth in the Merger Agreement to be materially incorrect or untrue as of the Effective Time;

          (ii) not change its fiscal year or its methods of accounting in effect at December 31, 1993 (except as required by changes in generally accepted accounting principles ("GAAP"));

          (iii) identify those persons or entities who are its "affiliates" for purposes of Rule 145 under the Securities Act, and to use all reasonable efforts to cause such persons to agree not to dispose of the shares received by them in connection with the Merger except in compliance with the Securities Act;

          (iv) take all action necessary so that the consummation of the Merger will not (a) result in any payment becoming due to any employees under any benefit plan, (b) increase any benefits otherwise payable under any benefit plan, or (c) result in any acceleration of the time of payment or vesting of any such benefits, except to the extent Continental has entered into agreements regarding stock option awards or stock appreciation rights which vest upon a change in control or with respect to certain termination agreements; and

          (v) terminate its dividend reinvestment plan as soon as is practicable.

     Modification of Accruals and Reserves. In addition to the covenants of Continental discussed above, the Merger Agreement provides that Continental will, prior to the Closing Date (as such term is defined in the Merger Agreement), review and, to the extent determined necessary or advisable, consistent with GAAP and the accounting rules, regulations and interpretations of the SEC and its staff, modify and change its loan, accrual and reserve policies and practices (including loan classifications and levels of reserves and accruals and reserves to (i) reflect BAC's plans with respect to the conduct of Continental's business following the Merger, and (ii) make adequate provision for the costs and expenses relating thereto) so as to be applied consistently on a mutually satisfactory basis with those of BAC. The Merger Agreement also provides that, prior to the Closing Date, Continental will adjust loan loss and other real estate-owned reserves as may be appropriate, consistent with GAAP and the accounting rules, regulations and interpretations of the SEC and its staff in light of then anticipated post-Merger disposition of certain Continental assets. Under the Merger Agreement, BAC and Continental have agreed to cooperate in preparing for the implementation of the foregoing adjustments. Notwithstanding the foregoing, Continental will not be obligated to take in any respect any such action (other than pursuant to the preceding sentence) unless and until BAC acknowledges that all conditions to its obligations to consummate the Merger have been satisfied.

     No Solicitation of Transactions; Termination Payment. The Merger Agreement provides that Continental and its respective subsidiaries will not, directly or indirectly, authorize or permit any of its respective officers, directors, employees, representatives and agents to solicit or encourage, or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any takeover proposal, or agree to or endorse any acquisition proposal or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal, except that Continental is not prohibited from making public disclosures of the factual aspects of any acquisition proposal received by Continental as may be required by law. The Merger Agreement provides that Continental shall promptly advise BAC (orally and in writing) of any such inquiry or proposal. For purposes of the foregoing, "acquisition proposal" means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Continental or any of its subsidiaries or any proposal to offer or acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Continental or any of its subsidiaries other than the transactions contemplated by the Merger Agreement and the Stock Option Agreement.

     If the Merger Agreement is terminated pursuant to its terms other than by either party due to a failure to receive the requisite regulatory approval for the Merger or if the Effective Time does not occur by January 27, 1995, or other than by Continental as a result of a material breach by BAC of the Merger Agreement, and an Acquisition Event (as defined below) occurs after the date of the Merger Agreement and within 18 months after the date of such termination, Continental will pay to BAC the greater of (i) $60 million and (ii) if applicable, an amount equal to the sum of (A) BAC's out-of-pocket expenses (and the allocated costs of its in-house legal and accounting departments) in connection with the Merger and (B) 3% of the Aggregate Value (as defined below) of the Acquisition Event. For purposes of such provision, the "Aggregate Value" of the Acquisition Event will be the sum of (a) the product of (1) the average consideration paid per share of Continental Common Stock and (2) the sum of (A) the number of such shares outstanding plus (B) the number of such shares issuable upon exercise of options, warrants or other rights for conversion or exchange of securities at exercise, conversion or exchange prices per share lower than the consideration described in (1) above; (b) the product of (1) the average consideration paid (other than pursuant to clause (c) below) per share of non-convertible preferred stock of Continental and (2) the number of such shares outstanding; (c) the value of any preferred stock of Continental assumed or any preferred or common stock redeemed or repurchased in the transactions involving the Acquisition Event; and (d) the value of any consideration received by Continental in exchange for any shares of its capital stock or other securities. For purposes of such provisions of the Merger Agreement, the term "Acquisition Event" will mean any of the following: (i) any person other than BAC has acquired pursuant to a tender offer or otherwise beneficial ownership of 20% or more of the outstanding shares of Continental Common Stock; (ii) Continental has authorized, recommended, proposed or publicly announced an intention to authorize, recommend or propose or enter into, an agreement with any person other than BAC to (A) effect a merger, consolidation or similar transaction involving Continental, (B) sell, lease or otherwise dispose of assets of Continental or certain of its subsidiaries representing 15% or more of the consolidated assets of Continental and its subsidiaries, or (C) issue, sell or otherwise dispose of securities representing 20% or more of the voting power of Continental or certain of its subsidiaries.

     Indemnification by BAC. The Merger Agreement provides that, for six years after the Effective Time, BAC will indemnify, defend and hold harmless the present and former officers, directors, employees and agents of Continental and its subsidiaries for all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring at or prior to the Effective Time to the full extent permitted by law and under Continental's charter and by-laws. For a period of six years after the Effective Time, BAC will maintain in effect (subject to certain limitations and exceptions) the directors' and officers' liability insurance maintained by Continental in existence at the time of the Merger Agreement which covers claims arising from events which occurred before the Effective Time. See "THE MERGER -- Interests of Certain Persons in the Merger."

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the Continental Common Stockholders:

          (i) By mutual consent of the Board of Directors of BAC and the Continental Board; or

          (ii) By the Board of Directors of BAC or the Continental Board if (i) the Federal Reserve Board or the Illinois Commissioner has denied approval of the Merger and such denial has become final and nonappealable or (ii) the Effective Time does not occur by January 27, 1995 unless the failure of such occurrence is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its covenants and agreements set forth therein required to be performed or observed by such party on or before the Effective Time; or

          (iii) By BAC (if it is not in material breach of any of its obligations under the Merger Agreement) (i) in the event of (A) a breach or failure by Continental that is material of any covenant or agreement by Continental contained in the Merger Agreement or (B) any inaccuracies or omissions in the representations or warranties of Continental contained in the Merger Agreement the circumstances as to which either individually or in the aggregate have, or reasonably could be expected to have, a material adverse effect on Continental (which in any event shall be deemed to have occurred if involving losses, liabilities (which if contingent could reasonably be expected to result in loss), costs or expenses of more than $75 million), in either case which has not been, or cannot be, cured within 30 days after written notice thereof is given to Continental, or (ii) in the event of any failure, or, prior to the Closing, any prospective failure on the part of Continental to fulfill any condition set forth above under "-- Conditions to Consummation of the Merger," provided that no termination based upon such a prospective failure shall occur unless BAC has notified Continental thereof and Continental has not, within 30 days after receipt of such notice, remedied such prospective failure; or

          (iv) By Continental (if it is not in material breach of any of its obligations under the Merger Agreement) in the event of (A) a breach or failure by BAC that is material of any covenant or agreement by BAC contained in the Merger Agreement or (B) any inaccuracies or omissions in the representations or warranties of BAC contained in the Merger Agreement the circumstances as to which either individually or in the aggregate have, or reasonably could be expected to have, a material adverse effect on BAC, in either case which has not been, or cannot be, cured within 30 days after written notice thereof is given to BAC; or

          (v) By BAC if there has occurred any material adverse effect (or any development or condition that might reasonably be expected to result in a material adverse effect) with respect to Continental provided that BAC shall have given 30 days' written notice of such termination to Continental and Continental shall not have remedied such event by the end of such 30-day period; or

          (vi) By BAC if any person or entity (other than BAC or certain subsidiaries thereof) shall become the beneficial owner of 20% or more of the then outstanding shares of Continental Common Stock or any person or entity (other than BAC or certain subsidiaries thereof) shall have commenced a bona fide tender offer or exchange offer to acquire at least 20% of the then outstanding shares of Continental Common Stock; or

          (vii) By Continental in the event the Final BAC Stock Price is below the Floor Price and BAC does not exercise its option, within five days of Continental's election to so terminate, to adjust upward the

     Stock Consideration, the Cash Consideration and the total number of shares of BAC Common Stock issued in the Merger as described under "THE
     MERGER -- Merger Consideration."

     In the event of termination of the Merger Agreement by either Continental or BAC, the Merger Agreement will become void and there will be no liability or obligation on the part of BAC or Continental or their respective officers or directors other than under certain specified provisions of the Stock Option Agreement, and other than any liabilities or damages incurred or suffered by a party as a result of the willful breach by the other party of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement. Notwithstanding the foregoing, Continental will remain subject to the termination payment provisions of the Merger Agreement summarized in "-- Additional Agreements -- No Solicitation of Transactions; Termination Payment" after the termination of the Merger Agreement.

AMENDMENT AND WAIVER

     Subject to applicable law, (i) the Merger Agreement may be amended at any time by action taken or authorized by the respective Boards of Directors of BAC and Continental (except that after the Merger has been approved by Continental Common Stockholders, no amendment may be entered into which requires further approval by such Continental Common Stockholders unless such further approval is obtained) and (ii) each party, by action taken or authorized by their respective Boards of Directors, may extend the time for performance of the obligations of the other party to the Merger Agreement, waive inaccuracies in representations and warranties and waive compliance with any agreements or conditions for their respective benefit contained in the Merger Agreement.

EXPENSES

     Whether or not the Merger is consummated, all costs and expenses (including fees and expenses of financial or other consultants, investment bankers, accountants and counsel) incurred in connection with the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except as otherwise provided in the Stock Option Agreement and except as otherwise disclosed in this Proxy Statement-Prospectus with respect to (i) a breach by Continental of its covenant not to solicit certain transactions and (ii) termination by one party as the result of a willful breach by the other party. See "THE MERGER
AGREEMENT -- Additional Agreements -- No Solicitation of Transactions; Termination Payment" and "-- Termination."

                           THE STOCK OPTION AGREEMENT

     The following is a summary of the material provisions of the Stock Option Agreement entered into between BAC and Continental following the execution of the Merger Agreement (the "Stock Option Agreement"), which is attached as Annex D to this Proxy Statement-Prospectus and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Stock Option Agreement.

SHARES SUBJECT TO THE OPTION

     The Stock Option Agreement provides for the purchase by BAC of up to 10,169,000 shares, subject to certain adjustments, of Continental Common Stock (the "Option Shares") at an exercise price, subject to certain adjustments, of $37.50 per share, payable in cash (the "Stock Option"). The Option Shares, if issued pursuant to the Stock Option Agreement, would represent approximately 19.9% of the issued and outstanding shares (excluding treasury shares) of Continental's Common Stock without giving effect to the issuance of any shares pursuant to an exercise of the Stock Option and in no event will the number of Option Shares exceed 19.9% of Continental's issued and outstanding Common Stock.

ADJUSTMENT OF NUMBER OF SHARES SUBJECT TO THE OPTION

     The number of shares of Continental Common Stock subject to the Stock Option will be increased to the extent that Continental issues additional shares of Common Stock (otherwise than pursuant to an exercise of the Stock Option) such that the number of Option Shares will continue to equal 19.9% of the then issued and outstanding shares of Continental Common Stock without giving effect to the issuance of shares pursuant to an exercise of the Stock Option. In the event Continental issues or agrees to issue any shares of Common

Stock (other than as permitted under the Merger Agreement) at a price less than $37.50 per share (or lower than an adjusted price per share), the exercise price will be equal to such lesser price. The number of shares of Continental Common Stock subject to the Stock Option, and the applicable exercise price per Option Share, also will be appropriately adjusted in the event of any stock dividend, split-up, merger, recapitalization, combination, subdivision, conversion, exchange of shares, or similar event relating to Continental.

EXERCISE OF THE OPTION

     BAC or any other holder or holders of the Stock Option (collectively, the "Holder") may exercise the Stock Option, in whole or in part, subject to regulatory approval, at any time within 30 days (subject to extension as provided in the Stock Option Agreement) after both an "Initial Triggering Event" and a "Subsequent Triggering Event" (as such terms are hereinafter defined) occur prior to termination of the Stock Option.

     "Initial Triggering Event" is defined as the occurrence of any of the following events:

          (i) Continental or any Continental subsidiary, without BAC's prior written consent, shall enter into an agreement with any person or group (other than BAC or any subsidiary of BAC (individually, a "BAC Subsidiary," and collectively, "BAC Subsidiaries")) to engage in, or the Continental Board recommends that the Continental Common Stockholders approve or accept (other than as contemplated by the Merger Agreement), (x) a merger or consolidation, or similar transaction, involving Continental or any significant Continental subsidiary, (y) the purchase, lease, or other acquisition representing 15% or more of the consolidated assets of Continental or any significant Continental subsidiary, or (z) the purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Continental or any significant Continental subsidiary (each of the transactions described in the preceding clauses (x), (y) and (z) being referred to in this paragraph and in the Stock Option Agreement as an "Acquisition Transaction");

          (ii) Continental or any Continental subsidiary, without having received BAC's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, an agreement to engage in an Acquisition Transaction with any person other than BAC or a BAC Subsidiary, or the Continental Board shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, its recommendation that the Continental Common Stockholders approve the transactions contemplated by the Merger Agreement;

          (iii) any person or group (other than BAC, any BAC Subsidiary or any Continental subsidiary acting in a fiduciary capacity) shall acquire beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Continental Common Stock;

          (iv) any person or group (other than BAC or any BAC Subsidiary) shall make a bona fide proposal to Continental or its stockholders by public announcement or written communication, that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction;

          (v) a third party shall make a proposal to Continental or its stockholders to engage in an Acquisition Transaction, followed by Continental breaching any covenant or obligation contained in the Merger Agreement, such breach entitling BAC to terminate the Merger Agreement, and such breach not being cured prior to the date that BAC sends notice of its exercise of the Stock Option to Continental; or

          (vi) any person or group (other than BAC or any BAC Subsidiary), other than in connection with a transaction to which BAC has given its prior written consent, shall file an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

     "Subsequent Triggering Event" is defined as either (A) the acquisition by any person or group of beneficial ownership of 20% or more of the then outstanding Continental Common Stock, or (B) the occurrence of the Initial Triggering Event described in clause (i) above, except that the percentage referenced in subclause (z) thereof shall be 20%.

TERMINATION OF THE OPTION

     The Stock Option Agreement terminates (i) at the effective time of the Merger, (ii) upon termination of the Merger Agreement in accordance with the terms thereof if such termination occurs prior to the occurrence of an Initial Triggering Event, or (iii) 12 months after termination of the Merger Agreement following the occurrence of an Initial Triggering Event (provided that if an Initial Triggering Event occurs after or continues beyond such termination, the Stock Option will terminate 12 months from the expiration of the last Initial Triggering Event, but in no event more than 18 months after such termination).

     Within 30 days (subject to extension as provided in the Stock Option Agreement) after a Subsequent Triggering Event and prior to the termination of the Stock Option, BAC (on behalf of itself or any subsequent Holder) may demand that the Stock Option and the related Option Shares be registered under the Securities Act. Upon such demand, Continental must promptly prepare, file and keep current a shelf registration subject to certain exceptions. BAC is entitled to two such registrations so long as the second request is within 18 months of the first request.

     Notwithstanding any other provision of the Stock Option Agreement, if a Holder, the owner of the Option Shares from time to time (the "Owner"), or certain related parties offer or propose to engage in an Acquisition Transaction (other than as contemplated by the Merger Agreement) without the prior written consent of Continental, then (i) in the case of a Holder or related party thereof, the Stock Option held by it will immediately terminate and be of no further force or effect and (ii) in the case of an Owner or any related party thereof, the Option Shares held by it will be repurchasable by Continental immediately at the then applicable Stock Option exercise price.

     If the Stock Option terminates under certain circumstances as described in the Stock Option Agreement, BAC (or any subsequent Holder) may have as many as 30 days subsequent to such termination to exercise the Stock Option (or Substitute Option (as hereinafter defined)) in connection with the resale of Continental Common Stock or other securities pursuant to a registration statement as provided in the Stock Option Agreement.

REPURCHASE AT OPTION OF BAC

     Within 30 days (subject to extension as provided in the Stock Option Agreement) after a Subsequent Triggering Event and prior to termination of the Stock Option, subject to regulatory approval, Continental is required (i) at the request of the Holder, to repurchase the Stock Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (x) the "market/offer price" (as hereinafter defined) exceeds (y) the then applicable Stock Option exercise price, multiplied by the number of shares for which the Stock Option may then be exercised plus BAC's Out-of-Pocket Expenses (as hereinafter defined) to the extent not previously reimbursed; and (ii) at the request of the Owner, to repurchase such number of Option Shares from the Owner as the Owner designates at a price per share (the "Option Share Repurchase Price") equal to the "market/offer price" multiplied by the number of Option Shares so designated plus BAC's Out-of-Pocket Expenses to the extent not previously reimbursed. "Out-of-Pocket Expenses" means BAC's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement, including legal, accounting, and investment banking fees. "Market/offer price" means the highest of (A) the highest price per share of Continental Common Stock at which a tender offer or exchange offer therefor has been made, (B) the price per share of Continental Common Stock to be paid by any third party pursuant to an agreement with Continental, (C) the highest closing price for shares of Continental Common Stock quoted on the NYSE or other principal trading market, if applicable, within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the Stock Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (D) in the event of a sale representing 15% or more of Continental's net assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Continental as determined by a nationally recognized investment banking firm, selected by the Holder or the Owner, as the case may be, divided by the number of shares of Continental Common Stock outstanding at the time of such sale.

SUBSTITUTE OPTION

     In the event that, prior to termination of the Stock Option, Continental enters into an agreement (i) to consolidate with or merge into any entity other than BAC or any BAC Subsidiary and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any entity other than BAC or any BAC Subsidiary to merge into Continental with Continental as the continuing or surviving corporation, but in connection therewith the then outstanding shares of Continental Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or the then outstanding shares of Continental Common Stock after such merger represent less than 50% of the outstanding shares or share equivalents of the merged company, or (iii) to sell or transfer all or substantially all of its assets to any entity other than to BAC or any BAC Subsidiary, then the Stock Option will be converted into, or exchanged for, an option (a "Substitute Option") to purchase shares of common stock of, at the Holder's option, either the continuing or surviving corporation of a merger or a consolidation, the transferee of all or substantially all of Continental's assets, or the person controlling such continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula in the Stock Option Agreement. To the extent possible, the Substitute Option will contain other terms and conditions that are the same as those in the Stock Option Agreement (after giving effect to the provisions described in the next paragraph).

REPURCHASE OF SUBSTITUTE OPTION OR SHARES

     Subject to regulatory approval, the issuer of a Substitute Option will be required to repurchase such option at the request of the holder thereof and to repurchase any shares of such issuer's common stock ("Substitute Common Stock") issued upon exercise of a Substitute Option ("Substitute Shares") at the request of the owner thereof. The repurchase price for a Substitute Option will equal the amount by which (A) the "Highest Closing Price" (as hereinafter defined) exceeds (B) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may be exercised, plus BAC's Out-of-Pocket Expenses. The repurchase price for Substitute Shares shall equal the "Highest Closing Price" multiplied by the number of Substitute Shares to be repurchased, plus BAC's Out-of-Pocket Expenses. As used herein, "Highest Closing Price" means the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the holder gives notice of the required repurchase of the Substitute Option or the owner gives notice of the required repurchase of Substitute Shares, as the case may be.

ASSIGNABILITY

     Neither BAC nor Continental may assign any of its respective rights and obligations under the Stock Option Agreement or the Stock Option to any other person without the other party's written consent, except that if a Subsequent Triggering Event occurs prior to termination of the Stock Option, within 30 days thereafter (subject to extension as provided in the Stock Option Agreement), BAC, subject to the Stock Option Agreement, may assign in whole or in part its rights and obligations thereunder. In addition, until 30 days after the Federal Reserve Board approves an application by BAC to acquire the Option Shares, BAC may not assign its rights under the Stock Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Continental, (iii) an assignment to a single party for the purpose of conducting a widely dispersed public distribution on BAC's behalf, or (iv) any other manner approved by the Federal Reserve Board.

NOTICE OF EXERCISE

     In the event BAC (or any subsequent Holder) wishes to exercise the Stock Option, it must send to Continental a written notice (the date of which is referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a "Closing Date" not less than three nor more than 60 days from the Notice Date. If the purchase and sale of the Stock Option cannot be consummated because of an applicable judgment, decree, order, law or regulation, the period of time referred to in this paragraph shall run from the date that the restriction on consummation lapses. If prior notification of or approval of the Federal Reserve Board is required, BAC (or any subsequent Holder) will promptly file the required notice or application. In such a case, the period of time referred to in this paragraph will run from the date the notification period expires or any necessary approval is granted. In no event shall the Closing Date be more than 18 months after the related Notice Date.

     The rights and obligations of BAC under the Stock Option Agreement are subject to receipt of any required regulatory approvals. Without the prior approval of the Federal Reserve Board, BAC may not acquire more than 5% of the outstanding Common Stock of Continental. BAC intends to file an application for such approval as soon as practicable.

     The Stock Option could have the effect of discouraging persons who now or prior to the Effective Time might be interested in acquiring all or a significant interest in Continental from considering or proposing such an acquisition, even if such persons were prepared to pay more consideration per share for Continental Common Stock than the consideration per share payable under the Merger Agreement.

                    PRO FORMA COMBINED FINANCIAL INFORMATION

     The following unaudited Pro Forma Combined Balance Sheet as of March 31, 1994 combines the historical consolidated balance sheets of BAC and subsidiaries and Continental and subsidiaries as if the Merger had been effective on March 31, 1994 after giving effect to the purchase accounting and other Merger-related adjustments described in the Notes to Pro Forma Combined Financial Information. The unaudited Pro Forma Combined Statements of Operations present the combined results of operations of BAC and subsidiaries and Continental and subsidiaries for the quarter ended March 31, 1994 and for the year ended December 31, 1993 as if the Merger had been effective on January 1, 1993 after giving effect to the purchase accounting and other Merger-related adjustments described in the accompanying notes. These pro forma combined financial statements do not give effect to the proposed BAC acquisitions of Liberty Bank and United Mortgage Holding Company and subsidiaries that were pending at March 31, 1994 as these transactions were not considered significant to BAC and subsidiaries.

     The unaudited pro forma combined financial statements and accompanying notes reflect the application of the purchase method of accounting. Under this method of accounting, the purchase price will be allocated to the assets acquired and liabilities assumed based on their estimated fair values at the Effective Time. As described in the accompanying notes, estimates of the fair values of Continental and subsidiaries' assets and liabilities have been combined with the recorded values of the assets and liabilities of BAC and subsidiaries. However, changes to the adjustments included in the unaudited pro forma combined financial statements are expected as evaluations of assets and liabilities are completed and as additional information becomes available. In addition, the results of operations of Continental subsequent to March 31, 1994 will affect the allocation of the purchase price. Accordingly, the final pro forma combined amounts will differ from those set forth in the unaudited pro forma combined financial statements.

     The unaudited pro forma combined financial statements are intended for informational purposes only and are not necessarily indicative of the future financial position or future results of operations of the combined company, or of the financial position or results of operations of the combined company that would have actually occurred had the Merger been in effect as of the date or for the periods presented.

     These unaudited pro forma combined financial statements and the accompanying notes should be read in conjunction with and are qualified in their entirety by the consolidated financial statements, including accompanying notes, of BAC and Continental included in the documents described under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                  BANKAMERICA CORPORATION AND SUBSIDIARIES AND
                 CONTINENTAL BANK CORPORATION AND SUBSIDIARIES

                        PRO FORMA COMBINED BALANCE SHEET

                                 MARCH 31, 1994
                                  (UNAUDITED)

                                                                     OTHER
                                                                    MERGER-
                                                                    RELATED      PRO FORMA
                                                                  ADJUSTMENTS   ADJUSTMENTS
                                                                     DEBIT         DEBIT         PRO FORMA
             (IN MILLIONS)                 BAC      CONTINENTAL    (CREDIT)      (CREDIT)        COMBINED
- ---------------------------------------  --------   -----------   -----------   -----------      ---------
ASSETS
Cash and due from banks................  $ 10,455     $ 1,786        $(155)(I)    $  (946)(A)    $  11,140
Available-for-sale and held-to-maturity
  securities...........................    21,392       1,395           --             --           22,787
Loans..................................   123,406      11,714           --            (12)(C)      135,108
Less: Allowance for credit losses......     3,445         320           --             --(D)         3,765
                                         --------   -----------                 -----------      ---------
  Net loans............................   119,961      11,394           --            (12)         131,343
Goodwill, net..........................     3,931          --           --             --            3,931
Identifiable intangibles, net..........     2,133          --           --             --            2,133
Unallocated portion of purchase
  price................................        --          --           --            578(B)           578
Other assets...........................    39,340       8,185           --            274(E)        47,799
                                         --------   -----------   -----------   -----------      ---------
       Total Assets....................  $197,212     $22,760        $(155)       $  (106)       $ 219,711
                                         --------   -----------   -----------   -----------      ---------
                                         --------   -----------   -----------   -----------      ---------
LIABILITIES AND
  STOCKHOLDERS' EQUITY
Deposits...............................  $142,589     $12,869           --        $  (133)(F)    $ 155,591
Other liabilities......................    23,326       6,767           --           (250)(G)       30,343
Long-term debt and subordinated capital
  notes................................    14,434       1,190           --            (57)(H)       15,681
                                         --------   -----------                 -----------      ---------
  Total Liabilities....................   180,349      20,826           --           (440)         201,615
STOCKHOLDERS' EQUITY
Preferred stock........................     2,979         389           --            389(I)
                                                                                     (389)(I)        3,368
Common stock...........................       561         216           --            216(I)
                                                                                      (16)(I)          577
Additional paid-in capital.............     7,130       1,000           --          1,000(I)
                                                                                     (463)(I)
                                                                                      (26)(I)        7,619
Retained earnings......................     6,807         401           --            401(I)
                                                                                        6(J)         6,801
Net unrealized losses on
  available-for-sale securities, net of
  income tax effect....................      (252)         (6)          --             (6)(I)         (252)
Common stock in treasury, at cost......      (362)        (61)       $ 155(I)         (61)(I)
                                                                                     (500)(I)          (17)
Loans to ESOP trust....................        --          (5)          --             (5)(I)           --
                                         --------   -----------   -----------   -----------      ---------
  Total stockholders' equity...........    16,863       1,934          155            546           18,096
                                         --------   -----------   -----------   -----------      ---------
       Total Liabilities and
          Stockholders' Equity.........  $197,212     $22,760        $ 155        $   106        $ 219,711
                                         --------   -----------   -----------   -----------      ---------
                                         --------   -----------   -----------   -----------      ---------

        See notes to unaudited Pro Forma Combined Financial Information.

                  BANKAMERICA CORPORATION AND SUBSIDIARIES AND
                 CONTINENTAL BANK CORPORATION AND SUBSIDIARIES

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      FOR THE QUARTER ENDED MARCH 31, 1994
                                  (UNAUDITED)

                                                                                       PRO FORMA
                                                                                      ADJUSTMENTS
                                                                                         DEBIT       PRO FORMA
(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)            BAC     CONTINENTAL     (CREDIT)      COMBINED
                                                             -------   ------------   -----------    ---------
INTEREST INCOME:
Loans, including fees......................................  $ 2,206       $176           $(1)(C)     $ 2,383
Trading account assets.....................................      111         20            --             131
Available-for-sale and held-to-maturity securities.........      355         20            --             375
Other......................................................      141         60            --             201
                                                             -------      -----           ---        ---------
  Total interest income....................................    2,813        276            (1)          3,090
INTEREST EXPENSE:
Deposits...................................................      697         92            (4)(F)         785
Long-term debt and subordinated capital notes..............      179         17            (3)(H)         193
Other......................................................      143         59            --             202
                                                             -------      -----           ---        ---------
  Total interest expense...................................    1,019        168            (7)          1,180
                                                             -------      -----           ---        ---------
  Net interest income......................................    1,794        108            (8)          1,910
Provision for credit losses................................      125         30            --             155
                                                             -------      -----           ---        ---------
         Net interest income after provision for credit
           losses..........................................    1,669         78            (8)          1,755
NONINTEREST INCOME:
Deposit account fees.......................................      294         --            --             294
Credit card fees...........................................       82         --            --              82
Trust fees.................................................       67         26            --              93
Other fees and commissions.................................      266         51            --             317
Trading income.............................................       74         14            --              88
Other income...............................................      220         53            --             273
                                                             -------      -----           ---        ---------
  Total noninterest income.................................    1,003        144            --           1,147
NONINTEREST EXPENSE:
Salaries...................................................      710         65            --             775
Employee benefits..........................................      158         14            --             172
Occupancy..................................................      165         12            (1)(E)
                                                                                           (2)(G)         174
Equipment..................................................      146          5            --             151
Amortization of intangibles................................      105         --             9(B)          114
Communications.............................................       78         --            --              78
Regulatory fees and related expenses.......................       70         --            --              70
Professional services......................................       58         --            --              58
Other expense..............................................      294         60            --             354
                                                             -------      -----           ---        ---------
  Total noninterest expense................................    1,784        156             6           1,946
                                                             -------      -----           ---        ---------
         Income from continuing operations before income
           taxes...........................................      888         66            (2)            956
Provision for (benefit from) income taxes..................      375          3            21(K)          399
                                                             -------      -----           ---        ---------
             Income from continuing operations.............  $   513       $ 63           $19         $   557
                                                             -------      -----           ---        ---------
                                                             -------      -----           ---        ---------
EARNINGS PER SHARE(L)
Average number of shares (in thousands):
  Primary..................................................  357,569                                  368,040
  Fully diluted............................................  363,049                                  373,520
Income from continuing operations per common share
  Primary..................................................    $1.27                                    $1.33(L)
  Fully diluted............................................     1.26                                     1.31(L)

        See notes to unaudited Pro Forma Combined Financial Information.

                  BANKAMERICA CORPORATION AND SUBSIDIARIES AND
                 CONTINENTAL BANK CORPORATION AND SUBSIDIARIES

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1993
                                  (UNAUDITED)

                                                                                       PRO FORMA
                                                                                      ADJUSTMENTS
                                                                                         DEBIT       PRO FORMA
(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)            BAC     CONTINENTAL     (CREDIT)      COMBINED
                                                             -------   ------------   -----------    ---------
INTEREST INCOME:
Loans, including fees......................................  $ 9,463      $  766         $  24(C)     $10,205
Trading account assets.....................................      372          73            --            445
Available-for-sale and held-to-maturity securities.........    1,389          66            --          1,455
Other......................................................      403         216             2(E)         617
                                                             -------   ------------      -----       ---------
  Total interest income....................................   11,627       1,121            26         12,722
INTEREST EXPENSE:
Deposits...................................................    2,971         391           (51)(F)      3,311
Long-term debt and subordinated capital notes..............      840          78           (11)(H)        907
Other......................................................      375         188            (6)(G)        557
                                                             -------   ------------      -----       ---------
  Total interest expense...................................    4,186         657           (68)         4,775
                                                             -------   ------------      -----       ---------
  Net interest income......................................    7,441         464           (42)         7,947
Provision for credit losses................................      803         181            --            984
                                                             -------   ------------      -----       ---------
         Net interest income after provision for credit
           losses..........................................    6,638         283           (42)         6,963
NONINTEREST INCOME:
Deposit account fees.......................................    1,198          --            --          1,198
Credit card fees...........................................      354          --            --            354
Trust fees.................................................      294          98            --            392
Other fees and commissions.................................    1,083         194            --          1,277
Trading income.............................................      569         102            --            671
Other income...............................................      775         246            --          1,021
                                                             -------   ------------      -----       ---------
  Total noninterest income.................................    4,273         640            --          4,913
NONINTEREST EXPENSE:
Salaries...................................................    2,886         259            --          3,145
Employee benefits..........................................      573          54            --            627
Occupancy..................................................      684          50            (2)(E)
                                                                                            (2)(G)        730
Equipment..................................................      610          19            --            629
Amortization of intangibles................................      421          --            41(B)         462
Communications.............................................      330          --            --            330
Regulatory fees and related expenses.......................      309          --            --            309
Professional services......................................      268          --            --            268
Other expense..............................................    1,402         301            --          1,703
                                                             -------   ------------      -----       ---------
  Total noninterest expense................................    7,483         683            37          8,203
                                                             -------   ------------      -----       ---------
         Income from continuing operations before income
           taxes...........................................    3,428         240            (5)         3,673
Provision for (benefit from) income taxes..................    1,474         (18)          115(K)       1,571
                                                             -------   ------------      -----       ---------
             Income from continuing operations.............  $ 1,954      $  258         $ 110        $ 2,102
                                                             -------   ------------      -----       ---------
                                                             -------   ------------      -----       ---------
EARNINGS PER SHARE(L)
Average number of shares (in thousands):
  Primary..................................................  357,680                                  368,151
  Fully diluted............................................  363,244                                  373,715
Income from continuing operations per common share
  Primary..................................................    $4.79                                    $4.96(L)
  Fully diluted............................................     4.76                                     4.89(L)

        See notes to unaudited Pro Forma Combined Financial Information.

                  BANKAMERICA CORPORATION AND SUBSIDIARIES AND
                 CONTINENTAL BANK CORPORATION AND SUBSIDIARIES

               NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION

NOTE A:  BASIS OF PRESENTATION

     The Merger Agreement provides that, at the Effective Time and subject to the election and allocation procedures provided for therein, each share of Continental Common Stock outstanding at the Effective Time (other than shares for which appraisal rights are perfected), subject to certain exceptions, will be converted into either the Stock Consideration or the Cash Consideration.

     Under the Merger Agreement, the Stock Amount is equal to the product of (x)
0.8152 and (y) 51% of the total number of shares of Continental Common Stock outstanding at the Determination Date. The Merger Agreement also provides that if, at the Effective Time of the Merger, more shares of Continental Common Stock are outstanding than are contemplated to be outstanding or subject to option pursuant to the representations and warranties of Continental in the Merger Agreement, then, at BAC's election, the Stock Amount, the Cash Consideration and the Stock Consideration will be adjusted downward to reflect the greater number of shares outstanding. In the unaudited Pro Forma Combined Balance Sheet, the Stock Amount is assumed to be approximately 21,400,000 shares of BAC Common Stock which, in turn, assumes that the number of shares outstanding as of the Determination Date is the same as the approximately 51,470,000 shares of Continental Common Stock outstanding as of March 31, 1994. Under the Merger Agreement, in addition to the impact of the number of shares of Continental Common Stock outstanding or subject to option at the Determination Date, the Stock Amount (i) will not change if the Final BAC Stock Price is between the Floor Price and the Ceiling Price, (ii) will be adjusted downward if the Final BAC Stock Price is greater than the Ceiling Price and (iii) is subject to possible adjustment upward if the Final BAC Stock Price is less than the Floor Price and if BAC elects to make the per share stock and cash adjustments set forth in the Merger Agreement.

     Under the Merger Agreement, the aggregate cash payable by BAC to Continental Common Stockholders pursuant to the Merger will equal a fixed amount regardless of the Final BAC Stock Price (except for immaterial changes due to rounding) and will vary only according to the total number of shares of Continental Common Stock outstanding at the Determination Date. For example, if there are 51,470,000 shares of Continental Common Stock outstanding at the Determination Date, then the aggregate cash payable by BAC to Continental Common Stockholders who are to receive cash will equal approximately $946 million and this will not change (except for immaterial changes due to rounding) regardless of changes in the Final BAC Stock Price.

     Under the Merger Agreement, if the Final BAC Stock Price is less than the Floor Price, Continental will have the ability to terminate the Merger Agreement prior to the Effective Time unless BAC, within five days of Continental's election to terminate the Merger Agreement, exercises its option to adjust upward the Stock Consideration, the Cash Consideration and the Stock Amount so that the Stock Amount will be increased and the Stock Consideration and the Cash Consideration will be at least equal in value to the per share stock and cash consideration that would have been received if the Final BAC Stock Price had been equal to the Floor Price. This adjustment will only be made, at BAC's option, if the Final BAC Stock Price is less than the Floor Price, and may be made whether or not Continental has exercised its rights to terminate the Merger Agreement. If BAC elects to increase the Cash Consideration, the Stock Consideration and the Stock Amount, then such right of Continental to terminate the Merger Agreement will be extinguished.

     Under the Merger Agreement, if the Final BAC Stock Price is greater than the Ceiling Price, then the Cash Consideration, the Stock Consideration and the Stock Amount will be decreased so that the value of the per share cash and stock consideration that would be receivable by Continental Common Stockholders will be the same as if the Final BAC Stock Price were equal to the Ceiling Price. Under the Merger Agreement, such downward adjustment in the Cash Consideration, the Stock Consideration and the Stock Amount will automatically be made if the Final BAC Stock Price is greater than the Ceiling Price.

     At the Effective Time, subject to certain exceptions, each outstanding share of Continental Series 1 Preferred Stock and Continental Series 2 Preferred Stock, except for shares of Continental Series 2 Preferred Stock as to which appraisal rights are perfected, will be converted into one share of BAC Series 1 Preferred Stock and one share of BAC Series 2 Preferred Stock, respectively. The BAC Series 1 Preferred Stock and the BAC Series 2 Preferred Stock will have substantially the same terms as the Continental Series 1 Preferred Stock and the Continental Series 2 Preferred Stock, respectively.

     BAC currently anticipates that, after the Effective Time, it may redeem all or a portion of the BAC Mirror Preferred. The decision to redeem, and the amount of BAC Mirror Preferred to be so redeemed, are dependent upon receipt of regulatory approval, interest rates at the time such decision is made and the aggregate amount of cash and the aggregate value of shares of BAC Common Stock to be issued in the Merger, among other things.

     The following summarizes the total purchase price:

                 (IN MILLIONS, EXCEPT PER SHARE DATA)
            Total market price of the Stock Amount (based
              on market price per share of $45.75 of BAC
              Common Stock on January 27, 1994)...........             $  979
            Estimated cash to be paid.....................                946
            Estimated fair value of BAC Mirror
              Preferred...................................                415
            Estimated BAC legal, investment banking and
              issuance costs..............................                  5
                                                                      -------
                      Total purchase price................             $2,345
                                                                      -------
                                                                      -------

     The closing of the Merger is subject to the satisfaction of certain conditions, including the approval of the transaction by the holders of a majority of the outstanding shares of Continental Common Stock and the obtaining of certain regulatory approvals. See "THE MERGER AGREEMENT -- Conditions to Consummation of the Merger." While the precise time of the Merger closing cannot be determined with certainty, the parties presently anticipate that the closing will take place in the third quarter of 1994.

     The Merger will be accounted for by BAC under the purchase method of accounting in accordance with APB No. 16, and accordingly, this method has been applied in the unaudited pro forma combined financial statements. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the Effective Time. Estimates of the fair values of Continental and subsidiaries' assets and liabilities as of March 31, 1994 have been combined with the recorded March 31, 1994 values of the assets and liabilities of BAC and subsidiaries in the unaudited pro forma combined financial statements. However, purchase accounting adjustment amounts included in these unaudited pro forma combined financial statements will change as additional information becomes available. Based upon the available information, management of BAC currently estimates that the combined company's results of operations in any of the next five years will not be significantly affected as a result of purchase accounting.

     The unaudited Pro Forma Combined Balance Sheet is based on the consolidated balance sheet of BAC and subsidiaries and on the consolidated balance sheet of Continental and subsidiaries as of March 31, 1994. The unaudited Pro Forma Combined Statements of Operations are based on the consolidated statements of operations of BAC and subsidiaries and of Continental and subsidiaries for the quarter ended March 31, 1994 and for the year ended December 31, 1993. In addition, the unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 1993 presents Continental's income before cumulative effect of accounting change for income taxes.

NOTE B: ALLOCATION OF THE PURCHASE PRICE

     The purchase price has been allocated as described in the table below.

                                 (IN MILLIONS)
        Net assets of Continental at March 31, 1994.....................      $1,934
        Increase (decrease) to Continental's net asset value at March
          31, 1994 as a result of estimated fair value adjustments:
             Loans......................................................         (12)
             Other assets...............................................         270
             Deposits...................................................        (133)
             Other liabilities..........................................        (217)
             Long-term debt and subordinated capital notes..............         (57)
                                                                             -------
                  Total estimated fair value adjustments................        (149)
        Accrual of liability for Merger-related costs...................         (18)
                                                                             -------
                  Total preliminary allocation of the purchase price....       1,767
        Unallocated portion of the purchase price.......................         578
                                                                             -------
                  Total purchase price..................................      $2,345
                                                                             -------
                                                                             -------

     Each of the allocations in the table above is described in more detail in the following Notes to Pro Forma Combined Financial Information.

     As explained in Note A, purchase accounting adjustments will change as additional information becomes available, which will have an effect on the ultimate allocation of the purchase price. Accordingly, the allocation of the purchase price has not been finalized and the unallocated portion of the purchase price of $578 million has been separately disclosed in the unaudited Pro Forma Combined Balance Sheet. In addition, the unallocated portion of the purchase price will change as a result of Continental's results of operations for the periods subsequent to March 31, 1994.

     When the ultimate allocation of the purchase price is made, identifiable intangible assets and goodwill will be recorded and the unallocated portion of the purchase price will be eliminated from the unaudited Pro Forma Combined Balance Sheet. For purposes of calculating the amortization of identifiable intangibles and goodwill, BAC's management has preliminarily estimated that the amount of identifiable intangibles, including core deposit intangibles, will be approximately $200 million. The remaining amount of the current unallocated portion of the purchase price has been considered goodwill.

     Amortization expense of $9 million for the quarter ended March 31, 1994 and $41 million for the year ended December 31, 1993 related to the unallocated portion of the purchase price has been included in the unaudited Pro Forma Combined Statements of Operations. These amounts were calculated based on an accelerated method of amortization over a 10-year life for the estimated identifiable intangible balance and on the straight-line method of amortization over a 25-year life for the estimated goodwill balance. However, the final amounts and periods of benefit of intangible assets, as well as the final methods of amortization, have not been determined. An increase in the amount of the unallocated portion of the purchase price will result in a greater final allocation to goodwill, which will have a corresponding impact on amortization expense and will reduce tangible common equity. Accordingly, pro forma combined income from continuing operations for the quarter ended March 31, 1994 and for the year ended December 31, 1993 and the related pro forma combined per share amounts will change.

NOTE C:  LOANS

     Continental's carrying value of loans has been adjusted to its estimated fair value based on interest rates as of March 31, 1994, resulting in a discount of $12 million.

     The discount related to changes in interest rates includes the effect resulting from futures contracts and interest rate swaps used to hedge certain loans. The total fair value discount resulting from changes in interest rates has been amortized to interest income on loans over the estimated remaining maturities of the related loans, which range from one to five years.

NOTE D:  ALLOWANCE FOR CREDIT LOSSES

     Under the terms of the Merger Agreement, Continental's reserving policies and practices will be modified prior to the Effective Time to the degree necessary, consistent with generally accepted accounting principles ("GAAP") and SEC accounting procedures, to make them consistent with those of BAC. Continental will also adjust its loan loss and other real estate owned reserves prior to the Effective Time to the degree necessary, consistent with GAAP and SEC accounting procedures, in light of then anticipated post-Merger disposition of certain Continental assets. Any resulting adjustments to Continental's allowance for credit losses are not expected to be significant, will be recognized in Continental's statement of operations prior to the Effective Time and, therefore, have not been included in the pro forma combined financial statements. The pro forma combined allowance for credit losses will also be affected by other provisions for credit losses or net charge-offs of loans recorded by BAC or Continental subsequent to March 31, 1994 but prior to the Effective Time.

NOTE E:  OTHER ASSETS

     Continental's other assets have been adjusted as described in the table below.

                                 (IN MILLIONS)                            DEBIT (CREDIT)
        Fair value adjustment for interest-bearing deposits in banks....       $  2
        Fair value adjustment for trading account assets and equity
          investments...................................................         87
        Fair value adjustment for premises..............................        (91)
        Net adjustment of prepaid pension expenses......................        (20)
        Net deferred tax asset resulting from purchase accounting
          adjustments...................................................        292
                                                                             ------
             Subtotal...................................................        270
        Income tax effect of BAC restructuring expenses (see Note J)....          4
                                                                             ------
                  Total.................................................       $274
                                                                             ------
                                                                             ------

     The fair value premium on interest-bearing deposits in banks has been amortized to offset interest income over one year.

     A fair value adjustment for trading account assets of $29 million was recorded for those trading account assets that are traded in an illiquid market. These trading account assets were generally carried by Continental at the lower of cost or market value as of March 31, 1994. In addition, a fair value adjustment for equity investments of $58 million was recorded for those equity investments that are traded in an illiquid market. As of March 31, 1994, Continental generally carried these equity investments at cost.

     Continental's premises have been adjusted to their estimated fair values as of March 31, 1994 based on preliminary appraisals, valuations and other review procedures. Occupancy expense in the unaudited Pro Forma Combined Statements of Operations has been decreased by $1 million for the quarter ended March 31, 1994 and by $2 million for the year ended December 31, 1993 to reflect amortization of the fair value adjustment to premises using the straight-line method over 33 years.

     A net deferred tax asset was recorded related to the book and tax bases differences of assets acquired and liabilities assumed that resulted from purchase accounting adjustments. Also, additional deferred tax assets were recorded for previously unrecognized tax benefits of Continental that are expected to be realized in the future from the combined results of operations.

NOTE F:  DEPOSITS

     Continental's total deposits have been adjusted to their estimated fair values as of March 31, 1994 based on interest rates as of that date. The estimated fair value premium of $133 million relates to both domestic and foreign deposits and includes futures contracts and interest rate swaps used to hedge certain of these deposits. The premium has been amortized to offset interest expense over the estimated lives of the deposits, which range from one to ten years.

NOTE G:  OTHER LIABILITIES

     Other liabilities have been adjusted as described in the table below.

                                  (IN MILLIONS)                              (CREDIT)
                                                                           -------------
        Accrual of pension and postretirement benefit liability..........      $ (82)
        Accrual of stock option liability................................       (115)
        Fair value adjustment for lease commitments......................        (12)
        Accrual of vacation liability....................................         (2)
        Fair value adjustment for short-term borrowings..................         (6)
                                                                           -------------
             Subtotal....................................................       (217)
        Accrual of Merger-related costs..................................        (18)
        Accrual of BAC restructuring expenses (see Note J)...............        (10)
        Accrual of estimated BAC legal, investment banking and issuance
          costs..........................................................         (5)
                                                                           -------------
                  Total..................................................      $(250)
                                                                           -------------
                                                                           -------------

     The accrual of the pension and postretirement benefit liability represents the recognition of the existing benefit obligation related to Continental's supplemental retirement plan and postretirement healthcare plan.

     A liability of $115 million was recorded for the intrinsic value of Continental stock options outstanding at March 31, 1994. This liability represents the total of the differences between the option exercise prices and the value of the anticipated per share consideration to be received by Continental Common Stockholders in the Merger. This liability will be adjusted downward at the Effective Time to reflect the number of Continental stock options outstanding that will be converted to BAC stock options.

     Continental's lease commitments have been adjusted to their estimated fair values based on market rental rates as of March 31, 1994. The fair value adjustment resulted in a liability of $12 million related to leased premises. The fair value adjustment related to these leased premises has been amortized to offset occupancy expense using the straight-line method over the remaining lives of the respective lease terms, which range from one to twenty years. A reduction to occupancy expense of $2 million for the quarter ended March 31, 1994 and of $2 million for the year ended December 31, 1993 has been included in the unaudited Pro Forma Combined Statements of Operations related to the estimated amortization of this fair value adjustment.

     Continental's short-term borrowings have been adjusted to their estimated fair values as of March 31, 1994 based on interest rates as of that date. The estimated fair value premium of $6 million has been amortized to offset interest expense over an estimated life of one year.

     In addition, a liability for Merger-related costs of $18 million has been recorded in the unaudited Pro Forma Combined Balance Sheet, reflecting management's best estimate of separation and benefits costs related to Continental employees and employment assistance costs for separated Continental employees.

NOTE H:  LONG-TERM DEBT AND SUBORDINATED CAPITAL NOTES

     Continental's long-term debt has been adjusted to its estimated fair value as of March 31, 1994 based on interest rates as of that date. The estimated fair value premium of $57 million includes the effect of futures contracts and interest rate swaps used to hedge certain long-term debt instruments. The total fair value premium has been amortized to offset interest expense over the estimated lives of the instruments, which range from one to ten years.

NOTE I: STOCKHOLDERS' EQUITY

     Continental's stockholders' equity balances have been eliminated.

     At the Effective Time, the Continental Preferred Stock will be converted into an equal number of shares of BAC Mirror Preferred. The BAC Mirror Preferred is included in the unaudited Pro Forma Combined Balance Sheet at its estimated market value as of January 27, 1994. The fair value premium of $26 million over the $389 million stated value of the BAC Mirror Preferred has been included in additional paid-in capital.

     BAC expects to repurchase approximately $500 million of BAC Common Stock prior to the Effective Time. At March 31, 1994, BAC had repurchased 8,161,000 shares of its common stock on the open market for $345 million. In the Other Merger-Related Adjustments column in the unaudited Pro Forma Combined Balance Sheet, treasury stock has been increased by $155 million, the remaining amount of BAC Common Stock presently expected to be repurchased prior to the Effective Time. Subsequent to March 31, 1994, BAC repurchased on the open market the remaining $155 million of BAC Common Stock.

     As explained in Note A, Continental's Common Stock will be converted into approximately 21,400,000 shares of BAC Common Stock at the Effective Time at an aggregate market value of approximately $979 million based on the market price of BAC Common Stock as of January 27, 1994. In the unaudited Pro Forma Combined Balance Sheet, treasury stock has been reduced by $500 million, the amount of BAC Common Stock expected to be repurchased prior to the Effective Time. The Pro Forma Combined Balance Sheet assumes $500 million in value of treasury shares will be issued, thus reducing the number of shares of newly issued BAC Common Stock to approximately 10,471,000 shares. Common stock and additional paid-in capital have been increased by $16 million and $463 million, respectively, representing the value of the approximately 10,471,000 shares of newly issued BAC Common Stock.

     BAC's retained earnings have been reduced by $6 million for BAC restructuring expenses, net of applicable income taxes (see Note J).

NOTE J: BAC RESTRUCTURING EXPENSES

     A restructuring liability of $10 million has been recorded in the unaudited Pro Forma Combined Balance Sheet to reflect management's best estimate of separation and benefits costs related to BAC employees, employment assistance costs for separated BAC employees, systems conversion costs, and other restructuring expenses of BAC associated with the Merger. This liability resulted in a $6 million charge (after applicable income tax effects of $4 million) to retained earnings in the unaudited Pro Forma Combined Balance Sheet (see Notes E, G and I). These BAC restructuring expenses are subject to change as further information becomes available. BAC restructuring expenses will be recorded at or immediately prior to the Effective Time and have not been included in the unaudited Pro Forma Combined Statements of Operations.

NOTE K: PROVISION FOR (BENEFIT FROM) INCOME TAXES

     The provision for (benefit from) income taxes has been increased by $21 million for the quarter ended March 31, 1994 and $115 million for the year ended December 31, 1993 in the unaudited Pro Forma Combined Statement of Operations to remove tax benefits that would not be reflected in the statement of operations under purchase accounting and to reflect the tax provision for purchase accounting adjustments and for state tax expense on Continental's results of operations if the Merger had been effective on January 1, 1993.

     In addition, the related tax provision for the amortization of fair value adjustments for the quarter ended March 31, 1994 and for the year ended December 31, 1993 has been included in the unaudited Pro Forma Combined Statements of Operations.

NOTE L: EARNINGS PER SHARE

     Primary earnings per share are computed by dividing income from continuing operations applicable to common shareholders (income from continuing operations reduced by dividends on preferred stock) by the total of the average number of common shares outstanding and the additional dilutive effect of the stock options and warrants outstanding during the period. The dilutive effect of the stock options and warrants is computed using the average market price of BAC Common Stock for the period.

     Fully-diluted earnings per share are computed based on the average number of common shares outstanding during the period and the additional dilutive effect of stock options and warrants outstanding during the period. The dilutive effect of outstanding stock options and warrants is computed using the greater of the closing market price or the average market price of BAC Common Stock for the period. In addition, fully-diluted earnings per share for the quarter ended March 31, 1994 and for the year ended December 31, 1993 for BAC included the additional dilution that would result if BAC's outstanding shares of 6 1/2% Cumulative Convertible Preferred Stock, Series G (the "BAC Series G Preferred") had been converted at the beginning of the period. Correspondingly, income from continuing operations applicable to common stock was adjusted for dividends declared on the BAC Series G Preferred.

     As explained in Note A, Continental's Common Stock will be converted into approximately 21,400,000 shares of BAC Common Stock at the Effective Time. In addition, BAC expects to repurchase approximately $500 million of BAC Common Stock prior to the Effective Time. During the quarter ended March 31, 1994, BAC repurchased on the open market $345 million of BAC Common Stock. Subsequent to March 31, 1994, BAC repurchased on the open market the remaining $155 million of BAC Common Stock. The Pro Forma Combined Balance Sheet assumes that $500 million in value of treasury shares will be issued to Continental Common Stockholders, thus reducing the number of shares of newly issued BAC Common Stock to approximately 10,471,000 shares.

                   CAPITALIZATION OF BANKAMERICA CORPORATION

     The consolidated capitalization of BAC and subsidiaries at March 31, 1994 and the adjusted consolidated capitalization of BAC and subsidiaries after giving effect to the Merger is set forth below. The adjustments made to BAC and subsidiaries' historical consolidated capitalization to arrive at the adjusted consolidated capitalization are described under "PRO FORMA COMBINED FINANCIAL INFORMATION."

                     (DOLLAR AMOUNTS IN MILLIONS)                        HISTORICAL     AS ADJUSTED
                                                                         ----------     -----------
Long-term debt:
  Senior debt
     BAC...............................................................   $  8,824        $ 9,585
     Subsidiary obligations............................................        321            321
                                                                         ----------     -----------
                                                                             9,145          9,906
                                                                         ----------     -----------
  Subordinated debt
     BAC...............................................................      4,683          4,683
     Subsidiary obligations............................................         --            486
                                                                         ----------     -----------
                                                                             4,683          5,169
                                                                         ----------     -----------
       Total long-term debt............................................   $ 13,828        $15,075
                                                                         ----------     -----------
                                                                         ----------     -----------
Subordinated capital notes.............................................   $    606        $   606
                                                                         ----------     -----------
                                                                         ----------     -----------
Preferred stock (authorized: 70,000,000 shares; issued 49,397,457
  shares (historical), 54,185,457 shares (as adjusted))................   $  2,979        $ 3,368
                                                                         ----------     -----------
                                                                         ----------     -----------
Common stockholders' equity:
  Common stock, par value $1.5625 (authorized: 700,000,000 shares;
     issued 358,817,199 shares (historical), 369,288,199 shares
     (as adjusted))....................................................   $    561        $   577
  Additional paid-in capital...........................................      7,130          7,619
  Retained earnings....................................................      6,807          6,801
  Net unrealized losses on available-for-sale securities...............       (252)          (252)
  Common stock in treasury, at cost (8,788,337 shares (historical),
     627,337 shares (as adjusted)).....................................       (362)           (17)
                                                                         ----------     -----------
       Total common stockholders' equity...............................   $ 13,884        $14,728
                                                                         ----------     -----------
                                                                         ----------     -----------
          Total capitalization of BAC..................................   $ 31,297        $33,777
                                                                         ----------     -----------
                                                                         ----------     -----------

                        DESCRIPTION OF BAC CAPITAL STOCK
GENERAL

     BAC's authorized capital stock consists of 700,000,000 shares of BAC Common Stock, par value $1.5625 per share, and 70,000,000 shares of preferred stock, without par value ("BAC Preferred Stock"). At April 29, 1994, there were approximately 348,870,399 shares of BAC Common Stock outstanding, exclusive of treasury shares, and 49,389,457 shares of BAC Preferred Stock outstanding.

     Descriptions of the material terms of BAC's capital stock are set forth below. Such descriptions are not complete and are subject in all respects to the Delaware Corporation Law and BAC's Certificate of Incorporation, including the certificates of designation pursuant to which the outstanding shares of BAC Preferred Stock have been issued.

BAC COMMON STOCK AND RIGHTS

     The description of BAC Common Stock should be read carefully by the holders of Continental Common Stock. As described in "THE MERGER -- Merger Consideration," at the Effective Time, the issued and outstanding shares of Continental Common Stock will be converted into the right to receive shares of BAC Common Stock or cash.

     Subject to any prior rights of BAC Preferred Stock then outstanding, holders of BAC Common Stock are entitled to such dividends as may be declared from time to time by BAC's Board of Directors out of the funds legally available therefor.

     Each holder of BAC Common Stock is entitled to one vote for each share owned by him or her on all matters submitted to a vote of the stockholders of BAC. Such shares are not entitled to any cumulative voting rights. In the event of any liquidation, dissolution or winding up of BAC, the holders of BAC Common Stock are entitled to share equally and ratably in any assets remaining after the payment of all debts and liabilities, subject to the prior rights, if any, of holders of BAC Preferred Stock. Holders of BAC Common Stock have no preemptive or other subscription or conversion rights. BAC Common Stock is not subject to redemption, and the outstanding shares are, and the shares issued in connection with the Merger will be, fully paid and nonassessable.

     Each share of BAC Common Stock, including those to be issued to Continental Common Stockholders in connection with the Merger, is accompanied by one preferred share purchase right (a "BAC Right"). Each BAC Right entitles the registered holder to purchase from BAC one one-hundredth of a share of Cumulative Participating Preferred Stock, Series E, without par value, of BAC (the "BAC Series E Preferred"), at a price of $50 per one-hundredth of a preferred share (the "BAC Rights Purchase Price"), subject to adjustment. The description and terms of the BAC Rights are set forth in a Rights Agreement (the "BAC Rights Agreement") between BAC and Manufacturers Hanover Trust Company of California (now Chemical Trust Company of California), as rights agent, as amended by Amendment No. 1 to the BAC Rights Agreement dated as of August 11, 1991.

     Certificates for shares of BAC Common Stock issued in connection with the Merger will contain a notation incorporating the BAC Rights Agreement by reference.

     Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliates or associated persons (a "BAC Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding BAC Common Stock, or (ii) ten business days (or such later date as may be determined by action of the BAC Board of Directors prior to such time as any person becomes a BAC Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of persons of 20% or more of such outstanding BAC Common Stock (the earlier of such dates being called the "BAC Distribution Date"), the BAC Rights will be evidenced by the certificates representing BAC Common Stock. In addition, the BAC Rights Agreement provides that, until the BAC Distribution Date, the BAC Rights will be transferred with and only with shares of BAC Common Stock.

     The BAC Rights are not exercisable until the BAC Distribution Date.

     BAC Series E Preferred purchasable upon exercise of the BAC Rights will be redeemable by BAC at a formula price. Each share of BAC Series E Preferred will be entitled to an aggregate dividend of 100 times the dividend declared per share of BAC Common Stock. In the event of liquidation, the holders of BAC Series E Preferred will be entitled to a minimum preferential liquidation payment of $100 per share, plus accrued and unpaid dividends, but will be entitled to an aggregate payment of 100 times the payment made per share of BAC Common Stock. Each share of BAC Series E Preferred will have 100 votes, voting together with shares of BAC Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of BAC Common Stock are exchanged, each share of BAC Series E Preferred will be entitled to receive 100 times the amount received per share of BAC Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the BAC Series E Preferred's dividend, liquidation and voting rights, the value of the one-hundredth interest in a share of BAC Series E Preferred purchasable upon exercise of each BAC Right should approximate the value of one share of BAC Common Stock.

     In the event that BAC is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a BAC Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the BAC Right. In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 20% or more of the outstanding shares of BAC Common Stock (unless such person increased its beneficial ownership from less than 20% to 80% or more of the outstanding shares of BAC Common Stock by a purchase pursuant to a tender offer for all of the shares of BAC Common Stock for cash), proper provisions shall be made so that each holder of a BAC Right, other than BAC Rights beneficially owned by such person or group of affiliated or associated persons (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of BAC Common Stock having a market value of two times the exercise price of the BAC Right.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of BAC Common Stock, the Board of Directors of BAC may redeem the BAC Rights in whole, but not in part, at a price of $0.001 per BAC Right (rounded upward for each holder to the nearest $0.01). In addition, the BAC Rights may be subject to automatic redemption in certain circumstances upon approval of the majority of the outstanding shares of BAC Common Stock entitled to vote thereon at a special meeting to be held in connection with certain acquisition offers.

     Copies of the BAC Rights Agreement and Amendment No. 1 thereto, which was executed on August 11, 1991, have been filed with the SEC as an exhibit to a Registration Statement on Form 8-A dated April 13, 1988, and as an exhibit to the amendment to such Registration Statement filed on Form 8 dated August 20, 1991, respectively.

     The foregoing description of the material terms of the BAC Common Stock and the BAC Rights does not purport to be a complete description of all of the terms of the BAC Common Stock and the BAC Rights and is qualified in its entirety by reference to the terms of the BAC Common Stock and the BAC Rights, which are incorporated herein by reference and are set forth in full in Article Fourth of BAC's Certificate of Incorporation and the BAC Rights Agreement, respectively.

OUTSTANDING PREFERRED STOCK

     Under BAC's Certificate of Incorporation, the BAC Board of Directors is authorized without further stockholder action to provide for the issuance of up to 70,000,000 shares of BAC Preferred Stock in one or more series with such voting powers, full or limited, and with such designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be set forth in resolutions providing for the issue thereof adopted by the BAC Board of Directors.

     As of April 29, 1994, BAC had outstanding 5,178,000 shares of Cumulative Adjustable Preferred Stock, Series A (the "BAC Series A Preferred"), 3,546,100 shares of Cumulative Adjustable Preferred Stock, Series B (the "BAC Series B Preferred"), 7,250,000 shares of 9 5/8% Cumulative Preferred Stock, Series F (the "BAC Series F Preferred"), 4,998,357 shares of 6 1/2% Cumulative Convertible Preferred Stock, Series G (the "BAC Series G Preferred"), 11,250,000 shares of 9% Cumulative Preferred Stock, Series H (the "BAC Series H Preferred"), 200,000 shares of 11% Preferred Stock, Series I (the "BAC Series I Preferred"), 400,000 shares of 11% Preferred Stock, Series J (the "BAC Series J Preferred"), 14,600,000 shares of 8 3/8% Cumulative Preferred Stock, Series K (the "BAC Series K Preferred"), 800,000 shares of 8.16% Cumulative Preferred Stock, Series L (the "BAC Series L Preferred"), 700,000 shares of 7 7/8% Cumulative Preferred Stock, Series M (the "BAC Series M Preferred") and 475,000 shares of 8 1/2% Cumulative Preferred Stock, Series N (the "BAC Series N Preferred"). The holders of all outstanding series of BAC Preferred Stock rank on parity with each other, and prior to the holders of the BAC Common Stock, with respect to dividends and liquidation.

     If the equivalent of six quarterly dividends payable on any series of the BAC Preferred Stock are in default (whether or not declared or consecutive), the holders of all outstanding series of BAC Preferred Stock, voting as a single class without regard to series, will be entitled to elect two directors until all dividends in default have been paid or declared and set apart for payment.

     Except as provided below, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the BAC Preferred Stock, voting as a single class without regard to series, will be required (i) for any amendment of BAC's Certificate of Incorporation (or any certificate supplemental thereto providing for the capital stock of BAC) or By-laws that will materially and adversely change the preferences, privileges, rights or powers of the BAC Preferred Stock, but in any case in which one or more, but not all, series of BAC Preferred Stock would be so affected as to their preferences, privileges, rights or powers, only the consent of holders of at least two-thirds of the shares of each series that would be so affected, voting separately as a class, shall be required or (ii) to issue any class of stock that shall have preference as to dividends or distribution of assets over any outstanding series of BAC Preferred Stock. So long as the dividends thereon have been paid, shares of BAC Series I Preferred and BAC Series J Preferred have no voting power, except that the vote or consent of holders of at least two-thirds of all outstanding shares of BAC Series I Preferred and BAC Series J Preferred, each voting separately as a class, is required to authorize any amendment to BAC's Certificate of Incorporation or to the Certificates of Designation for the BAC Series I Preferred and BAC Series J Preferred, respectively; provided, however, that any increase or decrease in the amount of authorized preferred stock or the creation and issuance of other series of preferred stock, or any increase or decrease in the amount of authorized shares or issued shares of the BAC Series I Preferred and BAC Series J Preferred or of any other series of preferred stock, in each case ranking on a parity with or junior to such series of the BAC Series I Preferred and BAC Series J Preferred with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect the powers, preferences, privileges or rights of the BAC Series I Preferred and BAC Series J Preferred.

     In the event of voluntary or involuntary liquidation, dissolution or winding up of BAC, the holders of BAC Preferred Stock are entitled to receive out of the assets of BAC available for distribution to stockholders, before any distribution of assets is made to holders of BAC Common Stock, an amount equal to the stated value per share, plus accrued and unpaid dividends. Except as required by law, the holders of BAC Preferred Stock are not entitled to vote except under limited circumstances. The BAC Preferred Stock is not convertible into shares of other capital stock, except for the BAC Series G Preferred Stock. The BAC Preferred Stock does not have preemptive rights and is not subject to any sinking fund or other obligation of BAC to repurchase or retire the BAC Preferred Stock.

     BAC Series A Preferred. The BAC Series A Preferred has a stated value of $50.00 per share. The BAC Series A Preferred provides for cumulative dividends payable quarterly at adjustable rates based on the discount rates and average yields of certain United States government securities. The BAC Series A Preferred is subject to redemption, in whole or in part, at the option of BAC, at $50.00 per share plus accrued and unpaid dividends.

     BAC Series B Preferred. The BAC Series B Preferred has a stated value of $100.00 per share. The BAC Series B Preferred provides for cumulative dividends payable quarterly at adjustable rates based on the discount rates and average yields of certain United States government securities. The BAC Series B Preferred is subject to redemption, in whole or in part, at the option of BAC, at $100.00 per share, plus accrued and unpaid dividends.

     BAC Series F Preferred. The BAC Series F Preferred has a stated value of $25.00 per share. The BAC Series F Preferred provides for cumulative dividends payable quarterly at the rate of 9 5/8% per annum calculated as a percentage of the stated value. The BAC Series F Preferred is subject to redemption, in whole or in part, at the option of BAC at $25.00 per share on and after April 15, 1996, plus accrued and unpaid dividends.

     BAC Series G Preferred. The BAC Series G Preferred has a stated value of $50.00 per share. The BAC Series G Preferred provides for cumulative dividends payable quarterly at the rate of 6 1/2% per annum calculated as a percentage of the stated value. The BAC Series G Preferred is subject to redemption, in whole or in part, at the option of BAC at $51.95 per share during the twelve months beginning May 31, 1995, at decreasing prices thereafter through May 30, 2001, and at $50.00 per share thereafter, in each case plus accrued and unpaid dividends.

     The BAC Series G Preferred is convertible, at any time, unless previously redeemed, into BAC Common Stock at a conversion rate of 1.09649 shares of BAC Common Stock for each share of BAC Series G Preferred (equivalent to a conversion price of $45.60 per share of BAC Common Stock). The conversion rate is protected by customary antidilution provisions.

     BAC Series H Preferred. The BAC Series H Preferred has a stated value of $25.00 per share. The BAC Series H Preferred provides for cumulative dividends payable quarterly at the rate of 9% per annum calculated as a percentage of the stated value. The BAC Series H Preferred is subject to redemption, in whole or in part, at the option of BAC at $25.00 per share on and after January 15, 1997, plus accrued and unpaid dividends.

     BAC Series I Preferred. The BAC Series I Preferred has a stated value of $500.00 per share. The BAC Series I Preferred provides for cumulative dividends payable quarterly at a rate of 11% per annum calculated as a percentage of the stated value. The BAC Series I Preferred is subject to redemption, in whole or in part, at the option of BAC at $527.50 per share on or after September 30, 1995 and prior to September 30, 1996, at decreasing prices thereafter through September 29, 2000, and at $500.00 per share thereafter, in each case plus accrued and unpaid dividends.

     BAC Series J Preferred. The BAC Series J Preferred has a stated value of $500.00 per share. The BAC Series J Preferred provides for cumulative dividends payable quarterly at a rate of 11% per annum calculated as a percentage of the stated value. The BAC Series J Preferred is subject to redemption, in whole or in part, at the option of BAC at $527.50 per share on or after March 31, 1996 and prior to March 31, 1997, at decreasing prices thereafter through March 30, 2001, and at $500.00 per share thereafter, in each case plus accrued and unpaid dividends.

     BAC Series K Preferred. The BAC Series K Preferred has a stated value of $25.00 per share. The BAC Series K Preferred provides for cumulative dividends payable quarterly at a rate of 8 3/8% per annum calculated as a percentage of the stated value. The BAC Series K Preferred is subject to redemption, in whole or in part, at the option of BAC on or after February 15, 1997, at $25.00 per share, plus accrued and unpaid dividends.

     BAC Series L Preferred. The BAC Series L Preferred has a stated value of $500.00 per share. The BAC Series L Preferred provides for cumulative dividends payable quarterly at a rate of 8.16% per annum calculated as a percentage of the stated value. The BAC Series L Preferred is subject to redemption, in whole or in part, at the option of BAC on or after July 13, 1997, at $500.00 per share, plus accrued and unpaid dividends.

     BAC Series M Preferred. The BAC Series M Preferred has a stated value of $500.00 per share. The BAC Series M Preferred provides for cumulative dividends payable quarterly at a rate of 7 7/8% per annum calculated as a percentage of the stated value. The BAC Series M Preferred is subject to redemption, in whole

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

or in part, at the option of BAC on or after September 30, 1997, at $500.00 per share, plus accrued and unpaid dividends.

     BAC Series N Preferred. The BAC Series N Preferred has a stated value of $500.00 per share. The BAC Series N Preferred provides for cumulative dividends payable quarterly at a rate of 8 1/2% per annum calculated as a percentage of the stated value. The BAC Series N Preferred is subject to redemption, in whole or in part, at the option of BAC on or after December 15, 1997, at $500.00 per share, plus accrued and unpaid dividends.

BAC ADJUSTABLE RATE PREFERRED STOCK, SERIES 1

     The following is a summary of the material rights, preferences and privileges of the BAC Series 1 Preferred Stock, as set forth in the Certificate of Designation, Preferences and Rights for the BAC Adjustable Rate Preferred Stock, Series 1, attached as Annex E to this Proxy Statement-Prospectus. The summary does not purport to be a complete description of the terms of the BAC Series 1 Preferred Stock, and is qualified in its entirety by the reference to the full text of the form of such Certificate of Designation.

     At the Effective Time, each outstanding share of Continental Series 1 Preferred Stock will be converted into one share of BAC Series 1 Preferred Stock. The rights, preferences and privileges of the BAC Series 1 Preferred Stock are substantially the same as those of the Continental Series 1 Preferred Stock.

     Dividends. The holders of shares of BAC Series 1 Preferred Stock are entitled to receive, when and as declared by the Board of Directors of BAC or by a committee of said Board duly authorized by said Board, cumulative cash dividends, payable quarterly, at an annual rate equal to (1) 1.00% less than (2) the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate (each as hereinafter defined) for such dividend period, with provisions to approximate such rates in the event that BAC determines in good faith that for any reason one or more of such rates cannot be determined. Notwithstanding the foregoing, the interest rate for any quarterly dividend period will in no event be less than 7.50% per annum or greater than 13.50% per annum.

     The "Treasury Bill Rate" for each quarterly dividend period is the arithmetic average of the two most recent weekly per annum secondary market discount rates for three-month U.S. Treasury bills as published weekly by the Federal Reserve Board during the 14 calendar days immediately prior to the last ten calendar days of the calendar month prior to the quarterly dividend period for which the dividend rate on BAC Series 1 Preferred Stock is being determined.

     The "Ten Year Constant Maturity Rate" for each quarterly dividend period is the arithmetic average of the two most recent weekly per annum average yields to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of 10 years), as published weekly by the Federal Reserve Board during the 14 calendar days immediately prior to the last ten calendar days of the calendar month prior to the quarterly dividend period for which the dividend rate on BAC Series 1 Preferred Stock is being determined.

     The "Twenty Year Constant Maturity Rate" for each quarterly dividend period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of 20 years), as published weekly by the Federal Reserve Board during the 14 calendar days immediately prior to the last ten calendar days of the calendar month prior to the quarterly dividend period for which the dividend rate on BAC Series 1 Preferred Stock is being determined.

     Redemption. The shares of BAC Series 1 Preferred Stock, as a whole or in part, are redeemable, with the prior written consent of the Federal Reserve Board, if required, at any time or from time to time, at BAC's option. The redemption price will be $50.00 per share, plus accrued and unpaid dividends thereon to the date fixed for redemption.

     If fewer than all outstanding shares of BAC Series 1 Preferred Stock are to be redeemed, the number of shares to be redeemed will be determined by the BAC Board of Directors and the shares to be redeemed will

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

be determined by lot, pro rata or by any other method determined to be equitable by the BAC Board of Directors in its sole discretion.

     Notice of redemption will be mailed not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of BAC Series 1 Preferred Stock to be redeemed, at such holder's address as it appears on the stock register of BAC.

     Conversion or Exchange. The holders of shares of BAC Series 1 Preferred Stock have no right to convert or exchange such shares for any other class or classes or series of any class or classes of capital stock of BAC.

     Voting. Shares of BAC Series 1 Preferred Stock have no voting power, except that the vote of at least two-thirds of the number of shares of BAC Series 1 Preferred Stock and the BAC Series 2 Preferred Stock (collectively, the "BAC Mirror Preferred") at the time outstanding voting separately as a class without regard to series is necessary to validate or effect any change in the Certificate of Incorporation or certificate supplement thereto or By-laws of BAC which would materially and adversely alter or change the preferences, privileges, rights or powers given to the holders of the BAC Mirror Preferred, or the issuance of any shares of any other class of stock of BAC ranking prior to the BAC Mirror Preferred as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of BAC. In addition, if at any time or times dividends payable on any share or shares of BAC Mirror Preferred are in arrears in an amount equal to at least six full quarterly dividends, the holders of record of the outstanding BAC Mirror Preferred of all series will have the exclusive right, voting separately as a single class, to elect two directors of BAC at a special meeting of stockholders of BAC or at the next annual meeting of stockholders of BAC, and at each subsequent annual meeting of stockholders. The holders of shares of BAC Series 1 Preferred Stock will be entitled to cast one vote for each share held. The right of the holders of Series 1 Preferred Stock to elect two directors will terminate when all arrears in dividends have been paid or declared and set aside for payment.

     Liquidation Rights. Upon the dissolution, liquidation or winding up of BAC, whether voluntary or involuntary, the holders of the shares of BAC Series 1 Preferred Stock will be entitled to receive out of the assets of BAC available for distribution to stockholders, before any payment or distribution is made on the Common Stock or any other class of stock ranking junior to the BAC Series 1 Preferred Stock, upon liquidation, the amount of $50.00 per share, plus a sum equal to all dividends on such shares accrued and unpaid thereon to the date of final distribution.

     Neither the sale, lease or exchange of all or substantially all of the property and assets of BAC nor the merger or consolidation of BAC into or with any other corporation or the merger or consolidation of any other corporation into or with BAC will be deemed a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of these liquidation rights.

     Priority of BAC Series 1 Preferred Stock. The shares of BAC Series 1 Preferred will rank on a parity, either as to dividends or the distribution of assets upon liquidation, with the shares of BAC Series 2 Preferred Stock and any other class of stock if the holders of such stock are entitled to the receipt of dividends or amounts distributable upon dissolution, liquidation or winding up of BAC, in proportion to their respective dividend rates or liquidation prices, without preference or priority, as between the holders of such stock and the holders of BAC Series 1 Preferred Stock. Any stock which is entitled to dividends or distributions upon dissolution, liquidation or winding up of BAC in preference or priority to the holders of BAC Series 1 Preferred Stock shall rank prior to BAC Series 1 Preferred Stock. If the holders of BAC Series 1 Preferred Stock are entitled to dividends or distributions upon dissolution, liquidation or winding up of BAC in preference or priority to any stock, such stock will rank junior to BAC Series 1 Preferred Stock.

BAC ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES 2

     The following is a summary of the material rights, preferences and privileges of the BAC Series 2 Preferred Stock, as set forth in the Certificate of Designation, Preferences and Rights for the BAC Adjustable Rate Cumulative Preferred Stock, Series 2, attached as Annex F to this Proxy Statement-Prospectus. The summary does not purport to be a complete description of the terms of the BAC Series 2 Preferred Stock, and is qualified in its entirety by the reference to the full text of such form of Certificate of Designation.

     At the Effective Time, except for shares as to which appraisal rights are perfected in accordance with the provisions of the Delaware Corporation Law, each outstanding share of Continental Series 2 Preferred Stock will be converted into one share of BAC Series 2 Preferred Stock. The rights, preferences and privileges of the BAC Series 2 Preferred Stock are substantially the same as those of the Continental Series 2 Preferred Stock. For a discussion of appraisal rights, see "THE MERGER -- Appraisal Rights" in this Proxy Statement-Prospectus and Section 262 of the Delaware Corporation Law attached as Annex C to this Proxy Statement-Prospectus.

     Depositary Shares. The BAC Series 2 Preferred Stock will be deposited with Mellon Bank, N.A., or its successor, as Depositary (the "Depositary"), under a Deposit Agreement (the "Series 2 Preferred Stock Deposit Agreement") among BAC (as successor to Continental), the Depositary and the holders from time to time of the depositary shares (the "BAC Series 2 Preferred Stock Depositary Shares"). Subject to the terms of the Series 2 Preferred Stock Deposit Agreement, each owner of a BAC Series 2 Preferred Stock Depositary Share will be entitled through the Depositary, in proportion to the one-fourth interest in a share of BAC Series 2 Preferred Stock underlying such BAC Series 2 Preferred Stock Depositary Share, to all rights and preferences of a share of BAC Series 2 Preferred Stock (including dividend, voting, redemption and liquidation rights). Since each share of BAC Series 2 Preferred Stock entitles the holder thereof to one vote on matters on which the BAC Series 2 Preferred Stock is entitled to vote, each BAC Series 2 Preferred Stock Depositary Share will, in effect, entitle the holder thereof to one-fourth of a vote thereon, rather than one full vote. BAC will apply to list the BAC Series 2 Preferred Stock Depositary Shares on the NYSE. Notwithstanding the foregoing, any share of BAC Series 2 Preferred Stock issued in respect to shares of BAC Series 2 Preferred Stock previously withdrawn from and not redeposited with the Depositary prior to the Effective Time will be issued directly to the record holder thereof.

     Dividends. The holders of shares of BAC Series 2 Preferred Stock are entitled to receive, when and as declared by the Board of Directors of BAC, or by a committee of said Board duly authorized by said Board, cumulative quarterly cash dividends at the annual rate of 1.10% greater than the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate determined for such quarterly dividend period in the same manner discussed under "-- BAC Adjustable Rate Preferred Stock, Series
1 -- Dividends." Notwithstanding the foregoing, the interest rate for any quarterly dividend period will in no event be less than 9.00% per annum or greater than 15.75% per annum.

     Redemption. The shares of BAC Series 2 Preferred Stock, as a whole or in part, are redeemable, with the prior written consent of the Federal Reserve Board, if required, at any time or from time to time, at BAC's option. The redemption price will be (i) $108.00 per share for any redemption occurring on or before August 15, 1999 and (ii) $100.00 per share for any redemption occurring after August 15, 1999, plus accrued and unpaid dividends thereon to the date fixed for redemption.

     If fewer than all outstanding shares of BAC Series 2 Preferred Stock are to be redeemed, the number of shares to be redeemed will be determined by the BAC Board of Directors, and the shares to be redeemed will be determined by lot, pro rata or by any other method that is determined to be equitable by the BAC Board of Directors in its sole discretion.

     Notice of redemption will be mailed not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of BAC Series 2 Preferred Stock to be redeemed, at such holder's address as it appears on the stock register of BAC.

     Voting. Shares of BAC Series 2 Preferred Stock have no voting power, except that the vote of at least two-thirds of the number of shares of BAC Series 2 Preferred Stock at the time outstanding voting separately as a class without regard to series is necessary to validate or effect any change in the Certificate of Incorporation or certificate supplement thereto or By-laws of BAC which would materially and adversely alter or change the preferences, privileges, rights and powers given to the holders of the BAC Series 2 Preferred Stock or the issuance of any shares of any other class of stock of BAC ranking prior to the BAC Series 2

Preferred Stock as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of BAC. In addition, if, at any time or times, dividends payable on any share or shares of BAC Series 2 Preferred Stock are in arrears in an amount equal to at least six full quarterly dividends, the holders of record of the outstanding BAC Series 2 Preferred Stock of all series will have the exclusive right, voting separately as a single class, to elect two directors of BAC at a special meeting of stockholders of BAC or at the next annual meeting of stockholders of BAC, and at each subsequent annual meeting to stockholders. The holders of the shares of BAC Series 2 Preferred Stock will be entitled to cast one vote for each share held. The rights of the holders of BAC Series 2 Preferred Stock to elect two directors will terminate when all arrears in dividends have been paid or declared and set aside for payment.

     Liquidation Rights. Upon the dissolution, liquidation or winding up of BAC, whether voluntary or involuntary, the holders of the shares of BAC Series 2 Preferred Stock will be entitled to receive out of the assets of BAC available for distribution to stockholders, before any payment or distribution will be made on the BAC Common Stock or any other class of stock ranking junior to the BAC Series 2 Preferred Stock, upon liquidation the amount of $100.00 per share, plus a sum equal to all dividends on such shares accrued and unpaid thereon to the date of final distribution.

     Neither the sale, lease or exchange of all or substantially all of the property and assets of BAC nor the merger or consolidation of BAC into or with any other corporation or the merger or consolidation of any other corporation into or with BAC will be deemed a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of these liquidation rights.

     Priority of BAC Series 2 Preferred Stock. The shares of BAC Series 2 Preferred Stock will rank on a parity, either as to dividends or upon liquidation, with shares of BAC Series 1 Preferred Stock and any other class of stock if the holders of such stock are entitled to the receipt of dividends or amounts distributable upon dissolution, liquidation or winding up of BAC in proportion to their respective dividend rates or liquidation prices, without preference or priority, as between the holders of such stock and the holders of BAC Series 2 Preferred Stock. Any stock which is entitled to dividends or distributions upon dissolution, liquidation or winding up of BAC in preference or priority to the holders of BAC Series 2 Preferred Stock will rank prior to BAC Series 2 Preferred Stock. If holders of BAC Series 2 Preferred Stock are entitled to dividends or distributions upon dissolution, liquidation or winding up of BAC in preference or priority to any stock, such stock will rank junior to BAC Series 2 Preferred Stock.

          COMPARISON OF RIGHTS OF STOCKHOLDERS OF BAC AND CONTINENTAL

     The rights of BAC's stockholders are governed by BAC's Certificate of Incorporation, its By-laws ("BAC By-laws") and the laws of the State of Delaware. The rights of Continental Common Stockholders are governed by Continental's Certificate of Incorporation, its By-laws ("Continental By-laws") and the laws of the State of Delaware. After the Effective Time of the Merger, the rights of Continental Common Stockholders who become BAC stockholders will be governed by BAC's Certificate of Incorporation, the BAC By-laws and the laws of the State of Delaware. In most respects, the rights of BAC stockholders and Continental stockholders are similar. The following is a summary of all material differences between the rights of BAC stockholders and the rights of Continental Common Stockholders under their respective Certificates of Incorporation and By-laws.

SPECIAL MEETINGS

     Under the BAC By-laws, the stockholders owning a majority in amount of the entire capital stock of BAC issued and outstanding and entitled to vote may require a special meeting of the stockholders to be called. Any business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice for such meeting.

     Continental's Certificate of Incorporation and the Continental By-laws do not grant comparable rights.

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

PROXIES

     Under the BAC By-laws, no proxy may be voted after three years from its date, unless the proxy provides for a longer period.

     The Continental By-laws provide that a proxy can only be voted or acted upon at a specific meeting or its adjournment.

NOTICE OF STOCKHOLDER BUSINESS

     Under the BAC By-laws, a stockholder must give 30 to 60 days' prior notice to BAC's Corporate Secretary of any business the stockholder wishes to bring before a meeting of stockholders for a vote. The notice must contain a brief description of the business, the reason for conducting such business at the meeting, the name and address of the stockholder proposing the business, the class and number of shares of BAC stock the stockholder owns and any material interest of the stockholder in the business.

     Continental's Certificate of Incorporation and the Continental By-laws do not impose comparable conditions on the submission of matters for a vote at stockholder meetings.

NOTICE OF DIRECTOR NOMINATIONS

     Under the BAC By-laws, a stockholder must give 30 to 60 days' prior notice to BAC's Corporate Secretary if the stockholder wishes to nominate any person for election as a BAC director at BAC's annual meeting of stockholders. The notice must contain the following information: with respect to each person the stockholder wishes to nominate, all information relating to the person required to be disclosed in solicitations for proxies for election pursuant to Regulation 14A under the Exchange Act; the name and address of the stockholder making the nomination; and the class and number of shares of BAC stock the stockholder owns.

     Continental's Certificate of Incorporation and the Continental By-laws do not contain comparable conditions on the submission of director nominations by stockholders.

STOCKHOLDER MEETINGS

     BAC's Certificate of Incorporation prohibits stockholder action by written consent and requires that any stockholder action be taken at a meeting of stockholders.

     There is no comparable restriction in Continental's Certificate of Incorporation or the Continental By-laws.

INDEMNIFICATION

     The BAC By-laws and BAC's Certificate of Incorporation provide that directors, officers and certain other persons will be indemnified to the fullest extent authorized by the Delaware Corporation Law. While the general scope of indemnification provided by the BAC and Continental By-laws is similar, the indemnification provisions differ in certain respects as summarized below.

     Continental's Certificate of Incorporation and the Continental By-laws specify certain procedures for determination of entitlement to indemnification. Unless indemnification is authorized by a court or the director, officer, employee or agent of Continental has been successful in the action, suit or claim, indemnification will only be authorized upon a determination that the person in question has met the applicable standards of conduct (i) by a majority vote of a quorum of directors not parties to the action or (ii) if such a quorum is not available or a quorum of disinterested directors so directs, by independent counsel in a written opinion or (iii) by the stockholders. The BAC By-laws do not specify procedures for establishing entitlement to indemnification. Under Delaware law, such a determination may generally be made by the independent members of the Board of Directors, independent legal counsel or the stockholders.

     Under the Continental By-laws, no person is entitled to indemnification or advancement of expenses with respect to any proceeding or claim brought or made by such person against Continental. The BAC By-laws permit indemnification with respect to any suit initiated by a person only if such suit was authorized by the BAC Board of Directors.

RIGHTS PLANS

     On July 22, 1991, the Board of Directors of Continental declared a dividend of one preferred share purchase right (a "Continental Right") for each outstanding share of Continental Common Stock. Each Continental Right entitles the registered holder to purchase from Continental one-hundredth of a share of Series 3 Preferred Stock, without par value (the "Continental Series 3 Preferred"), of Continental at a price of $55 per one-hundredth of a share of Continental Series 3 Preferred, subject to adjustment. The description and terms of the Continental Rights are set forth in a Rights Agreement (the "Continental Rights Agreement") between Continental and Continental Bank, as rights agent.

     The terms of the Continental Rights Agreement and of the Continental Rights are substantially similar to the terms of the BAC Rights Agreement and the BAC Rights, respectively, described under "DESCRIPTION OF BAC CAPITAL STOCK -- BAC Common Stock and Rights," except that (i) the purchase prices for the BAC Series E Preferred and the Continental Series 3 Preferred differ, (ii) the expiration date is April 22, 1998 in the case of the BAC Rights and July 22, 2001 in the case of the Continental Rights, subject to extension or earlier redemption in each case, (iii) the BAC Rights may be redeemed at $0.001 per BAC Right and the Continental Rights may be redeemed at $.01 per Continental Right, (iv) the Continental Rights are not subject to automatic redemption under certain circumstances upon approval of a majority of the Continental Common Stockholders at a special meeting held in connection with certain acquisition offers, and (v) the Continental Rights Agreement does not provide that the Continental Rights are not exercisable if a person increases his or her beneficial ownership from less than 20% to 80% or more by purchase pursuant to a tender offer.

     The terms of the Continental Series 3 Preferred are substantially similar to the terms of the BAC Series E Preferred described under "DESCRIPTION OF BAC CAPITAL STOCK -- BAC Common Stock and Rights."

     Continental has amended the Continental Rights Agreement as of January 27, 1994, so as to provide that (i) none of the approval, execution or delivery of the Merger Agreement or the Stock Option Agreement, the consummation of the Merger or the acquisition of shares of Continental Common Stock pursuant to the Stock Option Agreement will cause the Continental Rights issued thereunder to become exercisable and (ii) upon the consummation of the Merger, the Continental Rights issued thereunder will expire.

     A copy of the Continental Rights Agreement, as amended, has been filed with the SEC as an exhibit to a Current Report on Form 8-K dated July 22, 1991, as amended by a Form 8-K dated February 7, 1994.

                                 OTHER MATTERS

REGULATORY APPROVALS REQUIRED

     The Merger cannot proceed in the absence of the requisite regulatory approvals. See "THE MERGER AGREEMENT -- Conditions to Consummation of the
Merger -- Conditions to Each Party's Obligation to Effect the Merger" and
"-- Termination." There can be no assurance that such regulatory approvals will be obtained, and, if obtained, there can be no assurance as to the date of any such approvals. There can also be no assurance that any such approvals will not contain a condition or requirement which causes such approvals to fail to satisfy the conditions set forth in the Merger Agreement. Specifically, under the Merger Agreement, BAC is not obligated to effect the Merger if, in its reasonable business judgment, any governmental entity (including a bank regulator) imposes any condition or restriction upon BAC or its subsidiaries in the transaction which would be burdensome in the context of the transactions contemplated by the Merger Agreement. See "THE MERGER AGREEMENT -- Conditions to Consummation of the Merger -- Conditions to the Obligations of BAC to Effect the Merger."

     The Merger is subject to the approval of the Federal Reserve Board and the Illinois Commissioner. Aspects of the Merger will require notifications to, or approvals from, certain other federal authorities and banking or other regulatory authorities in certain states as well as in certain of the foreign jurisdictions in which BAC and Continental operate.

     The Merger is subject to approval by the Federal Reserve Board under Sections 3 and 4 of the BHCA and Section 25A of the Federal Reserve Act. Applications for such approval were submitted to the Federal Reserve Board in April 1994. Under Section 3 of the BHCA, the Federal Reserve Board must withhold approval of the Merger if it finds that the transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any geographical area in the United States. In addition, the Federal Reserve Board may not approve the Merger if it finds that the effect thereof may be to substantially lessen competition or to tend to create a monopoly or would in any other manner be in restraint of trade, unless it finds that the anti-competitive effects of the Merger are clearly outweighed in the public interest by the probable effects of the Merger in meeting the convenience and needs of the communities to be served. The Federal Reserve Board will also take into consideration the financial and managerial resources and future prospects of BAC, Continental and their respective banking subsidiaries following the transaction. The Community Reinvestment Act of 1978 ("CRA") also requires that the Federal Reserve Board, in deciding whether to approve the Merger, assess the record of the U.S. depository subsidiaries of Continental and BAC under the CRA. The CRA requires each depository institution to help meet the credit needs of its local communities, including low-and moderate-income neighborhoods, consistent with safe and sound operation. The Federal Reserve Board has also indicated that it will not approve a significant acquisition unless the resulting institution has adequate regulatory capital, taking into account, among other things, the nature of the business and operations and plans for expansion. Federal Reserve Board approval is also required under the Federal Reserve Act with respect to certain subsidiaries and investments of Continental.

     Under Section 11 of the BHCA, the Merger may not be consummated before the 30th day after the date of Federal Reserve Board approval. The United States Department of Justice, state authorities or other interested or affected persons may challenge the Merger on antitrust grounds. Unless a court specifically orders otherwise, if the Department of Justice commences an antitrust action during the 30-day period after the date of Federal Reserve Board approval, such action would stay the effectiveness of that approval.

     The Illinois Commissioner will approve a plan of merger whereby an out-of-state bank holding company is seeking to acquire an Illinois bank holding company if it appears that: (i) the acquisition will promote the safety and soundness of the institution to be acquired; (ii) the banks already controlled by the acquiror comply with the CRA; (iii) the acquiror intends to adequately meet the needs of the communities served by the Illinois bank holding company in accordance with the CRA; (iv) the acquiror and the banks controlled by it have timely filed reports required by bank regulators; and (v) the transaction will bring net new benefits to Illinois. BAC submitted an application for such approval to the Illinois Commissioner in April 1994. In addition, Illinois law requires that after the Merger is consummated the resulting bank holding company meet certain capital requirements. Approval by the Illinois Commissioner is subject to receipt of federal regulatory approvals. In addition, in the event Continental's principal subsidiary, Continental Bank, is converted to an Illinois state-chartered bank prior to the Effective Time, the Merger will be subject to the approval by the Illinois Commissioner under Illinois law.

CERTAIN PENDING LITIGATION

     Five purported stockholder class action suits have been filed arising out of Continental's proposed participation in the Merger. On January 28, 1994, shortly after announcement of the proposed merger, four purported stockholder class action suits were filed in the Court of Chancery of the State of Delaware (Slater v. Continental Bank Corporation, Case No. 13362; Fecht v. Theobald, Case No. 13363; Nitti v. Theobald, Case No. 13364; and Dupree v. Gildehaus, Case No. 13365). In addition, a fifth purported stockholder class action suit was filed in the Court of Chancery of the State of Delaware on or about February 9, 1994 (Wholesale Realtors Supply v. Continental Bank Corporation, Case No. 13372). On March 7, 1994, the Court entered an order consolidating these five actions under the heading In Re Continental Bank Corporation Shareholder Litigation, Consolidated Case No. 13362.

     The actions were brought against Continental, the individual members of the Continental Board and BAC. In general, the actions variously allege that Continental's directors breached their fiduciary duties to the stockholders by agreeing to the proposed merger at an allegedly "grossly inadequate" price in light of recent operating results of Continental and other alleged factors, and allegedly without conducting certain auction, open bidding or "market check" procedures and by agreeing to certain terms of the proposed Merger, principally the Stock Option and the termination payment mechanism (as described in "THE MERGER AGREEMENT -- Additional Agreements -- No Solicitation of Transactions; Termination Payment"), which allegedly prevent or discourage additional potential acquirors from offering a higher price to Continental's stockholders than the price to be paid by BAC. The Slater and Wholesale Realtors Supply lawsuits further allege that Continental's directors breached their fiduciary duties by failing to appoint a committee of unaffiliated directors to consider the proposed Merger. The actions seek certification of a class action on behalf of Continental's stockholders. The actions seek damages for any alleged higher price which could have been obtained and for any benefits obtained by management, and other damages including attorney's fees, injunctive relief against consummation of the Merger and against the Stock Option Agreement and termination fee, and seek to require a formal auction of Continental and various other forms of relief. Continental's management intends to vigorously defend these actions. In the opinion of management, based in part on the advice of counsel, Continental has substantially meritorious defenses against these actions, and, in any event, the disposition of these actions will not have a material effect on the consolidated financial position or results of operations of Continental.

                PRINCIPAL AND OTHER STOCKHOLDERS OF CONTINENTAL

     The following table sets forth the beneficial ownership of outstanding Continental Common Stock by Continental Common Stockholders known by Continental to own five percent or more of Continental's outstanding Common Stock. In addition, in connection with the proposed Merger of Continental with BAC, Continental has granted BAC an option to purchase shares of Continental Common Stock representing approximately 19.9% of its outstanding Common Stock at a price of $37.50 per share. See "THE STOCK OPTION AGREEMENT."

TITLE OF              NAME AND ADDRESS                  AMOUNT AND NATURE                PERCENT OF
 CLASS               OF BENEFICIAL OWNER             OF BENEFICIAL OWNERSHIP               CLASS
- --------    -------------------------------------    -----------------------             ----------
Common      Merrill Lynch & Co., Inc.                       4,623,775(a)                     8.7%
            World Financial Center
            North Tower
            250 Vesey Street
            New York, New York 10281
Common      Mellon Bank Corporation                         6,452,000(b)                   12.56%
            One Mellon Bank Center
            Pittsburgh, Pennsylvania 15258

- ---------------

(a) These shares are reported as beneficially owned as of December 31, 1993, with shared voting and investment power, and include 4,618,000 shares beneficially owned by Merrill Lynch Assets Management, L.P., a registered investment advisor, for Merrill Lynch Capital Fund, Inc., a registered investment company.

(b) Mellon Bank Corporation has reported beneficial ownership of these shares in various fiduciary capacities as of December 31, 1993, with sole voting power as to 3,226,000 shares, shared voting power as to 107,000 shares, sole dispositive power as to 3,329,000 shares and shared dispositive power as to 3,123,000 shares.

     The following table sets forth the beneficial ownership of outstanding Continental Common Stock as of May 6, 1994, (i) by each director and nominee and the six executive officers of Continental named in the Summary Compensation Table under "EXECUTIVE OFFICER COMPENSATION" (less than 1% in each case except for Mr. Theobald, who owned 2.3%), and (ii) by all directors and executive officers of Continental as a group (6.7%).

        Bert A. Getz......................................................     18,762
        Thomas A. Gildehaus...............................................      2,215
        Robert B. Goergen.................................................     15,009(a)
        William M. Goodyear...............................................    343,304(b)
        Richard L. Huber..................................................    391,237(b)
        Miles L. Marsh....................................................      2,739
        Roger H. Morley...................................................      1,646
        Michael J. Murray.................................................    346,395(b)
        Michael E. O'Neill................................................     80,277(b)(c)
        Hollis W. Rademacher..............................................    360,712(b)
        Linda Johnson Rice................................................      5,031
        John M. Richman...................................................      9,795
        Gordon I. Segal...................................................      5,256
        Thomas C. Theobald................................................  1,198,451(a)(b)
        James L. Vincent..................................................      3,255
        All directors and executive officers as a group
          (20 in number)..................................................  3,470,191(a)(b)(c)

- ---------------

(a) Does not include shares as to which beneficial ownership is disclaimed, as follows: Mr. Goergen, 1,500 shares; Mr. Theobald, 14,000 shares; all directors and executive officers as a group, 15,500 shares.

(b) Includes the right to acquire shares under stock options or stock appreciation rights as follows: Mr. Goodyear, 310,000 shares; Mr. Huber, 248,000 shares; Mr. Murray, 310,000 shares; Mr. O'Neill, 62,914 shares; Mr. Rademacher, 347,750 shares; Mr. Theobald, 872,167 shares; all directors and executive officers as a group, 2,775,163 shares. Also includes shares with sole voting but no present investment power awarded as a portion of base annual incentives under Continental's Management Incentive Plan as follows:
     Mr. Goodyear, 6,140 shares; Mr. Huber, 7,675 shares; Mr. Murray, 5,884 shares; Mr. O'Neill, 5,117 shares; Mr. Theobald, 10,233 shares; all directors and executive officers as a group, 47,075 shares.

(c) Includes as of December 31, 1993, 1,739 shares credited to the accounts of two executive officers under Continental's Employees Stock Ownership Plan as to which such officers have sole voting but no present investment power. Persons who become executive officers are no longer eligible to receive annual allocations of shares under the Plan.

     A trust of which Mr. Goergen is the trustee holds 400 shares (less than 0.1%) of the outstanding Continental Series 2 Preferred Stock for the benefit of a family member. Mr. Goergen disclaims beneficial ownership in those shares. No other director or executive officer beneficially owns any depositary shares representing interests in shares of Continental Series 2 Preferred Stock.

                       ELECTION OF CONTINENTAL DIRECTORS

     The Continental Board of Directors has fixed the number of directors to be elected at 13. The persons elected as directors are to serve until the next annual meeting of stockholders of Continental and until their successors are duly elected and qualified or, if earlier, until the consummation of the Merger. All directors of Continental also serve as directors of its subsidiary, Continental Bank. All nominees have been recommended for election by the Committee on Directors of the Continental Board.

     It is intended that all shares of stock represented by a proxy in the accompanying form will be voted for the election of the persons listed below as directors unless otherwise specified in such proxy. If a quorum is present, directors will be elected by a plurality vote with the result that abstentions and failures to vote

(including broker non-votes) would not affect the outcome of the election. The following information, including principal occupation for the last five years, has been furnished by the respective nominees.

      THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOLLOWING NOMINEES:

                BERT A. GETZ

                57, chairman of the board, president and director of Globe Corporation, a diversified investment company. Joined that company in 1959, became its president in 1974 and its chairman in 1992. Other directorships include CalMat Co. and Dean Foods Company. DIRECTOR SINCE 1992.

                THOMAS A. GILDEHAUS

                53, president, chief executive officer and director since July 1992 of UNR Industries, Inc., a holding company with businesses engaged principally in metal fabrication. Previously employed by Deere & Company, a manufacturer of agricultural and industrial equipment, from 1980 to June 1992, becoming executive vice president in 1982. DIRECTOR SINCE 1993.

                ROBERT B. GOERGEN

                55, chairman of the board, chief executive officer and director since 1976 of Blyth Industries, Inc., a manufacturer of candles and various home accessories. Chairman of the board since April 1990 of XTRA Corporation, a trailer leasing firm. Director of Wellstead Industries, Inc. DIRECTOR SINCE 1991.

                WILLIAM M. GOODYEAR

                46, vice chairman of Continental and Continental Bank since February 1993. Joined Continental Bank in 1972, elected senior vice president of Continental Bank in 1984 and executive vice president of Continental and Continental Bank in 1985. DIRECTOR SINCE 1993.

                RICHARD L. HUBER

                57, vice chairman of Continental and Continental Bank since 1990. Previously employed as executive vice president for two years by Chase Manhattan Corporation. Prior thereto, was a group executive of Citicorp and Citibank, N.A. Joined Citibank, N.A. in 1973. Director of Capital Re Corporation and Specialty Equipment Companies, Inc. DIRECTOR SINCE 1991.

                MILES L. MARSH

                46, chairman, chief executive officer and director since April 1991 of Pet Incorporated, a food products company. From 1989 through March 1991, was president and chief operating officer of Whitman Corporation, an international consumer goods and services company. Previously employed by units of Philip Morris Companies Inc., a holding company with subsidiaries engaged primarily in the manufacture and sale of various consumer products, from 1981 to 1989, becoming president of General Foods U.S.A. in February 1989, having served as president, Kraft Operations and Technology Group, from 1988. Other directorships include Hartmarx Corporation and Whirlpool Corporation. DIRECTOR SINCE 1993.

                ROGER H. MORLEY

                62, business consultant and private investor since 1981. Previously employed by American Express Company for seven years, becoming vice chairman in 1975 and president in 1977. Served as a director of that company between 1975 and 1980. Also served as a director of American Express Bank from 1975 through 1979. Vice president of Schiller International University, Germany. Director of Biogen, Inc., and Artal S.A. (Luxembourg). DIRECTOR SINCE 1992.

                MICHAEL J. MURRAY

                49, vice chairman of Continental and Continental Bank since February 1993. Joined Continental Bank in 1969, elected senior vice president of Continental Bank in 1984 and executive vice president of Continental and Continental Bank in 1985. Director of Technology Solutions Company. DIRECTOR SINCE 1993.

                LINDA JOHNSON RICE

                36, president and chief operating officer of Johnson Publishing Company, Inc., the publisher of Ebony and other magazines. Joined that company in 1980, became vice president in 1985 and president and chief operating officer in 1987. Director of Bausch & Lomb Incorporated and The Dial Corp. DIRECTOR SINCE 1989.

                JOHN M. RICHMAN

                66, of counsel to the law firm of Wachtell, Lipton, Rosen & Katz since January 1990. Retired in 1989 from the management of Philip Morris Companies Inc., a holding company with subsidiaries engaged primarily in the manufacture and sale of various consumer products, and Kraft General Foods, Inc., a subsidiary of Philip Morris Companies Inc. Joined Kraft in 1954, becoming chairman and chief executive officer in 1979 and vice chairman of Philip Morris Companies Inc. in 1988. Directorships include Philip Morris Companies Inc., R.R. Donnelley & Sons Company and USX Corporation. DIRECTOR SINCE 1980.

                GORDON I. SEGAL

                55, president, chief executive officer and director of Crate & Barrel, a housewares retail company. Founded that company in 1962. DIRECTOR SINCE 1991.

                THOMAS C. THEOBALD

                57, chairman and chief executive officer of Continental and Continental Bank since 1987. Previously vice chairman of Citicorp and Citibank, N.A. for five years, having joined Citibank, N.A. in 1960. Director of Xerox Corporation. Trustee of The Mutual Life Insurance Company of New York. DIRECTOR SINCE 1987.

                JAMES L. VINCENT

                54, chairman of the board of directors, chief executive officer and director since 1985 of Biogen, Inc., a biotechnology and pharmaceutical firm. Director of Millipore Corporation. DIRECTOR SINCE 1991.

     If any nominee should unexpectedly become unavailable for election, proxies may be voted for another person selected by the Continental Board.

     The Boards of Directors of Continental and Continental Bank each had eight meetings in 1993. All incumbent directors, except Mr. Vincent, attended 75% or more of the aggregate number of meetings of the Boards of Directors and of the Committees of the Boards of Directors during the time they served.

     Messrs. Getz, Gildehaus, Morley and Segal serve as members of the Audit Committee of the Continental Board. Mr. Segal acts as Chairman of the Audit Committee. The principal duties of the Audit Committee are to: (i) cause a suitable and continuous examination into the affairs of Continental by independent accountants and Continental's internal auditing staff; (ii) review the worldwide credit risk portfolio of Continental and its subsidiaries; (iii) recommend the appointment or discharge of the principal independent accountants, appraise their independence and professional capabilities and approve their proposed fees; (iv) review the plan, scope and results of the independent auditing activities; (v) review the adequacy of internal accounting and financial controls and the scope and results of internal auditing procedures;
(vi) review the results of the continuous examination and report thereon to the Continental Board; (vii) review reports of examination which may be received from any appropriate supervisory and governmental authority, reports or management letters received from independent accountants and internal auditor reports, and report thereon to the Continental Board; (viii) review non-audit professional services rendered by the independent accountants and fees therefor;
(ix) direct and supervise any special investigations requested by the Continental Board; and (x) review employee compliance with Continental's policies on standards of personal and professional conduct. The Audit Committee met six times during 1993.

     Messrs. Goergen, Marsh, Richman and Vincent and Mrs. Rice serve as members of the Human Resources Committee of the Continental Board. Mr. Richman acts as Chairman of this Committee. The functions performed by the Human Resources Committee are to: (i) consider and make recommendations to the Continental Board on appointments of individuals to certain senior management positions in Continental and Continental Bank and related compensation matters; (ii) approve incentive awards to certain senior officers and employees of Continental and its subsidiaries; (iii) evaluate senior management succession planning for Continental and its subsidiaries; (iv) review and either approve or make recommendations to the Continental Board on salary administration and benefit programs for officers or employees of Continental and its subsidiaries (approval of the Human Resources Committee being required for any change in such programs that would result in an increase in annual cost to Continental of $2,000,000 or more); and (v) administer, construe and interpret certain benefit and compensation plans for officers and employees of Continental and its subsidiaries. The Human Resources Committee met five times during 1993.

     Messrs. Goergen and Richman and Mrs. Rice serve as members of the Committee on Directors of the Continental Board. Mr. Goergen acts as Chairman of this Committee. The functions performed by the Committee are to: (i) assess the qualifications of individuals for service as a director of Continental and Continental Bank and make recommendations thereon to the Continental Board; (ii) review and make recommendations to the Continental Board with respect to Committees of the Continental Board; and (iii) make such recommendations to the Continental Board as it deems appropriate from time to time with respect to membership on the Continental Board, including, but not limited to, the number and credentials of directors. The Committee on Directors met once during 1993.

     The Committee on Directors will consider written recommendations from the Continental Common Stockholders regarding potential candidates for election as directors. Recommendations should be sent to the Corporate Secretary of Continental. Continental will hold a 1995 Annual Meeting only if the Merger is not consummated prior thereto. In the event of such a meeting, any such recommendations should be received not later than December 31, 1994, to be considered for inclusion in the slate of nominees proposed by the Continental Board. Recommendations should include a description of the candidate's business experience and other relevant background information during at least the past five years, a list of companies of which the candidate is a director and any other organizational affiliations, the amount of Continental Common Stock beneficially owned by the candidate and information concerning any involvement of the candidate in legal proceedings or other matters during at least the past five years which would be material to an evaluation of ability and integrity.

DIRECTOR COMPENSATION

     Directors other than salaried officers of Continental or its subsidiaries receive an annual retainer fee of $30,000 (of which $13,000 is payable in Continental Common Stock as described below), a fee of $1,000 for each board and committee meeting attended and an annual fee for service on committees as described below. The Chairman and other members of the Audit Committee receive annual fees of $15,000 and $10,000, respectively. The Chairman and other members of the Human Resources Committee receive annual fees of $10,000 and $7,500, respectively. Members of the Committee on Directors receive annual fees of $3,000. Directors may elect to defer payment of any of their director fees, which then accrue earnings at a money market rate. Deferred fees are paid in a lump sum or in installments, generally commencing after a director ceases to be a director of Continental and Continental Bank.

     Continental's Stock Plan for Directors ("Directors Stock Plan") provides that, except as noted below, $13,000 of each director's retainer fee will be paid in Continental Common Stock at the fair market value of the Continental Common Stock on the date of payment. Dividends are paid on the Continental Common Stock issued pursuant to the Directors Stock Plan. At each director's election, the director may receive restricted Continental Common Stock which may not be sold, hypothecated or transferred and may be subject to forfeiture unless the director remains on the Continental Board until death, disability, retirement, termination of service approved by the Continental Board or a change in control of Continental (as defined in the Directors Stock Plan). Directors who own 2,500 shares or more of Continental's Common Stock (other than Continental Common Stock acquired under the Directors Stock Plan) instead will receive cash (unless the director elects to receive Continental Common Stock), and the cash (or Continental Common Stock), at each director's election, may be subject to the same forfeiture provisions as described above. Directors may also elect to receive up to the entire amount of their retainer and meeting attendance fees in Continental Common Stock (on the same terms as the Continental Common Stock otherwise provided for in the Directors Stock Plan).

                         EXECUTIVE OFFICER COMPENSATION

REPORT OF HUMAN RESOURCES COMMITTEE

     Committee Role. As part of its functions, the Human Resources Committee also reviews Continental's executive compensation programs to ensure they are competitive within the financial services industry, reflect both stockholders' and participants' best interests and are responsive to both short-and long-term corporate and individual performance. In performing this review, the Human Resources Committee utilizes compensation data collected by independent compensation consultants and corporate performance information provided by Continental. The data includes information concerning a peer group of companies which Continental considers its primary competitors for both executive talent and business opportunities. This peer group consists of eleven of the larger U.S. bank holding companies that are engaged in similar product and service activities. All of the organizations in this peer group are also included in the KBW 50 index, which is displayed on the Stock Performance Graph.

     Compensation Philosophy. Continental's executive compensation philosophy, which serves as the foundation for the total compensation package, is based upon the following principles:

     - Programs must be supportive of Continental's strategic business objectives.

     - A significant ownership interest in Continental by senior executives promotes those behaviors and actions that will result in an alignment of stockholder and management interests.

     - The total compensation package for executive officers should be competitive with those of an appropriate peer group of companies and reflect Continental's performance against that peer group.

     - Corporate performance will be the primary factor in determining whether any annual incentive pool is funded under Continental's Management Incentive Plan. This approach is designed to foster a true team effort among the executive officer group. The executive officer's individual performance will be the primary determinant of his or her specific incentive award.

     - Variable pay, in the form of annual incentives and long-term stock-based compensation, is intended to be a significant component of the total compensation package for executive officers. This means that lesser emphasis on market competitiveness is placed upon fixed pay (i.e., base salary) and that the most significant reward opportunity for executive officers is provided through annual incentives which recognize Continental's prior year results and long-term incentives (i.e., stock options) which reflect increased stockholder returns through appreciation of Continental Common Stock.

     Base Salaries. Base salaries for executive officers are initially set based upon a review of the responsibility level of each position and the relative pay levels for comparable positions at peer companies. Base salaries may be periodically increased as a result of an individual assuming increased responsibilities or as a result of competitive data indicating a significant change in base pay levels among peer group companies.

     Consistent with Continental's philosophy of emphasizing variable pay, increases to fixed or base pay are generally considered no more frequently than on a biennial basis and may even be more infrequent unless significant changes in the individual's responsibility level occur. The Human Resources Committee is responsible for recommending to the Continental Board any increase or decrease in the base salary of an executive officer.

     Annual Incentives. All executive officers are participants in Continental's Management Incentive Plan. The Plan provides for three levels of corporate performance which equate to potential incentive pools in the amounts of 50%, 100% and 150% of the sum of the base salaries of Plan participants. Individual awards under the Plan are not subject to any minimum or maximum payment level. The Plan does not require funding of the incentive pool if the Human Resources Committee and the Board of Directors determine that corporate performance does not warrant such funding. This was the case for the 1991 performance period. As a result, no one in the executive officer group received an annual incentive payment for that year.

     In making determinations on annual incentive payments, the Human Resources Committee reviews a variety of corporate performance measures, as well as the individuals' objectives and accomplishments. For the

1993 performance period, the Human Resources Committee used the corporate performance measures shown below as a guideline for purposes of determining the funding of the incentive pool. Also shown below are the weightings attributed to each one of these performance measures:

                                                                        WEIGHTING OF
                            PERFORMANCE MEASURE                      PERFORMANCE MEASURE
        -----------------------------------------------------------  -------------------
        Earnings Per Share.........................................           40%
        Ratio of Classified Assets to Bank Tier 1 Capital Plus
          Reserves.................................................           20
        Number of Regulatory and Rating Agency Upgrades............           10
        Customer Satisfaction......................................           10
        Capital Management.........................................           10
        Career Development.........................................           10

     The Human Resources Committee determined that the actual 1993 results for the first three performance measures, which had pre-established quantitative targets, significantly exceeded the base target levels. The 1993 results pertaining to the last three corporate performance measures were less quantitative in nature and did not have pre-established targets. The Human Resources Committee determined that actual 1993 results in these three performance categories also met and exceeded expectations.

     In keeping with Continental's compensation philosophy, which emphasizes ownership in Continental, incentive payments of $50,000 or greater are currently paid 25% in Continental Common Stock. That portion paid in stock is increased by 10% to reflect the fact that the stock is non-transferable for approximately one year and is further subject to forfeiture under certain conditions during that time.

     Long-Term Incentives. Continental's current method of providing long-term incentive compensation opportunities to its executive officers is through the use of stock options. Stock options allow the recipient to purchase shares of Continental Common Stock at a specified price, that is not less than its fair market value on the grant date, during a fixed period of time following the grant date. This period of time has typically been ten years. Continental believes that this form of long-term incentive is presently the best vehicle by which to link stockholder and management interests, since value is provided to recipients only if Continental's stock price increases.

     The Human Resources Committee is the administrator of Continental's stock option plans and has the authority to approve awards to executive officers. The Human Resources Committee reviews competitive market data to determine the average value of long-term incentive awards previously provided to comparable level executive officers at peer group companies. The Human Resources Committee uses this data as a guideline in determining the number of stock options to be granted to an executive officer while also taking into consideration the individual's expected impact on future corporate results.

     Executive and Other Employee Stock Ownership. As reinforcement of management's strong belief in employee ownership in Continental, Continental has established individual guidelines, by position, on target levels of ownership of Common Stock or share equivalents (i.e., phantom shares of stock which are an investment alternative under Continental's Deferred Incentive Plan), excluding stock options, for its key executives. Stock options are excluded since they do not constitute ownership of the underlying stock, and the executive has no equity risk until the option is actually exercised and the stock is purchased. Continental has not set an aggregate target level of ownership for its executives. The individual target ownership levels range from two times annual salary for the Chairman to 8,000 shares or share equivalents for other senior executives. Target levels for the three Vice Chairmen and for Mr. O'Neill are 1 1/2 and 1 times base salary, respectively. These target levels for the named executive officers were deemed sufficient to align the executives' interests with those of the stockholders. Currently, there are 24 key executives, including all executive officers, that are covered by these stock ownership guidelines. As of December 31, 1993, all 24 executives were within the ownership guidelines.

     In addition to the program described above, Continental provides opportunities for all salaried staff to beneficially own shares of Continental Common Stock through an Employee Stock Ownership Plan and a Continental Common Stock fund which is an investment alternative under Continental's Employee Savings Incentive Plan and Trust, which is a defined contribution retirement plan. As of December 31, 1993, these plans held 1,908,806 and 493,908 shares, respectively, representing approximately 4.7% of the Continental Common Stock outstanding on that date excluding treasury shares.

     Chairman's Compensation and Corporate Performance. As previously stated, corporate performance is the predominant factor influencing the compensation of the executive officer group. Continental's compensa-tion philosophy and pay for performance objectives are clearly demonstrated in setting the Chairman's compensation package.

     During 1993, revenues increased 15% and non-performing assets, including loans, decreased by $339 million or 41%. Also during 1993, the major rating agencies upgraded the status of Continental Bank's debt ratings and Continental's stock performance continued to show improvement as evidenced by an increase of almost 22% between December 31, 1992 and December 31, 1993. These factors, in conjunction with the previously mentioned performance measures that were used as a guideline for purposes of determining the aggregate funding level of the Management Incentive Plan, formed the basis for an evaluation of 1993's corporate performance. The Human Resources Committee uses its judgment in determining how overall corporate results should impact the levels of compensation for the Chairman and each of the other executive officers. Based upon its assessment of 1993 results, the Human Resources Committee took the following actions with respect to Mr. Theobald's total compensation:

     - Consistent with the stated philosophy of placing less emphasis on fixed pay and more emphasis on variable pay, Mr. Theobald's base salary was not changed in 1993. His last salary increase occurred in 1992, at which time it was increased to $660,000. That increase represented only his second increase in base salary since joining Continental in July 1987.

     - As a result of the successful year experienced by Continental, the Human Resources Committee and the Continental Board approved an annual incentive award in the amount of $1,000,000. Twenty-five percent of Mr. Theobald's incentive payment was paid in shares of Continental Common Stock. The amount paid in stock was increased by 10% in recognition of the fact that the shares are non-transferable and subject to forfeiture until January 10, 1995. This results in the amount of $1,025,000 appearing in the Summary Compensation Table below. The shares awarded to any employee who subsequently retires or is otherwise subject to an involuntary separation of employment would no longer be subject to the aforementioned restrictions as of the date of retirement or separation.

     - The Human Resources Committee approved a stock option grant to Mr. Theobald of 100,000 shares of Continental Common Stock at a grant price of $23.1875, which was the market price on the grant date. At the time the grant was approved, it was estimated that its potential value was approximately 180% of Mr. Theobald's base salary. This value was slightly below the median value of long-term incentive awards for Chairmen at peer group companies over the preceding several years, based upon a review of competitive data.

     Company Position Regarding $1 Million Limit on the Deductibility of Executive Compensation. Section 162(m) of the Code, enacted in 1993, and proposed regulations thereunder, generally disallow a tax deduction to public companies for compensation over $1,000,000 paid to those executive officers at year-end named in the proxy statement. Compensation which met the specific requirements delineated under the Code as being "performance-based" would be considered exempt from this limit. In order to meet these requirements, the Company's Management Incentive Plan and the 1991 Equity Performance Incentive Plan (i.e., the stock option plan) would require modifications that would then require approval by stockholders. Given the proposed Merger between Continental and BAC and the potential discontinuation of Continental's Management Incentive Plan and stock option plan if the Merger is completed in 1994, the Human Resources Committee determined that the modification of these plans would be unnecessary and inappropriate at this time. Should the Merger not be consummated, modification of these plans would then be reconsidered.

     Severance Arrangements with Mr. Rademacher. The Human Resources Committee approved an agreement with Mr. Rademacher in connection with his retirement after 36 years with Continental and in recognition of Mr. Rademacher's long and distinguished service, which agreement provides for a lump sum payment, the acceleration of the vesting of his options and certain other benefits, as set forth under "-- Executive Termination Agreements."

     Human Resources Committee

     John M. Richman, Chairman
     Robert B. Goergen
     Miles L. Marsh
     Linda Johnson Rice
     James L. Vincent

SUMMARY COMPENSATION TABLE

     The following table summarizes for the years indicated the compensation of the Chairman, who is the chief executive officer, the four other most highly compensated executive officers of Continental and one additional executive officer who retired during the year.

                                                                          LONG-TERM
                                                                         COMPENSATION
                                                                            AWARDS
                                                     ANNUAL              ------------
                                                  COMPENSATION            SECURITIES
                                             -----------------------      UNDERLYING       ALL OTHER
             NAME AND                         SALARY       BONUS(B)        OPTIONS/       COMPENSATION
        PRINCIPAL POSITION          YEAR       ($)           ($)          SARS(#)(C)         ($)(D)
- ----------------------------------  -----    --------     ----------     ------------     ------------
Thomas C. Theobald................   1993    $660,000     $1,025,000        100,000         $  4,497
  Chairman                           1992     620,000        922,500        196,000            4,364
                                     1991     583,333              0        146,000
Richard L. Huber..................   1993     400,000        768,750         60,000            4,497
  Vice Chairman                      1992     395,833        563,750        118,000            4,364
                                     1991     350,000              0         88,000
Michael J. Murray.................   1993     391,667        589,375         60,000            9,085
  Vice Chairman                      1992     333,333        666,250        115,000            6,342
                                     1991     283,333              0         70,000
William M. Goodyear...............   1993     391,667        615,000         60,000            4,497
  Vice Chairman                      1992     333,333        563,750        115,000            4,364
                                     1991     283,333              0         70,000
Michael E. O'Neill(a).............   1993     240,000        512,500         75,000          113,060
  Chief Financial Officer
Hollis W. Rademacher(a)...........   1993     273,958        250,000         40,000          694,332
  Chief Financial Officer            1992     322,917        384,375        101,000           45,662
                                     1991     300,000              0         76,000

- ---------------

(a) Mr. Rademacher retired during 1993 and his position was assumed by Mr. O'Neill.

(b) To further promote stock ownership, 25% of base annual incentives for 1992 and 1993 were paid in Common Stock, subject to forfeiture upon voluntary separation (other than retirement) until January 31, 1994 and January 10, 1995, respectively. Because of these restrictions, each such stock award was increased by 10%, and this increase is included in the figures shown above. Holders of such stock awards are entitled to quarterly dividends. Mr. Rademacher's 1993 award of $250,000 was paid entirely in cash. As of December 31, 1993, the named executive officers held the following number of shares of stock subject to restriction until January 31, 1994: Mr. Theobald, 10,674; Mr. Huber, 6,523; Mr. Murray, 7,709; Mr. Goodyear, 6,523; and Mr.
    O'Neill, 3,262. Based upon the $26.375 closing price of Continental Common Stock as reported for December 31, 1993 on the NYSE composite transactions tape, the value of these shares were $281,527, $172,044, $203,325, $172,044 and $86,035, respectively. As of December 31, 1993, Mr. Rademacher no longer held any restricted shares.

(c) The 1991 option grants include tandem stock appreciation rights (SARs).

(d) Reflects Continental's 1993 contributions of $4,497 under the Employee Savings Incentive Plan and Trust for each executive officer named in the table and earnings credited, excluding dividend equivalents, to the accounts of Messrs. Murray, Rademacher and O'Neill under Continental's Deferred Incentive Plan, as follows: Earnings credited to stock unit account: Murray, $4,588; Rademacher, $81,868; O'Neill, $108,563. Earnings credited to interest account: Rademacher, $20,467. In addition, Mr. Rademacher received a lump sum payment in the amount of $587,500, consisting of $487,500 which was the full value of salary continuation through April 30, 1995 and a special payment of $100,000 in recognition of his long and distinguished service to Continental.

OPTION GRANTS IN 1993

     The following table shows grants made during 1993 to the six executive officers named in the Summary Compensation Table to purchase shares of Continental Common Stock and the potential realizable value of these options assuming a 5% and 10% compounded appreciation in the market value of the stock over the term of the option grants. The table also relates those values to the gains that would be realized by the holders of Continental Common Stock as a whole if those rates of appreciation were achieved.

                                  INDIVIDUAL GRANTS                                                POTENTIAL
- -------------------------------------------------------------------------------------         REALIZABLE VALUE AT
                                                 PERCENT                                         ASSUMED ANNUAL
                                   NUMBER OF     OF TOTAL                                        RATES OF STOCK
                                  SECURITIES     OPTIONS                                       PRICE APPRECIATION
                                  UNDERLYING    GRANTED TO   EXERCISE OR                        FOR OPTION TERM
                                    OPTIONS     EMPLOYEES    BASE PRICE    EXPIRATION     ----------------------------
              NAME                GRANTED(#)     IN 1993      ($/SHARE)       DATE           5%($)          10%($)
- --------------------------------- -----------   ----------   -----------   ----------     ------------  --------------
Thomas C. Theobald...............   100,000        7.74%      $ 23.1875      2/22/03        $1,460,812      $3,686,813
Richard L. Huber.................    60,000        4.65         23.1875      2/22/03           876,487       2,212,088
Michael J. Murray................    60,000        4.65         23.1875      2/22/03           876,487       2,212,088
William M. Goodyear..............    60,000        4.65         23.1875      2/22/03           876,487       2,212,088
Michael E. O'Neill...............    25,000        1.94         23.1875      2/22/03           365,203         921,703
                                     50,000        3.87         26.3750     10/25/03           830,812       2,096,813
Hollis W. Rademacher.............    40,000        3.10         23.1875      2/22/03(a)        584,325       1,474,725
All Common Stockholders Gain.....       N/A         N/A         23.1875          N/A       742,303,092   1,873,431,614
Mr. Theobald's gain on his
  options as % of All Common
  Stockholders Gain..............       N/A         N/A             N/A          N/A            0.197%          0.197%

- ---------------

(a) In light of Mr. Rademacher's retirement, the vesting of the non-vested shares of this option grant were accelerated to his retirement date, and the options will expire no later than October 31, 1996 in accordance with the terms of the 1991 Equity Performance Incentive Plan. As a result of the revised option term, the potential realizable values at assumed appreciation rates of 5% and 10% would be $146,174 and $307,003, respectively.

     The stock options shown above were granted at the fair market value of Continental Common Stock on the date of grant and vest ratably on an annual basis over a three-year period following the date of grant. Mr. O'Neill's $26.375 option was granted in recognition of his assuming the position of Chief Financial Officer. Continental has shown the potential realizable value based upon an assumed 5% and 10% compounded appreciation of the stock's value over the term of the option because of this method's ease of understanding and because there is not, at this time, a commonly accepted methodology for valuing stock options. Continental has also chosen to show the corresponding increase in All Common Stockholders value at those appreciation levels and the Chairman's potential gain on his options as a percentage of All Common Stockholders Gain. The figures shown for All Common Stockholders Gain reflect the gain in total market value which would result from the assumed annual rates of appreciation for 50,814,399 shares of Continental Common Stock outstanding as of December 31, 1993.

AGGREGATED OPTION/SAR EXERCISES IN 1993 AND OPTION/SAR VALUES AT YEAR-END 1993

     The following table summarizes option and SAR exercises during 1993 by the six executive officers named in the Summary Compensation Table and unexercised options held by these individuals at year-end 1993. None of the shares acquired by these individuals upon exercise of these options has been sold.

                                                                  NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                                 UNDERLYING UNEXERCISED            IN-THE-MONEY
                                    SHARES                            OPTIONS/SARS                 OPTIONS/SARS
                                  ACQUIRED ON                    AT FISCAL YEAR-END (#)     AT FISCAL YEAR-END ($)(A)
                                   EXERCISE         VALUE
              NAME                    (#)       REALIZED ($)    EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
- --------------------------------  -----------   -------------   -------------------------   --------------------------
Thomas C. Theobald..............          0             N/A           895,166/206,334          $6,260,170/$1,864,337
Richard L. Huber................     44,000       $ 547,140           174,000/124,000           1,689,110/ 1,121,610
Michael J. Murray...............          0             N/A           248,500/122,500           2,705,238/ 1,099,013
William M. Goodyear.............          0             N/A           248,500/122,500           2,705,238/ 1,099,013
Michael E. O'Neill..............          0             N/A             40,413/89,167               427,198/ 239,692
Hollis W. Rademacher............          0             N/A                 362,250/0                   3,693,676/ 0

- ---------------

(a) The closing price of Continental Common Stock as reported for December 31, 1993 on the NYSE composite transactions tape was $26.375.

PENSION PLAN

     Continental's Pension Plan is a noncontributory defined benefit plan that provides for fixed benefits to employees and their survivors in the event of retirement after certain age and service requirements have been met. Normal retirement age under the Pension Plan is 65, and the maximum number of years of service considered under the Pension Plan formula is 35 years.

     The following table illustrates the estimated annual benefits payable upon retirement pursuant to the Pension Plan for specified remuneration and years of participating service and assuming retirement at normal retirement age. The table includes any payments due under a supplemental pension program which provides that if the benefit under the Pension Plan is limited by ERISA or the Code, a supplemental non-qualified benefit equal to the difference between the benefit actually received under the Pension Plan and the benefit that would have otherwise been received absent those limitations is paid to the participant.

                                                    YEARS OF SERVICE
                 --------------------------------------------------------------------------------------
REMUNERATION        5           10           15           20           25           30           35
- ------------     --------    ---------    ---------    ---------    ---------    ---------    ---------
  $250,000       $ 18,750    $  37,500    $  56,250    $  75,000    $  93,750    $ 112,500    $ 131,250
   350,000         26,250       52,500       78,750      105,000      131,250      157,500      183,750
   450,000         38,750       67,500      101,250      135,000      168,750      202,500      236,250
   550,000         41,250       82,500      123,750      165,000      206,250      247,500      288,750
   650,000         48,750       97,500      146,250      195,000      243,750      292,500      341,250
   750,000         56,250      112,500      168,750      225,000      281,250      337,500      393,750
   850,000         63,750      127,500      191,250      255,000      318,750      382,500      446,250
   950,000         71,250      142,500      213,750      285,000      356,250      427,500      498,750

     Messrs. Theobald, Huber, Murray, Goodyear and O'Neill, respectively, had 6, 4, 24, 21 and 15 years of credited service under the Pension Plan as of December 31, 1993, and Mr. Rademacher retired during 1993 with 35 years of credited service (capped at 35 years under the terms of the Pension Plan). "Remuneration" means average base salary earnings, plus incentive compensation (Bonus as displayed in the Summary Compensation Table) up to 25% of base salary earnings, for the 60 consecutive month period in the ten-year period immediately preceding retirement which will result in the highest such average. The figures above represent straight life annuities.

EXECUTIVE TERMINATION AGREEMENTS

     Continental has entered into senior executive termination agreements ("Termination Agreements") with certain of its executive officers: Messrs. Goodyear, Higgins, Huber, Murray, O'Neill, Sherman, Stocker, Theobald and Thompson. The Termination Agreements generally provide that if, within two years subsequent to a "change of control" of Continental, the officer's employment is terminated by Continental or Continental Bank, or the officer terminates his employment as the result of certain specified actions taken by Continental or its subsidiaries, the officer shall be entitled to receive: (i) two times the officer's annual base salary, payable over a two-year period; (ii) a lump sum payment equal to two times the amount determined by multiplying the officer's base salary by the average percentage of bonus to base salary paid to the officer during the previous two years; (iii) the extension of life insurance and medical, health, and disability plan coverage (or receipt of equivalent coverage) for two years to the extent such plans are offered by Continental during such two-year period and to the extent not received in connection with other employment; (iv) a retirement benefit equivalent to vested retirement benefits and two years additional credited service under Continental's ordinary retirement plans; (v) an amount equal to two years of basic matching employer contributions under Continental's Employees Savings Incentive Plan and Trust;
(vi) a payment equal to the tax, if any, payable by the officer as a result of provisions of Section 280G of the Code or any other similar law applicable to "change of control" arrangements; and (vii) outplacement counseling services within two years from the date of termination. A "change of control" shall be deemed to have occurred if (A) any person or group becomes the beneficial owner of securities representing 20% or more of the combined voting power of Continental's then outstanding securities; (B) at any time less than a majority of the members of the Continental Board shall be persons who were either nominated for election by the Continental Board or were elected by the Continental Board; (C) the stockholders of Continental approve a merger or consolidation of Continental with any other corporation which would not result in the voting securities of Continental outstanding immediately prior thereto (or securities into which they are converted) continuing to represent at least 75% of the combined voting power of the voting securities of Continental or such surviving entity outstanding immediately thereafter; or (D) the stockholders of Continental approve a plan of complete liquidation of Continental or an agreement for the sale or disposition by Continental of all or substantially all of Continental's assets. In addition, the options held by these executives contain provisions accelerating the vesting of all unvested options in the event of a change of control (as defined in the stock option agreements evidencing such options). The Merger constitutes a "change of control" for both of these purposes. If within two years after termination the officer becomes employed by an employer that is in direct competition with Continental and its subsidiaries, then the amount of salary and bonus payments under the Termination Agreement are offset by any salary and bonus received in connection with such other employment. The officer is not required to seek other employment or otherwise mitigate the amount of any payments. The Termination Agreements contain an initial termination date of December 31, 1994 (December 31, 1995 for Mr. O'Neill's Termination Agreement), but, beginning December 31, 1992 (December 31, 1993 for Mr. O'Neill's Termination Agreement), and each December 31 thereafter, automatically extend for one additional year unless either party gives notice of cancellation 90 days prior to such December 31. The expiration of such Termination Agreements would not, however, affect the rights or obligations of Continental or the officer arising from a "change of control" occurring prior to such expiration.

     For a description of the cancellation of the Termination Agreements of Messrs. Goodyear and Murray immediately prior to the Effective Time, see "THE MERGER -- Interests of Certain Persons in the Merger."

     In connection with the retirement of Hollis W. Rademacher as chief financial officer on October 31, 1993, Continental entered into an agreement with him that provides for a lump sum payment of $587,500, less required withholding taxes, on November 1, 1993. This payment reflects the full value of salary continuation through April 30, 1995 and a special payment of $100,000 in recognition of his long and distinguished service to Continental under the Management Incentive Plan. Mr. Rademacher also received an incentive payment of $250,000 in recognition of his overall performance and contribution during 1993. Pursuant to a resolution of the Human Resources Committee, Mr. Rademacher's outstanding non-vested stock options were accelerated to vest on October 31, 1993. As a retiree, Mr. Rademacher is entitled to continued coverage under the

Continental Medical Plan with Continental contributing 74% of the cost of coverage. Under the Professional Services Program (which provides reimbursement for such services as tax return preparation and financial and estate planning), Continental will reimburse Mr. Rademacher for certain professional services through calendar year 1995 (up to an annual maximum of $10,000). Mr. Rademacher retains use of a company car and parking privileges until December 31, 1994, the expiration date of the current lease on the car.

REPORTS OF BENEFICIAL OWNERSHIP

     Following his retirement, Mr. Rademacher was inadvertently late in filing a required report with the SEC covering four transactions in Continental Common Stock in November 1993.

                            STOCK PERFORMANCE GRAPH

     The following performance graph compares the yearly change since December 31, 1988 in cumulative return on Continental Common Stock on a dividend reinvested basis to the S&P 500 Index and the KBW 50 Index. The KBW 50 Index is a market capitalization-weighted bank stock index published by Keefe, Bruyette & Woods, Inc. and is made up of the 50 largest U.S. banking companies, including Continental. The graph assumes $100 was invested on December 31, 1988 and shows the cumulative total return as of each December 31 thereafter and, in order to reflect changes since the announcement of the Merger Agreement, as of March 31, 1994.

                                  Continental
      Measurement Period          Bank Corpo-     S&P 500 In-
    (Fiscal Year Covered)           ration            dex        KBW 50 Index
1988                                       100             100             100
1989                                        99             132             148
1990                                        49             128             106
1991                                        55             166             168
1992                                       132             179             214
1993                                       165             197             226
March 31, 1994                             205             190             222

                              CERTAIN TRANSACTIONS

     Richard S. Brennan, General Counsel and Secretary of Continental and Continental Bank, is also a partner in the law firm of Mayer, Brown & Platt, which has represented Continental, Continental Bank and their predecessors for many years, and is compensated solely by that firm. Payments to Mayer, Brown & Platt for 1993 legal services and expenses aggregated approximately $13 million.

     Directors and officers of Continental and their associates were customers of, and had other transactions with, Continental Bank in the ordinary course of business during 1993. All loans and commitments included in such other transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

     For a discussion of the interests of directors and executive officers of Continental in the Merger, see "THE MERGER -- Interests of Certain Persons in the Merger."

                    RATIFICATION OF INDEPENDENT ACCOUNTANTS

     The Continental Board of Directors, upon the recommendation of its Audit Committee, has appointed Price Waterhouse as Continental's principal independent accountants for 1994. In addition to serving as principal independent accountants, Price Waterhouse is engaged by Continental to provide certain internal auditing-related services, the scope of which is determined by Continental management and approved by the Audit Committee of the Continental Board. Price Waterhouse is solely responsible for determining the scope of its auditing procedures in its role as principal independent accountants. Fees attributable to 1993 for all auditing services rendered by Price Waterhouse were approximately $3,205,000 and for tax and other consulting matters were approximately $485,000.

     Representatives of Price Waterhouse will be present at the Meeting and will have the opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions presented at the Meeting.

     In the event the appointment of Price Waterhouse is not approved by a majority of the shares of Continental Common Stock represented at the Meeting, the Continental Audit Committee and the Continental Board will consider such a vote as advice to select other independent accountants for 1995, rather than for 1994, because of the difficulty and expense involved in changing independent accountants on short notice.

                             STOCKHOLDER PROPOSALS

     Continental will hold a 1995 Annual Meeting of Stockholders only if the Merger is not consummated prior thereto. In the event of such a meeting, stockholder proposals must be received by Continental no later than December 19, 1994 to be considered for inclusion in the Proxy Statement and form of proxy for the 1995 Annual Meeting of Stockholders. Continental will provide timely advance notice to stockholders of any change in that date. Holders of BAC Common Stock must submit proposals to BAC for formal consideration at the 1995 Annual Meeting of Stockholders of BAC on or before November 28, 1994.

                                    EXPERTS

     The consolidated financial statements of BAC and subsidiaries incorporated by reference in BAC's Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Continental and subsidiaries as of December 31, 1993 and 1992 and for the three years ended December 31, 1993, incorporated by reference from Continental's Annual Report on Form 10-K for the year ended December 31, 1993, have been incorporated herein in reliance upon the report of Price Waterhouse, independent auditors, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of BAC Common Stock offered hereby will be passed upon for BAC by Michael J. Halloran, Executive Vice President and General Counsel of BAC. As of March 31, 1994, Mr. Halloran had a direct or indirect interest in 2,061 shares of BAC Common Stock and had options to purchase 52,832 additional shares, of which 21,166 options were exercisable. Certain legal matters relating to the Merger will be passed upon for BAC by Pillsbury Madison & Sutro, San Francisco, California.

                         OTHER BUSINESS AT THE MEETING

     The Board of Directors of Continental is not aware of any other business to be presented at the Meeting other than the matters described in this Proxy Statement-Prospectus. If any other matter should properly come before the Meeting, the persons named as proxies on the accompanying proxy card will have the discretionary authority to vote the shares of Continental Common Stock represented by proxy in accordance with the discretion and judgment of the person or persons voting the proxies as to the best interests of Continental and Continental Common Stockholders.

     The cost of the solicitation of proxies will be borne by Continental. In addition to solicitation by mail, directors, officers and regular employees of Continental may solicit proxies personally or by telegraph or telephone but will not be entitled to receive additional compensation for such services.

     In addition, Continental has retained Morrow & Co., Inc. to assist in the solicitation of proxies from its stockholders. The fees to be paid to such firm for such services by Continental are not expected to exceed $8,000 plus reasonable expenses.

                                                                         ANNEX A

                             RESTATED AGREEMENT AND
                                 PLAN OF MERGER

                                                                ANNEX A

       ================================================================





                     RESTATED AGREEMENT AND PLAN OF MERGER


                                    between


                            BANKAMERICA CORPORATION


                                      and


                          CONTINENTAL BANK CORPORATION




                                 ______________




                          Dated as of January 27, 1994





       ================================================================

                               TABLE OF CONTENTS

                                                                   Page
                                                                   ----
ARTICLE I THE MERGER AND RELATED TRANSACTIONS   . . . . . . . . .    2
1.1       Effective Time of the Merger  . . . . . . . . . . . . .    2
1.2       Closing   . . . . . . . . . . . . . . . . . . . . . . .    2
1.3       Effects of the Merger   . . . . . . . . . . . . . . . .    2
1.4       Absence of Control  . . . . . . . . . . . . . . . . . .    2

ARTICLE II CERTAIN DEFINITIONS  . . . . . . . . . . . . . . . . .    2
2.1       Certain Definitions . . . . . . . . . . . . . . . . . .    2

ARTICLE III MANNER OF CONVERTING SHARES . . . . . . . . . . . . .    7
3.1       Conversion  . . . . . . . . . . . . . . . . . . . . . .    7
3.2       Conversion of Continental Common Stock  . . . . . . . .    9
3.3       Election Procedures   . . . . . . . . . . . . . . . . .   10
3.4       Continental Termination Right; BAC Adjustment Right;
          Cap on Final BAC Stock Price for Calculation of Per
          Share Stock and Cash Consideration  . . . . . . . . . .   12
3.5       Adjustments for Dilution and Other Matters  . . . . . .   13
3.6       Illustrative Cases  . . . . . . . . . . . . . . . . . .   14
3.7       Conversion of Dissenting Continental Stock  . . . . . .   14

ARTICLE IV EXCHANGE OF SHARES . . . . . . . . . . . . . . . . . .   14
4.1       Exchange Procedures   . . . . . . . . . . . . . . . . .   14
4.2       Voting and Dividends  . . . . . . . . . . . . . . . . .   15
4.3       No Liability  . . . . . . . . . . . . . . . . . . . . .   15
4.4       Withholding Rights  . . . . . . . . . . . . . . . . . .   15

ARTICLE V REPRESENTATIONS AND WARRANTIES OF CONTINENTAL   . . . .   16
5.1       Organization, Standing and Authority  . . . . . . . . .   16
5.2       Capital Structure   . . . . . . . . . . . . . . . . . .   16
5.3       Authority   . . . . . . . . . . . . . . . . . . . . . .   18
5.4       SEC Documents   . . . . . . . . . . . . . . . . . . . .   19
5.5       Information Supplied  . . . . . . . . . . . . . . . . .   20
5.6       Compliance with Applicable Laws   . . . . . . . . . . .   20
5.7       Other Activities of Continental and its Subsidiaries  .   21
5.8       Litigation  . . . . . . . . . . . . . . . . . . . . . .   21
5.9       Taxes   . . . . . . . . . . . . . . . . . . . . . . . .   22
5.10      Tax Disclosure  . . . . . . . . . . . . . . . . . . . .   22
5.11      Certain Agreements  . . . . . . . . . . . . . . . . . .   22
5.12      Employee Benefit Plans; ERISA   . . . . . . . . . . . .   23
5.13      Subsidiaries  . . . . . . . . . . . . . . . . . . . . .   25
5.14      Agreements with Bank Regulators   . . . . . . . . . . .   25
5.15      Absence of Certain Changes or Events  . . . . . . . . .   25
5.16      Section 203 of the DGCL and Other State Takeover Laws
          Not Applicable  . . . . . . . . . . . . . . . . . . . .   26
5.17      Continental Rights Agreement  . . . . . . . . . . . . .   26
5.18      Properties  . . . . . . . . . . . . . . . . . . . . . .   26
5.19      Allowance for Credit Losses   . . . . . . . . . . . . .   26
5.20      Tax and Certain Regulatory Matters  . . . . . . . . . .   26
5.21      Material Contract Defaults  . . . . . . . . . . . . . .   26
5.22      Insurance   . . . . . . . . . . . . . . . . . . . . . .   27
5.23      Labor and Employment Matters  . . . . . . . . . . . . .   27
5.24      Material Interests of Certain Persons   . . . . . . . .   28
5.25      Registration Obligations  . . . . . . . . . . . . . . .   28
5.26      Brokers and Finders   . . . . . . . . . . . . . . . . .   28
5.27      Environmental Matters   . . . . . . . . . . . . . . . .   28
5.28      Accounting Records  . . . . . . . . . . . . . . . . . .   29

5.29      Undisclosed Liabilities   . . . . . . . . . . . . . . .   29
5.30      Intellectual Property Rights  . . . . . . . . . . . . .   29
5.31      Investment Securities   . . . . . . . . . . . . . . . .   30
5.32      Loans   . . . . . . . . . . . . . . . . . . . . . . . .   30
5.33      Interest Rate Risk Management Instruments   . . . . . .   30
5.34      Compliance with Policies  . . . . . . . . . . . . . . .   31

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF BAC  . . . . . . . .   31
6.1       Organization, Standing, and Authority . . . . . . . . .   31
6.2       Authorization of Merger and Related Transactions  . . .   31
6.3       Financial Statements  . . . . . . . . . . . . . . . . .   32
6.4       Information Supplied  . . . . . . . . . . . . . . . . .   32
6.5       Capital Stock   . . . . . . . . . . . . . . . . . . . .   32
6.6       Tax and Regulatory Matters  . . . . . . . . . . . . . .   32
6.7       Brokers and Finders   . . . . . . . . . . . . . . . . .   32
6.8       Allowance for Credit Losses   . . . . . . . . . . . . .   33
6.9       Absence of Certain Changes or Events  . . . . . . . . .   33
6.10      Litigation  . . . . . . . . . . . . . . . . . . . . . .   33

ARTICLE VII CONDUCT OF CONTINENTAL'S BUSINESSES . . . . . . . . .   33
7.1       Conduct of Business   . . . . . . . . . . . . . . . . .   33
7.2       Forbearances  . . . . . . . . . . . . . . . . . . . . .   33

ARTICLE VIII ADDITIONAL AGREEMENTS  . . . . . . . . . . . . . . .   35
8.1       Access and Information  . . . . . . . . . . . . . . . .   35
8.2       S-4; Regulatory Matters   . . . . . . . . . . . . . . .   36
8.3       Stockholders' Approval  . . . . . . . . . . . . . . . .   36
8.4       Other Offers  . . . . . . . . . . . . . . . . . . . . .   36
8.5       Press Releases  . . . . . . . . . . . . . . . . . . . .   37
8.6       Notice of Defaults  . . . . . . . . . . . . . . . . . .   37
8.7       Miscellaneous Agreements and Consents   . . . . . . . .   37
8.8       Indemnification   . . . . . . . . . . . . . . . . . . .   37
8.9       Conversion of Stock Options; Restricted Stock   . . . .   38
8.10      Certain Change of Control Matters   . . . . . . . . . .   39
8.11      Termination Payment and Other Matters   . . . . . . . .   39
8.12      Letter of Continental's Accountants   . . . . . . . . .   40
8.13      Letter of BAC's Accountants   . . . . . . . . . . . . .   40
8.14      Advice of Changes; Government Filings   . . . . . . . .   40
8.15      Accounting Methods  . . . . . . . . . . . . . . . . . .   41
8.16      Coordination of Dividends   . . . . . . . . . . . . . .   41
8.17      Continental Accruals and Reserves   . . . . . . . . . .   41
8.18      Affiliates  . . . . . . . . . . . . . . . . . . . . . .   41
8.19      Additional Agreements   . . . . . . . . . . . . . . . .   41
8.20      Intentionally Omitted   . . . . . . . . . . . . . . . .   41
8.21      BAC Severance Benefits  . . . . . . . . . . . . . . . .   41
8.22      Continental Benefit Plans   . . . . . . . . . . . . . .   42
8.23      Continental Internal Audit Function; Peer Review  . . .   42
8.24      Continental Dividend Reinvestment Plan  . . . . . . . .   42
8.25      Execution and Delivery of Stock Option Agreement  . . .   42

ARTICLE IX CONDITIONS . . . . . . . . . . . . . . . . . . . . . .   42
9.1       Conditions to Each Party's Obligation to Effect the
          Merger  . . . . . . . . . . . . . . . . . . . . . . . .   42
9.2       Conditions to Obligations of Continental to Effect the
          Merger  . . . . . . . . . . . . . . . . . . . . . . . .   43
9.3       Conditions to Obligations of BAC to Effect the Merger .   44

ARTICLE X TERMINATION AND AMENDMENT . . . . . . . . . . . . . . .   46
10.1      Termination   . . . . . . . . . . . . . . . . . . . . .   46
10.2      Special BAC Rights of Termination   . . . . . . . . . .   47



10.3      Effect of Termination   . . . . . . . . . . . . . . . .   47
10.4      Non-Survival of Representations, Warranties and
          Covenants Following the Effective Time  . . . . . . . .   47
10.5      Termination Expenses.   . . . . . . . . . . . . . . . .   47
10.6      Amendment   . . . . . . . . . . . . . . . . . . . . . .   48
10.7      Extension; Waiver   . . . . . . . . . . . . . . . . . .   48

ARTICLE XI  GENERAL PROVISIONS  . . . . . . . . . . . . . . . . .   48
11.1      Expenses  . . . . . . . . . . . . . . . . . . . . . . .   48
11.2      Entire Agreement  . . . . . . . . . . . . . . . . . . .   48
11.3      Amendments  . . . . . . . . . . . . . . . . . . . . . .   48
11.4      Waivers   . . . . . . . . . . . . . . . . . . . . . . .   48
11.5      No Assignment   . . . . . . . . . . . . . . . . . . . .   49
11.6      Notices   . . . . . . . . . . . . . . . . . . . . . . .   49
11.7      Specific Performance  . . . . . . . . . . . . . . . . .   50
11.8      Governing Law   . . . . . . . . . . . . . . . . . . . .   50
11.9      Consent to Jurisdiction   . . . . . . . . . . . . . . .   50
11.10     Counterparts  . . . . . . . . . . . . . . . . . . . . .   50
11.11     Captions  . . . . . . . . . . . . . . . . . . . . . . .   50


                     RESTATED AGREEMENT AND PLAN OF MERGER

  This RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement") is entered into as of January 27, 1994 between BANKAMERICA CORPORATION, a Delaware corporation ("BAC"), and CONTINENTAL BANK CORPORATION, a Delaware corporation ("Continental"). This Agreement amends and restates that certain Agreement and Plan of Merger, dated as of January 27, 1994, between BAC and Continental. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in Article II.

                              W I T N E S S E T H:

  WHEREAS, BAC and Continental are registered bank holding companies under the Bank Holding Company Act of 1956, as amended (the "BHCA"); and

  WHEREAS, the Boards of Directors of BAC and Continental have concluded that there would be substantial long-term benefits to both organizations and their respective stockholders arising from a business combination resulting in a strategic alliance between the equity owners of BAC and Continental, including without limitation, the opening of important new geographic markets for both BAC and Continental; and

  WHEREAS, BAC believes that it would be advantageous to the future operations of BAC and Continental that the headquarters of the United States corporate banking division of BAC be located in the City of Chicago, State of Illinois, following the business combination so that substantially all of the administrative operations of such division as now conducted would be headquartered in Chicago in combination with the similar operations of Continental, and BAC intends to so relocate such operations of BAC after the business combination; and

  WHEREAS, as a condition and inducement to BAC's willingness to enter into this Agreement, Continental and BAC are entering into immediately after the execution and delivery hereof a Stock Option Agreement dated as of the date hereof (the "Stock Option Agreement") pursuant to which Continental shall grant to BAC an option to purchase shares of the Common Stock, par value $4 per share, of Continental (the "Continental Common Stock"); and

  WHEREAS, BAC and Continental desire to make certain representations, warranties, covenants and agreements in connection with the transactions hereby contemplated and to prescribe various conditions thereto; and

  WHEREAS, pursuant to the terms and subject to the conditions of this Agreement, BAC shall have the option to effect a business combination with Continental by way of a merger of Continental with and into BAC, or by such other means as are provided for herein (the "Merger"); and

  WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of section 368 of the Internal Revenue Code of 1986, as amended (the "Code"); and

  WHEREAS, the respective Boards of Directors of BAC and Continental have resolved that the transactions described herein are in the best interests of the parties and their respective stockholders and have approved the transactions described herein.

  NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements herein contained, the parties hereby agree as follows:

                                   ARTICLE I

                      THE MERGER AND RELATED TRANSACTIONS

  1.1 Effective Time of the Merger. Subject to the provisions of this Agreement, a certificate of merger (the "Certificate of Merger") shall be duly prepared, executed and acknowledged by the Surviving Corporation and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the Delaware General Corporation Law (the "DGCL"), as soon as practicable on or after the Closing Date. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger (the "Effective Time").

  1.2 Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on the first day which is (a) the last business day of a month (unless BAC agrees to waive this clause (a), in which case it shall not be applicable), (b) after satisfaction (or waiver) of the condition set forth in
Section 9.1(b), and (c) at least two business days after satisfaction (or waiver) of each of the other conditions set forth in Section 9.1, and the conditions set forth in Sections 9.2(b) and 9.3(b) (other than the delivery of the certificates referred to in Sections 9.2(b) and 9.3(b)) (provided that the other closing conditions set forth in Article IX have been met or waived as provided in Article IX at or prior to the Closing) (the "Closing Date"), at the offices of BAC in San Francisco, California, unless another time, date or place is agreed to in writing by the parties hereto.

  1.3     Effects of the Merger.

  (a) At the Effective Time, (i) the separate existence of Continental shall cease, subject to Section 1.4, and Continental shall be merged with and into BAC, (ii) the Certificate of Incorporation of BAC as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation and (iii) the By-laws of BAC as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation.

  (b) As used in this Agreement, "Constituent Corporations" shall mean BAC and Continental and "Surviving Corporation" shall mean BAC.

  (c) At and after the Effective Time, the Merger will have the effects set forth in section 259 of the DGCL.

  1.4 Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties that BAC by reason of this Agreement shall not (until consummation of the transactions contemplated hereby) control, and shall not be deemed to control, directly or indirectly, Continental or any of its Subsidiaries and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of Continental or any of its Subsidiaries.


                                   ARTICLE II

                              CERTAIN DEFINITIONS

  2.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

  (a)     "Acquisition Event" shall have the meaning set forth in Section 8.11.

  (b)     "Acquisition Proposal" shall have the meaning set forth in Section
8.4.

  (c) "Affiliate" shall mean, with respect to any person, any Person that, directly or indirectly, controls or is controlled by or is under common control with such Person.

  (d)     "Aggregate Value" shall have the meaning set forth in Section 8.11.

  (e) "Agreement" shall have the meaning set forth in the introduction to this Agreement.

  (f)     "Allowance" shall have the meaning set forth in Section 5.19.

  (g) "BAC" shall have the meaning set forth in the introduction to this Agreement.

  (h) "BAC Common Stock" shall mean the common stock, par value $1.5625 per share, of BAC.

  (i)     "BAC Financial Statements" shall have the meaning set forth in
Section 6.3.

  (j)     "BAC Mirror Preferred Stock" shall have the meaning set forth in
Section 3.1(a)(ii).

  (k)     "BAC Series 1 Preferred Stock" shall have the meaning set forth in
Section 3.1(a)(ii).

  (l)     "BAC Series 2 Preferred Stock" shall have the meaning set forth in
Section 3.1(a)(ii).

  (m) "Bank Regulators" shall mean the Federal Reserve Board, the OCC, the FDIC, the Office of Thrift Supervision and the Illinois Commissioner of Banks and Trust Companies.

  (n) "BHCA" shall have the meaning set forth in the recitals to this Agreement.

  (o)     "BofA" shall have the meaning set forth in Section 8.14.

  (p)     "Call Reports" shall have the meaning set forth in Section 5.4.

  (q)     "Cash Designees" shall have the meaning set forth in Section 3.3.

  (r)     "Cash Election Shares" shall have the meaning set forth in Section
3.3.

  (s)     "CB" shall have the meaning set forth in Section 5.1.

  (t)     "Ceiling Price" shall have the meaning set forth in Section 3.4.

  (u)     "Certificate of Merger" shall have the meaning set forth in Section
1.1.

  (v)     "Closing" shall have the meaning set forth in Section 1.2.

  (w)     "Closing Date" shall have the meaning set forth in Section 1.2.

  (x) "Closing Price" of a given class of stock for a given day shall mean the closing price of a share of such class of stock as reported on the New York Stock Exchange Composite Transaction Tape for such day.

  (y) "Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

  (z) "Condition" shall mean, with respect to BAC or Continental, the financial condition, assets, businesses, results of operations or prospects of such party.

  (aa)    "Constituent Corporations" shall have the meaning set forth in
Section 1.3(b).

  (ab)    "Contaminant" shall have the meaning set forth in Section 5.27.

  (ac) "Continental" shall have the meaning set forth in the introduction to this Agreement.

  (ad) "Continental Common Stock" shall mean the common stock, $4 par value per share, of Continental.

  (ae)    "Continental Disclosure Schedule" shall have the meaning set forth in
Article V.

  (af) "Continental Financial Statements" shall have the meaning set forth in Section 5.4.

  (ag)    "Continental 1991 Plan" shall have the meaning set forth in Section
8.9(a).

  (ah)    "Continental Options" shall have the meaning set forth in Section
5.2(a).

  (ai)    "Continental Permits" shall have the meaning set forth in Section 5.6.

  (aj)    "Continental Preferred Stock" shall have the meaning set forth in
Section 3.1(a)(ii).

  (ak) "Continental Rights Agreement" shall mean the Stockholder Rights Plan adopted by Continental on July 22, 1991.

  (al)    "Continental SEC Documents" shall have the meaning set forth in
Section 5.4.

  (am) "Continental Series 1 Preferred Stock" shall have the meaning set forth in Section 3.1(a)(ii).

  (an) "Continental Series 2 Preferred Stock" shall have the meaning set forth in Section 3.1(a)(ii).

  (ao) "Continental Stock Plans" shall have the meaning set forth in Section 5.2(a).

  (ap)    "Determination Date" shall mean the last day of the Valuation Period.

  (aq)    "DGCL" shall have the meaning set forth in Section 1.1.

  (ar)    "Dissenting Continental Stock" shall have the meaning set forth in
Section 3.1(a)(vi).

  (as)    "Dissenting Series 2 Holders" shall have the meaning set forth in
Section 3.1(a)(ii).

  (at)    "Effective Time" shall have the meaning set forth in Section 1.1.

  (au)    "Election Deadline" shall have the meaning set forth in Section 3.3.

  (av)    "Election Form" shall have the meaning set forth in Section 3.3.

  (aw)    "Election Form Record Date" shall have the meaning set forth in
Section 3.3.

  (ax) "Employee" shall mean any current or former employee, officer or director, independent contractor, retiree and any dependent or spouse thereof, and any other beneficiary under a Plan.

  (ay)    "Environmental Law" shall have the meaning set forth in Section 5.27.

  (az)    "ERISA" shall have the meaning set forth in Section 5.12(a).

  (ba)    "Exchange Act" shall have the meaning set forth in Section 5.3(c).

  (bb)    "Exchange Agent" shall have the meaning set forth in Section 3.1(e).

  (bc)    "FDIA" shall mean the Federal Deposit Insurance Act, as amended.

  (bd)    "FDIC" shall mean the Federal Deposit Insurance Corporation.

  (be) "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System and any Federal Reserve Bank.

  (bf) "Final BAC Stock Price" shall mean the average of the Closing Prices of BAC Common Stock for the Valuation Period.

  (bg)    "Floor Price" shall have the meaning set forth in Section 3.4.

  (bh)    "FLSA" shall mean the Fair Labor Standards Act.

  (bi) "GAAP" shall mean generally accepted accounting principles in the United States.

  (bj)    "Governmental Entity" shall have the meaning set forth in Section
5.3(c).

  (bk)    "HSR Act" shall have the meaning set forth in Section 5.3(c).

  (bl)    "Indemnified Party" shall have the meaning set forth in Section
8.8(a).

  (bm)    "IRCA" shall have the meaning set forth in Section 5.23.

  (bn)    "IRS" shall have the meaning set forth in Section 5.9.

  (bo) "Lien" shall mean any mortgage, lien, pledge, charge, assignment for security purposes, security interest, or encumbrance of any kind with respect to an asset, including any conditional sale agreement or capital lease or other title retention agreement relating to such asset.

  (bp)    "Mailing Date" shall have the meaning set forth in Section 3.3.

  (bq) "Market Price" shall mean with respect to any class of stock, the closing price per share as reported by The Wall Street Journal under the heading New York Stock Exchange Composite Transactions, or any comparable heading then in use.

  (br) "Material Adverse Effect" shall mean, with respect to BAC or Continental, a material adverse effect (whether or not required to be accrued or disclosed under SFAS No. 5) on the Condition of such party and its Subsidiaries, taken as a whole, or on the ability of such party to consummate the transactions contemplated hereby.

  (bs) "Merger" shall have the meaning set forth in the recitals to this Agreement.

  (bt) "Merger Consideration" shall mean the combination of (i) BAC Common Stock, (ii) BAC Mirror Preferred Stock, and (iii) cash to be issued by BAC in the Merger.

  (bu)    "Merger Corporation" shall have the meaning set forth in Section 3.4.

  (bv)    "No Election Shares" shall have the meaning set forth in Section 3.3.

  (bw)    "NLRA" shall mean the National Labor Relations Act.

  (bx)    "NYSE" shall mean the New York Stock Exchange, Inc.

  (by)    "OCC" shall mean the Office of the Comptroller of the Currency.

  (bz) "Person" or "person" shall mean any individual, corporation, association, partnership, group (as defined in section 13(d)(3) of the Exchange
Act), joint venture, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

  (ca)    "Per Share Cash Consideration" shall have the meaning set forth in
Section 3.2.

  (cb)    "Per Share Stock Consideration" shall have the meaning set forth in
Section 3.2.

  (cc)    "Plan" shall have the meaning set forth in Section 5.12(a).

  (cd)    "Proxy Statement" shall have the meaning set forth in Section 5.3(c).

  (ce)    "Regulatory Agreement" shall have the meaning set forth in Section
5.14.

  (cf)    "Release" shall have the meaning set forth in Section 5.27.

  (cg) "Remedies Exception" shall mean bankruptcy, insolvency, reorganization, moratorium and similar laws now or hereafter in effect relating to creditors' rights generally or general equity principles (whether considered in a proceeding at law or in equity) and the discretion of the courts.

  (ch)    "Requisite Regulatory Approvals" shall have the meaning set forth in
Section 9.1(b)

  (ci)    "Restricted Stock" shall have the meaning set forth in Section 8.9(b).

  (cj)    "SEC" shall mean the Securities and Exchange Commission.

  (ck)    "Securities Act" shall have the meaning set forth in Section 4.1.

  (cl)    "S-4" shall have the meaning set forth in Section 5.5.

  (cm) "Significant Subsidiary" shall mean a Subsidiary that is defined as "significant" under Rule 1-02 of Regulation S-X of the SEC.

  (cn)    "Special Termination Rights" shall have the meaning set forth in
Section 10.2.

  (co) "State Banking Approvals" shall have the meaning set forth in Section 5.3(c).

  (cp)    "State Takeover Laws" shall have the meaning set forth in Section
5.3(c).

  (cq)    "Stock Amount" shall have the meaning set forth in Section 3.2.

  (cr)    "Stock Designees" shall have the meaning set forth in Section 3.3.

  (cs)    "Stock Election Shares" shall have the meaning set forth in Section
3.3.

  (ct) "Stock Option Agreement" shall have the meaning set forth in the recitals to this Agreement.

  (cu)    "Stockholders' Meeting" shall have the meaning set forth in Section
8.3.

  (cv) "Subsidiary" shall mean, in the case of either BAC or Continental, any corporation, association or other entity in which it owns or controls, directly or indirectly, 25% or more of the outstanding voting securities or 25% or more of the total equity interest; provided, however, that the term shall not include any such entity (i) in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith or (ii) which is domiciled outside of the United States and which is not controlled by such company (and which, in the case of Continental, is listed on the Continental Disclosure Schedule and its business, operations, results of operation and financial condition are described).

  (cw)    "Surviving Corporation" shall have the meaning set forth in Section
1.3(b).

  (cx)    "Tax" shall have the meaning set forth in Section 5.9.

  (cy)    "Trust Activities" shall have the meaning set forth in Section 5.7(d).

  (cz) "Valuation Period" shall mean the 10 consecutive days on which shares of BAC Common Stock are traded on the NYSE ending on the tenth calendar day immediately prior to the anticipated Effective Time.

  (da)    "Violation" shall have the meaning set forth in Section 5.3(b).

  (db)    "Voting Debt" shall have the meaning set forth in Section 5.2(b).

  (dc) "Voting Power" shall mean the right to vote generally in the election of Directors of Continental through the beneficial ownership of Continental Common Stock or other securities entitled to vote generally in the election of Directors of Continental.

  (dd)    "WARN" shall have the meaning set forth in Section 5.23.


                                  ARTICLE III

                          MANNER OF CONVERTING SHARES

  3.1     Conversion.

  (a) Subject to the provisions of this Article III and of Article I, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the Constituent Corporations shall be converted as follows:

          (i) Each of the shares of capital stock of BAC issued and outstanding immediately prior to the Effective Time shall remain outstanding as one share of Common Stock of the Surviving Corporation;

          (ii) Each share of Adjustable Rate Preferred Stock, Series 1, $50 stated value, of Continental ("Continental Series 1 Preferred Stock"), outstanding immediately prior to the Effective Time shall be converted into one share of Adjustable Rate Preferred Stock, Series 1, $50 stated value, of BAC ("BAC Series 1 Preferred Stock"). Each share of the Adjustable Rate Preferred Stock, Series 2, $100 stated value, of Continental ("Continental Series 2 Preferred Stock" and, together with Continental Series 1 Preferred Stock, the "Continental Preferred Stock") outstanding immediately prior to the Effective Time (except shares held by persons who demand appraisal in compliance with all provisions of the DGCL concerning the right of such holders to dissent from the Merger and demand appraisal of their shares ("Dissenting Series 2 Holders") but only if holders of such shares are then entitled to so dissent and demand appraisal pursuant to the DGCL) shall be converted into one share of Adjustable Rate Preferred Stock,





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
  Series 2, $100 stated value, of BAC ("BAC Series 2 Preferred Stock" and, together with BAC Series 1 Preferred Stock, the "BAC Mirror Preferred Stock"). The BAC Series 1 Preferred Stock and BAC Series 2 Preferred Stock shall have the terms substantially as set forth in the forms of Certificate of Designation, Preferences and Rights attached hereto as Exhibits 3.1(a)(ii)-1 and 3.1(a)(ii)-2, respectively. All such shares of Continental Preferred Stock, other than shares held by Dissenting Series 2 Holders (if such holders are then entitled to dissent and demand appraisal as set forth above), shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares of Continental Preferred Stock shall thereafter represent the shares of BAC Series 1 Preferred Stock or BAC Series 2 Preferred Stock, as the case may be, into which such Continental Preferred Stock has been converted. Certificates previously representing shares of Continental Preferred Stock shall be exchanged for certificates representing whole shares of BAC Series 1 Preferred Stock or BAC Series 2 Preferred Stock to be issued in consideration therefor upon the surrender of such certificates in accordance with Section 4.1. If holders of shares of Continental Series 2 Preferred Stock are entitled to dissent from the Merger and demand appraisal of their shares under the DGCL, any issued and outstanding shares of Continental Series 2 Preferred Stock held by a Dissenting Series 2 Holder shall not be converted as described in this
  Section 3.1(a)(ii) but shall from and after the Effective Time represent only the right to receive such consideration as may be determined to be due to such Dissenting Series 2 Holder pursuant to section 262 of the DGCL; provided, however, that each share of Continental Series 2 Preferred Stock outstanding immediately prior to the Effective Time and held by a Dissenting Series 2 Holder who shall, after the Effective Time, withdraw his or her demand for appraisal or lose his or her right of appraisal, in either case pursuant to the DGCL, shall be deemed to be converted, as of the Effective Time, into one share of BAC Series 2 Preferred Stock;

          (iii) Subject to the provisions of Section 3.5, each share of Continental Common Stock (including the related rights issued under the Continental Rights Agreement) issued and outstanding immediately prior to the Effective Time which under the terms of Section 3.2 is to be converted into cash shall be converted into the right to receive the Per Share Cash Consideration (as defined in Section 3.2);

          (iv) Subject to the provisions of Section 3.5, each share of Continental Common Stock (including the related rights issued under the Continental Rights Agreement) issued and outstanding immediately prior to the Effective Time which under the terms of Section 3.2 is to be converted into BAC Common Stock shall be converted into the right to receive the Per Share Stock Consideration (as defined in Section 3.2);

          (v) Each Continental Option outstanding as of the Effective Time shall be treated in accordance with the provisions of Section 8.9; and

          (vi) Each outstanding share of Continental Stock as to which a written demand for appraisal is filed in accordance with section 262 of the DGCL at or prior to the Stockholders' Meeting and not withdrawn at or prior to the Stockholders' Meeting and which is not voted in favor of the Merger shall not be converted into or represent a right to receive BAC Common Stock or cash hereunder unless and until the holder shall have failed to perfect, or shall have effectively withdrawn or lost his or her right to appraisal of and payment for his or her Continental Common Stock under such section 262, at which time his or her shares shall either be converted into BAC Common Stock or cash as set forth in Section 3.1(a)(iii) or (iv) in accordance with
  Section 3.7. All such shares of Continental Common Stock as to which such a written demand for appraisal is so filed and not withdrawn at or prior to the time of such vote and which are not voted in favor of the Merger, except any such shares of Continental Common Stock the holder of which, prior to the Effective Time, shall have effectively withdrawn or lost his or her right to appraisal of payment for his or her shares of Continental Common Stock under such section 262 are herein called "Dissenting Continental Stock." Continental shall give BAC prompt notice upon receipt by Continental of any written demands for appraisal rights, withdrawal of such demands, and any other instruments served pursuant to section 262 of the DGCL and Continental shall give BAC the opportunity to direct all negotiations and proceedings with respect to such demands. Continental shall not voluntarily make any payment with respect to any demands for appraisal rights and shall not, except with the prior written consent of BAC, settle or offer to settle any such demands. Each holder of Continental Common Stock who becomes entitled, pursuant to provisions of said section 262, to payment for his or her shares of Continental Common Stock under the provisions of said section shall receive payment therefor from the Surviving Corporation and such shares of Continental Common Stock shall be canceled.

  (b) The calculations of the computations required by this Article III shall be prepared by BAC prior to the Closing Date and shall be set forth in a statement furnished to Continental showing in reasonable detail the manner of calculation.

  (c) Each of the shares of Continental capital stock held by BAC or any of its wholly owned Subsidiaries or Continental or any of its wholly owned Subsidiaries, other than shares held by BAC or any of its wholly owned Subsidiaries or Continental or any of its wholly owned Subsidiaries in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

  (d) Notwithstanding any other provisions of this Agreement, each holder of shares of Continental Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of BAC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of BAC Common Stock multiplied by the Market Price of one share of BAC Common Stock at the close of business on the trading day next preceding the Closing Date. No such holder will be entitled to dividends, voting rights or any other rights as a stockholder in respect of any fractional share.

  (e) At the Effective Time, the stock transfer books of Continental shall be closed as to holders of Continental capital stock immediately prior to the Effective Time and no transfer of Continental capital stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, certificates are properly presented in accordance with Article IV of this Agreement to the exchange agent, Chemical Trust Company of California (the "Exchange Agent"), such certificates shall be canceled and exchanged for certificates representing the number of whole shares of BAC or BAC Mirror Preferred Stock, as the case may be, and a check representing the amount of cash, if any, into which the Continental capital stock represented thereby was converted in the Merger. Any other provision of this Agreement notwithstanding, neither BAC, Continental, the Surviving Corporation nor the Exchange Agent shall be liable to a holder of Continental capital stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.

  3.2 Conversion of Continental Common Stock. Subject to Sections 3.4 and 3.5, each share of Continental Common Stock outstanding at the Effective Time shall be converted into the right to receive, at the election of the holder thereof as provided in Section 3.3, either:

          (i) a number of shares of BAC Common Stock equal to the sum of (A) .4158 and (B) the ratio of $18.375 to the Final BAC Stock Price (such sum, the "Per Share Stock Consideration"), or





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
          (ii) cash equal to the sum of (A) $18.375 and (B) the product of .4158 and the Final BAC Stock Price (such sum, the "Per Share Cash Consideration");

provided that, subject to Section 3.4, the aggregate number of shares of BAC Common Stock that shall be issued in the Merger (the "Stock Amount") shall equal the number obtained by multiplying (x) 0.8152 and (y) 51% of the total number of shares of Continental Common Stock outstanding (other than treasury shares) at the Determination Date.

  3.3 Election Procedures. An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Continental Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) in such form as BAC and Continental shall mutually agree ("Election Form") shall be mailed thirty-five days prior to the anticipated Effective Date or on such other date as Continental and BAC shall mutually agree ("Mailing Date") to each holder of record of Continental Common Stock as of five business days prior to the Mailing Date ("Election Form Record Date").

  Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect to receive only BAC Common Stock with respect to such holder's Continental Common Stock ("Stock Election Shares"), to elect to receive only cash with respect to such holder's Continental Common Stock ("Cash Election Shares") or to indicate that such holder makes no election ("No Election Shares").

  Holders of Continental Common Stock who duly elect to receive the Per Share Stock Consideration or the Per Share Cash Consideration in the Merger may also elect to have their share holdings divided into blocks of not less than 5,000 shares of Continental Common Stock with any remaining shares being added to one of the designated blocks of 5,000 shares (such blocks being herein called the "Stock Blocks") for purposes of the allocation procedures described below in this Section 3.3. Such holders who do not make such election or who hold less than 5,000 shares of Continental Common Stock will have all of their holdings treated as a single Stock Block for purposes of such allocation procedures.

  Any Continental Common Stock with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent, an effective, properly completed Election Form on or before 5:00 p.m., on the 20th day following the Mailing Date (or such other time and date as BAC and Continental may mutually agree) (the "Election Deadline") shall also be deemed to be "No Election Shares."

  BAC shall make available one or more Election Forms as may be reasonably requested by all persons who become holders (or beneficial owners) of Continental Common Stock between the Election Form Record Date and close of business on the business day prior to the Election Deadline, and Continental shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

  Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Continental Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Continental Common Stock represented by such Election Form shall become No Election Shares and BAC shall cause the certificates representing Continental Common Stock to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form.
Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election,





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
revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of BAC regarding such matters shall be binding and conclusive. Neither BAC nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

  Within fifteen calendar days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, BAC shall cause the Exchange Agent to effect the allocation among the holders of Continental Common Stock of rights to receive BAC Common Stock or cash in the Merger in accordance with the Election Forms as follows:

          (i) Stock Elections Less Than Stock Amount. If the number of shares of BAC Common Stock that would be issued upon conversion in the Merger of the Stock Election Shares is less than the Stock Amount, then:

                   (A) all Stock Election Shares shall be converted into the right to receive BAC Common Stock,

                   (B) the Exchange Agent shall select, by random selection, first, from among the holders of No Election Shares a sufficient number of such holders ("Stock Designees") and then, if necessary, a sufficient number of Stock Blocks ("Designated Stock Shares") held by holders of Cash Election Shares, such that the number of shares of BAC Common Stock that will be issued in the Merger equals as closely as practicable the Stock Amount, and all shares held by the Stock Designees and, if any, all Designated Stock Shares, will be converted into the right to receive BAC Common Stock, provided that no particular holder of Cash Election Shares shall be deemed to be a Stock Designee, nor shall any such holder's shares be included within the Designated Stock Shares if such would prevent the satisfaction of any of the conditions set forth in Article IX, and

                   (C) the Cash Election Shares that are not Designated Stock Shares and the No Election Shares that are not held by Stock Designees shall be converted into the right to receive cash; or

          (ii) Stock Elections More Than Stock Amount. If the number of shares of BAC Common Stock that would be issued upon the conversion into BAC Common Stock of the Stock Election Shares is greater than the Stock Amount, then:

                   (A) all Cash Election Shares and No Election Shares shall be converted into the right to receive cash,

                   (B) the Exchange Agent will select, by random selection, a sufficient number of Stock Blocks ("Designated Cash Shares") held by holders of Stock Election Shares, so that the number of shares of BAC Common Stock that will be issued in the Merger equals as closely as practicable the Stock Amount, and any Designated Cash Shares will be converted into the right to receive cash, provided that no particular holder of Stock Election Shares shall be deemed to be a Cash Designee, nor shall any such holder's shares be included within the Designated Cash Shares if such circumstance would prevent the satisfaction of any of the conditions set forth in Article IX, and

                   (C) the Stock Election Shares that are not Designated Cash Shares will be converted into the right to receive BAC Common Stock; or





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
          (iii) Stock Elections Equal to Stock Amount. If the number of shares of BAC Common Stock that would be issued upon conversion into BAC Common Stock of the Stock Election Shares is equal or nearly equal (as determined by the Exchange Agent) to the Stock Amount, then subparagraphs (i) and (ii) above and subparagraph (iv) below shall not apply and all Stock Election Shares shall be converted into the right to receive BAC Common Stock and all Cash Election Shares and No Election Shares shall be converted into the right to receive cash; or

          (iv) Stock Elections and No Elections Equal to Stock Amount. If the number of shares of BAC Common Stock that would be issued upon the conversion into BAC Common Stock of the Stock Election Shares and No Election Shares would equal or nearly equal (as determined by the Exchange Agent) the Stock Amount, then subparagraphs (i), (ii) and (iii) above shall not apply and all Cash Election Shares shall be converted into the right to receive cash and all Stock Election Shares and No Election Shares shall be converted into the right to receive BAC Common Stock.

  The random selection process to be used by the Exchange Agent shall consist of such processes as shall be mutually determined by BAC and Continental.

  3.4 Continental Termination Right; BAC Adjustment Right; Cap on Final BAC Stock Price for Calculation of Per Share Stock and Cash Consideration.

  (a) Continental Termination Right. Continental shall have the right to elect to abandon the Merger and terminate this Agreement, if its Board of Directors so determines, following the Determination Date but prior to the Effective Time if the Final BAC Stock Price shall be less than $36.16 (the "Floor Price") subject, however, to the following subparagraph (b).

  (b) BAC Adjustment Right. If Continental makes an election to abandon the Merger under subparagraph (a) above, it shall give prompt written notice thereof to BAC, provided that such notice may be withdrawn by Continental at any time prior to the close of business on the second business day prior to the Effective Time. If Continental shall have the right to terminate this Agreement pursuant to subparagraph (a) above but shall not have done so, or at any time within five days of Continental's having done so, BAC shall have the right but not the obligation to elect to increase the Stock Amount and the per share value of the cash and BAC Common Stock which would be delivered to the holders of the Continental Common Stock such that (A) the per share value of the cash and BAC Common Stock consideration (valued in the case of the BAC Common Stock at the Final BAC Stock Price) is at least equal to the per share consideration that would have been received if the Final BAC Stock Price had been equal to the Floor Price and (B) in the opinion of Wachtell, Lipton, Rosen & Katz the Merger qualifies as a reorganization under section 368 of the Code, except for cash payments (including cash in lieu of fractional shares), no gain or loss will be recognized by any holder of Continental Common Stock upon conversion of such stock into BAC Common Stock in the Merger, and the basis of such BAC Common Stock will be the same as such holder's basis in the Continental Common Stock exchanged therefor. If BAC elects to make the above-described adjustment within such period, it shall give prompt written notice to Continental thereof (and the Effective Time shall in such case be the fifth day following such election by BAC) and of the increase in the cash and BAC Common Stock which will be delivered to holders of Continental Common Stock and the per-share values thereof, whereupon no abandonment or termination shall be deemed to have occurred and this Agreement shall remain in effect in accordance with its terms (except as the Per Share Cash Consideration, the Per Share Stock Consideration and the Stock Amount shall have been so increased). If Continental shall not have made the election to abandon the Merger under subparagraph (a) above and if BAC shall not have elected to increase the Stock Amount and make the other adjustments contemplated by the foregoing provisions of this subparagraph (b), then BAC, in its sole discretion, may elect to change the method of effecting the business combination with Continental (including without limitation the provisions as set forth in Article III and Article IV) if and to the extent that it deems such a change to be desirable, including, without limitation, to provide for (i) a merger of a wholly owned subsidiary of BAC ("Merger Corporation") with and into Continental, in which Continental is the surviving corporation, (ii) a merger of Continental with and into Merger Corporation in which Merger Corporation is the surviving corporation, or (iii) a sale of all the assets of Continental, BAC or any of its subsidiaries; provided, however, that no such change shall alter or change the amount or the kind of the Merger Consideration to be received by the holders of Continental Common Stock or Continental Preferred Stock, as provided for in this Agreement or shall materially delay or impede satisfaction of the conditions (other than Section 9.2(e)) in Article IX.

  (c) Cap on Final BAC Stock Price for Calculation of Per Share Stock and Cash Consideration. Notwithstanding any other provision of this Agreement, in the event that the Final BAC Stock Price shall be more than $55.84 (the "Ceiling Price"), the Per Share Cash Consideration, the Per Share Stock Consideration and the Stock Amount which would otherwise result from the application of the provisions of Section 3.2 shall be deemed to be decreased appropriately so that the per-share cash and stock consideration that will be receivable by the holders of the Continental Common Stock shall be the same as if the Final BAC Stock Price were equal to the Ceiling Price.

  (d) Return of Share Certificates. In the event the Final BAC Stock Price is below the Floor Price and Continental elects to terminate this Agreement under subparagraph (a) above, and BAC does not elect under subparagraph (b) above to increase the Stock Consideration and Cash Consideration so as to prevent such termination, BAC will cause the Exchange Agent to use its commercially reasonable efforts to effect the prompt return of stock certificates representing shares of Continental Common Stock submitted with Election Forms. Certificates representing shares of Continental Common Stock held directly by holders of Continental Common Stock will be returned by registered mail. BAC will, and will cause the Exchange Agent to, use its commercially reasonable efforts to cooperate with Continental and holders of Continental Common Stock to facilitate return of certificates representing shares of Continental Common Stockholders in the event of such termination, provided, that return of such certificates other than by registered mail will only be made at the expense, written direction and risk of the applicable holders of Continental Common Stock and only if such holders submit at the time of the Election Deadline a pre-paid, pre-addressed courier envelope to be used for such purpose (except if such holders arrange to pick up their certificates in person).

  3.5 Adjustments for Dilution and Other Matters. If prior to the Effective Time, (i) Continental shall declare a stock dividend or distribution upon or subdivide, split up, reclassify or combine the Continental Common Stock, or declare a dividend, or make a distribution, on the Continental Common Stock in any security convertible into Continental Common Stock (provided that no such action may be taken by Continental without BAC's prior written consent as so provided in Article VII), or (ii) BAC shall declare a stock dividend or distribution upon or subdivide, split up, reclassify or combine the BAC Common Stock or declare a dividend, or make a distribution, on the BAC Common Stock in any security convertible into BAC Common Stock, appropriate adjustment or adjustments will be made to the Per Share Cash Consideration, the Per Share Stock Consideration and the Stock Amount. If at the Effective Time, Continental shall have outstanding more shares of Continental Common Stock than are contemplated to be outstanding or subject to option by the representation and warranty in Section 5.2(a), then, at BAC's election and notwithstanding other provisions hereof, and without limiting any of its other rights hereunder, (i) the Stock Amount shall be adjusted so as to deduct from the reference in the calculation of the Stock Amount to the total number of shares of Continental Common Stock outstanding at the Determination Date that number of additional shares of Continental Common Stock which are outstanding over the amount contemplated by the representation and warranty in Section 5.2(a), and
(ii) the Per Share Cash Consideration and the Per Share Stock Consideration shall be adjusted downward to the number that would result in an aggregate Merger Consideration equal to the aggregate Merger Consideration that would have resulted if such representation and warranty had been strictly complied with at the Effective Time.

  3.6 Illustrative Cases. Appendix A hereto illustrates, among other things, the value to be received per share of Continental Common Stock, whether in cash or in BAC Common Stock, at varying Final BAC Stock Prices, as well as the resulting exchange ratios (assuming that the adjustment contemplated by Section 3.4(b) above is made in certain cases and assuming that the cap contemplated by Section 3.4(c) above shall be operative in a given case).

  3.7 Conversion of Dissenting Continental Stock. If prior to the Effective Time any stockholder of Continental shall fail to perfect, or shall effectively withdraw or lose, his or her right to appraisal of and payment for his or her shares of Dissenting Continental Stock under section 262 of the DGCL, the Dissenting Continental Stock of such holder shall be treated for purposes of this Article III like any other shares of outstanding Continental Common Stock. If, after the Effective Time, any holder of Continental Common Stock shall fail to perfect, or shall effectively withdraw or lose, his or her right to appraisal of and payment for his or her Dissenting Continental Stock under section 262 of the DGCL, each share of Dissenting Continental Stock of such holder shall be converted into cash or BAC Common Stock pursuant to the election procedures of this Article III and in accordance with the procedures, and subject to the conditions, set forth in Article IV.


                                   ARTICLE IV

                               EXCHANGE OF SHARES

  4.1 Exchange Procedures. Upon the latest to occur of the Effective Time and the completion of the allocation procedure set forth in Section 3.3, BAC shall issue to the Exchange Agent the number of shares of BAC Common Stock and the BAC Mirror Preferred Stock issuable in the Merger and the amount of cash payable in the Merger; provided, however, that notwithstanding any other provision of this Agreement, BAC shall not issue to the Exchange Agent BAC Common Stock, BAC Mirror Preferred Stock or cash payable with respect to shares of Continental Common Stock or Continental Preferred Stock unless and until share certificates and the required transmittal materials pursuant to Article III and Article IV have been received in proper form by the Exchange Agent.
The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to BAC Common Stock and BAC Mirror Preferred Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.

  Promptly after the Effective Time, BAC and Continental shall cause the Exchange Agent to mail appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Continental Preferred Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) to the former holders of Continental Preferred Stock. After completion of the allocation procedure set forth in Section 3.3, each holder of a certificate formerly representing Continental Common Stock or Continental Preferred Stock who surrenders or has surrendered such certificate (or customary affidavits and indemnification regarding the loss or destruction of such certificate), together with duly executed transmittal materials included in the Election Form, to the Exchange Agent shall, upon acceptance thereof, be entitled to a certificate representing the BAC Common Stock or BAC Mirror Preferred Stock or cash into which the shares of Continental capital stock shall have been converted pursuant hereto. BAC shall cause the Exchange Agent to accept such certificate upon compliance with such reasonable and customary terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal practices. Until surrendered as contemplated by this Section 4.1, each certificate representing Continental capital stock shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration.

  To the extent provided by Section 3.1(d) of this Agreement, each holder of shares of Continental Common Stock issued and outstanding at the Effective Time also shall receive,





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
upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional shares of BAC Common Stock to which such holder would otherwise be entitled. BAC shall not be obligated to deliver the consideration to which any former holder of Continental capital stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing shares of Continental capital stock for exchange as provided in this Article IV. In addition, certificates surrendered for exchange by any person constituting an "affiliate" of Continental for purposes of Rule 144(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged for certificates representing whole shares of BAC Common Stock or BAC Mirror Preferred Stock until BAC has received a written agreement from such person as provided in Section 8.18. If any certificate for shares of BAC Common Stock or BAC Mirror Preferred Stock, or any check representing cash and/or declared but unpaid dividends, is to be issued in a name other than that in which a certificate surrendered for exchange is issued, the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable.

  4.2 Voting and Dividends. Former stockholders of record of Continental shall be entitled to vote after the Effective Time at any meeting of BAC stockholders the number of whole shares of BAC Common Stock into which their respective shares of Continental Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Continental Common Stock for certificates representing BAC Common Stock in accordance with the provisions of this Agreement. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of Continental capital stock (other than shares to be canceled pursuant to Section 3.1(c) of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive shares of BAC Common Stock and BAC Mirror Preferred Stock, and/or cash, as set forth in this Agreement. No dividends or other distributions declared or made after the Effective Time with respect to BAC Common Stock or BAC Mirror Preferred Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate of Continental capital stock with respect to the shares of BAC Common Stock or BAC Mirror Preferred Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.1(d) until the holder of such certificate of Continental capital stock shall surrender such certificate. Subject to the effect of applicable laws, following surrender of any such certificate of Continental capital stock, there shall be paid to the holder of the certificates representing whole shares of BAC Common Stock or BAC Mirror Preferred Stock issued in exchange therefor, without interest, (i) the amount of any cash payable with respect to a fractional share of BAC Common Stock to which such holder is entitled pursuant to Section 3.1(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of BAC Common Stock or BAC Mirror Preferred Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of BAC Common Stock or BAC Mirror Preferred Stock.

  4.3 No Liability. Neither BAC nor Continental shall be liable to any holder of shares of Continental Common Stock or Continental Preferred Stock for any such shares of BAC Common Stock or BAC Mirror Preferred Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  4.4 Withholding Rights. BAC or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Continental Common Stock or Continental Preferred Stock such amounts as BAC or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by BAC or the Exchange Agent, such withheld amounts shall be





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treated for all purposes of this Agreement as having been paid to the holder of the shares of Continental Common Stock or Continental Preferred Stock in respect of which such deduction and withholding was made by BAC or the Exchange Agent.


                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF CONTINENTAL

  Continental will deliver to BAC a disclosure schedule with respect to the representations and warranties set forth below (the "Continental Disclosure Schedule") as soon as practicable but in any event no later than 13 business days after the date hereof. The Continental Disclosure Schedule shall in each case describe the nature of the exception in reasonable detail and shall specifically refer to the Section or subsection of this Agreement to which an exception set forth therein to a representation and warranty contained in this
Article V applies (disclosure in any Section or subsection of the Continental Disclosure Schedule shall apply only to the corresponding Section or subsection of this Agreement). Each portion of the Continental Disclosure Schedule shall be deemed to speak as of the date of delivery thereof to BAC and shall be true and correct as of such date. Any documents referred to in this Article V as being deliverable to BAC by Continental, shall, to the extent not heretofore delivered to BAC, be delivered to BAC within such 13-business day period or such earlier date as the delivery of the Continental Disclosure Schedule is completed for purposes of Section 10.2 and any material document described or referred to in the Continental Disclosure Schedule shall be delivered to BAC by Continental as promptly as practicable after a request therefor by BAC and in any event within two days of such request.

  Continental represents and warrants to BAC, subject only to such exceptions and limitations as are set forth below or in the Continental Disclosure Schedule, as follows:

  5.1 Organization, Standing and Authority. Continental is a bank holding company registered under the BHCA. Continental Bank ("CB") is a national banking association which is a direct wholly owned (other than directors' qualifying shares) Subsidiary of Continental. Each of Continental and its Significant Subsidiaries is a bank or corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary. The deposit accounts of CB are insured by the Bank Insurance Fund of the FDIC.

  5.2     Capital Structure.

  (a) The authorized capital stock of Continental consists of 100,000,000 shares of Continental Common Stock, and 10,000,000 shares of Continental Preferred Stock, of which (A) 53,978,633 shares of Continental Common Stock are issued (of which 2,758,611 shares were held as treasury stock as of the date hereof and were issued but not outstanding) and 51,220,022 such shares are outstanding, no shares of Continental Common Stock are reserved for issuance upon the exercise of outstanding stock options, no shares of Continental Common Stock are reserved for issuance in connection with outstanding stock appreciation rights of Continental, no shares of Continental Common Stock are reserved for issuance pursuant to the Continental Stock Plans (as defined below), and no shares of Continental Common Stock are reserved for issuance pursuant to Continental's dividend reinvestment plan (such stock options, stock appreciation rights, agreements and plans are listed and described in Exhibit 5.2(a) hereto and are herein referred to collectively as the "Continental Stock Plans"), no shares of Continental Common Stock were held by Continental or by its Subsidiaries (other than treasury shares or shares held in a fiduciary capacity), and stock options in respect of 6,258,683 shares of Continental Common Stock were outstanding as of the date hereof, and (B) 4,788,000 shares of Continental Preferred Stock, consisting of 1,788,000 shares of Adjustable Rate Preferred Stock,





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Series 1, $50 stated value, and 3,000,000 shares of Adjustable Rate Preferred
Stock, Series 2, $100 stated value, are outstanding. Exhibit 5.2(a) hereto sets forth in the aggregate by plan the options outstanding, their grant price and the date such options were granted. The Continental Disclosure Schedule will set forth the name of each holder of an option or stock appreciation right, outstanding under any of the Continental Stock Plans (such options and rights being herein collectively referred to as the "Continental Options"), a description of the exercise or purchase prices, vesting schedules, expiration dates, and numbers of shares of Continental Common Stock subject to each such Continental Option, together with a listing of all Continental Options which shall vest at the Effective Time as a result of the Merger. Except for the Continental Options listed on Exhibit 5.2(a) hereto, there will not be outstanding at any time up to and including the Effective Time any stock options, stock appreciation rights, restricted stock grants or any other such right to acquire any shares of the Continental Common Stock. Except for shares of Continental Common Stock which may be issued in connection with the exercise of Continental Options, there will be no increase in the outstanding shares of Common Stock after the date hereof except as permitted by Section 8.24 in respect of the dividend reinvestment plan of Continental.

  (b) No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders may vote ("Voting Debt") of Continental are issued or outstanding. All outstanding shares of Continental capital stock are, and any shares of Continental Common Stock which may be issued pursuant to the Stock Option Agreement or the Continental Options will be, validly issued, fully paid and nonassessable and not subject to preemptive rights.

  (c) Except for this Agreement, the Continental Options, the Continental Rights Agreement and the Stock Option Agreement and the Continental dividend reinvestment plan, there are no options, warrants, calls, rights, commitments or agreements of any character to which Continental or any Subsidiary of Continental is a party or by which it is bound obligating Continental or any Subsidiary of Continental to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt of Continental or any Subsidiary of Continental or obligating Continental or any Subsidiary of Continental to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. After the Effective Time, there will be no option, warrant, call, right or agreement obligating Continental or any Subsidiary of Continental to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or any Voting Debt of Continental or any Subsidiary of Continental, or obligating Continental or any Subsidiary of Continental to grant, extend or enter into any such option, warrant, call, right or agreement. There are no outstanding contractual obligations of Continental or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Continental or any of its Subsidiaries, other than the Stock Option Agreement.

  (d) Since January 1, 1994, except as permitted or as would have been permitted by this Agreement, Continental has not (A) issued or permitted to be issued any shares of capital stock, or securities exercisable for or convertible into shares of capital stock, of Continental or any of its Subsidiaries, other than pursuant to and as required by the terms of any Continental Option; (B) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more of its Subsidiaries, any shares of capital stock of Continental or any of its Subsidiaries (other than shares held in a fiduciary capacity); or (C) declared, set aside, made or paid to the stockholders of Continental dividends or other distributions on the outstanding shares of capital stock of Continental, other than regular quarterly cash dividends at a rate not in excess of the regular quarterly cash dividends most recently declared by Continental prior to the date hereof or as required by the terms of the Continental Preferred Stock as in effect on the date hereof.

  (e) Set forth in the Continental Disclosure Schedule is, in each case as of the date thereof, a true, correct and complete list of each Subsidiary of Continental identifying the location of its chief executive office, and jurisdiction of incorporation, and, with respect to Significant Subsidiaries, the date of incorporation, capitalization (including a list of all record holders of securities or other ownership interests in each Subsidiary if maintained by or





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reasonably available to Continental), a summary of its line of business
(including, without limitation, whether such Subsidiary is active or inactive) and its most recent balance sheet and income statement. Except as set forth in the Continental Disclosure Schedule, Continental has no direct or indirect equity interest in any association, firm, corporation, partnership or other business enterprise involving more than $1,000,000 in aggregate book value.

  (f) Except as provided in section 55 of Title 12 of the United States Code in the case of Subsidiaries that are national banks, and any comparable provisions of applicable state law in the case of Subsidiaries of Continental that are state-chartered banks, all of the outstanding shares of capital stock of, and all other ownership interests in, each Subsidiary of Continental (i) are validly issued, fully paid and nonassessable and free of any preemptive rights, and (ii) are owned by Continental or a wholly owned Subsidiary of Continental, free and clear of all liens, claims, pledges, agreements, voting or other restrictions, charges or other encumbrances, with the result that Continental directly or indirectly owns the entire equity interest in each of its Subsidiaries.

  (g) As of the date hereof, to Continental's knowledge, no Person nor any of such Person's affiliates or associates (as such terms are defined in the Exchange Act and the rules and regulations of the SEC thereunder), (i) beneficially own, directly or indirectly, or (ii) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of Continental, which, in the aggregate, represent 10% or more of the outstanding shares of capital stock of Continental entitled to vote generally in the election of directors (other than shares held in a fiduciary capacity).

  5.3     Authority.

  (a) Continental has all requisite corporate power and authority to enter into this Agreement and the Stock Option Agreement and, subject to the adoption of this Agreement by the holders of the Continental Common Stock as required under the DGCL, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Continental (including without limitation the approval of this Agreement by the unanimous vote of all members of Continental's Board of Directors, which approval includes a resolution recommending that this Agreement and the Stock Option Agreement and the transactions contemplated hereby and thereby be approved by the stockholders of Continental), subject in the case of this Agreement only to such adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Continental Common Stock as required under the DGCL (no approval or adoption being required by the holders of any other outstanding securities of Continental). This Agreement and the Stock Option Agreement have been duly executed and delivered by Continental and each constitutes a valid and binding obligation of Continental, enforceable against Continental in accordance with its terms.

  (b) The execution and delivery of this Agreement and the Stock Option Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not, (A) conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a "Violation") pursuant to any provision of the Certificate or Articles of Incorporation, Articles of Association, or By-laws of Continental, CB or any other Subsidiary of Continental or (B) result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Continental, CB or any other Subsidiary of Continental or their respective properties or assets which Violation might reasonably be expected to have individually or in the aggregate an adverse financial effect on Continental or





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any Subsidiary thereof in an amount exceeding $5 million or to impair the consummation of the transactions contemplated hereby.

  (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental entity, authority or instrumentality, domestic or foreign (each, a "Governmental Entity"), is required by or with respect to Continental, CB or any other Subsidiary of Continental in connection with the execution and delivery of this Agreement and the Stock Option Agreement by Continental, or the consummation by Continental of the transactions contemplated hereby and thereby, except for (A) the filing of applications with the Federal Reserve Board under the BHCA and approval of same, (B) the filing with the SEC of (1) a proxy statement in preliminary and definitive form relating to the meeting of Continental's stockholders to be held in connection with the Merger (the "Proxy Statement") and (2) such reports under sections 13(a), 13(d), 13(g) and 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby and the obtaining from the SEC of such orders as may be required in connection therewith, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Continental is qualified to do business, (D) the filing of such applications, filings, authorizations, orders and approvals as may be required under state banking laws, and with and of state banking authorities and approval of same (collectively, the "State Banking Approvals") and pursuant to state takeover or change in control laws (collectively, "State Takeover Laws"),
(E) consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers or investment advisers, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization, and the rules of the NYSE, or which are required under consumer finance, mortgage banking and other similar laws, (F) notices under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (G) such filings, authorizations, orders and approvals as may be required under foreign laws, (H) such filings, notifications and approvals as are required under the Small Business Investment Act of 1958, as amended, and the rules and regulations thereunder and (I) filings, notifications and approvals under state insurance laws and regulations.

  5.4 SEC Documents. Continental has delivered or will deliver to BAC a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Continental with the SEC under the Securities Act and the Exchange Act (other than reports filed pursuant to section 13(d) or 13(g) of the Exchange Act) since January 1, 1989 and will deliver to BAC promptly upon the filing thereof with the SEC all such reports, registration statements and proxy statements as may be filed after the date hereof and prior to the Effective Time (as such documents have since the time of their filing been amended, or may after their filing, if after the date hereof, be amended, the "Continental SEC Documents"), which are or will be all the documents (other than preliminary material and reports required pursuant to section 13(d) or 13(g) of the Exchange Act) that Continental was or will be required to file with the SEC since such date. Continental has delivered to BAC true and complete copies of CB's most recent annual and quarterly Consolidated Reports of Condition and Income filed with the OCC and will promptly deliver to BAC true and complete copies of such reports after the filing thereof with the OCC (as such reports have since the time of their filing been amended, or may after their filing, if after the date hereof, be amended, the "Call Reports"). As of their respective dates, the Call Reports complied or will comply in all material respects with the applicable regulatory requirements (including regulatory accounting practices). As of their respective dates, the Continental SEC Documents complied or will comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Continental SEC Documents, and none of the Continental SEC Documents contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, not misleading. As of their respective dates, the financial





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
statements of Continental included or to be included in the Continental SEC Documents (the "Continental Financial Statements") complied or will comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, are or will be in accordance with the books and records of Continental and its Subsidiaries, which are or will be complete and accurate in all material respects and which have been or will have been maintained in accordance with good business practices, and present or will present fairly the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of Continental and its Subsidiaries as of the dates and for the periods indicated, in accordance with GAAP, subject in the case of interim financial statements to normal recurring year-end adjustments and except for the absence of certain footnote information in the unaudited statements. Prior to the date hereof, Continental has delivered to BAC copies of the following financial statements, each of which has been certified by Continental to the effect (which Continental hereby represents and warrants), that such statements fairly present the financial condition and results of operations for the period covered, subject only to normal year-end adjustments necessary for fair presentation, and have been prepared on a basis substantially consistent with the Continental Financial Statements separate balance sheets and statements of operations for Continental and CB as at December 31, 1993, and for the year then ended.

  5.5 Information Supplied. None of the information supplied or to be supplied by Continental for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by BAC in connection with the issuance of shares of BAC Common Stock and BAC Mirror Preferred Stock in the Merger (the "S-4") will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading, and (ii) the Proxy Statement will, at the date of mailing to Continental stockholders and at the time of the Stockholders' Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that Continental is responsible for filing with any Governmental Entity in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Act and the Exchange Act. Without limiting any of the representations and warranties contained herein, no representation or warranty to BAC by Continental herein and no statement by Continental or other information contained in the Continental Disclosure Schedule or any document incorporated by reference therein, as of the date of such document, contains or contained or as to the Continental Disclosure Schedule shall contain, any untrue statement of material fact, or, at the date thereof, omitted or shall omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements are or will be made, not misleading.

  5.6 Compliance with Applicable Laws. Continental and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of Continental and its Subsidiaries, taken as a whole (the "Continental Permits"). Continental and its Subsidiaries are in compliance with the terms of the Continental Permits. Except as disclosed in the Continental SEC Documents filed prior to the date of this Agreement, the businesses of Continental and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity. Without limiting the generality of the foregoing, each investment of each Subsidiary of Continental which is a small business investment company complies in all material respects with the laws, rules and regulations administered by the United States Small Business Administration. Except for routine examinations by the Bank Regulators (including examinations in connection with CB's application to convert to a state bank), and except as set forth in the Continental Disclosure Schedule, to the knowledge of Continental, no investigation by any Governmental Entity with respect to Continental or any of its Subsidiaries is pending or threatened.





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  5.7     Other Activities of Continental and its Subsidiaries.

  (a) Neither Continental nor any of its Subsidiaries that is not a bank directly or indirectly engages in any activity prohibited by the Federal Reserve Board. Without limiting the generality of the foregoing, any equity investment of Continental and each Subsidiary that is not a bank is not prohibited by the Federal Reserve Board. CB engages only in activities permissible for national banks and permissible under applicable OCC and FDIC regulations.

  (b) Except as set forth in the Continental Disclosure Schedule, neither Continental nor any Subsidiary engages in any insurance activities other than acting as a principal, agent or broker for insurance that is directly related to an extension of credit by Continental or any Subsidiary and limited to assuring the repayment of the balance due on the extension of credit in the event of the death, disability or involuntary unemployment of the debtor. The Continental Disclosure Statement describes all licenses and approvals held by Continental and any Subsidiary (and any officer, director or employee of any of them) to conduct any insurance activities, whether as principal, agent, broker or otherwise.

  (c) Except as set forth in the Continental Disclosure Schedule, neither Continental nor any Subsidiary, in connection with its activities relating to funds transfers, (i) is in default under any agreement to which it is a party relating to the transfer of funds or settlement with respect to such transfers; or (ii) has agreed to be or is liable for consequential damages for its error or delay in acting on requests for the transfer of funds. Each of Continental and its Subsidiaries, as applicable, has adopted and followed procedures reasonably adapted to avoid such errors and delay, has adopted commercially reasonable security procedures (as such term is defined in section 4A-202 of the Uniform Commercial Code) for verifying the authenticity of requests received for the transfer of funds, and, to Continental's knowledge, is in compliance with applicable laws of Governmental Entities relating to the transfer of funds and settlement with respect thereto with the applicable operating rules of each funds transfer system of which it is a member or by which it is bound.

  (d) Except as disclosed in the Continental Disclosure Schedule, to Continental's knowledge, CB has performed all personal trust, corporate trust and other fiduciary activities ("Trust Activities") with requisite authority under applicable law of Governmental Entities and in accordance with the agreed-upon terms of the agreements and instruments governing such Trust Activities, sound fiduciary principles and applicable law and regulation (specifically including but not limited to section 9 of Title 12 of the Code of Federal Regulations); there is no investigation or inquiry by any Governmental Entity pending, or to the knowledge of Continental, threatened, against or affecting Continental or any Significant Subsidiary thereof relating to the compliance by Continental or any such Subsidiary with sound fiduciary principles and applicable regulations; and each employee of CB had the authority to act in the capacity in which he or she acted with respect to Trust Activities in each case in which such employee held himself or herself out as a representative of CB; and CB has established policies and procedures for the purpose of complying with applicable laws of Governmental Entities relating to Trust Activities, has followed such policies and procedures in all material respects and has performed appropriate internal audit reviews of, and has engaged independent accountants to perform audits of, Trust Activities, which audits have disclosed no material violations of applicable laws of Governmental Entities or such policies and procedures. Neither Continental nor any Subsidiary thereof (other than CB and its Subsidiaries) engages in Trust Activities in the United States.

  5.8     Litigation.

  (a) The Continental Disclosure Schedule contains a true, correct and complete list as of the delivery thereof of all suits, claims, actions, investigations or proceedings of any nature by any Person that are pending or, to Continental's knowledge, threatened (i) against or otherwise involving, directly or indirectly, Continental, any of its Subsidiaries or any of their respective properties (including, without limitation, any such matter with respect to Taxes), or (ii) against or otherwise involving, directly or indirectly, any officer, director, employee or





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agent of Continental or any of its Subsidiaries (in connection with such officer's, director's, employee's or agent's activities on behalf of it or that otherwise relate, directly or indirectly, to Continental or any of its Subsidiaries or properties or the securities or activities of any of them), including, without limitation, any derivative actions that have been requested, and any matters involving Continental's securities, including, without limitation, matters involving allegations of insider trading; provided that any matters involving claims of less than $100,000 need not be included thereon.

  (b) The Continental Disclosure Schedule contains a true, correct and complete list as of the date of delivery thereof of all pending suits, claims, actions, investigations or proceedings of any nature involving claims in the amount of $100,000 or more or involving material claims for specific performance or injunctive relief by or on behalf of Continental, any of its Subsidiaries or any officer, director, employee or agent of any of them that relate, directly or indirectly, to Continental or any of its Subsidiaries or any of their respective properties, including without limitation, types of actions referred to in Section 5.8(a), but excluding routine collection or foreclosure actions involving single-family homes and consumer loans.

  5.9 Taxes. Continental and each of its Subsidiaries have filed all tax returns required to be filed by any of them and have paid (or Continental has paid on their behalf), or have set up an adequate reserve for the payment of, all taxes required to be paid as shown on such returns, and the most recent financial statements contained in the Continental SEC Documents reflect an adequate tax reserve in accordance with GAAP. No deficiencies for any taxes have been proposed, asserted or assessed against Continental or any of its Subsidiaries that are not adequately reserved for. Except with respect to claims for refund, the federal income tax returns of Continental and each of its Subsidiaries consolidated in such returns have been examined by and settled with the United States Internal Revenue Service (the "IRS"), or the statute of limitations with respect to such years has expired (and no waiver extending the statute of limitations has been requested or granted), for all years through 1989. For the purpose of this Agreement, the term "Tax" (including, with correlative meaning, the terms "Taxes" and "Taxable") shall include, except where the context otherwise requires, all federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

  5.10 Tax Disclosure. The Continental Disclosure Schedule will set forth as of the date of delivery thereof as well as on an estimated basis as of the Effective Time: (i) a complete schedule of the tax and book basis differences of Continental and each of its Significant Subsidiaries in its respective assets; (ii) a complete listing of the amount of any net operating loss, net capital loss, unused investment or other credits, unused foreign tax credits, or excess charitable contributions allocable to Continental or any of its Subsidiaries; and (iii) a complete listing of the amount of any material deferred gain or loss allocable to Continental or any of its Subsidiaries arising out of any deferred intercompany transaction.

  5.11 Certain Agreements. Except as disclosed in the Continental Disclosure Schedule or the Continental SEC Documents filed prior to the date hereof and except for this Agreement, as of the date of this Agreement, neither Continental nor any of its Subsidiaries is a party to any written or, to Continental's knowledge, oral (i) consulting or independent contractor agreement (other than contracts entered into in the ordinary course of business) not terminable on 30 days' or less notice or involving the payment of more than $100,000 per annum, in the case of any such agreement with an individual, or $250,000 per annum, in the case of any other such agreement, or union, guild or collective bargaining agreement, (ii) material joint venture,
(iii) noncompetition or similar agreement that restricts Continental or its Subsidiaries from engaging in a line of business, (iv) agreement with any executive officer or other key employee of Continental or any Subsidiary of Continental the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Continental or CB of the nature contemplated by this Agreement or the Stock Option Agreement, (v) agreement with any executive officer or other employee of Continental or any Subsidiary of Continental providing for other than at-will employment, other than individuals





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who are treated as employed for purposes of vesting with respect to benefits under any Plan and who (x) have such status for not more than three years and
(y) in respect to which Continental's obligation to make any payments do not exceed $100,000 per annum, (vi) agreement or plan, including any stock option plan, retirement or pension plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Stock Option Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Stock Option Agreement, (vii) any real property lease with annual rental payments aggregating $1,000,000 or more, or (viii) any other contract or agreement which would be required to be disclosed as an exhibit to Continental's annual report on Form 10-K and which has not been so disclosed. True and correct copies of all such agreements referred to above in this
Section 5.11, as BAC shall request, will be delivered or furnished to BAC by Continental.

  5.12    Employee Benefit Plans; ERISA.

  (a) Continental will deliver to BAC true and complete copies of all Plans (as defined below) to which Continental or any Subsidiary is a party and in which any current or former officer, director, employee or agent of Continental or any Subsidiary participates. All such Plans are set forth in the Continental Disclosure Schedule. There are no plans of Continental or any Subsidiary which are not evidenced by such written documents. The term "Plan" shall include (i) any "employee benefit plan" within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) any profit sharing, pension, deferred compensation, bonus, stock option, stock purchase, severance, retainer, consulting, "cafeteria" benefits under section 125 of the Code, health, welfare or incentive plan or agreement, whether legally binding or not, including any post-employment benefits, (iii) any plan, agreement, contract, program, arrangement, or policy providing for "fringe benefits" to its employees, including but not limited to vacation, paid holidays, personal leave, severance, employee discount, education benefit or similar programs, or (iv) any employment agreement.

  (b) Neither Continental nor any Subsidiary (i) has made any contributions to, (ii) has ever been a member of a controlled group which contributed to, or
(iii) since 1987 has ever been under common control with an employer that contributed to any "multiemployer plan" as that term is defined in section 3(37) of ERISA.

  (c) Except as set forth in the Continental Disclosure Schedule, all reports, forms and other documents required to be filed with any Governmental Entity or distributed to plan participants with respect to any Plan subject to ERISA (including, without limitation, summary plan descriptions, Form 5500 and summary annual reports) have been timely filed (if applicable) and distributed (if applicable) and were accurate in all material respects. Continental will deliver to BAC copies of all such reports, forms and documents required to have been filed or distributed for 1991, 1992 and 1993.

  (d) Except as set forth in the Continental Disclosure Schedule, each Plan that is intended to qualify under sections 401(a) and 501(a) of the Code and its related trust, if any, comply in form and in operation with sections 401(a) and 501(a) of the Code and have been determined by the IRS to qualify, and, to the knowledge of Continental, nothing has since occurred to cause the loss of the Plan's qualification.

  (e) All contributions to each Plan for all periods ending prior to the Effective Time (including periods from the first day of the current plan year to the date immediately preceding the Effective Time) will be made prior to the Effective Time by Continental in accordance with past practice and the recommended contribution in any applicable actuarial report.

  (f) All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the Plans for policy years or other applicable policy periods ending before the Effective Time, and have been paid as required





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under the policies for policy years or other applicable policy periods beginning on or before the Effective Time and ending on or after the Effective Time.

  (g) As of the Effective Time, no Plan subject to Title IV of ERISA has benefit liabilities (as defined in section 4001(a)(16) of ERISA) exceeding the assets of such Plan or has been completely or partially terminated.

  (h)     With respect to each Plan:

          (1) it has been administered in all material respects in accordance with its terms and applicable laws and regulations, including ERISA and the Code, and no event has occurred which, through the passage of time or the giving of notice, or both, would constitute a default of a term or condition thereunder or would cause the acceleration of any obligation of any party thereto;

          (2) no actions or claims (other than routine claims for benefits made in the ordinary course of Plan administration for which Plan administrative review procedures have not been exhausted) are pending, threatened or imminent against or with respect to the Plan, any employer who is participating (or who has participated) in any Plan or any fiduciary of the Plan; and

          (3) neither Continental nor any Subsidiary (other than Subsidiaries not controlled by Continental) nor, to Continental's knowledge, any fiduciary of the Plan has any knowledge of any facts which could give rise to any such action or claim.

  (i) With respect to each Plan which is an employee benefit plan, as defined under section 3(3) of ERISA:

          (1) to Continental's knowledge, no prohibited transactions (as defined in section 406 of ERISA or section 4975 of the Code) have occurred;

          (2) no accumulated funding deficiency (within the meaning of section 302 of ERISA or section 412 of the Code) has been incurred with respect to any Plan, whether or not waived; and

          (3) no reportable event (as defined in section 4043 of ERISA) has occurred as to which a notice would be required to be filed with the Pension Benefit Guaranty Corporation.

  (j) Neither Continental nor any Subsidiary (other than Subsidiaries not controlled by Continental) has liability or (to the knowledge of Continental) is threatened with any liability (i) for the termination of any single employer plan under section 4062 or 4064 of ERISA or any multiple employer plan under section 4063 of ERISA, (ii) for any lien imposed under section 302(f) of ERISA or section 412(m) of the Code, (iii) for any interest payments required under section 302(e) of ERISA or section 412(m) of the Code, (iv) for any excise tax imposed by section 4971, 4975, 4976, 4977 or 4979 of the Code, (v) for any minimum funding contributions under section 302(c)(11) of ERISA or section 412(c)(11) of the Code, (vi) for a fine under section 502 of ERISA, or (vii) for any transaction within the meaning of section 4069 of ERISA.

  (k) Each health care plan, to the extent applicable, is in compliance with the continuation of group health coverage provisions contained in the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the Medicare as secondary payor requirements for group health plans at section 1395(b)(1) of Title 42 of the United States Code.

  (l) There are no negotiations or demands which, but for this Agreement would have been reasonably likely to result in any material change to a material Plan which are pending or





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have been made which concern matters now covered, or that would be covered, by the type of agreements that would be Plans.

  (m) All expenses and liabilities relating to all of the Plans have been, and will at the Effective Time be, fully and properly accrued on Continental's or the Subsidiary's books and records and disclosed in accordance with GAAP and in Plan financial statements.

  (n) Neither Continental and its Subsidiaries, nor any current or former officer, director, employee or agent of Continental has made any promises, commitments or representations concerning post-employment health care or insurance to any employee, former employee or retiree of Continental or any Subsidiary which would affect the ability of Continental and its Subsidiaries in any way to amend, modify or terminate such post-employment health care or insurance.

  (o) With respect to the Plans, individually and in the aggregate, no event has occurred and, to the knowledge of Continental or any of its Subsidiaries, there exists no condition or set of circumstances, in connection with which Continental or any of its Subsidiaries is subject to any liability on the part of Continental or such Subsidiary (except liability for benefits claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable law.

  5.13 Subsidiaries. Exhibit 22 to Continental's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, includes all the material Subsidiaries of Continental as of the date hereof and indicates for each such Subsidiary as of such date the jurisdiction of its incorporation. Each of Continental's Subsidiaries that is a bank (as defined in the BHCA) is an "insured bank" as defined in the FDIA and applicable regulations thereunder.

  5.14 Agreements with Bank Regulators. Except as disclosed in the Continental Disclosure Schedule, neither Continental nor any of its Subsidiaries is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from (collectively or individually, a "Regulatory Agreement"), any Bank Regulator which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit policies or its management, nor has Continental been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission.

  5.15 Absence of Certain Changes or Events. Except as disclosed in the Continental SEC Documents filed prior to the date hereof, since September 30, 1993, Continental and its Subsidiaries have not incurred any material liability, except in the ordinary course of their business consistent with their past practices, nor has there been any change, or any event involving a prospective change, in the Condition of Continental or any of its Subsidiaries which has had, or is reasonably likely to have, an adverse financial effect on Continental exceeding individually or in the aggregate $5,000,000. Without limiting the generality of the foregoing, since such date, except as set forth in the Continental Disclosure Schedule, there has not been any change in any of the licenses, permits or franchises of Continental or any Subsidiary thereof that has had or can reasonably be expected to have an adverse financial effect on Continental individually or in the aggregate exceeding $5,000,000, or any damage, destruction or other casualty loss (whether or not covered by insurance) that has had or can reasonably be expected to have such an adverse financial effect on Continental, except in the ordinary course of business, any amendment, modification or termination of any existing, or entering into any new, contract, agreement, plan, lease, license, permit or franchise that is material to the Condition of Continental, any disposition by Continental or a Subsidiary thereof, of an asset that is material to Continental, except sales of properties in the ordinary course of business, or entering into any new employment agreement or Plan by Continental or any Subsidiary thereof, or any increase by Continental or any Subsidiary in the rate of compensation or the benefits payable or to become payable to any officer or other employee in excess of 10% per annum or





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to any agent or consultant in excess of the current customary practice of
Continental and its Subsidiaries (except as otherwise expressly contemplated by the terms of this Agreement).

  5.16 Section 203 of the DGCL and Other State Takeover Laws Not Applicable. The provisions of section 203 of the DGCL will not, prior to the termination of this Agreement (assuming that neither BAC nor any of its affiliates or associates (as such terms are defined in the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of Continental, which in the aggregate, represent 10% or more of the outstanding shares of capital stock of Continental entitled to vote generally in the election of directors (other than shares held in a fiduciary capacity)), apply to this Agreement, the Stock Option Agreement, the Merger or the transactions contemplated hereby and thereby. Continental has taken all steps necessary to irrevocably exempt the transactions contemplated by this Agreement and by the Stock Option Agreement from any other applicable State Takeover Law and from any applicable charter or contractual provision containing change of control or anti-takeover provisions.

  5.17 Continental Rights Agreement. The Continental Rights Agreement has been amended so as to provide that BAC will not become an "Acquiring Person" and that no "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Continental Rights Agreement) will occur as a result of the approval, execution or delivery of this Agreement or the Stock Option Agreement or the consummation of the Merger pursuant to this Agreement or the acquisition of shares of Continental Common Stock by BAC pursuant to the Stock Option Agreement.

  5.18 Properties. Except for Liens arising in the ordinary course of business after the date hereof, Continental and its Subsidiaries have good and marketable title, free and clear of all Liens that are material to the Condition of Continental and its Subsidiaries on a consolidated basis, to all their material properties and assets whether tangible or intangible, real, personal or mixed, reflected in the Continental Financial Statements as being owned by Continental and its Subsidiaries as of the date hereof. All buildings, and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis, held under leases or subleases by any of Continental or its Subsidiaries are held under valid instruments enforceable in accordance with their respective terms, subject to the Remedies Exception. Substantially all of Continental's and its Subsidiaries' equipment in regular use has been well maintained and is in good and serviceable condition, reasonable wear and tear excepted.

  5.19 Allowance for Credit Losses. The allowance for credit losses (the "Allowance") shown on the consolidated statements of condition of Continental and its Subsidiaries as of December 31, 1993 furnished to BAC pursuant to
Section 5.4 was, and the Allowance shown on the consolidated statements of condition of Continental and its Subsidiaries as of dates subsequent to the date hereof included in the Continental Financial Statements will be, in each case as of the dates thereof, adequate to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of Continental and its Subsidiaries and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by Continental and its Subsidiaries.

  5.20 Tax and Certain Regulatory Matters. Neither Continental nor any of its Subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of section 368 of the Code, or (ii) materially impede or delay receipt of any approval referred to in Section 9.1(b).

  5.21 Material Contract Defaults. Except as set forth in the Continental Disclosure Schedule, neither Continental nor any of its Subsidiaries is, or has received any notice or has any knowledge that any other party is, in default in any respect under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which Continental or any of its Subsidiaries is a party or by which Continental or any of its Subsidiaries or the assets,





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business or operations thereof may be bound or affected or under which it or its respective assets, business or operations receives benefits, except for those defaults which have not had, or cannot reasonably be expected to have, individually or in the aggregate, an adverse financial effect exceeding $5,000,000; and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default.

  5.22 Insurance. Except as set forth in the Continental Disclosure Schedule, Continental and each of its Subsidiaries are presently insured, and during each of the past five calendar years have been insured, for reasonable amounts against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. Except as set forth in the Continental Disclosure Schedule, the policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of Continental and its Subsidiaries provide adequate coverage against loss, and the fidelity bonds and bankers' blanket bonds in effect as to which any of Continental or its Subsidiaries is a named insured are sufficient for their purpose.

  5.23 Labor and Employment Matters. Except to the extent set forth in the Continental Disclosure Schedule, to Continental's knowledge, (a) Continental and its Subsidiaries are and have been in compliance in all respects with all applicable laws of Governmental Entities respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, the Immigration Reform and Control Act ("IRCA"), the Worker Adjustment and Retraining Notification Act ("WARN"), any such laws respecting employment discrimination, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers' compensation, employee benefits, severance payments, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters, and are not engaged in and have not engaged in any unfair labor practice; (b) no investigation or review by or before any Governmental Entity concerning any possible conflicts with or violations of any such applicable laws is pending, nor is any such investigation threatened, nor has any such investigation occurred during the last three years, and no Governmental Entity has provided any notice to Continental or any of its Subsidiaries or otherwise asserted an intention to conduct any such investigation or review, nor is there any basis for any such investigation or review; (c) there is no labor strike, dispute, slowdown or stoppage actually pending or threatened against or directly affecting Continental or any of its Subsidiaries; (d) no union representation question or union organizational activity exists respecting the employees of Continental or any of its Subsidiaries; (e) no collective bargaining agreement exists which is binding on Continental or any of its Subsidiaries; (f) neither Continental nor any of its Subsidiaries has experienced any material work stoppage or other material labor difficulty since December 31, 1990; (g) neither Continental nor any of its Subsidiaries is delinquent in payments to any of its officers, directors, employees or agents for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or amounts required to be reimbursed to such officers, directors, employees or agents; (h) in the event of termination of the employment of any of said officers, directors, employees or agents for any reason, neither Continental, any of its Subsidiaries, BAC, the Merger Corporation, nor any other Subsidiaries of BAC, will, pursuant to any agreement or by reason of anything done prior to the Effective Time by Continental or any of its Subsidiaries or predecessors, be liable to any of said officers, directors, employees or agents for so-called "severance pay" or any other similar payments or benefits, including, without limitation, post-employment health care (other than pursuant to COBRA) or insurance benefits; (i) all benefits payable to current, terminated or retired employees, including, without limitation, post-employment health care or insurance benefits, may be modified or terminated by Continental at any time;
(j) within the three-year period prior to the date hereof there has not been any termination of employment of any officer, director, employee or agent of Continental or any of its Subsidiaries who receives salary or compensation in excess of $100,000 per annum or any termination of any officer, director, employee or agent of Continental or its Subsidiaries that could result in a liability to BAC in excess of $100,000; and (k) all employees of Continental and its Subsidiaries are employed at will. In furtherance and not in limitation of the representations and warranties set forth in Sections 5.6 and 5.8, there are no pending or, to Continental's knowledge, threatened suits, claims, actions, charges,





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investigations or proceedings of any nature respecting employment and employment practices, terms and conditions of employment and wages and hours, including without limitation (A) under or alleging violation of IRCA, NLRA, FLSA, WARN or any applicable law respecting employment discrimination, equal opportunity, labor relations, affirmative action, disability rights or benefits, employee leave issues or wage and hour standards, workers' compensation, plant closure issues, employee benefits, severance payments, occupational safety and health requirements or unemployment insurance and related matters, or (B) relating to alleged unfair labor practices (or the equivalent thereof under any applicable law).

  5.24 Material Interests of Certain Persons. Except as disclosed in Continental's Proxy Statement for its 1993 Annual Meeting of Stockholders or as set forth in the Continental Disclosure Schedule, no officer or director of Continental, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Continental or any of its Subsidiaries.

  5.25 Registration Obligations. Except as set forth in the Continental Disclosure Schedule, neither Continental nor any of its Subsidiaries is under any obligation, contingent or otherwise, which will survive the Merger by reason of any agreement to register any of its securities under the Securities Act.

  5.26 Brokers and Finders. Except as set forth in the Continental Disclosure Schedule, neither Continental nor any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Continental or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

  5.27 Environmental Matters. Neither Continental, any of its Subsidiaries, nor any properties or businesses owned or operated by Continental or any of its Subsidiaries, whether or not held in a fiduciary or representative capacity, has been or is in violation of or liable under any Environmental Law (as hereinafter defined), except for such violations or liabilities that, individually or in the aggregate, that would not reasonably be expected to have an adverse financial effect exceeding $5,000,000. There are no actions, suits or proceedings, or demands, claims, notices or investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or to the best knowledge of Continental's management, threatened relating to the liability of any properties or businesses owned or operated by Continental or any of its Subsidiaries, whether or not held in a fiduciary or representative capacity, under any Environmental Law, except for liabilities or violations that would not reasonably be expected to have, individually or in the aggregate, a financial exposure in excess of $5,000,000. Neither Continental nor any of its Subsidiaries is responsible in any material respect under any Environmental Law for any release by any person at or in the vicinity of real property of any contaminant, pollutant, hazardous substance, hazardous waste, hazardous pollutant, toxic pollutant, toxic waste or toxic substance ("Contaminant"), including without limitation by spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of any such Contaminant into the environment (collectively, "Release") nor is Continental or any of its Subsidiaries responsible for any material costs of any response action required by virtue of any Release of any Contaminant into the environment including, without limitation, costs arising from investigation, removal or remediation of Contaminants, security fencing, alternative water supplies, temporary evacuation and housing and other emergency assistance undertaken by any environmental regulatory body or any other person. "Environmental Law" means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release (or





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threatened release) or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous by any Governmental Entity or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component. Continental has established policies and procedures for the purpose of complying with applicable laws and regulations of Governmental Entities relating to Environmental Laws, and has caused its operations to be conducted in compliance therewith in all material respects.

  5.28    Accounting Records.

  (a) Each of Continental and its Subsidiaries maintains records that accurately, validly and fairly reflect its transactions and dispositions of assets and maintains a system of internal accounting controls, policies and procedures sufficient to make it reasonable to expect that (i) such transactions are executed in accordance with its management's general or specific authorization, (ii) such transactions are recorded in conformity with GAAP and in such a manner as to permit preparation of financial statements in accordance with GAAP and any other criteria applicable to such statements and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) records of such transactions are retained, protected and duplicated in accordance with prudent banking practices and applicable regulatory requirements.

  (b) The data processing equipment, data transmission equipment, related peripheral equipment and software used by Continental and its Subsidiaries in the operation of their businesses (including any disaster recovery facility) to generate and retrieve such records (whether owned or leased by Continental or any Subsidiaries, or provided under any agreement or other arrangement with a third party for data processing services) are adequate for the needs of Continental and its Subsidiaries.

  (c) Continental will deliver to BAC true, correct and complete copies of all annual management letters and opinions, and has made available to BAC for inspection all reviews, correspondence, and other documents in the files of Continental and CB, prepared by any certified public accounting firm and delivered to Continental or CB since January 1, 1989.

  5.29 Undisclosed Liabilities. Except as disclosed in the Continental Disclosure Schedule, neither Continental nor any of its Subsidiaries is subject to any liabilities of any nature (whether or not required to be accrued or disclosed under SFAS No. 5) which have had or can reasonably be expected to have an adverse financial effect with respect to Continental exceeding $5,000,000, except (i) to the extent set forth or provided for in the Continental Financial Statements and (ii) such liabilities incurred since the date of the most recent Continental Financial Statement in the ordinary course of business and none of which has had or can reasonably be expected to have individually or in the aggregate an adverse financial effect with respect to Continental exceeding $5,000,000.

  5.30 Intellectual Property Rights. To Continental's knowledge, the Continental Disclosure Schedule contains a true, correct and complete list of all trademarks, service marks and patents used by Continental and its Subsidiaries in the conduct of their respective businesses. To Continental's knowledge, Continental or one of its Subsidiaries owns, has the exclusive right to use, sell, license or dispose of, has the exclusive right to bring actions for the infringement of, and has taken all appropriate actions and made all applicable applications and filings pursuant to any applicable laws of Governmental Entities, as applicable, to perfect or protect its interest in, all such trademarks, services marks and patents. Neither the execution, delivery and performance of this Agreement nor the consummation of the Merger or any of the other transactions contemplated hereby will in any way impair the right of Continental or the Surviving Corporation to use, sell, license or dispose of or to bring any action for the infringement of, any such trademarks, service marks or patents. Continental and its





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Subsidiaries have taken all reasonable steps necessary or appropriate to safeguard and maintain their respective proprietary rights in all such trademarks, service marks and patents.

  5.31 Investment Securities. Each of Continental and its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any mortgage, lien, pledge or encumbrance, except to the extent such securities are pledged in the ordinary course of business consistent with prudent banking practice to secure obligations of Continental or any of its Subsidiaries. Such securities are valued on the books of Continental in accordance with GAAP.

  5.32    Loans.

  (a) Except as disclosed in the Continental Disclosure Schedule, to Continental's knowledge, (i) each outstanding loan, lease or other extension of credit or commitment to extend credit of Continental or any of its Subsidiaries is a legal, valid and binding obligation, is in full force and effect and is enforceable in accordance with its terms except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or equitable principles limiting the right to obtain specific performance or other similar relief; (ii) each of Continental and its Subsidiaries has duly performed in all material respects all of its respective obligations thereunder to the extent that such obligations to perform have accrued; (iii) all documents and agreements necessary for Continental or any Subsidiary that is a party thereto to enforce such loan, lease or other extension of credit are in existence; (iv) no claims, counterclaims, set-off rights or other rights exist, nor do the grounds for any such claim, counterclaim, set-off right or other right exist, with respect to any such loans, leases or other extensions of credit which could impair the collectibility thereof; and (v) each such loan, lease and extension of credit has been, in all material respects, originated and serviced in accordance with Continental's or a Subsidiary's then applicable underwriting guidelines, the terms of the relevant credit documents and agreements and applicable laws of Governmental Entities.

  (b) The Continental Disclosure Schedule lists all loan commitments exceeding $1,000,000 of Continental and its Subsidiaries (with single-family loan commitments and consumer commitments listed in the aggregate only) outstanding as of the date hereof. Except as set forth in the Continental Disclosure Schedule (with single-family loan commitments and consumer commitments viewed in the aggregate only), (i) there are no loans, leases, other extensions of credit or commitments to extend credit of Continental or any of its Subsidiaries that have been or, to Continental's knowledge, should have been classified by Continental and its Subsidiaries as "Other Assets Especially Mentioned," "Substandard," "Doubtful," "Loss" or any comparable classification, and (ii) there are no loans due to Continental or its Subsidiaries as to which any payment of principal, interest or any other amount is 30 days or more past due. Continental has provided to BAC true, correct and complete information concerning the loan portfolios of Continental and each of its Subsidiaries, and no material information with respect to the loan portfolios has been withheld from BAC.

  5.33    Interest Rate Risk Management Instruments.

  (a) The Continental Disclosure Schedule contains a true, correct and complete list of all interest rate swaps, caps, floors, and option agreements and other interest rate risk management arrangements to which Continental or any of its Subsidiaries is a party or by which any of their properties or assets may be bound involving notional amounts exceeding $10,000,000. Continental will deliver to BAC true, correct and complete copies of all such interest rate risk management agreements and arrangements involving notional amounts exceeding $10,000,000.

  (b) All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which Continental or any of its Subsidiaries is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and, to Continental's knowledge, in accordance with prudent banking practice and





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applicable rules, regulations and policies of the Bank Regulators and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Continental and each of its Subsidiaries has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued; and to Continental's knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

  5.34 Compliance with Policies. Since January 1, 1992, Continental has followed in all material respects its applicable internal credit, risk management, trust, trading, equity investing and similar policies and procedures in conducting the operations which are subject to such policies.


                                   ARTICLE VI

                     REPRESENTATIONS AND WARRANTIES OF BAC

  BAC represents and warrants to Continental as follows, subject only to such limitations and exceptions as are set forth below:

  6.1 Organization, Standing, and Authority. BAC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company registered under the BHCA. Merger Corporation will at the Effective Time be a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. BAC is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified. BAC has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, and to execute and deliver this Agreement and perform the terms of this Agreement. BAC has in effect all authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted.

  6.2     Authorization of Merger and Related Transactions.

  (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BAC, to the extent required by applicable law. This Agreement represents a valid and legally binding obligation of BAC, enforceable against BAC in accordance with its terms.

  (b) The execution and delivery of the Stock Option Agreement and the consummation of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action on the part of BAC. The Stock Option Agreement represents the valid and legally binding obligation of BAC, enforceable against BAC in accordance with its terms.

  (c) Neither the execution and delivery of this Agreement or the Stock Option Agreement by BAC, nor the consummation by BAC of the transactions contemplated hereby or thereby nor compliance by BAC with any of the provisions hereof or thereof will (i) conflict with or result in a breach of any provision of BAC's Certificate of Incorporation or by-laws or (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon any property or assets of BAC or any of its Subsidiaries pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation





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to which any of them is a party or by which any of them or any of their properties or assets may be subject, or (iii) subject to receipt of the requisite approvals referred to in Sections 9.1(a) and 9.1(b) of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to BAC or any of its Subsidiaries or any of their properties or assets.

  6.3 Financial Statements. BAC (i) has delivered to Continental copies of the consolidated balance sheets and the related consolidated statements of income, consolidated statements of changes in stockholders' equity and consolidated statements of cash flows (including related notes and schedules) of BAC and its consolidated Subsidiaries as of and for the periods ended September 30, 1993, December 31, 1992, 1991 and 1990 included in a quarterly report filed on Form 10-Q or an annual report filed on Form 10-K, as the case may be, filed by BAC or any of its Subsidiaries pursuant to the Exchange Act, and (ii) will deliver to Continental promptly upon the filing thereof with the SEC copies of the consolidated balance sheets and related consolidated statements of income, consolidated statements of changes in stockholders' equity and consolidated statements of cash flows (including related notes and schedules) included in any SEC documents filed subsequent to the execution of this Agreement (clauses (i) and (ii) collectively, the "BAC Financial Statements"). The BAC Financial Statements (as of the dates thereof and for the periods covered thereby) (A) are or will be in accordance with the books and records of BAC and its Subsidiaries, which are or will be complete and accurate in all material respects and which have been or will have been maintained in accordance with good business practices, and (B) present or will present fairly the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of BAC and its Subsidiaries as of the dates and for the periods indicated, in accordance with GAAP, subject in the case of interim financial statements to normal recurring year-end adjustments and except for the absence of certain footnote information in the unaudited statements.

  6.4 Information Supplied. None of the information supplied or to be supplied by BAC for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to Continental stockholders and at the time of the Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that BAC is responsible for filing with any Governmental Entity in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Act and the Exchange Act. Without limiting any of the representations and warranties contained herein, no representation or warranty to Continental by BAC as of the date thereof contains any untrue statement of material fact, or omits a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements are or will be made, not misleading.

  6.5 Capital Stock. At the Effective Time, BAC Common Stock and the BAC Mirror Preferred Stock, issued pursuant to the Merger, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

  6.6 Tax and Regulatory Matters. Neither BAC nor any of its Subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of section 368 of the Code, (ii) materially impede or delay receipt of any approval referred to in Section 9.1(b), or (iii) as of the date hereof and as of the Closing Date, result in any condition or restriction referred to in
Section 9.3(j).

  6.7 Brokers and Finders. Except as previously disclosed to Continental, neither BAC nor any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for BAC or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.





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  6.8     Allowance for Credit Losses.  The Allowance shown on the consolidated statements of condition of BAC and its Subsidiaries as of December 31, 1993, heretofore furnished to Continental was, and the Allowances shown on the consolidated statements of condition of BAC and its Subsidiaries as of any date subsequent to the date hereof included in the BAC Financial Statements will be, in each case as of the dates thereof, adequate to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of BAC and its Subsidiaries and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by BAC and its Subsidiaries.

  6.9 Absence of Certain Changes or Events. Except as disclosed in BAC SEC Documents filed prior to the date of this Agreement, since September 30, 1993, BAC and its Subsidiaries have not incurred any liability material to BAC and its Subsidiaries taken as whole, except in the ordinary course of their business consistent with their past practices, nor has there been any change, or any event involving a prospective change in the Condition of BAC and its Subsidiaries which has had, or is reasonably likely to have, a Material Adverse Effect.

  6.10 Litigation. As of the date of this Agreement, there is no suit, action or proceeding pending or, to the knowledge of BAC, threatened, against or affecting BAC or any Subsidiary of BAC which is required to be disclosed in any BAC SEC Document pursuant to Item 103 of Regulation S-K of the SEC, which has not been so disclosed.


                                  ARTICLE VII

                      CONDUCT OF CONTINENTAL'S BUSINESSES

  7.1 Conduct of Business. From the date hereof to the Effective Time, Continental shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice and (ii) use its best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

  7.2 Forbearances. Except as provided in this Agreement or as otherwise agreed by the parties in writing, from the date hereof to the Effective Time, Continental shall not, and shall not permit any of its Subsidiaries that are subject to its control to, without the prior written consent of BAC (and Continental shall provide BAC with prompt notice of any events referred to in this Section 7.2 occurring after the date hereof):

          (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of Continental or any of its Subsidiaries to Continental or any of its Subsidiaries; it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance other than in the ordinary course of business consistent with past practice;

          (b) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend (other than cash dividends on the Continental Common Stock not exceeding $0.15 per share per quarter payable out of the dividendable earnings of Continental and other than dividends out of the dividendable earnings of Continental's wholly owned Subsidiaries (other than directors or other similar qualifying shares of less than 1%) or other Subsidiaries which Continental does not control and other than regular dividends on the Continental Preferred Stock) or make any other distribution on, or directly or





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
  indirectly redeem, purchase or otherwise acquire, any shares of its capital stock other than as necessary to satisfy obligations under Continental's Dividend Reinvestment Plan or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights, or phantom stock awards or grant any individual, corporation or other entity any right to acquire any shares of its capital stock (whether by means of stock options, restricted stock awards or otherwise); or issue any additional shares of capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock except pursuant to the exercise of the Continental Options;

          (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a direct or indirect wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

          (d) except for transactions in the ordinary course of business, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary thereof, or discontinue or terminate any existing lines of business of Continental or any Subsidiary;

          (e) except for transactions in the ordinary course of business consistent with past practice, enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, other than renewals of contracts and leases without material adverse changes of terms;

          (f) increase in any manner the compensation, severance or fringe benefits of any of its directors, officers or employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such directors, officers or employees, or become a party to, amend or commit itself to any pension, retirement, severance plan or program (including but not limited to, so-called "golden parachute" agreements), profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any director, officer or employee other than in the ordinary course of business consistent with past practice or accelerate the vesting of any stock options or other stock-based compensation provided that Continental may make the changes described in Sections 8.20 and 8.21 in certain Continental Options and in the Continental Stock Plans under which such Continental Options were granted;

          (g) settle any claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

          (h) amend or propose to amend its certificate of incorporation or its by-laws or allow any Subsidiary to do so, nor amend or waive any provision of, or redeem any rights outstanding under, the Continental Rights Agreement in any way adverse to BAC or its ability to consummate the transactions contemplated hereby or by the Stock Option Agreement;

          (i) enter into any new employment arrangements or relationships with new or existing employees which has the legal effect of any relationship other than at-will employment;

          (j) enter into any new consulting or independent contractor agreement not terminable on 30 days' or less notice or involving payment of





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  more than $100,000 per annum, in the case of any such agreement with an individual, or $250,000 per annum, in the case of any other such agreement, or union, guild or collective bargaining agreement; or

     (k) agree to, or make any commitment to, take any of the actions prohibited by this Section 7.2.


                                  ARTICLE VIII

                             ADDITIONAL AGREEMENTS

  8.1     Access and Information.

  (a) During the period from the date hereof through the Effective Time, Continental shall, and shall cause its Subsidiaries to, afford BAC, and its accountants, counsel and other representatives, reasonable access from time to time during normal business hours to the properties, books, contracts, tax returns and other tax records, commitments and records of Continental and its Subsidiaries, and shall also cause such of its officers, employees, accountants, counsel and other agents or representatives to meet and confer with BAC and its accountants, counsel and other representatives as BAC may reasonably request, for the purpose of conducting any review or investigation reasonably related to the Merger, and Continental and its Subsidiaries will cooperate fully with all such reviews and investigations.

  (b) During the period from the date hereof through the Effective Time, Continental shall furnish to BAC (i) all reports filed by Continental or any Subsidiary thereof with the SEC (other than reports filed pursuant to section 13(d) or 13(g) of the Exchange Act) or any Bank Regulator promptly upon the filing thereof, (ii) a copy of each federal income tax return filed by Continental or any Subsidiary with the IRS and each state income tax or franchise tax return filed by Continental or any Subsidiary with any state taxing authority and (iii) monthly and other interim financial statements in the form prepared by Continental for its internal use. During this period, Continental also shall notify BAC in writing promptly of any material change in the Condition of Continental or any of its Subsidiaries, taken as a whole. During the period from the date hereof through the Effective Time, BAC shall furnish to Continental all reports filed by BAC with the SEC (other than reports filed pursuant to section 13(d) or 13(g) of the Exchange Act) or any Bank Regulator promptly upon the filing thereof. During this period BAC also shall notify Continental in writing promptly of any material change in the Condition of BAC or any of its Subsidiaries, taken as a whole.

  (c) During the period from the date hereof to the Effective Time, BAC will afford Continental, and its accountants, counsel and other representatives, reasonable access during normal business hours, to the properties, books, contracts, tax returns, commitments and records of BAC and its Subsidiaries and will furnish to Continental such information with respect to the assets and business of BAC and its Subsidiaries as Continental may from time to time reasonably request in connection with this Agreement and the transactions contemplated hereby.

  (d) Notwithstanding the foregoing provisions of this Section 8.1, neither party shall be required to grant access or furnish information to the other party to the extent that such access or the furnishing of such information is prohibited by law. No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation.

  (e) Each party shall cooperate, and shall cause each of its Subsidiaries to cooperate, with the other party and its accountants, counsel and other representatives, in connection with the preparation of any applications and documents required to obtain the Requisite Regulatory Approvals which cooperation shall include providing all information, documents and appropriate representations as may be necessary in connection therewith.





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  (f)     From and after the date hereof, each of BAC and Continental shall use its commercially reasonable efforts to satisfy or cause to be satisfied all conditions to their respective obligations under this Agreement. While this Agreement is in effect, neither BAC nor Continental shall take any actions, or omit to take any actions, which would cause this Agreement to become unenforceable in accordance with its terms. While this Agreement is in effect, Continental shall not effect any merger, consolidation or other business combination (including without limitation the acquisition of a controlling interest in all or substantially all of the assets of any Person), or any sale of all or substantially all of its assets, or agree to do any of the foregoing.

  8.2     S-4; Regulatory Matters.

  (a) BAC and Continental shall promptly prepare and file with the SEC the Proxy Statement and BAC shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of BAC and Continental shall provide reasonable opportunity for the other to review and comment upon the contents of the Proxy Statement and the S-4 and shall not include therein or omit therefrom any information to which counsel to the other shall reasonably object. After the date of the mailing of the Proxy Statement, each of BAC and Continental agrees promptly to notify the other of and to correct any information which either of them shall have furnished for inclusion in the Proxy Statement that shall have become false or misleading in any material respect. Each of BAC and Continental shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing. BAC shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of BAC Common Stock and BAC Mirror Preferred Stock in the Merger and BAC Common Stock upon the exercise of the Continental Options, and Continental shall furnish all information concerning Continental and the holders of Continental Common Stock and Continental Preferred Stock as may be reasonably requested in connection with any such action.

  (b) BAC and Continental shall cooperate and use their respective commercially reasonable efforts (i) to prepare all documentation, to effect all filings and to obtain the Requisite Regulatory Approvals and (ii) to cause the Merger to be consummated as expeditiously as reasonably practicable following the Stockholders' Meeting.

  8.3 Stockholders' Approval. Continental shall promptly call a meeting of its stockholders to be held as soon as practicable for the purpose of voting upon the Merger (the "Stockholders' Meeting"), provided that in no event shall such meeting be held later than June 30, 1994 provided that the S-4 shall then be effective. In connection with the Stockholders' Meeting, Continental shall mail the Proxy Statement to its stockholders. The Board of Directors of Continental shall submit for approval of its stockholders the matters to be voted upon at the Stockholders' Meeting, and shall recommend approval of the Merger and use its best efforts (including, without limitation, soliciting proxies for such approvals) to obtain such stockholder approval.

  8.4 Other Offers. Continental shall not, nor shall it permit any of its Subsidiaries, or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative or agent retained by it or any of its Subsidiaries, to, directly or indirectly, solicit, initiate, or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or agree to or endorse any Acquisition Proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal; provided, however, that this Section 8.4 shall not prohibit any public disclosure of the factual aspects of any Acquisition Proposal by Continental that otherwise is required by applicable federal or state law. Continental shall promptly advise BAC orally and in writing of any such inquiries or proposals and the details thereof. As used in this Agreement, "Acquisition Proposal" shall mean any tender or exchange





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offer, proposal for a merger, consolidation or other business combination involving Continental or any Subsidiary of Continental or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Continental or any Subsidiary of Continental other than the transactions contemplated by this Agreement and the Stock Option Agreement.

  8.5 Press Releases. Prior to the issuance thereof, BAC and Continental shall consult with each other as to the form and substance of any press release or other public disclosure (including any public disclosure permitted by Section 8.4) materially related to this Agreement, the Merger or any other transaction contemplated hereby.

  8.6 Notice of Defaults. Continental shall promptly notify BAC of (i) any material change in its Condition, (ii) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Entity, (iii) the institution or the threat of material litigation involving Continental or any Subsidiary or (iv) any event or condition that might reasonably be expected to cause any of its representations, warranties or covenants set forth herein not to be true and correct in all material respects as of the Effective Time. As used in the preceding sentence, "material litigation" shall mean any case, arbitration or other adversary proceeding or other matter which would have been required to be disclosed on the Continental Disclosure Schedule pursuant to Section 5.8 if in existence on the date hereof or in respect of which the legal fees and other costs of Continental or any Subsidiary might reasonably be expected to exceed $250,000 over the entire life of such matter. Continental shall also promptly notify BAC of any adverse development involving any matter disclosed on the Continental Disclosure Schedule in response to Section 5.8 which shall occur after the date hereof and which might reasonably be expected to increase the financial exposure of Continental or any Subsidiary thereof in an amount exceeding $1,000,000, and in any event Continental shall regularly advise BAC of significant changes in the status of any such matters.

  8.7 Miscellaneous Agreements and Consents. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its respective commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as reasonably practicable, including, without limitation, using their respective commercially reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and to cause any of the conditions to the Closing hereunder which are to be satisfied by such party to be satisfied. BAC and Continental shall, and shall cause each of their respective Subsidiaries to, use their commercially reasonable efforts to obtain consents of all third parties and Governmental Entities necessary or, in the reasonable opinion of BAC, desirable for the consummation of the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of BAC shall be deemed to have been granted authority in the name of Continental to take all such necessary or desirable action. Continental, upon request, shall deliver to BAC such appropriate certifications or opinions by Continental's officers or counsel as BAC shall reasonably request under the circumstances.

  8.8     Indemnification.

  (a) For six years after the Effective Time, BAC shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former officers, directors, employees and agents of Continental and its Subsidiaries (each, an "Indemnified Party") after the Effective Time against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring at or prior to the Effective Time to the full extent then permitted under Delaware law and by Continental's charter and by-laws as in effect on the date hereof. If the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its





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properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 8.8.

  (b) For a period of six years after the Effective Time, BAC shall maintain in effect the current policies of directors' and officers' liability insurance maintained by Continental (provided that BAC may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the beneficiaries thereof) with respect to claims arising from facts or events which occurred before the Effective Time; provided, however, that BAC shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the premiums paid as of the date hereof by Continental for such insurance. Notwithstanding anything to the contrary contained elsewhere herein, BAC's agreement set forth above shall be limited to cover claims only to the extent that those claims are not covered under Continental's directors' and officers' insurance policies (or any substitute policies permitted by this Section 8.8(b)).

  (c) The provisions of this Section 8.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, and each Indemnified Party's heirs and representatives.

  8.9     Conversion of Stock Options; Restricted Stock.

  (a) At the Effective Time, all rights with respect to Continental Common Stock pursuant to the Continental Options, except stock appreciation rights granted under Continental's 1991 Performance Unit Plan (the "Continental 1991 Plan"), which are outstanding at the Effective Time, whether or not then exercisable, shall be converted into and become rights with respect to BAC Common Stock, and BAC shall assume each such Continental Option, in accordance with the stock option agreement by which it is evidenced, except as provided below. From and after the Effective Time, (i) each such Continental Option assumed by BAC may be exercised solely for shares of BAC Common Stock, or cash to the extent permitted for stock appreciation rights, and may be exercised during the time provided in accordance with the stock option agreement by which it is evidenced, provided that (A) Continental Options held by the seven Continental employees who are parties to existing termination agreements with Continental (Messrs. Theobald, O'Neill, Huber, Higgins, Sherman, Stocker and Thompson) may be exercised during the time period provided in accordance with the stock option agreement by which it is evidenced and, if longer, to the extent the options are vested as of the Effective Time, within a one-year period following a termination of employment entitling an optionee to benefits under such termination agreement, but not to exceed the original term of the options, and, in addition, (B) the time to exercise options by certain other employees who receive severance pay under BAC's severance program in accordance with Section 8.21, which options are vested as of the employees' separation date, or which would have vested had the employee remained employed during the particular employee's severance pay period (except for options issued within six months of such employee's separation date), shall be the time period provided in accordance with the stock option agreement by which such options are evidenced and, if longer, one year from the employee's separation date in accord with and subject to BAC's severance program, as referenced in Section 8.21, not to exceed the original term of the options; provided, however, that all such extensions of time to exercise options, for anyone, shall be subject to prohibitions of applicable law or regulatory constraints, (ii) the number of shares of BAC Common Stock subject to each such Continental Option shall be equal to the number of shares of Continental Common Stock subject to such Continental Option immediately prior to the Effective Time multiplied by the Per Share Stock Consideration and (iii) the per share exercise price under each such Continental Option shall be adjusted by dividing the per share exercise price under each such Continental Option by the Per Share Stock Consideration and rounding down to the nearest cent; provided, however, that the terms of each such Continental Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction subsequent to the Effective Time. After the Effective Time, no Continental Option may be exercised for fractional shares. It is intended that the foregoing assumption shall





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be undertaken in a manner that will not constitute a "modification," as defined in section 425 of the Code, as to any stock option which is an "incentive stock option," as defined in section 422 of the Code. At the Effective Time, all rights with respect to Continental Common Stock pursuant to stock appreciation rights granted by Continental under the Continental 1991 Plan, which are outstanding at the Effective Time, whether or not then exercisable, shall be settled for cash provided that the amount payable for each stock appreciation right granted in March 1991 shall not exceed $2.62 and the amount payable for each stock appreciation right granted in April 1991 shall not exceed $0.435.

  (b) All restrictions or limitations on transfer with respect to Continental Common Stock awarded under a Continental Stock Plan or any other plan, program or arrangement ("Restricted Stock"), to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to the BAC Common Stock into which such Restricted Stock is converted pursuant to Article III.

  (c)     Except as provided herein or as otherwise agreed to by the parties,
(i) the provisions of the Continental Stock Plans and any other plan, program or arrangement pursuant to which Continental may, or may be required to, issue Continental Common Stock or compensation based on Continental Common Stock, shall be amended or deleted as of the Effective Time, and (ii) Continental shall ensure that following the Effective Time no holder of Continental Options or any participant in any Continental Stock Plan shall have any right thereunder to acquire any equity securities of Continental or any of its Subsidiaries.

  8.10    Certain Change of Control Matters.

  (a) From and after the date hereof, as generally or specifically designated in writing by BAC, Continental shall take all action necessary to the extent permitted under any Plan so that the execution and delivery of this Agreement and the Stock Option Agreement and the consummation of the transactions contemplated thereby will not (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any employees under any Plan or otherwise, (ii) increase any benefits otherwise payable under any Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits; provided, however, that to the extent Continental has entered into agreements with respect to stock option awards or stock appreciation rights which provide for acceleration of vesting upon a change in control, or with respect to the termination agreements referenced in Section 8.9(a) of this Agreement, such agreements may remain in effect notwithstanding this section of the Agreement. Any action taken by Continental pursuant to this Section 8.10 shall not constitute a failure of condition to the obligations of BAC hereunder or give rise to any right of termination on the part of BAC hereunder.

  (b) Each of BAC and Continental shall use all commercially reasonable efforts to exempt the transactions contemplated by this Agreement and the Stock Option Agreement from, or if necessary challenge the validity or applicability of, any applicable State Takeover Law.

  8.11 Termination Payment and Other Matters. If this Agreement is terminated pursuant to its terms other than by BAC pursuant to Section 10.2, or other than by either party pursuant to Section 10.1(b) or other than by Continental pursuant to Section 10.1(d), and an Acquisition Event shall occur after the date hereof and within 18 months after the date of such termination, Continental shall pay promptly, but in no event later than two business days after the occurrence of such Acquisition Event, by wire transfer of immediately available Federal Funds to such account as BAC shall designate, the greater of
(i) $60 million and (ii) if applicable, an amount equal to the sum of (A) BAC's out-of-pocket expenses (and the allocated cost of its in-house legal and accounting departments) in connection with the transactions hereby contemplated and (B) 3% of the Aggregate Value of the Acquisition Event (less, however, any payments received by BAC as a result of section 2.1 of that certain Agreement dated January 20, 1994 between BAC and Continental). For purposes of this subsection, the "Aggregate Value" of the Acquisition Event shall be the sum of
(a) the product of (1) the average consideration paid per share of Continental Common Stock and (2) the sum of (a) the





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number of such shares outstanding plus (b) the number of such shares issuable upon exercise of options, warrants or other rights for conversion or exchange of securities at exercise, conversion or exchange prices per share lower than the consideration described in (1) above; (b) the product of (1) the average consideration paid (other than pursuant to clause (c) of this section) per share of non-convertible preferred stock of Continental and (2) the number of such shares outstanding; (c) the value of any preferred stock of Continental assumed or any preferred or common stock redeemed or repurchased in the transactions involving the Acquisition Event; and (d) the value of any consideration received by Continental in exchange for any shares of its capital stock or other securities. For purposes of this subsection, the term "Acquisition Event" shall mean any of the following: (i) any Person (other than BAC or any Subsidiary thereof) shall have acquired pursuant to a tender offer or otherwise beneficial ownership of 20% or more of the outstanding shares of Continental Common Stock; (ii) Continental or CB shall have authorized, recommended, proposed or publicly announced an intention to authorize, recommend or propose, or entered into, an agreement with any Person (other than BAC or a Subsidiary thereof) to (A) effect a merger, consolidation or similar transaction involving Continental or CB, (B) sell, lease or otherwise dispose of assets of Continental or its Subsidiaries representing 15% or more of the consolidated assets of Continental and its Subsidiaries, or (C) issue, sell or otherwise dispose of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of Continental or any Subsidiaries thereof.

  8.12 Letter of Continental's Accountants. Continental shall use all reasonable efforts to cause to be delivered to BAC letters of Price Waterhouse, Continental's independent auditors, dated a date within two business days before the date on which the S-4 shall become effective and two business days before the Closing Date and addressed to BAC, in form and substance reasonably satisfactory to BAC, and in scope and substance consistent with applicable professional standards for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

  8.13 Letter of BAC's Accountants. BAC shall use all reasonable efforts to cause to be delivered to Continental letters of Ernst & Young, BAC's independent auditors, dated a date within two business days before the date on which the S-4 shall become effective and two business days before the Closing Date and addressed to Continental, in form and substance reasonably satisfactory to Continental, and in scope and substance consistent with applicable professional standards for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

  8.14 Advice of Changes; Government Filings. Each party shall confer on a regular and frequent basis with the other, report on operational matters and promptly advise the other orally and in writing of any change or event (including, without limitation, knowledge of any circumstance involving a potential unasserted claim) having, or which, insofar as can reasonably be foreseen, could have, a Material Adverse Effect on such party or which would cause or constitute a material breach of any of the representations, warranties or covenants of such party contained herein. BAC and Continental shall file all reports required to be filed by each of them with the SEC between the date of this Agreement and the Effective Time and shall deliver to the other party copies of all such reports promptly after the same are filed (other than reports filed under section 13(d) or 13(g) of the Exchange Act). BAC, Continental, each Subsidiary of Continental that is a bank and Bank of America National Trust and Savings Association ("BofA") shall file all Call Reports with the appropriate Bank Regulators and all other reports required to be filed with the Federal Reserve Board between the date hereof and the Effective Time and shall make available to the other party copies of all such reports promptly after the same are filed. Except where prohibited by applicable statutes and regulations, each party shall promptly provide the other (or its counsel) with copies of all other filings made by such party with any Governmental Entity in connection with this Agreement, the Stock Option Agreement or the transactions contemplated hereby or thereby.





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
  8.15 Accounting Methods. Continental shall not change its methods of accounting in effect at December 31, 1993, except as required by changes in GAAP as concurred in by its independent auditors. Continental shall not change its fiscal year.

  8.16 Coordination of Dividends. Each of BAC and Continental shall coordinate with the other the declaration of any dividends in respect of BAC Common Stock and Continental Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of BAC Common Stock or Continental Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of BAC Common Stock and/or Continental Common Stock and any shares of BAC Common Stock any such holder received in exchange therefor in the Merger.

  8.17 Continental Accruals and Reserves. Prior to the Closing Date, Continental shall review and, to the extent determined necessary or advisable, consistent with GAAP and the accounting rules, regulations and interpretations of the SEC and its staff, modify and change its loan, accrual and reserve policies and practices (including loan classifications and levels of reserves and accruals and reserves to (i) reflect the Surviving Corporation's plans with respect to the conduct of Continental's business following the Merger and (ii) make adequate provision for the costs and expenses relating thereto) so as to be applied consistently on a mutually satisfactory basis with those of BAC. Prior to the Closing, Continental also will adjust loan loss and OREO reserves as may be appropriate, consistent with GAAP and the accounting rules, regulations and interpretations of the SEC and its staff, in light of the then anticipated post-Closing disposition of certain Continental assets. The parties agree to cooperate in preparing for the implementation of the adjustments contemplated by this Section 8.17. Notwithstanding the foregoing, Continental shall not be obligated to take in any respect any such action pursuant to this Section 8.17 (other than pursuant to the preceding sentence) unless and until BAC acknowledges that all conditions to its obligations to consummate the Merger have been satisfied.

  8.18 Affiliates. At least 40 days prior to the Closing Date, Continental shall deliver to BAC a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of Continental, "affiliates" of Continental for purposes of Rule 145 under the Securities Act. Continental shall use all reasonable efforts to cause each person named in the letter delivered by it to deliver to BAC prior to the Closing Date a written "Affiliates" agreement, in customary form, providing that such person shall dispose of the BAC Common Stock and BAC Mirror Preferred Stock to be received by such person in the Merger only in accordance with applicable law and, in addition, in such agreement, such Affiliate shall represent that they have no present plan or intention to dispose of any such shares of BAC capital stock.

  8.19 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either BAC or Continental, the proper officers and directors of each party to this Agreement shall take all such necessary or appropriate action.

  8.20    Intentionally Omitted.

  8.21 BAC Severance Benefits. BAC shall adopt, effective as of the Effective Time, a severance program for Continental employees which is similar in all material respects to BAC's Merger Transition Program and U.S. Senior Management Transition Program (which are described in the previously used brochures attached hereto as Exhibit 8.21) with respect to severance pay and stock treatment and similar in all material respects to BAC's Employee Transition Program (as described in the current brochure attached hereto as Exhibit 8.21) with respect to all other benefits. BAC shall maintain such severance program in effect for not less than 12 months following the Effective Time; provided that benefits under such program may be modified or eliminated earlier if they are of little financial consequence to recipients. Such





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
severance program shall not apply to Continental employees who are party to termination agreements with Continental.

  8.22 Continental Benefit Plans. Continental employee benefit plans will remain in effect temporarily after the Effective Time. As soon as practicable after the Effective Time, Continental employee benefit plans will be discontinued or merged into BAC plans and employees of Continental shall become eligible for the employee benefit plans of BAC on the same terms as such plans and benefits are generally offered from time to time to employees of BofA in comparable positions with BofA. Such employees shall be credited for the years of service with Continental and its affiliates under the employee benefit plans to be provided by BAC to such employees, to the same extent such service was recognized for similar plans of Continental. However, with respect to any pension benefit plan of BAC, such service will be counted only for purposes of vesting, eligibility for participation and early retirement and the rate of prospective benefit accrual. Following the Effective Time, BAC shall have the same legal rights and legal obligations, which it shall honor, subject to the terms thereof, as Continental arising under all employment, severance and other compensation contracts disclosed in the Continental Disclosure Schedule, including without limitation the obligations arising under the termination agreements with the seven individuals referred to in Section 8.9(a).

  8.23 Continental Internal Audit Function; Peer Review. As soon as practicable following the date of this Agreement, but in no event later than 90 days after such date, Continental shall cause to be completed (and a written report thereon furnished to BAC) a peer review with respect to the internal audit function of Continental (which function has been outsourced to Continental's independent accounting firm). Such peer review shall be conducted in accordance with the applicable requirements of the Institute of Internal Auditors.

  8.24 Continental Dividend Reinvestment Plan. As soon as practicable after the date hereof, Continental shall terminate its dividend reinvestment plan.

  8.25 Execution and Delivery of Stock Option Agreement. The parties agree that the Stock Option Agreement shall be executed and delivered immediately following the execution and delivery of this Agreement.


                                   ARTICLE IX

                                   CONDITIONS

  9.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each of BAC and Continental to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

          (a) The stockholders of Continental shall have approved all matters relating to the Merger required to be approved by such stockholders by the vote required under the DGCL at the Stockholders' Meeting.

          (b) This Agreement, the Merger and the other transactions contemplated hereby shall have been approved by each Bank Regulator and any other Governmental Entity whose approval is required for consummation of the transactions contemplated hereby, all such approvals shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

          (c) The S-4 shall have been declared effective and shall not be subject to a stop order or any threatened stop order.

          (d) Neither BAC nor Continental shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger and no proceeding shall have been initiated by any Governmental Entity and be continuing seeking such an injunction. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation thereof illegal.

          (e) BAC shall have received all state securities and "blue sky" permits and other authorizations necessary to consummate the transactions contemplated hereby.

          (f) The shares of BAC Common Stock and BAC Mirror Preferred Stock which shall be issued to the holders of the capital stock of Continental upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

  9.2 Conditions to Obligations of Continental to Effect the Merger. The obligations of Continental to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

          (a) Representations and Warranties. The representations and warranties of BAC set forth in Article VI shall as of the date hereof and as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date), not contain any inaccuracies or omissions the circumstances as to which either individually or in the aggregate have, or reasonably could be expected to have, a Material Adverse Effect on BAC, and Continental shall have received a certificate dated as of the Closing Date signed by the chief executive officer and the chief financial officer of BAC to that effect.

          (b) Performance of Obligations. BAC shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and Continental shall have received a certificate dated as of the Closing Date signed by the chairman and chief executive officer or the vice chairman and chief financial officer of BAC to that effect.

          (c) Opinion of Counsel. Continental shall have received the opinions of Michael J. Halloran, Executive Vice President and General Counsel of BAC, and Pillsbury Madison & Sutro, counsel to BAC, both dated the Closing Date, substantially in the form of Exhibits 9.2(c)-1 and 9.2(c)-2 hereto, respectively.

          (d) Comfort Letter of BAC's Auditors. Continental shall have received the letter of Ernst & Young, BAC's independent auditors, prepared pursuant to the provisions of Section 8.13.

          (e) Tax Opinion. Continental shall have received the opinion of Wachtell, Lipton, Rosen & Katz, special counsel to Continental, dated the Closing Date, in the form attached hereto as Exhibit 9.2(e) to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code, and that BAC and Continental will each be a party to that reorganization within the meaning of section 368(b) of the Code and that no gain or loss will be recognized by the stockholders of Continental to the extent they receive BAC Common Stock or BAC Mirror Preferred Stock solely in exchange for shares of Continental Common Stock or Continental Preferred Stock.





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
  9.3 Conditions to Obligations of BAC to Effect the Merger. The obligations of BAC to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

          (a) Representations and Warranties. The representations and warranties of Continental set forth in Article V shall as of the date hereof (or, if subject to a portion of the Continental Disclosure Schedule, as of the delivery date of such portion) and as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date), not contain any inaccuracies or omissions the circumstances as to which either individually or in the aggregate have, or reasonably could be expected to have, a Material Adverse Effect on Continental, which in any event (and without limiting the meaning thereof) shall be deemed to have occurred if involving losses, liabilities (which if contingent could reasonably be expected to result in loss), costs or expenses of more than $75 million; and BAC shall have received a certificate dated as of the Closing Date signed by the chief executive officer and the chief financial officer of Continental to that effect.

          (b) Performance of Obligations. Continental shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and BAC shall have received a certificate dated as of the Closing Date signed by the chief executive officer and the chief financial officer of Continental to that effect.

          (c) Consents Under Agreements. The consent, approval or waiver of each Person (other than Governmental Entities) whose consent or approval shall be required in order to permit the succession by BAC as the Surviving Corporation in the Merger to any material obligation, right or interest of Continental or any Subsidiary of Continental under any material loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument shall have been obtained.

          (d) Legal Opinion. BAC shall have received the opinion of Mayer, Brown & Platt, counsel to Continental, dated the Closing Date, substantially in the form attached hereto as Exhibit 9.3(d).

          (e) Regulatory Agreements. As of the Effective Time, any Regulatory Agreements binding upon Continental or any of its Subsidiaries shall be terminated and of no further force or effect and BAC shall have received written confirmation thereof from the appropriate Bank Regulator and shall have furnished a true and correct copy thereof to BAC.

          (f) Litigation, etc. There shall be no pending or threatened material actions or proceedings by any Person against BAC, Continental, or any Subsidiary of either or any director, officer or employee thereof challenging or in any way or in any manner seeking to restrict or prohibit the transactions contemplated hereby or seeking to obtain any damages against any Person as a result of the transactions contemplated hereby.

          (g) Expense Reports; Payment of Expenses. At least three days prior to the Effective Time, all attorneys, accountants, investment bankers and other advisors and agents for Continental and its Subsidiaries shall have submitted to Continental (with a copy to BAC) estimates of their fees and expenses for all services rendered in any respect in connection with the transactions contemplated hereby to the extent not already paid, and based on such estimates, Continental shall have prepared and submitted to BAC a summary of such fees and expenses for the transaction. At the Effective Time, (i) such advisors shall have submitted





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
  their final bills for such fees and expenses to Continental and its Subsidiaries for services rendered, with a copy to be delivered to BAC, and based on such summary, Continental shall have prepared and submitted to BAC a final calculation of such fees and expenses, (ii) Continental shall have accrued and paid, and have caused its Subsidiaries to have accrued and paid, the amount of such fees and expenses as calculated above after BAC has been given an opportunity to review all such bills and calculation of such fees and expenses, and (iii) such advisors shall have released BAC from liability for any fees and expenses. BAC shall not be liable for any such fees and expenses.

          (h) Comfort Letter of Continental's Auditors. BAC shall have received the letters from Price Waterhouse, as Continental's independent auditors, prepared pursuant to the provisions of Section 8.12.

          (i) Rights Agreement. None of the events described in section 11(a)(ii) or 13 of the Continental Rights Agreement shall have occurred, and the rights thereunder shall not have become nonredeemable and such rights shall not become exercisable for capital stock of BAC upon consummation of the Merger.

          (j) Absence of Regulatory Conditions. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity which, in connection with the grant of a Requisite Regulatory Approval, imposes any condition or restriction upon the Surviving Corporation or its Subsidiaries, including, without limitation, requirements relating to the raising of additional capital or the disposition of assets, which in the reasonable business judgment of BAC would be burdensome in the context of the transactions contemplated by this Agreement, other than such caused by any share repurchase or plan or program therefor of BAC.

          (k) Contingent Liabilities. Except for matters described in the Continental Disclosure Schedule (and as to such matters only to the extent of the facts made available to BAC on or before the expiration of the Special Termination Rights), Continental, at the time of the Closing, shall not be subject to any suit, action or proceeding, or any investigation or inquiry by any Governmental Entity (collectively, "proceeding"), which shall be pending or, to the knowledge of Continental, threatened, against or affecting Continental or any Subsidiary of Continental, nor shall there be any potential unasserted claim or liability not heretofore disclosed in the Continental Disclosure Schedule (whether or not such claim or liability is required to be accrued or disclosed under SFAS No. 5) unless BAC shall have determined, in the exercise of its reasonable business judgment, that each proceeding, claim or liability likely would not have either individually or in the aggregate with all other such proceedings, claims or liabilities, a Material Adverse Effect on Continental (which in any event (and without limiting the meaning thereof) shall be deemed to have occurred if involving losses, liabilities (which if contingent could reasonably be expected to result in loss), costs or expenses of more than $75 million), except in either case for proceedings, claims or liabilities incurred since the date of this Agreement in the ordinary course of business.

          (l) No Material Adverse Change. Since the date of this Agreement, there shall have been no material adverse change in the Condition of Continental.

          (m) Stock Option Agreement. Immediately following the execution and delivery of this Agreement, Continental and BAC shall have executed and delivered the Stock Option Agreement.





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
                                   ARTICLE X

                           TERMINATION AND AMENDMENT

  10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement, the Merger and the other transactions contemplated hereby by the stockholders of Continental, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Board of Directors of BAC and the Board of Directors of Continental; or

          (b) By the Board of Directors of BAC or the Board of Directors of Continental if (i) the Federal Reserve Board or the Illinois Commissioner of Banks and Trust Companies has denied approval of the Merger and such denial has become final and nonappealable or (ii) the Effective Time does not occur within 12 months from the date of this Agreement unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its covenants and agreements set forth herein required to be performed or observed by such party on or before the Effective Time; or

          (c) By BAC (if it is not in material breach of any of its obligations hereunder) (i) pursuant to notice in the event of (A) a breach or failure by Continental that is material in the context of the transactions contemplated hereby of any covenant or agreement by Continental contained herein or (B) any inaccuracies or omissions in the representations or warranties of Continental contained herein the circumstances as to which either individually or in the aggregate have, or reasonably could be expected to have, a Material Adverse Effect on Continental (which in any event (and without limiting the meaning thereof) shall be deemed to have occurred if involving losses, liabilities (which if contingent could reasonably be expected to result in loss), costs or expenses of more than $75 million), in either case which has not been, or cannot be, cured within 30 days after written notice thereof is given to Continental, or (ii) in the event of any failure, or, prior to the Closing, any prospective failure on the part of Continental to fulfill any condition set forth in Section 9.1 or 9.3, provided that no termination based upon such a prospective failure shall occur unless BAC has theretofore notified Continental thereof and Continental has not, within 30 days after receipt of such notice, remedied such prospective failure; or

          (d) By Continental (if it is not in material breach of any of its obligations hereunder) pursuant to notice in the event of (A) a breach or failure by BAC that is material in the context of the transactions contemplated hereby of any covenant or agreement by BAC contained herein or
  (B) any inaccuracies or omissions in the representations or warranties of BAC contained herein the circumstances as to which either individually or in the aggregate have, or reasonably could be expected to have, a Material Adverse Effect on BAC, in either case which has not been, or cannot be, cured within 30 days after written notice thereof is given to BAC; or

          (e) By BAC if, after the date hereof, there has occurred any Material Adverse Effect (or any development or condition that might reasonably be expected to result in a Material Adverse Effect) with respect to Continental provided that BAC shall have given 30 days' written notice of such termination to Continental and Continental shall not have remedied such event by the end of such 30-day period; or

          (f) By BAC if, after the date hereof, any Person (other than BAC or any Subsidiary thereof) shall become the beneficial owner of 20% or more of the then outstanding shares of Continental Common Stock or any Person (other than BAC or a Subsidiary thereof) shall have commenced a bona fide tender offer or exchange offer to acquire at least 20% of the then outstanding shares of Continental Common Stock.

  10.2 Special BAC Rights of Termination. Continental shall deliver to BAC all remaining portions of the Continental Disclosure Schedule not heretofore delivered to BAC as promptly as practicable after the date hereof. Notwithstanding any investigation made by or information known to BAC prior to the date hereof and notwithstanding anything to the contrary herein, and in recognition of the fact that BAC, as of the date hereof, has not had an opportunity to complete its due diligence review of Continental and that Continental has not, as of the date hereof, delivered to BAC all portions of the Continental Disclosure Schedule, in addition to the termination rights set forth in Section 10.1, BAC shall have the following rights (the "Special Termination Rights"): (i) for 10 business days after the date of receipt by BAC of all such remaining portions of the Continental Disclosure Schedule in form and detail of presentation reasonably satisfactory to BAC, to terminate this Agreement in its sole discretion; and (ii) at any time after the date of this Agreement through and including the date that is 30 days after the date Continental delivers to BAC all remaining portions of the Continental Disclosure Schedule in form and detail of presentation reasonably satisfactory to BAC, to terminate this Agreement if BAC shall identify any circumstance which, in the reasonable business judgment of the Board of Directors (which includes a committee thereof) of BAC, acting in good faith and with due regard for principles of fair dealing, could (w) materially and adversely impact the reasonably expected financial or business benefits to BAC of the transactions contemplated by this Agreement, (x) be inconsistent in any material and adverse respect with any of the representations and warranties of Continental contained in this Agreement, (y) materially and adversely affect the business, operations, properties, financial condition, results of operations or prospects of Continental and its Subsidiaries on a consolidated basis or (z) deviate materially and adversely from Continental's financial statements for the year or the quarter ended December 31, 1993. BAC may exercise the Special Termination Rights by written notice to Continental pursuant to Section 11.6.

  10.3 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 or 10.2, this Agreement shall become void and have no effect, except that (i) the provisions of Section
11.1 shall survive any such termination and abandonment, (ii) the Stock Option Agreement shall be governed by its own terms as to termination and (iii) no party shall be relieved or released from any liability arising out of an intentional breach of any provision of this Agreement and Continental shall not be relieved of any obligation it may have under Section 8.11.

  10.4 Non-Survival of Representations, Warranties and Covenants Following the Effective Time. Except for Articles III and IV and Sections 8.8, 8.9, 8.11, 8.19, 8.21, 8.22, Section 10.5(b) and Article XI, none of the respective representations, warranties, obligations, covenants and agreements of the parties shall survive the Effective Time.

  10.5    Termination Expenses.

  (a) Subject to paragraph (b) below and except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger and all other terms and conditions of this Agreement, and the transactions contemplated hereby, will be paid by the party incurring such costs and expenses.

  (b) In the event this Agreement is terminated pursuant to Section 10.1(c) or (d), and without limiting any rights BAC may have under Section 8.11, the terminating party and each of its Subsidiaries shall be entitled to reimbursement from the non-terminating party and its Subsidiaries for all reasonable internal and external costs, fees and expenses incurred by such terminating party and any of its Subsidiaries in connection with the transactions contemplated hereby, including the preparation, printing, filing, shipping, and distribution of the S-4 and the Proxy Statement and the pursuit of the Requisite Regulatory Approvals (such fees and expenses to include all legal, consulting and accounting fees, disbursements and expenses). To the extent any such expenses are reimbursed pursuant to this Section 10.5(b), such payments shall be credited against any similar obligations of Continental under Section 8.11.

  10.6 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Continental or of BAC, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  10.7 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto,
(ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.


                                   ARTICLE XI

                               GENERAL PROVISIONS

  11.1 Expenses. Unless otherwise agreed by the parties in writing or as otherwise provided herein, each party hereto shall bear its own expenses incident to preparing, entering into and carrying out this Agreement and to consummating the Merger.

  11.2 Entire Agreement. Except as otherwise expressly provided herein and except for that certain Agreement dated January 20, 1994 between BAC and Continental and except for that certain Confidentiality Agreement dated December 16, 1993, between BAC and Continental, this Agreement and the Stock Option Agreement contain the entire agreement between the parties hereto with respect to the transactions contemplated hereunder and thereunder, and such agreements supersede all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Other than Sections 8.8, 8.20, 8.21 and 8.22, nothing in this Agreement, expressed or implied, is intended to confer upon any individual, corporation or other entity, other than BAC, Continental, Merger Corporation or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

  11.3 Amendments. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of BAC and Continental, provided, however, that the provisions hereof relating to the manner or basis in which shares of Continental capital stock will be exchanged for the Merger Consideration shall not be amended after the Stockholders' Meeting without any requisite approval of the holders of the issued and outstanding shares of Continental capital stock entitled to vote thereon.

  11.4 Waivers. Prior to or at the Effective Time, each of BAC and Continental shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other's obligations under this Agreement and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation. No failure to exercise and no delay in exercising any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy or power hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy or power provided herein or by law or in equity. The waiver by any party of the time for performance of any act or condition hereunder does not constitute a waiver of the act or condition itself.

  11.5 No Assignment. Neither of the parties hereto may assign any of its rights or delegate any of its obligations (whether by operation of law or otherwise) under this Agreement to any other person or entity. Any such purported assignment or delegation that is made without the prior written consent of the other parties to this Agreement shall be void and of no effect. Subject to the foregoing provisions of this Section 11.5, this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

  11.6 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and shall be delivered by overnight courier or by facsimile transmission (and confirmed by registered or certified mail, postage prepaid) to the persons at the addresses or facsimile transmission numbers set forth below (or at such other address or facsimile transaction numbers as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

  Continental:             Continental Corporation
                           231 South LaSalle Street
                           Chicago, Illinois 60697
                           Attn:    Michael E. O'Neill
                           Fax:  (312) 828-1839

  Copy to:                 Mayer, Brown & Platt
                           190 South LaSalle Street
                           Chicago, Illinois 60603-3441
                           Attn:    Richard S. Brennan, Esq.
                           Fax:  (312) 701-7711

  Additional copy to:      Wachtell, Lipton, Rosen & Katz
                           51 West 52nd Street
                           New York, New York 10019
                           Attn:    Edward D. Herlihy, Esq.
                           Fax:  (212) 403-2000

  BAC:                     BankAmerica Corporation
                           555 California Street
                           San Francisco, California 94104
                           Attn:    Doyle L. Arnold
                                    Executive Vice President
                                    Corporate Development
                           Fax:  (415) 953-0390

  Copy to:                 BankAmerica Corporation
                           555 California Street
                           San Francisco, California 94104
                           Attn:    Michael J. Halloran, Esq.
                                    Executive Vice President and
                                    General Counsel
                           Fax:  (415) 953-0944

  Additional copy to:      Pillsbury Madison & Sutro
                           235 Montgomery Street
                           San Francisco, California 94104
                           Attn:    Rodney R. Peck, Esq.
                           Fax:  (415) 398-2096

  11.7 Specific Performance. The parties hereby acknowledge and agree that the failure of Continental to fulfill any of its covenants and agreements hereunder, including the failure to take all such actions as are necessary on its part to cause the consummation of the Merger, will cause irreparable injury to BAC for which damages, even if available, will not be an adequate remedy. Accordingly, Continental hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of Continental's obligations and to the granting by any such court of the remedy of the specific performance by Continental of its obligations hereunder.

  11.8 Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Delaware.

  11.9 Consent to Jurisdiction. Each of the parties hereby submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware and the Federal courts of the United States of America located in Delaware in respect of the transactions contemplated by this Agreement and the Stock Option Agreement, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the transactions contemplated by this Agreement or the Stock Option Agreement, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the Agreement and the Stock Option Agreement may not be enforced in or by said courts or that its property is exempt or immune from execution, that the suit, action or proceeding is brought in an inconvenient forum, or that the venue of the suit, action or proceeding is improper.

  11.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

  11.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

  IN WITNESS WHEREOF, BAC and Continental have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                            BANKAMERICA CORPORATION



                                            By: /s/ Doyle L. Arnold
                                            Name: Doyle L. Arnold
Attest: /s/ Cheryl A. Sorokin               Title: Executive Vice President
Name: Cheryl A. Sorokin
Title: Executive Vice President and
       Secretary

                                            CONTINENTAL BANK CORPORATION



                                            By: /s/ Thomas C. Theobald
                                            Name: Thomas C. Theobald
Attest: /s/ Richard S. Brennan              Title: Chairman and Chief Executive
Name: Richard S. Brennan                           Officer
Title: Secretary

                                                                         ANNEX B

               ILLUSTRATIVE CALCULATIONS OF STOCK CONSIDERATION,
                      CASH CONSIDERATION AND STOCK AMOUNT

    ILLUSTRATION OF CALCULATIONS OF STOCK CONSIDERATION, CASH CONSIDERATION
          AND STOCK AMOUNT AT DIFFERENT FINAL BAC STOCK PRICE FIGURES
         (AS SUCH TERMS ARE DEFINED IN THE PROXY STATEMENT-PROSPECTUS)
                  (AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)
- ------------------------------
 FLOOR PRICE:      $36.16
 CEILING PRICE:    $55.84
- ------------------------------
- --------------------------------------------------------------------------------
 THIS ILLUSTRATION ASSUMES THAT 51,472,510 SHARES OF CONTINENTAL COMMON STOCK
WILL BE OUTSTANDING AT THE DETERMINATION DATE.
- --------------------------------------------------------------------------------

     THERE CAN BE NO ASSURANCE AS TO WHAT THE FINAL BAC STOCK PRICE WILL BE OR WHAT THE VALUE OF BAC COMMON STOCK TO BE ISSUED IN THE MERGER WILL BE AT OR FOLLOWING THE EFFECTIVE TIME. THE ADJUSTMENTS REFERRED TO IN THE COLUMN HEADINGS BELOW REFER TO THE ADJUSTMENTS MADE IN THE EVENT THE FINAL BAC STOCK PRICE IS ABOVE THE CEILING PRICE OR BELOW THE FLOOR PRICE. SEE "THE MERGER -- MERGER CONSIDERATION."

                                                                                     CASH                STOCK
                               TOTAL VALUE TO CONTINENTAL                       CONSIDERATION            AMOUNT
               -----------------------------------------------------------     ADJUSTED -- FINAL    ADJUSTED -- FINAL
                                                                 CASH             BAC STOCK            BAC STOCK
 ASSUMED                                        STOCK        CONSIDERATION       PRICE ABOVE          PRICE ABOVE
  FINAL                                       VALUE PER           PER           CEILING PRICE        CEILING PRICE        BAC
BAC STOCK                                    CONTINENTAL      CONTINENTAL          OR BELOW             OR BELOW         STOCK
  PRICE        CASH     STOCK     TOTAL         SHARE            SHARE           FLOOR PRICE          FLOOR PRICE        AMOUNT
- ----------     ----     -----     ------     -----------     -------------     ----------------     ----------------     ------
  $30.00       $946     $642      $1,588       $ 30.85          $ 30.85             $33.41                4.395          25.795
   30.50        946      653       1,599         31.06            31.06              33.41                3.972          25.372
   31.00        946      663       1,609         31.26            31.26              33.41                3.563          24.963
   31.50        946      674       1,620         31.47            31.47              33.41                3.167          24.566
   32.00        946      685       1,631         31.68            31.68              33.41                2.783          24.183
   32.50        946      695       1,641         31.89            31.89              33.41                2.411          23.811
   33.00        946      706       1,652         32.10            32.10              33.41                2.050          23.450
   33.50        946      717       1,663         32.30            32.30              33.41                1.700          23.100
   34.00        946      728       1,673         32.51            32.51              33.41                1.360          22.760
   34.50        946      738       1,684         32.72            32.72              33.41                1.030          22.430
   35.00        946      749       1,695         32.93            32.93              33.41                0.710          22.110
   35.50        946      760       1,706         33.14            33.14              33.41                0.399          21.798
   36.00        946      770       1,716         33.34            33.34              33.41                0.096          21.496
- -------------------------------------------------------------------------------------------------------------------------------
   36.16        946      774       1,720         33.41            33.41                 --                0.000          21.400
- -------------------------------------------------------------------------------------------------------------------------------
   36.50        946      781       1,727         33.55            33.55                 --                0.000          21.400
   37.00        946      792       1,738         33.76            33.76                 --                0.000          21.400
   37.50        946      802       1,748         33.97            33.97                 --                0.000          21.400
   38.00        946      813       1,759         34.18            34.18                 --                0.000          21.400
   38.50        946      824       1,770         34.38            34.38                 --                0.000          21.400
   39.00        946      835       1,780         34.59            34.59                 --                0.000          21.400
   39.50        946      845       1,791         34.80            34.80                 --                0.000          21.400
   40.00        946      856       1,802         35.01            35.01                 --                0.000          21.400
   40.50        946      867       1,813         35.21            35.21                 --                0.000          21.400
   41.00        946      877       1,823         35.42            35.42                 --                0.000          21.400
   41.50        946      888       1,834         35.63            35.63                 --                0.000          21.400
   42.00        946      899       1,845         35.84            35.84                 --                0.000          21.400
   42.50        946      909       1,855         36.05            36.05                 --                0.000          21.400
   43.00        946      920       1,866         36.25            36.25                 --                0.000          21.400
   43.50        946      931       1,877         36.46            36.46                 --                0.000          21.400
   44.00        946      942       1,888         36.67            36.67                 --                0.000          21.400
   44.50        946      952       1,898         36.88            36.88                 --                0.000          21.400

                                                      IMPLIED EXCHANGE RATIO
                                                      (STOCK CONSIDERATION)
                                     --------------------------------------------------------
                                         ASSUMING            ASSUMING
                                        ADJUSTMENT        ADJUSTMENT IS
                                         IS MADE             NOT MADE
                                         -- FINAL            -- FINAL             FINAL
  ADJUSTED VALUE TO CONTINENTAL         BAC STOCK           BAC STOCK           BAC STOCK
 -------------------------------       PRICE BELOW         PRICE BELOW         PRICE ABOVE
 STOCK     TOTAL      PER SHARE        FLOOR PRICE         FLOOR PRICE        CEILING PRICE
 -----     ------     ----------     ----------------     --------------     ----------------
 $774      $1,720       $33.41            1.1137              1.0283                  --
  774       1,720        33.41            1.0954              1.0183                  --
  774       1,720        33.41            1.0778              1.0085                  --
  774       1,720        33.41            1.0607              0.9991                  --
  774       1,720        33.41            1.0441              0.9900                  --
  774       1,720        33.41            1.0280              0.9812                  --
  774       1,720        33.41            1.0124              0.9726                  --
  774       1,720        33.41            0.9973              0.9643                  --
  774       1,720        33.41            0.9827              0.9562                  --
  774       1,720        33.41            0.9684              0.9484                  --
  774       1,720        33.41            0.9546              0.9408                  --
  774       1,720        33.41            0.9411              0.9334                  --
  774       1,720        33.41            0.9281              0.9262                  --
- ---------------------------------------------------------------------------------------------------------------

  774       1,720        33.41            0.9239              0.9239                  --
- --------------------------------------------------------------------------------------------------------------------

  781       1,727        33.55            0.9192              0.9192                  --
  792       1,738        33.75            0.9124              0.9124                  --
  802       1,748        33.97            0.9058              0.9058                  --
  813       1,759        34.18            0.8994              0.8994                  --
  824       1,770        34.38            0.8931              0.8931                  --
  835       1,780        34.59            0.8870              0.8870                  --
  845       1,791        34.80            0.8810              0.8810                  --
  856       1,802        35.01            0.8752              0.8752                  --
  867       1,813        35.21            0.8695              0.8695                  --
  877       1,823        35.42            0.8640              0.8640                  --
  888       1,834        35.63            0.8586              0.8586                  --
  899       1,845        35.84            0.8533              0.8533                  --
  909       1,855        36.05            0.8482              0.8482                  --
  920       1,866        36.25            0.8431              0.8431                  --
  931       1,877        36.46            0.8382              0.8382                  --
  942       1,888        36.67            0.8334              0.8334                  --
  952       1,898        36.88            0.8287              0.8287                  --

                                                                         ANNEX B
                                                                     (CONTINUED)

    ILLUSTRATION OF CALCULATIONS OF STOCK CONSIDERATION, CASH CONSIDERATION
          AND STOCK AMOUNT AT DIFFERENT FINAL BAC STOCK PRICE FIGURES
         (AS SUCH TERMS ARE DEFINED IN THE PROXY STATEMENT-PROSPECTUS)
                  (AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)
- ------------------------------
 FLOOR PRICE:      $36.16
 CEILING PRICE:    $55.84
- ------------------------------
- --------------------------------------------------------------------------------
 THIS ILLUSTRATION ASSUMES THAT 51,472,510 SHARES OF CONTINENTAL COMMON STOCK
WILL BE OUTSTANDING AT THE DETERMINATION DATE.
- --------------------------------------------------------------------------------

                                                                                    CASH                STOCK
                               TOTAL VALUE TO CONTINENTAL                      CONSIDERATION            AMOUNT
               ----------------------------------------------------------     ADJUSTED -- FINAL    ADJUSTED -- FINAL
                                                                CASH             BAC STOCK            BAC STOCK
 ASSUMED                                       STOCK        CONSIDERATION       PRICE ABOVE          PRICE ABOVE
  FINAL                                      VALUE PER           PER           CEILING PRICE        CEILING PRICE        BAC
BAC STOCK                                   CONTINENTAL      CONTINENTAL          OR BELOW             OR BELOW         STOCK
  PRICE        CASH     STOCK     TOTAL        SHARE            SHARE           FLOOR PRICE          FLOOR PRICE        AMOUNT
- ----------     ----     -----     -----     -----------     -------------     ----------------     ----------------     ------
   45.00       946        963     1,909      37.09            37.09               --                  0.000             21.400
   45.50       946        974     1,920      37.29            37.29               --                  0.000             21.400
   46.00       946        984     1,930      37.50            37.50               --                  0.000             21.400
   46.50       946        995     1,941      37.71            37.71               --                  0.000             21.400
   47.00       946      1,006     1,952      37.92            37.92               --                  0.000             21.400
   47.50       946      1,016     1,962      38.13            38.13               --                  0.000             21.400
   48.00       946      1,027     1,973      38.33            38.33               --                  0.000             21.400
   48.50       946      1,038     1,984      38.54            38.54               --                  0.000             21.400
   49.00       946      1,049     1,995      38.75            38.75               --                  0.000             21.400
   49.50       946      1,059     2,005      38.96            38.96               --                  0.000             21.400
   50.00       946      1,070     2,016      39.17            39.17               --                  0.000             21.400
   50.50       946      1,081     2,027      39.37            39.37               --                  0.000             21.400
   51.00       946      1,091     2,037      39.58            39.58               --                  0.000             21.400
   51.50       946      1,102     2,048      39.79            39.79               --                  0.000             21.400
   52.00       946      1,113     2,059      40.00            40.00               --                  0.000             21.400
   52.50       946      1,123     2,069      40.20            40.20               --                  0.000             21.400
   53.00       946      1,134     2,080      40.41            40.41               --                  0.000             21.400
   53.50       946      1,145     2,091      40.62            40.62               --                  0.000             21.400
   54.00       946      1,156     2,102      40.83            40.83               --                  0.000             21.400
   54.50       946      1,166     2,112      41.04            41.04               --                  0.000             21.400
   55.00       946      1,177     2,123      41.24            41.24               --                  0.000             21.400
   55.50       946      1,188     2,134      41.45            41.45               --                  0.000             21.400
- ------------------------------------------------------------------------------------------------------------------------------
   55.84       946      1,195     2,141      41.59            41.59               --                  0.000             21.400
- ------------------------------------------------------------------------------------------------------------------------------
   56.00       946      1,198     2,144      41.66            41.66              41.59               (0.062)            21.338
   56.50       946      1,209     2,155      41.87            41.87              41.59               (0.250)            21.149
   57.00       946      1,220     2,166      42.08            42.08              41.59               (0.436)            20.964
   57.50       946      1,230     2,176      42.28            42.28              41.59               (0.618)            20.782
   58.00       946      1,241     2,187      42.49            42.49              41.59               (0.797)            20.602
   58.50       946      1,252     2,198      42.70            42.70              41.59               (0.973)            20.426
   59.00       946      1,263     2,209      42.91            42.91              41.59               (1.147)            20.253
   59.50       946      1,273     2,219      43.12            43.12              41.59               (1.317)            20.083
   60.00       946      1,284     2,230      43.32            43.32              41.59               (1.484)            19.916

                                                                IMPLIED EXCHANGE RATIO
                                                                (STOCK CONSIDERATION)
                                               --------------------------------------------------------
                                                   ASSUMING            ASSUMING
                                                  ADJUSTMENT        ADJUSTMENT IS
                                                   IS MADE             NOT MADE
 ASSUMED                                           -- FINAL            -- FINAL             FINAL
  FINAL     ADJUSTED VALUE TO CONTINENTAL         BAC STOCK           BAC STOCK           BAC STOCK
BAC STOCK   ------------------------------       PRICE BELOW         PRICE BELOW         PRICE ABOVE
  PRICE     STOCK     TOTAL     PER SHARE        FLOOR PRICE         FLOOR PRICE        CEILING PRICE
- ----------  -----     -----     ----------     ----------------     --------------     ----------------
   45.00     963      1,909      37.09           0.8241               0.8241               --
   45.50     974      1,920      37.29           0.8196               0.8196               --
   46.00     984      1,930      37.50           0.8153               0.8153               --
   46.50     995      1,941      37.71           0.8110               0.8110               --
   47.00    1,006     1,952      37.92           0.8068               0.8068               --
   47.50    1,016     1,962      38.13           0.8026               0.8026               --
   48.00    1,027     1,973      38.33           0.7986               0.7986               --
   48.50    1,038     1,984      38.54           0.7947               0.7947               --
   49.00    1,049     1,995      38.75           0.7908               0.7908               --
   49.50    1,059     2,005      38.96           0.7870               0.7870               --
   50.00    1,070     2,016      39.17           0.7833               0.7833               --
   50.50    1,081     2,027      39.37           0.7797               0.7797               --
   51.00    1,091     2,037      39.58           0.7761               0.7761               --
   51.50    1,102     2,048      39.79           0.7726               0.7726               --
   52.00    1,113     2,059      40.00           0.7692               0.7692               --
   52.50    1,123     2,069      40.20           0.7658               0.7658               --
   53.00    1,134     2,080      40.41           0.7625               0.7625               --
   53.50    1,145     2,091      40.62           0.7593               0.7593               --
   54.00    1,156     2,102      40.83           0.7561               0.7561               --
   54.50    1,166     2,112      41.04           0.7530               0.7530               --
   55.00    1,177     2,123      41.24           0.7499               0.7499               --
   55.50    1,188     2,134      41.45           0.7469               0.7469               --
- -------------------------------------------------------------------------------------------------------------------------

   55.84    1,195     2,141      41.59           0.7449               0.7449               --
- ------------------------------------------------------------------------------------------------------------------------------

   56.00    1,195     2,141      41.59             --                   --               0.7427
   56.50    1,195     2,141      41.59             --                   --               0.7362
   57.00    1,195     2,141      41.59             --                   --               0.7297
   57.50    1,195     2,141      41.59             --                   --               0.7234
   58.00    1,195     2,141      41.59             --                   --               0.7171
   58.50    1,195     2,141      41.59             --                   --               0.7110
   59.00    1,195     2,141      41.59             --                   --               0.7050
   59.50    1,195     2,141      41.59             --                   --               0.6990
   60.00    1,195     2,141      41.59             --                   --               0.6932

                                                                         ANNEX C



                        DELAWARE GENERAL CORPORATION LAW


SECTION 262.  APPRAISAL RIGHTS

         (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection
(d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251, 252, 254, 257, 258, 263 or 264 of this title:

                 (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

                 (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                 a. Shares of stock of the corporation surviving or resulting from such merger or consolidation;

                 b. Shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

                 c. Cash in lieu of fractional shares of the corporations described in the foregoing subparagraphs a. and b. of this paragraph; or

                d. Any combination of the shares of stock and cash in lieu of fractional shares described in the foregoing subparagraphs a., b. and c. of this paragraph.

                (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

         (d)     Appraisal rights shall be perfected as follows:

                 (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                 (2) If the merger or consolidation was approved pursuant to Section 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders.

Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection
(f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the

Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                    ANNEX D




                             STOCK OPTION AGREEMENT


         STOCK OPTION AGREEMENT, dated January 27, 1994, between BANKAMERICA CORPORATION, a Delaware corporation ("Grantee"), and CONTINENTAL BANK CORPORATION, a Delaware corporation ("Issuer").

                              W I T N E S S E T H:

         WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), which agreement has been executed by the parties hereto immediately prior to this Agreement; and

         WHEREAS, as a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined):

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

         1.      (a)      Issuer hereby grants to Grantee an unconditional,
irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 10,169,000 fully paid and nonassessable shares of Issuer's Common Stock, par value $4 per share ("Common Stock"), at a price of $37.50 per share; provided, however, that in the event Issuer issues or agrees to issue any shares of Common Stock (other than as permitted under the Merger Agreement) at a price less than $37.50 per share (as adjusted pursuant to subsection (b) of Section
5), such price shall be equal to such lesser price (such price, as adjusted if applicable, the "Option Price"); provided further that in no event shall the number of shares for which this Option is exercisable exceed 19.9% of the Issuer's issued and outstanding common shares. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

         (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date hereof (or any treasury shares held by Issuer have been or are sold after January 26, 1994) (other than pursuant to this Agreement), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, its equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject to or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

         2.      (a)      The Holder (as hereinafter defined) may exercise the
Option, in whole or part, and from time to time, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) within 30 days following such Subsequent Triggering Event. Each of the following shall be an Exercise Termination
Event: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event; or (iii) the passage of 12 months after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event (provided that if an Initial Triggering Event continues or occurs beyond such termination, the Exercise Termination Event shall be 12 months from the expiration of the Last Triggering Event but in no event more than 18 months after such termination). The "Last Triggering Event" shall mean the last Initial Triggering Event to occur. The term "Holder" shall mean the holder or holders of the Option.

         (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

                 (i) Issuer or any of its Subsidiaries (each an "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act, and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of this Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Issuer or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the SEC) of Issuer, (y) a purchase, lease or other acquisition representing 15% or more of the consolidated assets of Issuer and its Subsidiaries, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any Significant Subsidiary of Issuer;

                 (ii) Issuer or any Issuer Subsidiary, without having received Grantee's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary, or the Board of Directors of Issuer shall have publicly withdrawn or modified, or publicly announced its interest to withdraw or modify, its recommendation that the stockholders of Issuer approve the transactions contemplated by the Merger Agreement;

                 (iii) Any person other than Grantee, any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder);

                 (iv) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

                 (v) After a proposal is made by a third party to Issuer or its stockholders to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Grantee to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined below); or

                 (vi) Any person other than Grantee or any Grantee Subsidiary, other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

         (c) The term "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date hereof:

                 (i) The acquisition by any person of beneficial ownership of 20% or more of the then outstanding Common Stock; or

                 (ii) The occurrence of the Initial Triggering Event described in clause (i) of subsection (b) of this Section 2, except that the percentage referred to in clause (z) shall be 20%.

         (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

         (e) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if the closing of the purchase and sale pursuant to the Option (the "Closing") cannot be consummated by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated; and provided further, without limiting the foregoing, that if prior notification to or approval of the Federal Reserve Board or any other regulatory agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto. Notwithstanding this subsection (e), in no event shall any Closing Date be more than 18 months after the related Notice Date, and if the Closing Date shall not have occurred within 18 months after the related Notice Date due to the failure to obtain any such required approval, the exercise of the Option effected on the Notice Date shall be deemed to have expired. In the event (i) Grantee receives official notice that an approval of the Federal Reserve Board or any other regulatory authority required for the purchase of Option Shares (as hereinafter defined) would not be issued or granted, (ii) a Closing Date shall not have occurred within 18 months after the related Notice Date due to the failure to obtain any such required approval or (iii) Holder (or Substitute Holder) shall have the right pursuant to the last sentence of Section 7 (or Section 9) to exercise the Option (or Substitute Option), Grantee shall nevertheless be entitled to exercise its right as set forth in Section 7 and Grantee or Holder (or Substitute Holder) shall be entitled to exercise the Option (or Substitute Option) in connection with the resale of Issuer Common Stock or other securities pursuant to a registration statement as provided in Section 6.

         (f) At the Closing referred to in subsection (e) of this Section 2, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

         (g) At such Closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to Issuer a copy of this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement. If at the time of issuance of any Option Shares pursuant to an exercise of all or part of the Option hereunder, Issuer shall not have redeemed the Rights (as defined in the Stockholders' Rights Plan adopted by Issuer on July 22, 1991, as amended (the "Rights Agreement")), or shall have issued any similar securities, then each Option Share issued pursuant to such exercise shall also represent rights or new rights with terms substantially the same as and at least as favorable to Grantee as are provided under the Rights Agreement or any similar agreement then in effect.

         (h) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

         "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act;
(ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

         (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (e) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder or the Issuer shall have failed or refused to designate the bank account described in subsection (f) of this Section 2. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

         3. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock (and other securities issuable pursuant to Section 5(a)) so that the Option may be exercised without additional authorization of Common Stock (or such other securities) after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock (or such other securities); (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including (x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and (y) in the event, under the Bank Holding Company Act of 1956, as amended ("BHCA"), or the Change in Bank Control Act of 1978, as amended, or any state banking law, prior approval of or notice to the Federal Reserve Board or to any state regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such state regulatory authority as they may require) in order to permit the Holder to exercise the Option and the Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

         4. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the

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principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

         5. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to
Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as provided in this Section 5.

                 (a) In the event of any change in Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted so that Grantee shall receive upon exercise of the Option and payment of the aggregate Option Price hereunder the number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised in full immediately prior to such event, or the record date therefor, as applicable.

                 (b) Whenever the number of shares of Common Stock purchasable upon exercise hereof is adjusted as provided in this
         Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

         6. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event (or as otherwise provided in the last sentence of Section 2(e)), Issuer shall, at the request of Grantee delivered within 30 days after such Subsequent Triggering Event (or such trigger date as is provided in the last sentence of Section 2(e)) (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the Securities Act covering any shares issued and issuable pursuant to this Option and shall use its best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee for a period of 18 months following such first request shall have the right to demand a second such registration if reasonably necessary to effect such sales or dispositions. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the inclusion of the Holder's Option or Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; and provided, however, that after any such required reduction the number of Option

Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practical and no reduction shall thereafter occur (and such registration shall not be charged against the Holder). Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for the Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

         7.      (a)      Upon the occurrence of a Subsequent Triggering Event
that occurs prior to an Exercise Termination Event, (i) at the request of the Holder, delivered within 30 days after such occurrence (or such later period as provided in Section 10 or the last sentence of Section 2(e)), Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to (x) the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised plus (y) Grantee's Out-of-Pocket Expenses (as defined below) (to the extent not previously reimbursed) and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered within 30 days after such occurrence (or such later period as provided in Section 10), Issuer shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to (x) the market/offer price multiplied by the number of Option Shares so designated plus (y) Grantee's Out-of-Pocket Expenses (to the extent not previously reimbursed). The term "Out-of-Pocket Expenses" shall mean Grantee's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement, including, without limitation, legal, accounting and investment banking fees. The term "market/offer price" shall mean the highest of (i) the highest price per share of Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock quoted in the New York Stock Exchange (or if Common Stock is not quoted in the New York Stock Exchange, the highest bid price per share as quoted on the National Association of Securities Dealers Automated Quotation Systems, or, if the shares of Common Stock are not quoted thereon, on the principal trading market on which such shares are traded as reported by a recognized source) within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of assets representing 15% or more of the consolidated assets of Issuer and its Subsidiaries, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be.

         (b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this
Section 7. As promptly as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

         (c) To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Holder shall nonetheless have the right to exercise the Option until the expiration of such 30 day period.

         8. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its Subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

         (b)     The following terms have the meanings indicated:

                 (1) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or substantially all of Issuer's assets.

                 (2) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

                 (3) "Assigned Value" shall mean the market/offer price, as defined in Section 7.

                 (4) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale;provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

         (c) The Substitute Option shall have the same terms as the Option, provided, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement (after giving effect for such purpose to the provisions of Section 9), which agreement shall be applicable to the Substitute Option.

         (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option is then exercisable and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

         (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder.

         (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

         9. (a) At the request of the holder of the Substitute Option (the Substitute Option Holder"), the issuer of the Substitute Option (the "Substitute Option Issuer") shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to (x) the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised plus (y) Grantee's Out-of-Pocket Expenses (to the extent not previously reimbursed), and at the request of the owner (the "Substitute Share Owner") of shares of Substitute Common Stock (the "Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the "Substitute Share Repurchase Price") equal to (x) the Highest Closing Price multiplied by the number of Substitute Shares so designated plus
(y) Grantee's Out-of-Pocket Expenses (to the extent not previously reimbursed). The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

         (b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provision of this Section 9. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

         (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Substitute Option and/or the Substitute Shares in part or in full, the Substitute Option Issuer shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9 prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by the Substitute Option Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Substitute Option Holder shall nevertheless have the right to exercise the Substitute Option until the expiration of such 30 day period.

         10. The 30-day period for exercise of certain rights under Sections 2, 6, 7, 9 and 12 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise.

         11.     Issuer hereby represents and warrants to Grantee as follows:

         (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer. This Agreement is the valid and legally binding obligation of Issuer, enforceable against Issuer in accordance with its terms.

         (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

         (c) Issuer has taken all action (including if required redeeming all of the Rights or amending or terminating the Rights Agreement) so that the entering into of this Option Agreement, the acquisition of shares of Common Stock hereunder and the other transactions contemplated hereby do not and will not result in the grant of any rights to any person under the Rights Agreement or enable or require the Rights to be exercised, distributed or triggered.

         (d) Except as disclosed pursuant to the Merger Agreement, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any Violation pursuant to any provisions of the Certificate of Incorporation or by-laws of Issuer or any Subsidiary of Issuer or, subject to obtaining any approvals or consents contemplated hereby, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Issuer or any Subsidiary of Issuer or their respective properties or assets which Violation would have a Material Adverse Effect on Issuer.

         (e) Issuer reaffirms with respect to this Agreement and the transactions contemplated hereby the representation and warranty contained in
Section 5.16 of the Merger Agreement.

         12. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder within 30 days following such Subsequent Triggering Event (or such later period as provided in Section 10); provided, however, that until the date 30 days following the date on which the Federal Reserve Board approves an application by Grantee under the BHCA to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf, or (iv) any other manner approved by the Federal Reserve Board.

         13. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the New York

Stock Exchange upon official notice of issuance and applying to the Federal Reserve Board under the BHCA for approval to acquire the shares issuable hereunder, but Grantee shall not be obligated to apply to state banking authorities for approval to acquire the shares of Common Stock issuable hereunder until such time, if ever, as it deems appropriate to do so.

         14. Notwithstanding anything to the contrary herein, in the event that the Holder or Owner or any Related Person thereof is a person making without the prior written consent of Issuer an offer or proposal to engage in an Acquisition Transaction (other than the transaction contemplated by the Merger Agreement), then (i) in the case of a Holder or any Related Person thereof, the Option held by it shall immediately terminate and be of no further force or effect, and (ii) in the case of an Owner or any Related Person thereof, the Option Shares held by it shall be immediately repurchasable by Issuer at the Option Price. A Related Person of a Holder or Owner means any Affiliate (as defined in Rule 12b-2 of the rules and regulations under the Exchange Act) of the Holder or Owner and any person that is the beneficial owner of 20% or more of the voting power of the Holder or Owner, as the case may be.

         15. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

         16. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder or Substitute Option Holder is not permitted to acquire, or Issuer or Substitute Option Issuer is not permitted to repurchase pursuant to Section 7 or Section 9, as the case may be, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Section 1(b) or Section 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

         17. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

         18. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         19. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

         20. Except as otherwise expressly provided herein or in the Merger Agreement, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         21. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral.
The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

         22. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

         23. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

         IN WITNESS WHEREOF, BAC and Continental have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                       BANKAMERICA CORPORATION



                                       By: /s/ Doyle L. Arnold
                                           ------------------------------------
                                       Name: Doyle L. Arnold
                                             ----------------------------------
Attest: /s/ Cheryl A. Sorokin          Title: Executive Vice President
        ---------------------------           ---------------------------------
Name: Cheryl A. Sorokin
      -----------------------------
Title: Executive Vice President and
       Secretary
       ----------------------------

                                       CONTINENTAL BANK CORPORATION



                                       By: /s/ Thomas C. Theobald
                                           --------------------------------
                                       Name: Thomas C. Theobald
                                             ------------------------------
Attest: /s/ Richard S. Brennan         Title: Chairman and Chief Executive
        --------------------------            Officer
                                              -----------------------------
Name: Richard S. Brennan
      ----------------------------
Title: Secretary
       ---------------------------

                                                                         ANNEX E



               CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

                                       of

                   ADJUSTABLE RATE PREFERRED STOCK, SERIES 1

                                       of

                            BANKAMERICA CORPORATION


         BankAmerica Corporation, a corporation organized and existing under the laws of the State of Delaware (herein referred to as the "Corporation"), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, does hereby CERTIFY:

         1. The Certificate of Incorporation, as amended, of the Corporation fixes the total number of shares of all classes of capital stock which the Corporation shall have the authority to issue as ____________ (________) shares, of which ____________ (________) shares shall be shares of Preferred Stock, without par value, and ____________ (________) shares shall be Common Stock of the par value of $____ per share.

         2. The Certificate of Incorporation, as amended, of the Corporation, expressly grants to the Board of Directors of the Corporation authority to provide for the issuance of the Preferred Stock in one or more series, to fix the number of shares in each such series and to fix the designations and the powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of each such series.

         3. Pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation, as amended, of the Corporation and Delaware law, the Board of Directors, by actions duly taken on January 27, 1994, adopted the following resolution authorizing the issuance of one million seven hundred eighty-eight thousand (1,788,000) shares of Adjustable Rate Preferred Stock, Series 1, without par value:

         RESOLVED, that an issue of a series of the preferred stock, without par value, of the Corporation (such preferred stock being herein referred to as "Preferred Stock," which term shall include any additional shares of preferred stock of the same class heretofore or hereafter authorized to be issued by the Corporation), consisting of one million seven hundred eighty-eight thousand (1,788,000) shares is hereby provided for, and the voting power, designation, preference and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, are fixed hereby as follows:

         (1) Designation. The designation of the series of Preferred Stock created by this resolution shall be "Adjustable Rate Preferred Stock, Series 1," without par value (hereinafter called this "Series"), and the number of shares constituting this Series is one million seven hundred eighty-eight thousand (1,788,000). Shares of this Series shall have a stated value of $50 per share. The number of authorized shares of this Series may be reduced (but not below the number of shares then outstanding) by further resolution duly adopted by the Board of Directors of the Corporation and by the filing of a certificate pursuant to the provisions of the General Corporation Law of the State of Delaware stating that such reduction has been so authorized, but the number of authorized shares of this Series shall not be increased.

         (2)  Dividend Rate.

                 (a) For each quarterly dividend period (hereinafter referred to individually as a "Quarterly Dividend Period" or a "Dividend Period," and collectively referred to as "Dividend Periods"), which Quarterly Dividend Periods shall commence on January 1, April 1, July 1, and October 1 in each year and shall end on and include the day next preceding the first day of the next Quarterly Dividend Period, dividend rates on the shares of this Series shall be at a rate per annum of the stated value thereof equal to the Applicable Rate (as defined in paragraph (b) of this Section
         (2)) in respect of such Quarterly Dividend Period. Dividends shall be cumulative from the date of original issue of such shares and shall be payable, when and as declared by the Board of Directors or by a committee of said Board duly authorized by said Board to declare such dividends, on March 31, June 30, September 30 and December 31 of each year. Each such dividend shall be paid to the holders of record of shares of this Series as they appear on the stock register of the Corporation on such record date, not exceeding 40 days preceding the payment date thereof, as shall be fixed by the Board of Directors or by a committee of said Board duly authorized to fix such date. Dividends on account of arrears for any past Dividend Periods may be declared and paid at any time, without reference to any regular dividend payment date, to holders of record on such date, not exceeding 45 days preceding the payment date thereof, as may be fixed by the Board of Directors or by a committee of said Board duly authorized to fix such date.

                 (b) Except as provided below in this paragraph, the "Applicable Rate" for any Quarterly Dividend Period shall be (1) 1.00% less than (2) the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate (each as hereinafter defined) for such Dividend Period. In the event that the Corporation determines in good faith that for any reason:

                          (i) any one of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate cannot be determined for any Quarterly Dividend Period, then the Applicable Rate for such Dividend Period shall be 1.00% less than the higher of whichever two of such Rates can be so determined;

                          (ii) only one of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate can be determined for any Quarterly Dividend Period, then the Applicable Rate for such Dividend Period shall be 1.00% less than whichever such Rate can be so determined; or

                          (iii) none of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate can be determined for any Quarterly Dividend Period, then the Applicable Rate in effect for the preceding Dividend Period shall be continued for such Dividend Period.

         Anything herein to the contrary notwithstanding, the Applicable Rate for any Quarterly Dividend Period shall in no event be less than 7.50% per annum or greater than 13.50% per annum.

                 (c) Except as provided below in this paragraph, the "Treasury Bill Rate" for each Quarterly Dividend Period shall be the arithmetic average of the two most recent weekly per annum secondary market discount rates (or the one weekly per annum secondary market discount rate, if only one such rate shall be published during the relevant Calendar Period as provided below) for three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of March, June, September or December, as the case may be, prior to the Quarterly Dividend Period for which the dividend rate on this Series is being determined.

                 In the event that the Federal Reserve Board does not publish such a weekly per annum secondary market discount rate during such Calendar Period, then the Treasury Bill Rate for such Dividend Period shall be the arithmetic average of the two most recent weekly per annum secondary market discount rates (or the one weekly per annum secondary market discount rate, if only one such rate shall be published during the relevant Calendar Period as provided below) for three-month U.S. Treasury bills, as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum secondary market discount rate for three-month U.S. Treasury bills shall not be published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate for such Dividend Period shall be the arithmetic average of the two most recent weekly per annum secondary market discount rates (or the one weekly per annum secondary market discount rate, if only one such rate shall be published during the relevant Calendar Period as provided below) for all of the U.S. Treasury bills then having maturities of not less than 80 nor more than 100 days, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board shall not publish such rates, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that the Corporation determines in good faith that for any reason no such U.S. Treasury bill rates are published as provided above during such Calendar Period, then the Treasury Bill Rate for such Dividend Period shall be the arithmetic average of the per annum secondary market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable non-interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to the Corporation by at least three recognized dealers in U.S. Government securities selected by the Corporation. In the event that the Corporation determines in good faith that for any reason the Corporation cannot determine the Treasury Bill Rate for any Quarterly Dividend Period as provided above in this paragraph, the Treasury Bill Rate for such Dividend Period shall be the arithmetic average of the per annum secondary market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable interest-bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to the Corporation by at least three recognized dealers in U.S. Government securities selected by the Corporation.

                 (d) Except as provided below in this paragraph, the "Ten Year Constant Maturity Rate" for each Quarterly Dividend Period shall be the arithmetic average of the two most recent weekly per annum Ten
         Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield shall be published during the relevant Calendar Period as provided below), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of March, June, September or December, as the case may be, prior to the Quarterly Dividend Period for which the dividend rate on this Series is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Ten
         Year Average Yield during such Calendar Period, then the Ten Year Constant Maturity Rate for such Dividend Period shall be the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield shall be published during the relevant Calendar Period as provided below), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Ten Year Average Yield shall not be published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Ten Year Constant Maturity Rate for such Dividend Period shall be the arithmetic average of the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield shall be published during the relevant Calendar Period as provided below) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having maturities of not less than eight nor more than twelve years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board shall not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that the Corporation determines in good faith that for any reason the Corporation cannot determine the Ten
         Year Constant Maturity Rate for any Quarterly Dividend Period as provided above in this paragraph, then the Ten Year Constant Maturity Rate for such Dividend Period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eight nor more than twelve years from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to the Corporation by at least three recognized dealers in U.S.
         Government securities selected by the Corporation.

                 (e) Except as provided below in this paragraph, the "Twenty Year Constant Maturity Rate" for each Quarterly Dividend Period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield shall be published during the relevant Calendar Period as provided below), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of March, June, September or December, as the case may be, prior to the Quarterly Dividend Period for which the dividend rate on this Series is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Twenty Year Average Yield during such Calendar Period, then the Twenty Year Constant Maturity Rate for such Dividend Period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield shall be published during the relevant Calendar Period as provided below), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Twenty Year Average Yield shall not be published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Twenty Year Constant Maturity Rate for such Dividend Period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly average yield to maturity, if only one such yield shall be published during the relevant Calendar Period as provided below) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having maturities of not less than eighteen nor more than twenty-two years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board shall not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that the Corporation determines in good faith that for any reason the Corporation cannot determine the Twenty Year Constant Maturity Rate for any Quarterly Dividend Period as provided above in this paragraph, then the Twenty Year Constant Maturity Rate for such Dividend Period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eighteen nor more than twenty-two years from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to the Corporation by at least three recognized dealers in U.S. Government securities selected by the Corporation.

                 (f) The Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate shall each be rounded to the nearest five hundredths of a percentage point.

                 (g) The Applicable Rate with respect to each Quarterly Dividend Period will be calculated as promptly as practicable by the Corporation according to the appropriate method described herein. The Corporation will cause each Applicable Rate to be published in a newspaper of general circulation in New York City prior to the commencement of the new Quarterly Dividend Period to which it applies and will cause notice of such Applicable Rate to be enclosed with the dividend payment checks next mailed to the holders of shares of this Series.

                 (h)  For purposes of this Section (2), the term

                          (1)  "Calendar Period" shall mean 14 calendar days;

                          (2) "Special Securities" shall mean securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount;

                          (3) "Ten Year Average Yield" shall mean the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and

                          (4) "Twenty Year Average Yield" shall mean the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of twenty years).

         (3)  Dividend Provisions.

                 (a) No full dividends shall be declared or paid or set apart for payment on the Preferred Stock of any series ranking, as to dividends, on a parity with or junior to this Series for any period unless full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment, on this Series for all dividend payment periods terminating on or prior to the date of payment of such full cumulative dividends. When dividends are not paid in full, as aforesaid, upon the shares of this Series and any other Preferred Stock ranking on a parity as to dividends with this Series, all dividends declared upon shares of this Series and any other Preferred Stock ranking on a parity as to dividends with this Series shall be declared pro rata so that the amount of dividends declared per share on this Series and such other Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of this Series and such other Preferred Stock bear to each other. Holders of shares of this Series shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends, as herein provided, on this Series. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on this Series which may be in arrears.

                 (b) So long as any shares of this Series are outstanding, no dividend (other than a dividend in Common Stock or in any other stock ranking junior to this Series as to dividends and upon liquidation and other than as provided in paragraph (a) of this Section (3)) shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock or upon any other stock ranking junior to or on a parity with this Series as to dividends or upon liquidation, nor shall any Common Stock nor any other stock of the Corporation ranking junior to or on a parity with this Series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock by the Corporation (except by conversion into or exchange for stock of the Corporation ranking junior to this Series as to dividends and upon liquidation) unless, in each case, the full cumulative dividends on all outstanding shares of this Series shall have been paid for all past Dividend Periods.

                 (c) Dividends payable on this Series for each full Quarterly Dividend Period shall be computed by dividing the Applicable Rate by four and multiplying the result by the stated value. Dividends payable on this Series for any period less than a full Quarterly Dividend Period shall be computed on the basis of a 360-day year of twelve 30-day months.

         (4)  Redemption.

                 (a) The shares of this Series shall, with the prior written consent of the Federal Reserve Board, if required, be redeemable, as a whole or in part, at any time or from time to time, at the Corporation's option, at a redemption price of $50.00 per share, plus accrued and unpaid dividends thereon to the date fixed for redemption.

                 (b) In the event that fewer than all the outstanding shares of this Series are to be redeemed, the number of shares to be redeemed shall be determined by the Board of Directors and the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors or by any other method as may be determined to be equitable by the Board of Directors in its sole discretion.

                 (c) In the event the Corporation shall redeem shares of this Series, notice of such redemption shall be given by first class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of the shares to be redeemed, at such holder's address as the same appears on the stock register of the Corporation. Each such notice shall state: (1) the redemption date; (2) the number of shares of this Series redeemed and the number of such shares to be redeemed from such holder; (3) the redemption price; (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and
         (5) that dividends on the shares to be redeemed will cease to accrue on such redemption date.

                 (d) Notice having been mailed as aforesaid from and after the redemption date (unless default shall be made by the Corporation in providing money for the payment of the redemption price) dividends on the shares of this Series so called for redemption shall cease to accrue, and said shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the redemption price) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such shares shall be redeemed by the Corporation at the redemption price aforesaid. In case fewer than all the shares represented by any such certificate are redeemed, a new certificate representing the unredeemed shares shall be issued without cost to the holder thereof.

                 (e) Any shares of this Series which shall at any time have been redeemed shall, after such redemption, have the status of authorized but unissued shares of Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series by the Board of Directors.

                 (f)  Notwithstanding the foregoing provisions of this Section
         (4), if any dividends on this Series are in arrears, no shares of this Series shall be redeemed unless all outstanding shares of this Series are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire any shares of this Series; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of this Series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of this Series.

         (5) Conversion or Exchange. The holders of shares of this Series shall not have any rights herein to convert such shares into or exchange such shares for shares of any other class or classes or of any other series of any class or classes of capital stock of the Corporation.

         (6)  Voting.  Except as expressly provided hereinafter in this Section
(6) or as otherwise from time to time required by law, the shares of this Series shall have no voting power.

                 (a) Whenever, at any time or times, dividends payable on any share or shares of the Preferred Stock shall be in arrears in an amount equal to at least six full quarterly dividends (whether or not declared and whether or not consecutive), the holders of record of the outstanding Preferred Stock of all series shall have the exclusive right, voting separately as a single class, to elect two directors of the Corporation at a special meeting of stockholders of the Corporation or at the Corporation's next annual meeting of stockholders, and at each subsequent annual meeting of stockholders, as provided below. At elections for such directors, the holders of shares of this Series shall be entitled to cast one vote for each share held.

                 (b) Upon the vesting of such right of the holders of the Preferred Stock, the maximum authorized number of members of the Board of Directors shall automatically be increased by two and the two vacancies so created shall be filled by vote of the holders of the outstanding Preferred Stock as hereinafter set forth. A special meeting of the stockholders of the Corporation then entitled to vote shall be called by the Chairman of the Board of Directors or the President or the Secretary of the Corporation, if requested in writing by the holders of record of not less than 10% of the Preferred Stock then outstanding. At such special meeting, or, if no such special meeting shall have been called, then at the next annual meeting of stockholders of the Corporation, the holders of the Preferred Stock shall elect, voting as above provided, two directors of the Corporation to fill the aforesaid vacancies created by the automatic increase in the number of members of the Board of Directors. At any and all such meetings for such election, the holders of a majority of the outstanding shares of the Preferred Stock of the Corporation shall be necessary to constitute a quorum for such election, whether present in person or by proxy, and such two directors shall be elected by the vote of at least a plurality of shares held by such stockholders present or represented at the meeting. Any director elected by holders of the Preferred Stock pursuant to this Section may be removed at any annual or special meeting, by vote of a majority of the stockholders voting as a class who elected such director, with or without cause. In case any vacancy shall occur among the directors elected by the holders of the Preferred Stock pursuant to this Section, such vacancy may be filled by the remaining director so elected, or his successor then in office, and the director so elected to fill such vacancy shall serve until the next meeting of stockholders for the election of directors.

                 (c) The right of the holders of the Preferred Stock, voting separately as a class, to elect two members of the Board of Directors of the Corporation as aforesaid shall continue until, and only until, such time as all arrears in dividends (whether or not declared) on the Preferred Stock shall have been paid or declared and set apart for payment, at which time such right shall terminate, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above-mentioned. Upon any termination of the right of the holders of the Preferred Stock as a class to vote for directors as herein provided, the term of office of all directors then in office elected by the holders of the Preferred Stock pursuant to this Section shall terminate immediately. Whenever the term of office of the directors elected by the holders of the Preferred Stock pursuant to this Section shall terminate and the special voting powers vested in the holders of the Preferred Stock pursuant to this Section shall have expired, the maximum number of members of the Board of Directors of the Corporation shall be such number as may be provided for in the By-Laws of the Corporation irrespective of any increase made pursuant to the provisions of this Section.

                 (d) The consent of the holders of at least two-thirds of the number of shares of Preferred Stock at the time outstanding, given in person or by proxy, either in writing or at a meeting of stockholders at which the holders of the Preferred Stock shall vote separately as a class without regard to series, the holders of the shares of this Series being entitled to cast one vote per share thereon, shall be necessary for effecting or validating:

                          (1) any change in the Certificate of Incorporation or certificate supplement thereto or By-Laws of the Corporation which would materially and adversely alter or change the preferences, privileges, rights or powers given to the holders of the Preferred Stock, provided, that if one or more but not all series of Preferred Stock at the time outstanding are so affected, only the consent of the holders of at least two-thirds of each series so affected, voting separately as a class, shall be required; or

                          (2) the issuance of any shares of any other class of stock of the Corporation ranking prior to the Preferred Stock.

                 The term "ranking prior to the Preferred Stock" shall mean and include all shares of stock of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or an involuntary liquidation, dissolution or winding up of the Corporation, are given preference over the rights of the holders of the Preferred Stock.

         (7)  Liquidation Rights.

                 (a) Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, the holders of the shares of this Series shall be entitled to receive out of the assets of the Corporation available for distribution to stockholders, before any payment or distribution shall be made on the Common Stock or any other class of stock ranking junior to the Preferred Stock, upon liquidation, the amount of $50 per share, plus a sum equal to all dividends (whether or not earned or declared) on such shares accrued and unpaid thereon to the date of final distribution.

                 (b) Neither the sale, lease or exchange (for cash, shares of stock, securities or other consideration) of all or substantially all the property and assets of the Corporation nor the merger or consolidation of the Corporation into or with any other corporation or the merger or consolidation of any other corporation into or with the Corporation, shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of this Section
         (7).

                 (c) After the payment to the holders of the shares of this Series of the full preferential amounts provided for in this Section
         (7), the holders of this Series as such shall have no right or claim to any of the remaining assets of the Corporation.

                 (d) In the event the assets of the Corporation available for distribution to the holders of shares of this Series upon any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to paragraph (a) of this Section (7), no such distribution shall be made on account of any shares of any other class or series of Preferred Stock ranking on a parity with the shares of this Series upon such dissolution, liquidation or winding up unless proportionate distributive amounts shall be paid on account of the shares of this Series, ratably, in proportion to the full distributable amounts for which holders of all such parity shares are respectively entitled upon such dissolution, liquidation or winding up.

         (8) Ranking. For purposes of this resolution, any stock of any class or classes of the Corporation shall be deemed to rank:

                 (a) Prior to the shares of this Series, either as to dividends or upon liquidation, if the holders of such class or classes shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in preference or priority to the holders of shares of this Series;

                 (b) On a parity with shares of this Series, either as to dividends or upon liquidation, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share or sinking fund provisions, if any, be different from those of this Series, if the holders of such stock shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in proportion to their respective dividend rates or liquidation prices, without preference or priority, one over the other, as between the holders of such stock and the holders of shares of this Series; and

                 (c) Junior to shares of this Series, either as to dividends or upon liquidation, if such class shall be Common Stock or if the holders of shares of this Series shall be entitled to receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in preference or priority to the holders of shares of such class or classes.

         IN WITNESS WHEREOF, BankAmerica Corporation has caused its corporate seal to be hereunder affixed and this certificate to be signed by Richard M. Rosenberg, its Chairman, and the same to be attested by ________________, its Assistant Secretary, this ____ day of ____________.


                                          BANKAMERICA CORPORATION


                                          By _________________________________
                                             Richard M. Rosenberg, Chairman

[Corporate Seal]

Attest:

______________________________
     Assistant Secretary

                                                                         ANNEX F



               CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

                                       of

              ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES 2

                                       of

                            BANKAMERICA CORPORATION


         BankAmerica Corporation, a corporation organized and existing under the laws of the State of Delaware (herein referred to as the "Corporation"), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, does hereby CERTIFY:

         A. The Certificate of Incorporation, as amended, of the Corporation fixes the total number of shares of all classes of capital stock which the Corporation shall have the authority to issue as ________ shares, of which ________ shares shall be shares of Preferred Stock, without par value.

         B. The Certificate of Incorporation, as amended, of the Corporation, expressly grants to the Board of Directors of the Corporation authority to provide for the issuance of the Preferred Stock in one or more series, to fix the number of shares in each such series and to fix the designations and the powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of each such series.

         C. Pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation, as amended, of the Corporation and Delaware law, the Board of Directors and the Executive Committee thereof, by actions duly taken on January 27, 1994, respectively, adopted the following resolution authorizing the issuance of three million (3,000,000) shares of Adjustable Rate Cumulative Preferred Stock, Series 2, without par value:

         RESOLVED that an issue of a series of the preferred stock, without par value, of the Corporation (such preferred stock being herein referred to as "Preferred Stock," which term shall include any additional shares of preferred stock of the same class heretofore or hereafter authorized to be issued by the Corporation), consisting of three million (3,000,000) shares is hereby provided for, and the voting power, designation, preference and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, are fixed hereby as follows:

         1. Designation. The designation of the series of Preferred Stock created by this resolution shall be "Adjustable Rate Cumulative Preferred Stock, Series 2," without par value (hereinafter called this "Series"), and the number of shares constituting this Series is 3,000,000. Shares of this Series shall have a stated value of $100 per share. The number of authorized shares of this Series may be reduced (but not below the number of shares then outstanding) or increased by further resolution duly adopted by the Board of Directors of the Corporation and by the filing of a certificate pursuant to the provisions of the General Corporation Law of the State of Delaware stating that such increase or reduction has been so authorized.

         2.      Dividend Rate.

         (a) For each Quarterly Dividend Period (hereinafter individually referred to as a "Quarterly Dividend Period" or a "Dividend Period," and collectively referred to as "Dividend Periods"), which Quarterly Dividend Periods shall commence on January 1, April 1, July 1 and October 1 in each year and shall end on and include the day next preceding the first day of the next Quarterly Dividend Period, dividend rates on the shares of this Series shall be at a rate per annum of the stated value thereof equal to the Applicable Rate in respect of such Quarterly Dividend Period.

         (b) Except as provided below in this paragraph, the "Applicable Rate" for any Quarterly Dividend Period shall be (1) 1.10% greater than (2) the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate (each as hereinafter defined) for such Dividend Period. In the event that the Corporation determines in good faith that for any reason:

                 (i) any one of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate cannot be determined for any Quarterly Dividend Period, then the Applicable Rate for such Dividend Period shall be 1.10% greater than the higher of whichever two of such Rates can be so determined;

                 (ii) only one of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate can be determined for any Quarterly Dividend Period, then the Applicable Rate for such Dividend Period shall be 1.10% greater than whichever such Rate can be so determined; or

                 (iii) none of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate can be determined for any Quarterly Dividend Period, then the Applicable Rate in effect for the preceding Dividend Period shall be continued for such Dividend Period.

         Anything herein to the contrary notwithstanding, the Applicable Rate for any Quarterly Dividend Period shall in no event be less than 9.0% per annum or greater than 15.75% per annum.

         (c) Except as provided below in this paragraph, the "Treasury Bill Rate" for each Quarterly Dividend Period shall be the arithmetic average of the two most recent weekly per annum secondary market discount rates (or the one weekly per annum secondary market discount rate, if only one such rate shall be published during the relevant Calendar Period as provided below) for three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of December, March, June or September, as the case may be, prior to the Quarterly Dividend Period for which the dividend rate on this Series is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum secondary market discount rate during such Calendar Period, then the Treasury Bill Rate for such Dividend Period shall be the arithmetic average of the two most recent weekly per annum secondary market discount rates (or the one weekly per annum secondary market discount rate, if only one such rate shall be published during the relevant Calendar Period as provided below) for three-month U.S. Treasury bills, as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum secondary market discount rate for three-month U.S. Treasury bills shall not be published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate for such Dividend Period shall be the arithmetic average of the two most recent weekly per annum secondary market discount rates (or the one weekly per annum secondary market discount rate, if only one such rate shall be published during the relevant Calendar Period as provided below) for all of the U.S. Treasury bills then having maturities of not less than 80 nor more than 100 days, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board shall not publish such rates, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that the Corporation determines in good faith that for any reason no such U.S. Treasury bill rates are published as provided above during such Calendar Period, then the Treasury Bill Rate for such Dividend Period shall be the arithmetic average of the per annum secondary market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable non-interest bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to the Corporation by at least three recognized dealers in U.S. Government securities selected by the Corporation. In the event that the Corporation determines in good faith that for any reason the Corporation cannot determine the Treasury Bill Rate for any Quarterly Dividend Period as provided above in this paragraph, the Treasury Bill Rate for such Dividend Period shall be the arithmetic average of the per annum secondary market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable interest- bearing U.S. Treasury securities with a maturity of not less than 80 nor more than 100 days, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to the Corporation by at least three recognized dealers in U.S. Government securities selected by the Corporation.

         (d) Except as provided below in this paragraph, the "Ten Year Constant Maturity Rate" for each Quarterly Dividend Period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield shall be published during the relevant Calendar Period as provided below), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of December, March, June or September, as the case may be, prior to the Quarterly Dividend Period for which the dividend rate on this Series is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Ten Year Average Yield during such Calendar Period, then the Ten Year Constant Maturity Rate for such Dividend Period shall be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such Yield shall be published during the relevant Calendar Period as provided below), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Ten Year Average Yield should not be published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Ten Year Constant Maturity Rate for such Dividend Period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield shall be published during the relevant Calendar Period as provided below) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having maturities of not less than eight nor more than twelve years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board shall not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that the Corporation determines in good faith that for any reason the Corporation cannot determine the Ten Year Constant Maturity Rate for any Quarterly Dividend Period as provided above in this paragraph, then the Ten Year Constant Maturity Rate for such Dividend Period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eight nor more than twelve years from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to the Corporation by at least three recognized dealers in U.S. Government securities selected by the Corporation.

         (e) Except as provided below in this paragraph, the "Twenty Year Constant Maturity Rate" for each Quarterly Dividend Period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield shall be published during the relevant Calendar Period as provided below), as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the last ten calendar days of December, March, June or September, as the case may be, prior to the Quarterly Dividend Period for which the dividend rate on this Series is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Twenty Year Average Yield during such Calendar Period, then the Twenty

Year Constant Maturity Rate for such Dividend Period shall be the arithmetic average of the two most recent weekly per annum Twenty Year Average Yields (or the one weekly per annum Twenty Year Average Yield, if only one such Yield shall be published during the relevant Calendar Period as provided below), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Corporation. In the event that a per annum Twenty Year Average Yield shall not be published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Twenty Year Constant Maturity Rate for such Dividend Period shall be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield shall be published during the relevant Calendar Period as provided below) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having maturities of not less than eighteen nor more than twenty-two years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board shall not publish such yields, by any Federal Reserve Bank or any U.S. Government department or agency selected by the Corporation. In the event that the Corporation determines in good faith that for any reason the Corporation cannot determine the Twenty Year Constant Maturity Rate for any Quarterly Dividend Period as provided above in this paragraph, then the Twenty Year Constant Maturity Rate for such Dividend Period shall be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eighteen nor more than twenty-two years from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations shall not be generally available) to the Corporation by at least three recognized dealers in U.S. Government securities selected by the Corporation.

         (f) The Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Twenty Year Constant Maturity Rate shall each be rounded to the nearest five hundredths of a percentage point.

         (g) The Applicable Rate with respect to each Quarterly Dividend Period will be calculated as promptly as practicable by the Corporation according to the appropriate method described herein. The Corporation will cause each Applicable Rate to be published in a newspaper of general circulation in New York City prior to the commencement of the new Quarterly Dividend Period to which it applies and will cause notice of such Applicable Rate to be enclosed with the dividend payment checks next mailed to the holders of shares of this Series.

         (h)     For purposes of this Section 2, the term:

                 (1)      "Calendar Period" shall mean 14 calendar days;

                 (2) "Special Securities" shall mean securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount;

                 (3) "Ten Year Average Yield" shall mean the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and

                 (4) "Twenty Year Average Yield" shall mean the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of twenty years).

         3.      Dividend Provisions.

         (a) No full dividends shall be declared or paid or set apart for payment on shares of any class or any series ranking, as to dividends, on a parity with or junior to this Series for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on this Series for all dividend payment periods terminating on or prior to the last day of the dividend payment period in which such full dividends are to be paid. When dividends are not paid in full, as aforesaid, upon the shares of this Series and any other class or series ranking on a parity as to dividends with this Series, all dividends declared upon shares of this Series and any other class or series ranking on a parity as to dividends with this Series shall be declared pro rata so that the amount of dividends declared per share on this Series and such other class or series ranking on a parity with this Series shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of this Series and such other class or series ranking on a parity with this Series bear to each other. Holders of shares of this Series shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends, as herein provided, on this Series. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on this Series which may be in arrears.

         (b) So long as any shares of this Series are outstanding, no dividend (other than a dividend in Common Stock or in any other stock ranking junior to this Series as to dividends and upon liquidation and other than as provided in paragraph (a) of this Section 3) shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock or upon any other stock ranking junior to or on a parity with this Series as to dividends or upon liquidation, nor shall any Common Stock nor any other stock of the Corporation ranking junior to or on a parity with this Series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Corporation (except by conversion into or exchange for stock of the Corporation ranking junior to this Series as to dividends and upon liquidation) unless, in each case, the full cumulative dividends on all outstanding shares of this Series shall have been paid for all past dividend payment periods, or are concurrently, declared, paid or a sum sufficient for the payment thereof set apart for payment.

         (c) Dividends payable on shares of this Series for each full Quarterly Dividend Period shall be computed by dividing the Applicable Rate by four and multiplying the result by the stated value. Dividends payable on shares of this Series for any period less than a full Quarterly Dividend Period shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in the period for which a dividend is payable.

         (d) Dividends shall be cumulative from the date of original issue of such shares and shall be payable when and as declared by the Board of Directors or by a committee of said Board duly authorized by said Board to declare such dividends, on December 31, March 31, June 30 and September 30 of each year. Each such dividend shall be paid to the holders of record of shares of this Series as they appear on the stock register of the Corporation on such record date, not exceeding 40 days preceding the payment date thereof, as shall be fixed by the Board of Directors of the Corporation or by a committee of said Board of Directors duly authorized to fix such date. Dividends on account of arrears for any past Dividend Periods may be declared and paid at any time, without reference to any regular dividend payment date, to holders of record on such date, not exceeding 45 days preceding the payment date thereof, as may be fixed by the Board of Directors of the Corporation or by a committee of said Board of Directors duly authorized to fix such date.

         4.      Redemption.

         (a) The shares of this Series shall, with the prior consent of the Board of Governors of the Federal Reserve System, if required, be redeemable as a whole or in part, at any time or from time to time, at the Corporation's option, at a redemption price of (1) $108.00 per share in the case of any redemption occurring on or before August 15, 1999 and (2) $100.00 per share in the case of any redemption occurring after August 15, 1999, plus an amount equal to accrued and unpaid dividends thereon to the date fixed for redemption (computed on the basis of a 360- day year of twelve 30-day months and the actual number of days elapsed in the period).

         (b) In the event that fewer than all the outstanding shares of this Series are to be redeemed, the number of shares to be redeemed shall be determined by the Board of Directors and the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors or by any other method as may be determined to be equitable by the Board of Directors in its sole discretion.

         (c) In the event the Corporation shall redeem shares of this Series, notice of such redemption shall be given by first class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of the shares to be redeemed, at such holder's address as the same appears on the stock register of the Corporation. Each such notice shall state: (1) the redemption date; (2) the number of shares of this Series to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and
(5) that dividends on the shares to be redeemed will cease to accrue on such redemption date.

         (d) Notice having been mailed as aforesaid, from and after the redemption date (unless default shall be made by the Corporation in providing money for the payment of the redemption price) dividends on the shares of this Series so called for redemption shall cease to accrue, and said shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the redemption price) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such shares shall be redeemed by the Corporation at the redemption price aforesaid. In case fewer than all the shares represented by any such certificate are redeemed, a new certificate representing the unredeemed shares shall be issued without cost to the holder thereof.

         (e) Any shares of this Series which shall at any time have been redeemed shall, after such redemption, have the status of authorized but unissued shares of Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation.

         (f) Notwithstanding the foregoing provisions of this Section 4, if any dividends on this Series are in arrears, no shares of this Series shall be redeemed unless all outstanding shares of this Series are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire any shares of this Series; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of this Series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of this Series.

         5.      Voting.  Except as expressly provided hereinafter in this
Section 5 or as otherwise from time to time required by law, the shares of this Series shall have no voting power.

         (a) Whenever, at any time or times, dividends payable on any share or shares of this Series shall be in arrears in an amount equal to at least six full quarterly dividends (whether or not declared and whether or not consecutive), the holders of record of the outstanding Preferred Stock of all series shall have the exclusive right, voting separately as a single class, to elect two directors of the Corporation at a special meeting of stockholders of the Corporation or at the Corporation's next annual meeting of stockholders, and at each subsequent annual meeting of stockholders, as provided below. At elections for such directors, the holders of shares of this Series shall be entitled to cast one vote for each share held.

         (b) Upon the vesting of such right of the holders of the Preferred Stock, the maximum authorized number of members of the Board of Directors shall automatically be increased by two and the two vacancies so created shall be filled by vote of the holders of the outstanding Preferred Stock as hereinafter set forth. A special meeting of the stockholders of the Corporation then entitled to vote shall be called by the Chairman or the President or the Secretary of the Corporation, if requested in writing by the holders of record of not less than 10% of the Preferred Stock then outstanding. At such special meeting, or, if no such special meeting shall have been called, then at the next annual meeting of stockholders of the Corporation, the holders of the shares of the Preferred Stock shall elect, voting as above provided, two directors of the Corporation to fill the aforesaid vacancies created by the automatic increase in the number of members of the Board of Directors. At any and all such meetings for such election, the holders of a majority of the outstanding shares of the Preferred Stock shall be necessary to constitute a quorum for such election, whether present in person or by proxy, and such two directors shall be elected by the vote of at least a plurality of shares held by such stockholders present or represented at the meeting. Any director elected by holders of shares of the Preferred Stock pursuant to this Section may be removed at any annual or special meeting, by vote of a majority of the stockholders voting as a class who elected such director, with or without cause. In case any vacancy shall occur among the directors elected by the holders of the Preferred Stock pursuant to this Section, such vacancy may be filled by the remaining director so elected, or his successor then in office, and the director so elected to fill such vacancy shall serve until the next meeting of stockholders for the election of directors.

         (c) The right of the holders of the Preferred Stock, voting separately as a class, to elect two members of the Board of Directors of the Corporation as aforesaid shall continue until, and only until, such time as all arrears in dividends (whether or not declared) on the Preferred Stock shall have been paid or declared and set apart for payment, at which time such right shall terminate, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above-mentioned. Upon any termination of the right of the holders of the shares of the Preferred Stock as a class to vote for directors as herein provided, the term of office of all directors then in office elected by the holders of Preferred Stock pursuant to this Section shall terminate immediately. Whenever the term of office of the directors elected by the holders of the Preferred Stock pursuant to this Section shall terminate and the special voting powers vested in the holders of the Preferred Stock pursuant to this Section shall have expired, the maximum number of members of the Board of Directors of the Corporation shall be such number as may be provided for in the By-laws of the Corporation irrespective of any increase made pursuant to the provisions of this Section.

         (d) The consent of the holders of at least two-thirds of the number of shares of Preferred Stock at the time outstanding, given in person or by proxy, either in writing or at a meeting of stockholders at which the holders of the Preferred Stock shall vote separately as a class, the holders of the Preferred Stock being entitled to cast one vote per share thereon, shall be necessary for effecting or validating:

                 (i) any change in the Certificate of Incorporation, as amended, or certificate supplemental thereto or By-laws of the Corporation which would materially and adversely alter or change the preferences, privileges, rights or powers given to the holders of the Preferred Stock, provided that if one or more but not all series of Preferred Stock at the time outstanding are so affected, only the consent of the holders of at least two-thirds of each series so affected, voting separately as a class, shall be required; or

                 (ii) the issuance of any shares of any other class of stock of the Corporation ranking prior to the Preferred Stock.

         The term "ranking prior to the Preferred Stock" shall mean and include all shares of stock of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or an involuntary liquidation, dissolution or winding up of the Corporation, are given preference over the rights of the holders of the Preferred Stock.

         6.      Liquidation Rights.

         (a) Upon the dissolution, liquidation or winding up of the Corporation, the holders of the shares of this Series shall be entitled to receive out of the assets of the Corporation, before any payment or distribution shall be made on the Common Stock, or on any other class or series of stock ranking junior to this Series, upon liquidation, the amount of $100.00 per share, plus a sum equal to all dividends (whether or not earned or declared) on such shares accrued and unpaid thereon to the date of final distribution.

         (b) Neither the sale, lease or exchange (for cash, shares of stock, securities or other consideration) of all or substantially all the property and assets of the Corporation nor the merger or consolidation of the Corporation into or with any other corporation or the merger or consolidation of any other corporation into or with the Corporation, shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of this Section 6.

         (c) After the payment to the holders of the shares of this Series of the full preferential amounts provided for in this Section 6, the holders of this Series as such shall have no right or claim to any of the remaining assets of the Corporation.

         (d) In the event the assets of the Corporation available for distribution to the holders of shares of this Series upon any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to paragraph (a) of this Section 6, no such distribution shall be made on account of any shares of any other class or series of capital stock ranking on a parity with the shares of this Series upon such dissolution, liquidation or winding up unless proportionate distributive amounts shall be paid on account of the shares of this Series, ratably, in proportion to the full distributable amounts for which holders of all such parity shares are respectively entitled upon such dissolution, liquidation or winding up.

         (e) Upon the dissolution, liquidation or winding up of the Corporation, the holders of shares of this Series then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders all amounts to which such holders are entitled pursuant to paragraph (a) of this Section 6 before any payment shall be made to the holders of any class of capital stock of the Corporation ranking junior upon liquidation to this Series.

         7. Ranking. The Corporation's Adjustable Rate Preferred Stock, Series 1, shall rank, both as to dividends and upon liquidation, on a parity with the shares of this Series, and any stock of any class or classes of the Corporation shall be deemed to rank:

         (a) Prior to the shares of this Series, either as to dividends or upon liquidation, if the holders of such class or classes shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up or the Corporation, as the case may be, in preference or priority to the holders of shares of this Series;

         (b) On a parity with shares of this Series, either as to dividends or upon liquidation, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share or sinking fund provisions, if any, be different from those of this Series, if the holders of such stock shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in proportion to their respective dividend rates or liquidation prices, without preference or priority, one over the other, as between the holders of such stock and the holders of shares of this Series; and

         (c) Junior to shares of this Series, either as to dividends or upon liquidation, if such class shall be Common Stock or if the holders of shares of this Series shall be entitled to receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Corporation, as the case may be, in preference or priority to the holders of shares of such class or classes.

         IN WITNESS WHEREOF, BankAmerica Corporation has caused its corporate seal to be hereunder affixed and this certificate to be signed by Richard M. Rosenberg, its Chairman, and the same to be attested by ________________, its Assistant Secretary, this ____ day of ____________.


                                          BANKAMERICA CORPORATION


                                          By _________________________________
                                             Richard M. Rosenberg, Chairman

[Corporate Seal]

Attest:



______________________________
     Assistant Secretary

                                                                         ANNEX G

[Goldman, Sachs & Co. Letterhead]

May 16, 1994

Board of Directors
Continental Bank Corporation
231 South LaSalle Street
Chicago, Illinois 60697

Gentlemen and Madame:

     You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $4 per share (the "Shares"), of Continental Bank Corporation (the "Company") of the Stock Consideration and the Cash Consideration (as defined below) to be received for Shares pursuant to the Restated Agreement and Plan of Merger dated as of January 27, 1994 between BankAmerica Corporation ("BankAmerica") and the Company (the "Agreement"). Pursuant to the Agreement, the Company will be merged with BankAmerica (the "Merger") and each outstanding Share not owned by BankAmerica will be converted into a number of shares of Common Stock, par value $1.5625 per share, of BankAmerica (the "BankAmerica Shares") determined as set forth in the Agreement (the "Stock Consideration") or an amount of cash determined as set forth in the Agreement (the "Cash Consideration"). Holders of Shares may elect to convert such Shares into the right to receive either Stock Consideration or Cash Consideration subject to certain procedures and limitations contained in the Agreement.

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including acting as managing underwriter of a number of offerings of the Company's securities in recent years, and having acted as financial advisor in connection with and having participated in certain of the negotiations leading to the Agreement. We also have provided certain investment banking services to BankAmerica from time to time, including acting as managing underwriter of a public offering of subordinated notes of BankAmerica in February, 1993 and advising BankAmerica in the sale of certain of its real estate assets in 1993, and may provide investment banking services to BankAmerica in the future.

     In connection with this opinion, we have reviewed, among other things, the Agreement; the Registration Statement on Form S-4, including the Proxy Statement-Prospectus relating to the Annual Meeting of the Company Stockholders at which holders of the Shares will be asked to approve the Merger; Annual Reports to Stockholders of BankAmerica and Annual Reports on Form 10-K of the Company and BankAmerica for the five years ended December 31, 1993; Annual Reports to Stockholders of the Company for the four years ended December 31, 1992 and a draft Annual Report to Stockholders of the Company for the year ended December 31, 1993; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and BankAmerica; certain other communications from the Company and BankAmerica to their respective stockholders; and certain internal financial analyses and forecasts for the Company and BankAmerica prepared by their respective managements. We also have held discussions with members of the senior management of the Company and BankAmerica regarding the past and current business operations, regulatory relationships, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the BankAmerica Shares, compared certain financial and stock market information for the Company and BankAmerica with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

     We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In that regard, we have assumed, with your consent, that the financial forecasts, including, without limitation, projected cost savings and operating synergies resulting from the Merger and projections regarding underperforming and non-performing assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company and BankAmerica and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Company and BankAmerica are in the aggregate adequate to cover all such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company or BankAmerica or any of their respective subsidiaries. We also have assumed that BankAmerica will receive all necessary regulatory approvals without undue delay. In addition, at your direction, we have discussed the possibility of a potential transaction with a limited number of other parties.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Stock Consideration and the Cash Consideration to be received by the holders of the Shares are each fair to the holders of Shares receiving such Consideration.

Very truly yours,

GOLDMAN, SACHS & CO.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As authorized by Section 145 of the Delaware General Corporation Law, the Bylaws of BAC provide for indemnification of directors and officers in certain cases. A director or officer of BAC (i) must be indemnified by BAC for all expenses of litigation or other legal proceedings when he or she is successful on the merits or otherwise in such litigation or proceedings, (ii) must be indemnified by BAC for the expenses, judgments, fines and amounts paid in settlement of litigation or proceedings (other than a derivative action), even if he or she is not successful, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of BAC (and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was not lawful), and (iii) must be indemnified by BAC for expenses of a derivative action, even if he or she is not successful, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BAC, provided that no indemnification may be made in the case of a derivative action if the person is judged liable to BAC, unless a court determines that, despite such adjudication but in view of the circumstances, such person is entitled to indemnification of such expenses.

     The Bylaws of BAC further provide that BAC may purchase insurance on behalf of its directors and officers whether or not it would have the power to indemnify them against such liability.

     There is directors' and officers' liability insurance presently outstanding which insures directors and officers of BAC and certain of its subsidiaries, including Bank of America. The policies cover loss for which BAC or any of such subsidiaries shall be required or permitted by law to indemnify directors and officers and which result from claims made against such directors or officers based upon the commission of wrongful acts in the performance of their duties. The policies also cover losses which the directors or officers must pay as the result of claims brought against them based upon the commission of wrongful acts in the performance of their duties and for which they are not indemnified by BAC or any of such subsidiaries. The losses covered by the policies are subject to certain exclusions and do not include fines or penalties imposed by law or other matters deemed uninsurable under the law. The policies contain certain provisions regarding deductibles.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     (a) EXHIBITS. Parenthetical references to exhibits in the description of Exhibits 2.1, 3.1, 3.2, 4.1, 4.2 and 10.1 below are incorporated by reference from such exhibits to the indicated reports of BAC filed with the Securities and Exchange Commission (the "SEC") under File No. 1-7377. Exhibits marked with one asterisk (*) were previously filed with this Registration Statement on May 17, 1994.


         2.1     Restated Agreement and Plan of Merger dated as of January 27, 1994 by and between BAC and Continental (included as Annex A to the Proxy
                 Statement-Prospectus (without exhibits)) (incorporated by reference to
                 Exhibit 2 to BAC's Current Report on Form 8-K filed March 15, 1994).
         3.1     Certificate of Incorporation of BAC, as amended (incorporated by reference to Exhibit 3(i) to BAC's report on Form 10-K for the year ended December 31,
                 1992).
         3.2     By-laws of BAC, as amended (incorporated by reference to Exhibit 3.b. to
                 BAC's Registration Statement on Form S-4 (Reg. No. 33-51333) filed December
                 8, 1993).
         3.3     Form of Certificate of Designation, Preferences and Rights of BAC Adjustable
                 Rate Preferred Stock, Series 1 (included as Annex E to the Proxy
                 Statement-Prospectus).
         3.4     Form of Certificate of Designation, Preferences and Rights of BAC Adjustable
                 Rate Cumulative Preferred Stock, Series 2 (included as Annex F to the Proxy
                 Statement-Prospectus).
         4.1     Specimen of BAC's Common Stock certificate with Rights legend (incorporated by reference to Exhibit 4.1 to BAC's Registration Statement on Form S-4
                 (Reg. No. 33-439841) filed November 14, 1991).

         4.2     Form of Rights Certificate (incorporated by reference to Exhibit B to
                 Exhibit 1 to BAC's Form 8-A dated April 13, 1988).
         4.3     BAC and certain of its consolidated subsidiaries have outstanding certain long-term debt. None of such debt exceeds 10% of the total assets of BAC and its consolidated subsidiaries; therefore, copies of the constituent instruments defining the rights of the holders of such debt are not included as exhibits to this Registration Statement. BAC agrees to furnish copies of such instruments to the SEC upon request.
         5.1*    Opinion of Michael J. Halloran, counsel to BAC, regarding legality of securities being issued.
         8.1     Opinion of Wachtell, Lipton, Rosen & Katz, special counsel to Continental
                 Bank Corporation, regarding certain federal income tax consequences of the
                 Merger.
        10.1     Stock Option Agreement dated as of January 27, 1994 between BAC and
                 Continental (included as Annex D to the Proxy Statement-Prospectus)
                 (incorporated by reference to Exhibit 10 to BAC's Current Report on Form 8-K filed February 3, 1994).
        23.1     Consent of Ernst & Young with respect to financial statements of BAC.
        23.2     Consent of Price Waterhouse with respect to financial statements of
                 Continental.
        23.3*    Consent of Michael J. Halloran (included in Exhibit 5.1).
        23.4     Consent of Goldman, Sachs & Co.
        23.5*    Consent of John M. Richman (expected to become a director of Registrant).
        23.6     Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1).
        24.1*    Powers of Attorney.
        99.1*    Form of Election Form and Letter of Transmittal.
        99.2*    Form of Proxy Card for Continental Common Stock.


     (b) FINANCIAL STATEMENT SCHEDULES: Inapplicable.

ITEM 22. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on May 20, 1994.


                                          BANKAMERICA CORPORATION


                                          By       /s/  CHERYL SOROKIN


                                                       Cheryl Sorokin


                                                Executive Vice President and
                                                          Secretary



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURE                                  CAPACITY                       DATE
- --------------------------------------    --------------------------------------    -------------
                                             Chairman of the Board and Chief
           RICHARD M. ROSENBERG*          Executive Officer (Principal Executive
         Richard M. Rosenberg                     Officer) and Director
                                           Vice Chairman of the Board and Chief
              LEWIS W. COLEMAN*           Financial Officer (Principal Financial
           Lewis W. Coleman                       Officer) and Director
         /s/  PAUL R. OGORZELEC            Executive Vice President (Principal
          Paul R. Ogorzelec                        Accounting Officer)              May 20, 1994


Directors:

JOSEPH F. ALIBRANDI*                  Director
PETER B. BEDFORD*                     Director
ANDREW F. BRIMMER*                    Director
RICHARD A. CLARKE*                    Director
TIMM F. CRULL*                        Director
C.R. DAHL*                            Director
KATHLEEN FELDSTEIN*                   Director
DONALD E. GUINN*                      Director
PHILIP M. HAWLEY*                     Director
FRANK L. HOPE, JR.*                   Director
LAWRENCE O. KITCHEN*                  Director
IGNACIO E. LOZANO, JR.*               Director
CORNELL C. MAIER*                     Director
WALTER E. MASSEY*                     Director
RUBEN F. METTLER*                     Director
A. MICHAEL SPENCE*                    Director
JACQUES S. YEAGER*                    Director

A majority of the members of the Board of Directors.

*By:    /s/  STEVEN D. KRIEG
            Steven D. Krieg,
            Attorney-in-Fact


Dated: May 20, 1994

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                              DOCUMENT DESCRIPTION*                                PAGE
- ------     ------------------------------------------------------------------------  ------------
  2.1      Restated Agreement and Plan of Merger dated as of January 27, 1994 by and between BAC and Continental (included as Annex A to the Proxy
           Statement-Prospectus (without exhibits) (incorporated by reference to
           Exhibit 2 to BAC's Current Report on Form 8-K filed March 15, 1994).....
  3.1      Certificate of Incorporation of BAC, as amended (incorporated by reference to Exhibit 3(i) to BAC's report on Form 10-K for the year ended December 31, 1992)................................................
  3.2      By-laws of BAC, as amended (incorporated by reference to Exhibit 3.b. to
           BAC's Registration Statement on Form S-4 (Reg. No. 33-51333) filed
           December 8, 1993).......................................................
  3.3      Form of Certificate of Designation, Preferences and Rights of BAC
           Adjustable Rate Preferred Stock, Series 1 (included as Annex E to the
           Proxy Statement-Prospectus).............................................
  3.4      Form of Certificate of Designation, Preferences and Rights of BAC
           Adjustable Rate Cumulative Preferred Stock, Series 2 (included as Annex
           F to the Proxy Statement-Prospectus)....................................
  4.1      Specimen of BAC's Common Stock certificate with Rights legend
           (incorporated by reference to Exhibit 4.1 to BAC's Registration
           Statement on Form S-4 (Reg. No. 33-439841) filed November 14, 1991).....
  4.2      Form of Rights Certificate (incorporated by reference to Exhibit B to
           Exhibit 1 to BAC's Form 8-A dated April 13, 1988).......................
  4.3      BAC and certain of its consolidated subsidiaries have outstanding certain long-term debt. None of such debt exceeds 10% of the total assets of BAC and its consolidated subsidiaries; therefore, copies of the constituent instruments defining the rights of the holders of such debt are not included as exhibits to this Registration Statement. BAC agrees to furnish copies of such instruments to the SEC upon request....
  5.1*     Opinion of Michael J. Halloran, counsel to BAC, regarding legality of securities being issued.................................................
  8.1      Opinion of Wachtell, Lipton, Rosen & Katz, special counsel to
           Continental Bank Corporation, regarding certain federal income tax consequences of the Merger..............................................
 10.1      Stock Option Agreement dated as of January 27, 1994 between BAC and
           Continental (included as Annex D to the Proxy Statement-Prospectus)
           (incorporated by reference to Exhibit 10 to BAC's Current Report on Form
           8-K filed February 3, 1994).............................................
 23.1      Consent of Ernst & Young with respect to financial statements of BAC....
 23.2      Consent of Price Waterhouse with respect to financial statements of
           Continental.............................................................
 23.3*     Consent of Michael J. Halloran (included in Exhibit 5.1)................
 23.4      Consent of Goldman, Sachs & Co..........................................
 23.5*     Consent of John M. Richman (expected to become a director of
           Registrant).............................................................
 23.6      Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1).....
 24.1*     Powers of Attorney......................................................
 99.1*     Form of Election Form and Letter of Transmittal.........................
 99.2*     Form of Proxy Card for Continental Common Stock.........................


- ---------------


* Parenthetical references to exhibits in the description of Exhibits 2.1, 3.1, 3.2, 4.1, 4.2 and 10.1 are incorporated by reference from such exhibits to the indicated reports of BAC filed with the SEC under File No. 1-7377. Exhibits marked with one asterisk (*) were previously filed with this Registration Statement on May 17, 1994.